As filed with the Securities and Exchange Commission on August 2, 2010

Registration No. 333-166128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NXP Semiconductors N.V.

(Exact name of Registrant as specified in its charter)

The Netherlands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

High Tech Campus 60

5656 AG Eindhoven

The Netherlands

Tel: +31 40 2729233

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James N. Casey

1109 McKay Drive

M/S 54SJ

San Jose, CA 95131-1706

United States

Tel: +1 408 434 3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicholas J. Shaw	Paul Etienne Kumleben
Simpson Thacher & Bartlett LLP CityPoint One Ropemaker Street London EC2Y 9HU England	Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG England

Approximate date of commencement of proposed sale to the public:

As soon as possible after this registration statement becomes effective

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.	☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 2, 2010.

NXP Semiconductors N.V.

34,000,000 Shares

Common Stock

We are offering 34,000,000 shares of our common stock in this initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price to be between $18.00 and $21.00 per share. We intend to apply to list the common stock on the NASDAQ Global Select Market under the symbol “NXPI”.

An investment in our common stock involves risks. See “Risk Factors” beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial price to public	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than 34,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 5,100,000 shares from us at the initial offering price, less the underwriting discount, within 30 days of the date of this prospectus. See the section of this prospectus entitled “Underwriting”.

The underwriters expect to deliver the shares against payment on or about             , 2010.

Credit Suisse	Goldman, Sachs & Co.	Morgan Stanley

BofA Merrill Lynch	Barclays Capital

	J.P. Morgan		KKR

ABN AMRO		HSBC		Rabo Securities

Prospectus dated                     , 2010

Lighting
Automotive
Wireless Infrastructure
Identification
Consumer
Mobile
Computing
Industrial

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

We obtained market data and certain industry data and forecasts included in this prospectus from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. iSuppli, Gartner Dataquest, Strategy Analytics, Datapoint Research and ABI were the primary sources for third-party industry data and forecasts. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Statements as to our market position are based on recently available data. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” appearing elsewhere in this prospectus. Where we refer to our position as the leading position, we mean we have the number 1 position; where we refer to our position as a leading position, we mean we have a top 2 position; where we refer to our position as a strong position, we mean we have a top 5 position.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. The information set forth in this summary does not contain all the information you should consider before making your investment decision. You should carefully read the entire prospectus, including the section “Risk Factors” and our consolidated financial statements and related notes, before making your investment decision. This summary contains forward-looking statements that contain risks and uncertainties. Our actual results may differ significantly from future results as a result of factors such as those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements”.

Unless the context otherwise requires, all references herein to “we”, “our”, “us”, “NXP” and “the Company” are to NXP Semiconductors N.V. and its consolidated subsidiaries.

A glossary of abbreviations and technical terms used in this prospectus is set forth on page 180.

Our Company

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We provide leading High-Performance Mixed-Signal and Standard Products solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency (“RF”), analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. We engage with leading original equipment manufacturers (“OEMs”) worldwide and over 58% of our sales are derived from Asia Pacific (excluding Japan). As of April 4, 2010, we had approximately 28,000 full-time equivalent employees located in more than 25 countries, with research and development activities in Asia, Europe and the United States, and manufacturing facilities in Asia and Europe.

The NXP Solution

We design and manufacture High-Performance Mixed-Signal semiconductor solutions to meet the challenging requirements of systems and sub-systems in our target markets. High-Performance Mixed-Signal solutions are an optimized mix of analog and digital functionality integrated into a system or sub-system. These solutions are fine-tuned to meet the specific performance, cost, power, size and quality requirements of applications. High-Performance Mixed-Signal solutions alleviate the need for OEMs to possess substantial system, sub-system and component-level design expertise required to integrate discrete components into an advanced fully functional system. We have what we believe is an increasingly uncommon combination of capabilities in this area—our broad range of analog and digital technologies, application insights and world-class process technology and manufacturing capabilities—to provide our customers with differentiated solutions that serve their critical requirements. Customers often engage with us early, which allows us to hone our understanding of their application requirements and future product roadmaps and to become an integral partner in their system design process.

Our Strengths

We believe we have a number of strengths that create the opportunity for us to be a leader in our target markets. Some of these strengths include:

•

Market-leading products. In 2009, approximately 68% of our High-Performance Mixed-Signal sales and 80% of our Standard Products sales were generated by products for which we held the number one or number two market position based on product sales.

•

Large base of experienced High-Performance Mixed-Signal engineers and strong intellectual property portfolio. We have what we believe is one of the industry’s largest pools of experienced High-Performance Mixed-Signal engineers, with over 2,600 engineers with an average of 14 years of experience. In addition, we have an extensive intellectual property portfolio of approximately 14,000 issued and pending patents covering the key technologies used in our target application areas.

•

Deep applications expertise. We have built, and continue to build, through our relationships with leading OEMs and through internal development efforts in our advanced systems lab, deep insight into the component requirements and architectural challenges of electronic system solutions in our target end-market applications, thereby enhancing our engagement in our customers’ product platforms.

•

Strong, well-established customer relationships. We have strong, well-established relationships with almost every major automotive, identification, mobile handset, consumer electronics, mobile base station and lighting supplier in the world. We directly engage with over 1,000 customer design locations worldwide. Our top OEM customers, in terms of revenue, include Apple, Bosch, Continental Automotive, Delphi, Ericsson, Harman Becker, Huawei, Nokia, Nokia Siemens Networks, Oberthur, Panasonic, Philips, RIM, Samsung, Sony and Visteon. We also serve over 30,000 customers through our distribution partners.

•

Differentiated process technologies and competitive manufacturing. We focus our internal and joint venture wafer manufacturing operations on running a portfolio of proprietary specialty process technologies that enable us to differentiate our products on key performance features. By concentrating our manufacturing activities in Asia and by significantly streamlining our operations through our Redesign Program, we believe we have a competitive manufacturing base.

NXP Repositioning and Redesign

Since our separation from Koninklijke Philips Electronics N.V. (“Philips”) in 2006, we have significantly repositioned our business and market strategy. Further, in September 2008, we launched our Redesign Program to better align our costs with our more focused business scope and to achieve world-class cost structure and processes. The Redesign Program was subsequently accelerated and expanded from its initial scope. Some of the key elements of our repositioning and redesign are:

Our Repositioning

•

New leadership team. Nine of the twelve members of our executive management team are new to the Company or new in their roles since our separation from Philips in 2006, and six of the twelve have been recruited from outside NXP.

•

Focus on High-Performance Mixed-Signal solutions. We have implemented our strategy of focusing on High-Performance Mixed-Signal solutions because we believe it to be an attractive market in terms of growth, barriers to entry, relative business and pricing stability, and capital intensity. We have exited all of our system-on-chip businesses over the past three years, and have significantly increased our research and development investments in the High-Performance Mixed-Signal applications on which we focus.

•

New customer engagement strategy. We have implemented a new approach to serving our customers and have invested significant additional resources in our sales and marketing organizations, including hiring over 100 field application engineers in the past year. We have also created “application marketing” teams that focus on delivering solutions and systems reference designs that leverage our broad portfolio of products.

Our Redesign Program

•

Streamlined cost structure. As a result of the expanded Redesign Program, approximately $650 million in annual manufacturing and operating cost savings have been achieved as of the quarter ended April 4, 2010, compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. Further savings are expected to be realized as a consequence of our ongoing restructuring activities. We estimate the total costs of the accelerated and expanded Redesign Program to be no greater than $750 million by the end of 2011, compared with the original total cost estimate for the initial program of $700 million by the end of 2010.

•

Leaner manufacturing base. As a part of our Redesign Program, we will have reduced the number of our front-end manufacturing facilities from 14 at the time of our separation from Philips in 2006 to six by the end of 2011.

Our Strategy

Our strategy is to be the leading provider of High-Performance Mixed-Signal solutions supported by a strong Standard Products business, addressing eight priority application areas. Key elements of this strategy are:

•

Extend our leadership in High-Performance Mixed-Signal markets. We intend to leverage our industry-leading RF, analog, power management, interface, security and digital processing technologies and capabilities to extend our leadership positions in providing High-Performance Mixed-Signal solutions for automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. Based on a combination of external and internal sources, we estimate that the consolidated market size of these addressed High-Performance Mixed-Signal markets was $29.2 billion in 2009 and is expected to grow at a compounded annual growth rate of 15% from 2009 to 2012. We believe our scale and significant levels of research and development investments will enable our revenues to grow on an annual basis, during that same period, at approximately 1.4 times the growth rate of the specific High-Performance Mixed-Signal markets we address. See “Business” for a more detailed description of the expected size and growth of our addressed markets.

•

Focus on significant, fast growing opportunities. We are focused on providing solutions that address the macro trends of energy efficiency, mobility and connected mobile devices, security and healthcare, as well as rapid growth opportunities in emerging markets given our strong position in Asia Pacific (excluding Japan), which represented 58% of our sales in 2009, compared to a peer average of 49% of sales. In particular, Greater China represented 40% of our sales in 2009.

•

Deepen relationships with our key customers through our application marketing efforts. We intend to increase our market share by focusing on and deepening our customer relationships, further growing the number of our field application engineers at our customers’ sites and increasing product development work we conduct jointly with our lead customers.

•

Expand gross and operating margins. We continue to implement our comprehensive, multi-year operational improvement program aimed at accelerating revenue growth, expanding gross margins and improving overall profitability through better operational execution and streamlining of our cost structure.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors.” These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•	The semiconductor industry in which we operate is highly cyclical.

•	The semiconductor industry is highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.

•	In many of the market segments in which we compete, we depend on winning selection processes, and failure to be selected could adversely affect our business in those market segments.

•	The demand for our products depends to a significant degree on the demand for our customers’ end products.

•	The semiconductor industry is characterized by significant price erosion, especially after a product has been on the market for a significant period of time.

•	Our substantial amount of debt could adversely affect our financial health, which could adversely affect our results of operations.

Recent Developments

Second Quarter Results. Although our results for the three months ended July 4, 2010 are not currently available, the following information reflects our expectations with respect to such results based on currently available information.

Our total sales were $1,201 million in the second quarter of 2010, reflecting comparable growth (defined below) of 6.5% and nominal growth (defined below) of 3.1%, as compared to the first quarter of 2010. The increase was visible across all business segments and regions.

Gross profit, as a percentage of total sales, was between 38.5% and 39.5% in the second quarter of 2010, compared to 36.7% in the first quarter of 2010. The PPA effects (defined below), restructuring and other incidental items included in the gross profit amounted to an aggregate cost of between $8 million and $12 million in the second quarter of 2010, compared to $17 million in the first quarter of 2010.

Income from operations was a profit of between $87 and $93 million in the second quarter of 2010, compared to nil in the first quarter of 2010. The PPA effects, restructuring and other incidental items included in income from operations amounted to an aggregate cost of between $90 million and $94 million in the second quarter of 2010, compared to $144 million in the first quarter of 2010. In addition, income from operations in the second quarter of 2010 included depreciation and amortization, excluding PPA effects, which aggregated to a total charge of $85 million, compared to $108 million in the first quarter of 2010. Depreciation and amortization in the second quarter of 2010 included $1 million related to depreciation of property, plant and equipment from disposals that occurred in connection with our restructuring activities and other incidental items, compared to $21 million in the first quarter of 2010.

Our cash position at the end of the second quarter of 2010 was $842 million compared to $870 million at the end of the first quarter of 2010. The cash position was impacted by interest payments in the second quarter amounting to $110 million, restructuring payments related to our Redesign Program of $35 million and unfavorable translation effects on liquid assets of approximately $50 million. Since the beginning of the Redesign Program in September 2008 until the end of the second quarter of 2010, $554 million of restructuring costs related to the Redesign Program and other restructuring activities has been paid out.

Our total debt amounted to $5,055 million at the end of the second quarter compared to $5,177 million at the end of the first quarter of 2010. The decrease in total debt was due to the exchange rate differences at the end of the second quarter of 2010.

Sales in our High-Performance Mixed-Signal business were $719 million (excluding $5 million of internal sales) in the second quarter of 2010, reflecting comparable growth of 6.6% and nominal growth of 3.5%, as compared to the first quarter of 2010. The gross profit, as a percentage of High-Performance Mixed-Signal sales, reached between 52% and 53% in the second quarter of 2010, compared to 47.5% in the first quarter of 2010. The PPA effects, restructuring and other incidental items included in gross profit amounted to an aggregate benefit of between nil and $2 million in the second quarter of 2010 compared to an aggregate cost of $10 million in the first quarter of 2010. Income from operations for High-Performance Mixed-Signal in the second quarter of 2010 amounted to between $96 million and $99 million, compared to $51 million in the first quarter of 2010. The PPA effects, restructuring and other incidental items included in the High-Performance Mixed-Signal income from operations amounted to an aggregate cost of between $50 million and $53 million in the second quarter of 2010, compared to $63 million in the first quarter of 2010. Within our High-Performance Mixed-Signal business, we had sales of approximately $230 million in automotive applications, approximately $145 million in identification applications, approximately $146 million in wireless infrastructure, lighting and industrial applications and approximately $203 million in mobile, consumer and computing applications.

Sales in our Standard Products business were $289 million in the second quarter of 2010, reflecting comparable growth of 6.2% and nominal growth of 3.6%, as compared to the first quarter of 2010. The gross profit, as a percentage of our Standard Products sales, reached between 30% and 31% in the second quarter, compared to 27.6% in the first quarter of 2010. The PPA effects, restructuring and other incidental items included in gross profit amounted to an aggregate cost of between nil and $2 million in the second quarter of 2010 compared to an aggregate benefit of $1 million in the first quarter of 2010. Income from operations for Standard Products in the second quarter amounted to between $27 million and $29 million, compared to $24 million in the first quarter of 2010. The PPA effects, restructuring and other incidental items included in the Standard Products income from operations amounted to an aggregate cost of between $18 million and $21 million in the second quarter of 2010, compared to $15 million in the first quarter of 2010.

As used in this discussion, “nominal growth” refers to the growth in our sales on a period-by-period basis and “comparable growth” is a non-GAAP financial measure that reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes and material acquisitions and divestments, combined with reclassified product lines. In addition, the term “PPA effect” includes the cumulative net effect of acquisition accounting. Certain PPA effects are recorded in our cost of sales, which affect our gross profit and income from operations, and other PPA effects are recorded in our operating expenses, which only affect our income from operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus for further information.

Our actual second quarter results may differ materially from these second quarter estimates. These amounts reflect the current best estimates and may be revised as a result of further review of the results. During the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary financial information presented below may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements”.

New Secured Notes. On July 20, 2010, we issued $1,000 million aggregate principal amount of new 9¾% Senior Secured Notes due 2018 (the “New Secured Notes”). The New Secured Notes accrue interest at the rate of 9¾% per annum and mature on August 1, 2018. The New Secured Notes are our senior obligations and will be guaranteed, jointly and severally, on a senior basis by certain of our current and future material wholly owned subsidiaries. The New Secured Notes and guarantees are secured by substantially all assets, other than cash and bank accounts, that are held by us or any of the guarantors. See “Description of Indebtedness—New Secured Notes”.

As of the date of this prospectus, we have used the proceeds from the offering of New Secured Notes to repurchase approximately $968 million of Existing Secured Notes (consisting of approximately $223 million aggregate principal amount of euro-denominated floating rate senior secured notes due October 15, 2013 (the “Euro Floating Rate Secured Notes”), approximately $317 million aggregate principal amount of U.S. dollar-denominated floating rate senior secured notes due October 15, 2013 (the “Dollar Floating Rate Secured Notes”) and approximately $428 million aggregate principal amount of U.S. dollar-denominated 7 7/8% senior secured notes due October 15, 2014 (the “Dollar Fixed Rate Secured Notes” and together with the Euro Floating Rate Secured Notes and Dollar Floating Rate Secured Notes, the “Existing Secured Notes”)).

Forward Start Revolving Credit Facility. On May 10, 2010, we entered into a €458 million “forward start” revolving credit facility (the “Forward Start Revolving Credit Facility”) to refinance our existing senior secured revolving credit facility (the “Secured Revolving Credit Facility”). The Forward Start Revolving Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to specified terms and conditions, and will mature on September 28, 2015.

Tax Incentives for Research and Development in the Netherlands. Effective January 1, 2007, as further amended on January 1, 2010, Dutch corporate tax legislation provides for a specific tax benefit for research and development activities, generally referred to as the “Innovation Box”. In April 2010, the Dutch tax authorities and NXP agreed on the applicability of this regime for NXP. Under the current Dutch tax regime, income that is attributable to patented technology and gains on the sale of patented technology is subject to an effective tax rate of 5% (10% prior to 2010), in lieu of the Dutch statutory corporate income tax rate of 25.5%. Residual income derived from “contract research and development” that has been performed for the risk and account of the Dutch patent owner also qualifies for the tax benefit. As we own and manage a portfolio of a large number of patents and patent applications, most of which are legally and beneficially owned by our Dutch entities, a substantial portion of our income is allocable to the Netherlands. For the quarter ended April 4, 2010, approximately 78% of our sales were earned by our Dutch sales entity. Going forward, between 70% and 80% of the income before taxes of our Dutch sales entity will be subject to this favorable tax regime.

We believe that our long-term effective cash tax rate (once our net operating losses have been utilized) will be in the range of 12% to 14% as a result of the combined effect of our operating model and the Dutch tax incentive for research and development activities. This estimate is based on the methodology that the Dutch tax authorities use to determine our income from technology, our assumptions with respect to growth of our earnings and the transfer pricing framework under which we expect the majority of our earnings before tax to be allocated to the Dutch sales entity. Our effective cash tax rate is subject to the uncertainties described under “Risk Factors—Risks Related to Our Business—We are exposed to a number of different tax uncertainties, which could have an impact on tax results” and the successful implementation of our Redesign Program. We currently expect our long-term effective cash tax rate, once our net operating losses have been utilized, to remain in this range for the foreseeable future.

Company Information

We were incorporated in the Netherlands as a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the name KASLION Acquisition B.V. on August 2, 2006, in connection with the sale by Philips of 80.1% of its semiconductor business to a consortium of funds advised by Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Bain Capital Partners, LLC (“Bain”), Silver Lake Management Company, L.L.C. (“Silver Lake”), Apax Partners LLP (“Apax”) and AlpInvest Partners N.V.

(“AlpInvest,” and, collectively, the “Private Equity Consortium”). For a list of the specific funds that hold our common stock and their respective share ownership, see “Principal Stockholders” elsewhere in this prospectus. The Private Equity Consortium invested in our Company through KASLION Holding B.V., a Dutch private company with limited liability. On May 21, 2010, we converted into a public company with limited liability (naamloze vennootschap) and changed our name to NXP Semiconductors N.V.

We are a holding company whose only material assets are the direct ownership of 100% of the shares of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

Affiliates of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are participating in the underwriting of the shares of our common stock offered pursuant to this prospectus, have indirect interests in less than 1% of our capital stock through their investments in private equity funds, including the funds that form the Private Equity Consortium, which in turn have an indirect interest in our capital stock through their investments in KASLION Holding B.V. In addition, KKR Capital Markets LLC, an affiliate of the Company and of KKR, which in turn indirectly holds approximately 22% of our capital stock and shares voting control over our capital stock with other members of the Private Equity Consortium, will participate in the underwriting of the shares of our common stock offered pursuant to this prospectus.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our website address is www.nxp.com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference herein.

Corporate Conversion

In connection with this offering, we converted from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public company with limited liability (naamloze vennootschap) and changed our name from KASLION Acquisition B.V. to NXP Semiconductors N.V. In addition, we have amended our articles of association in order to effect a 1-for-20 reverse stock split of our shares of common stock.

We have one class of shares of common stock and, since the reverse stock split, an aggregate of 215,251,500 shares of common stock. 34,000,000 shares of common stock are to be sold as part of this offering. The underwriters have the option to purchase up to an additional 5,100,000 shares of common stock.

THE OFFERING

Common stock offered by us

34,000,000 shares

Common stock to be outstanding after this offering

249,251,500 shares

Option to purchase additional shares of common stock

The underwriters have the option to purchase a maximum of an additional 5,100,000 shares of common stock from us at the initial public offering price, less the underwriting discount. The underwriters can exercise this option at any time within 30 days from the day of this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting $33 million of underwriting discounts and commissions and estimated offering expenses of $10 million payable by us, will be approximately $620 million, assuming the shares are offered at $19.50 per share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus.

We currently intend to use the proceeds from the offering, net of underwriting fees and other offering expenses, to repay a portion of our long-term indebtedness, which consists of our euro-denominated 10% super priority notes due July 15, 2013 (the “Euro Super Priority Notes”), U.S. dollar-denominated 10% super priority notes due July 15, 2013 (the “Dollar Super Priority Notes” and, together with the Euro Super Priority Notes, the “Super Priority Notes”), Euro Floating Rate Secured Notes, Dollar Floating Rate Secured Notes, Dollar Fixed Rate Secured Notes, euro-denominated 8 5/ 8% senior notes due October 15, 2015 (the “Euro Unsecured Notes”) and U.S. dollar-denominated 9 1/ 2% senior notes due October 15, 2015 (the “Dollar Unsecured Notes” and, together with our Euro Unsecured Notes, the “Existing Unsecured Notes”). The selection of which series of notes, the amounts to be repaid within a particular series, the timing of repayment and the particular method by which we effect repayment, which could include redemption calls, open market purchases, privately negotiated transactions or tender offers, or some combination thereof, have not yet been determined and will depend on, with respect to each series of notes, the yield to maturity at the time of repayment, the maturity date, the contractual redemption price and the currency exchange rates. We will consider each of these criteria with respect to each series of notes at any time of repayment.

Certain underwriters or their affiliates are holders of certain of our existing notes. See “Underwriting”. As a result, some of the underwriters or their affiliates may receive part of the net proceeds of this offering by reason of the repayment of our indebtedness. In light of the amount of existing notes held, none of the underwriters and their respective affiliates are expected to receive 5% or more of the expected net proceeds of the offering, other than affiliates of KKR Capital Markets LLC. Assuming that we apply the proceeds from this offering to repay a pro rata portion of each series of existing notes other than the New Secured Notes, affiliates of KKR Capital Markets LLC would receive approximately 4.3% of the expected net proceeds.

Conflict of Interest

Affiliates of KKR Capital Markets LLC own (through their investment in KASLION Holding B.V.) in excess of 10% of our issued and outstanding common stock and hold certain of the existing notes and may receive 5% or more of the expected net proceeds of the offering. KKR Capital Markets LLC may therefore be deemed to be our “affiliate” and to have a “conflict of interest” with us within the meaning of NASD Conduct Rule 2720 (“Rule 2720”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Therefore, this offering will be conducted in accordance with Rule 2720 and a qualified independent underwriter (“QIU”) as defined in Rule 2720 will participate in the preparation of the registration statement of which this prospectus forms a part and perform its usual standard of due diligence with respect thereto. Goldman, Sachs & Co. has agreed to act as QIU for this offering.

Dividend policy

Our ability to pay dividends on our common stock is limited by the covenants of our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and the indentures governing the terms of our Super Priority Notes, Existing Secured Notes, New Secured Notes and Existing Unsecured Notes (collectively, the “Indentures”) and may be further restricted by the terms of any future debt or preferred securities. As a result, we currently expect to retain future earnings for use in the operation and expansion of our business and the repayment of our debt and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy” and “Description of Indebtedness”.

Proposed NASDAQ Global Select Market symbol

NXPI

The number of shares of common stock that will be outstanding after this offering is calculated based on 215,251,500 shares outstanding as of June 30, 2010, and excludes:

•

18,554,416 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010, at a weighted average exercise price of €23.46 per share (or $29.00 per share, based on the exchange rate in effect on June 18, 2010);

•	474,722 shares of common stock issuable upon the exercise of equity rights outstanding as of June 30, 2010 under our equity incentive program; and

•	3,195,584 shares of common stock reserved for issuance under our management equity plan.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•

assumes (1) no exercise of the underwriters’ option to purchase additional shares of our common stock; and (2) an initial public offering price of $19.50 per share, the mid-point of the initial public offering price range set forth on the cover of this prospectus; and

•	gives effect to the 1-for-20 reverse stock split of our common stock that occurred prior to this offering, on August 2, 2010.

RISK FACTORS

Elsewhere in this prospectus, we have described several categories of risk that affect our business. These include risks specifically related to our business and industry, as well as a number of risks related to this offering that can affect your investment in our common stock. You should read the “Risk Factors” section of this prospectus for a more detailed explanation of these risks.

CORPORATE STRUCTURE

The following chart reflects our corporate structure upon the consummation of this offering.

(1)	Includes the Private Equity Consortium, as well as certain co-investors. The private investors hold an indirect interest in our capital stock through a holding company structure, while the public investors, Philips and the Stichting Management Co-Investment NXP (the “Management Foundation”) hold a direct interest in our capital stock.
(2)	Assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, the Management Foundation would have held 0.24% of the shares of our common stock. As of June 30, 2010, 18,554,416 shares of common stock were issuable upon the exercise of options outstanding under our management equity plan and 474,722 shares of common stock were issuable upon the exercise of equity rights under our equity incentive program. In addition, 3,195,584 shares of our common stock are reserved for issuance under our management equity plan. All such shares would be held by the Management Foundation on behalf of our employees and directors (until such employees and directors sell their shares) and only depository receipts, representing the economic rights of the underlying shares, would be held by the beneficial owners. None of these options or equity rights are exercisable currently or within 60 days from the date of this prospectus. However, at any time that the Private Equity Consortium reduces its shareholding in us or in the event that the Private Equity Consortium no longer holds in the aggregate at least 30% of our common stock, vested stock options granted under our stock option plans would become exercisable. In addition, if the Private Equity Consortium reduces its aggregate shareholding in us to below 30%, all outstanding and unvested stock options will vest. In such event, the Management Foundation would have held 8.19% of the shares of our common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table summarizes our historical consolidated financial data at the dates and for the periods indicated. The summary historical consolidated financial data as of and for the years ended December 31, 2007, 2008 and 2009, have been derived from our historical financial statements, included elsewhere in this prospectus, except for the 2007 consolidated balance sheet data, which has been derived from the audited consolidated financial statements of NXP B.V. and its consolidated subsidiaries, not included in this prospectus. The summary historical consolidated financial data for the quarters ended March 29, 2009 and April 4, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The first fiscal quarter of 2009 consisted of 88 days and ended on March 29, 2009, compared to the first fiscal quarter of 2010, which consisted of 94 days and ended on April 4, 2010. The results of operations for prior years or the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. We prepare our financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The summary historical consolidated financial data should be read in conjunction with “Selected Historical Combined and Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	As of and for the year ended December 31,			As of and for the quarter ended
($ in millions, except share and per share data and unless otherwise indicated)	2007	2008	2009	March 29, 2009	April 4, 2010
Consolidated Statements of Operations:
Sales	6,321	5,443	3,843	702	1,165
Cost of sales	(4,276)	(4,225)	(2,874)	(634)	(737)

Gross profit	2,045	1,218	969	68	428
Selling expenses	(425)	(400)	(277)	(61)	(66)
Impairment charges	—	(714)	(69)	—	—
Other general and administrative expenses	(1,189)	(1,161)	(734)	(173)	(191)
Research and development expenses	(1,328)	(1,199)	(777)	(187)	(154)
Write-off of acquired in-process research and development	(15)	(26)	—	—	—
Other income (expense)	134	(364)	(12)	6	(17)

Income (loss) from operations	(778)	(2,646)	(900)	(347)	—
Extinguishment of debt	—	—	1,020	—	2
Other financial income (expense)	(181)	(614)	(338)	(309)	(304)

Income (loss) before taxes	(959)	(3,260)	(218)	(656)	(302)
Income tax benefit (expense)	396	(46)	(17)	(8)	(8)

Income (loss) after taxes	(563)	(3,306)	(235)	(664)	(310)
Results relating to equity-accounted investees	(40)	(268)	74	75	(26)

Net income (loss)	(603)	(3,574)	(161)	(589)	(336)

Other Operating Data:
Capital expenditures	(549)	(379)	(96)	(37)	(51)
Depreciation and amortization(1)	1,547	2,010	938	211	193
Comparable sales growth(2)	1.4%	(6.6)%	(21.1)%	(43.4)%	69.7%
Net restructuring charges(3)	(218)	(594)	(103)	(35)	(14)
Other incidental items(4)	(41)	(528)	(241)	(30)	(45)

Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	533	(622)	(745)	(368)	(15)
Investing activities	(678)	1,015	78	105	(95)
Financing activities	(22)	316	(80)	208	(11)

Per Share Data:(5)
Basic and diluted net income (loss) per share(6)	(237.80)	(19.83)	(0.75)	(2.74)	(1.56)
Basic and diluted net income (loss) per share attributable to common stockholders(6)	(247.20)	(19.98)	(0.81)	(2.69)	(1.60)
Basic and diluted weighted average number of shares of common stock outstanding during the year (in thousands)(7)	5,000	180,210	215,252	215,252	215,252

Consolidated Balance Sheet Data:
Cash and cash equivalents	1,041	1,796	1,041		870
Total assets	13,816	10,327	8,673		8,111
Working capital(8)	1,081	1,355	870		647
Total debt(9)	6,078	6,367	5,283		5,177
Total stockholders’ equity	4,528	1,075	930		613

(1)	Depreciation and amortization include the cumulative net effect of purchase price adjustments related to a number of acquisitions and divestments, including the purchase by the Private Equity Consortium of an 80.1% interest in our business, described elsewhere in this prospectus as our “Formation”. The cumulative net effects of purchase price adjustments in depreciation and amortization aggregated to $788 million in 2007, $713 million in 2008 and $391 million in 2009, and $85 million in the quarter ended March 29, 2009 and $85 million in the quarter ended April 4, 2010. In 2009, depreciation and amortization included $46 million related to depreciation of property, plant and equipment from exited product lines ($21 million) and depreciation and amortization due to disposals that occurred in connection with our restructuring activities ($4 million) and other incidental items ($21 million). Depreciation and amortization was $211 million, $253 million, $204 million, $201 million and $193 million for the first, second, third and fourth quarters of 2009 and first quarter of 2010, respectively. Depreciation and amortization included nil, $9 million, $18 million, $19 million and $21 million for the first, second, third and fourth quarters of 2009 and first quarter of 2010, respectively, related to depreciation of property, plant and equipment from exited product lines and from disposals that occurred in connection with our restructuring activities and other incidental items. For a detailed list of the acquisitions and the effect of acquisition accounting, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability—Effect of Acquisition Accounting” contained elsewhere in this prospectus. Depreciation and amortization also include impairments to goodwill and other intangibles, as well as write-offs in connection with acquired in-process research and development, if any.

(2)	Comparable sales growth is a non-GAAP financial measure that reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, and material acquisitions and divestments, combined with reclassified product lines (which we refer to as consolidation changes). Our sales are translated from foreign currencies into our reporting currency, the U.S. dollar, at monthly exchange rates during the respective years. As such, sales as reported are impacted by significant foreign currency movements year over year. In addition, sales as reported are also impacted by material acquisitions and divestments. We believe that an understanding of our underlying sales performance on a comparable basis year over year is enhanced after these effects are excluded. The use of comparable sales growth has limitations and you should not consider this performance measure in isolation from or as an alternative to U.S. GAAP measures such as nominal sales growth. Calculating comparable sales growth involves a degree of management judgment and management estimates and you are encouraged to evaluate the adjustments we make to nominal sales growth and the reasons we consider them appropriate. Comparable sales growth may be defined and calculated differently by other companies, thereby limiting its comparability with comparable sales growth used by such other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Use of Certain Non-U.S. GAAP Financial Measures” contained elsewhere in this prospectus for further information.

The following table summarizes the calculation of comparable sales growth and provides a reconciliation from nominal sales growth, the most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods presented:

	For the year ended December 31,			For the quarter ended
(in %)	2007	2008	2009	March 29, 2009	April 4, 2010
Nominal sales growth	1.3	(13.9)	(29.4)	(53.8)	66.0
Effects of foreign currency exchange rate changes	(2.2)	(1.7)	1.5	1.8	(3.1)
Consolidation changes	2.3	9.0	6.8	8.6	6.8

Comparable sales growth	1.4	(6.6)	(21.1)	(43.4)	69.7

(3)	The components of restructuring charges recorded in 2007, 2008 and 2009 and the quarters ended March 29, 2009 and April 4, 2010 are as follows:

	For the year ended December 31,			For the quarter ended
($ in millions)	2007	2008	2009	March 29, 2009	April 4, 2010
Cost of sales	173	348	(5)	17	(4)
Selling expenses	15	19	11	—	(2)
General and administrative expenses	18	124	36	12	19
Research and development expenses	12	97	61	6	1
Other income and expenses	—	6	—	—	—

Net restructuring charges	218	594	103	35	14

(4)	Other incidental items consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another), costs related to our separation from Philips and gains and losses resulting from our divestment activities. We present other incidental items in our analysis of our results of operations because these costs, gains and losses, have affected the comparability of our results over the years.

In 2007, the other incidental items amounted to an aggregate cost of $41 million and related to the following:

•	gains related to the sale of our Cordless & VoIP terminal operations to DSP Group, Inc. (“DSPG”), amounting to $119 million;

•	IT system reorganization costs, consequent to our separation from Philips, aggregating to $74 million;

•	a write-down of assets as a result of the exit from the Crolles2 Alliance of $48 million;

•	costs relating to the exit of product lines aggregating to $18 million;

•

an aggregated cost of $15 million related to the acquisition of the mobile communications business of Silicon Laboratories Inc. (“Silicon Labs”), establishment of an assembly and test joint venture with ASE, and divestment of our Cordless & VoIP terminal operations; and

•	litigation related costs aggregating to $5 million.

Due to the Formation in late 2006, certain financial reporting and accounting policies and procedures regarding these 2007 other incidental items were not implemented and effective until the beginning of the third fiscal quarter of 2007.

In 2008, the other incidental items amounted to an aggregate cost of $528 million and related to the following:

•	costs related to the divestment of our wireless business, which amounted to a loss of $413 million;

•	IT system reorganization costs, following our separation from Philips, aggregating to $61 million;

•

process and product transfer costs, amounting to $31 million, related to the sale or closure of certain manufacturing facilities in connection with the Redesign Program and other restructuring activities;

•	costs related to the exit of product lines aggregating to $15 million;

•

an aggregate cost of $14 million related to the acquisition of the broadband media processing business of Conexant Systems, Inc. (“Conexant”), the acquisition of GloNav, Inc. (“GloNav”) and the divestment of our wireless operations to form a joint venture with STMicroelectronics N.V. (“STMicroelectronics”); and

•	gains related to the establishment of the NuTune Singapore Pte. Ltd. (“NuTune”) joint venture with Technicolor S.A., formerly known as Thomson S.A. (“Technicolor”), amounting to $6 million.

In 2009, the other incidental items amounted to an aggregate cost of $241 million and related to the following:

•	process and product transfer costs amounting to $102 million;

•	costs related to the exit of product lines, amounting to $64 million;

•	IT system reorganization costs aggregating to $35 million; and

•

an aggregate cost of $40 million related to the transaction with Trident Microsystems, Inc. (“Trident”) for divestment of our television systems and set-top box business lines, and formation of our strategic alliance with Virage Logic Corporation (“Virage Logic”).

In the quarter ended March 29, 2009, the other incidental items amounted to an aggregate cost of $30 million and related to the following:

•

process and product transfer costs, amounting to $24 million, related to the sale or closure of certain manufacturing facilities in connection with the Redesign Program and other restructuring activities;

•	IT system reorganization costs aggregating to $4 million; and

•	an aggregate cost of $2 million related to the divestment of our television systems and set top box business lines.

In the quarter ended April 4, 2010, the other incidental items amounted to an aggregate cost of $45 million and related to the following:

•

process and product transfer costs, amounting to $8 million, related to the sale or closure of certain manufacturing facilities in connection with the Redesign Program and other restructuring activities;

•	an aggregate cost of $31 million related to the transaction with Trident for divestment of our television and set top box business lines; and

•	IT system reorganization costs aggregating to $6 million.

(5)	On February 29, 2008, through a multi-step transaction, the nominal value of the common shares was decreased from €1.00 to €0.01 and all preference shares were converted into common shares, resulting in an increase of outstanding common shares from 100 million to 4.3 billion. In addition, we have amended our articles of association in order to effect a 1-for-20 reverse stock split, decreasing the number of shares of common stock outstanding from approximately 4.3 billion to approximately 215 million and increasing the par value of the shares of common stock from €0.01 to €0.20. In all periods presented, basic and diluted weighted average shares outstanding have been calculated to reflect the 1-for-20 reverse stock split.

(6)	For purposes of calculating per share net income and per share net income attributable to common stockholders, net income includes the undeclared accumulated dividend on preferred stock of $586 million in 2007. This right was extinguished in 2008.

(7)	There is no difference between basic and diluted number of shares due to our net loss position in all periods presented. As a result, all potentially dilutive securities are anti-dilutive.

(8)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).

(9)	As adjusted for our cash and cash equivalents as of December 31, 2007, 2008 and 2009 and April 4, 2010, our net debt was $5,037 million, $4,571 million, $4,242 million, and $4,307 million, respectively.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors described below and all other information contained in this prospectus, including the financial statements and related notes. The occurrence of the risks described below could have a material adverse impact on our business, financial condition or results of operations. In any such case, the trading price of our common stock could decline and you may lose part or all of your investment. Various statements in this prospectus, including the following risk factors, contain forward-looking statements.

Risks Related to Our Business

The semiconductor industry is highly cyclical.

Historically, the relationship between supply and demand in the semiconductor industry has caused a high degree of cyclicality in the semiconductor market. Semiconductor supply is partly driven by manufacturing capacity, which in the past has demonstrated alternating periods of substantial capacity additions and periods in which no or limited capacity was added. As a general matter, semiconductor companies are more likely to add capacity in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result in overcapacity, which can lead to a reduction in prices and margins. In response, companies typically limit further capacity additions, eventually causing the market to be relatively undersupplied. In addition, demand for semiconductors varies, which can exacerbate the effect of supply fluctuations. As a result of this cyclicality, the semiconductor industry has in the past experienced significant downturns, such as in 1997/1998, 2001/2002 and in 2008/2009, often in connection with, or in anticipation of, maturing life cycles of semiconductor companies’ products and declines in general economic conditions. These downturns have been characterized by diminishing demand for end-user products, high inventory levels, underutilization of manufacturing capacity and accelerated erosion of average selling prices. The foregoing risks have historically had, and may continue to have, a material adverse effect on our business, financial condition and results of operations.

The semiconductor industry is highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.

The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product lifecycles, significant price erosion and evolving standards. Accordingly, the success of our business depends to a significant extent on our ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development necessary to develop new technologies and products are significant and any reduction of our research and development budget could harm our competitiveness. Meeting evolving industry requirements and introducing new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. If we are unable to successfully develop new products, our revenues may decline substantially. Moreover, some of our competitors are well-established entities, are larger than us and have greater resources than we do. If these competitors increase the resources they devote to developing and marketing their products, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, we may face declining sales volumes or lower prevailing prices for our products, and we may not be able to reduce our total costs in line with this declining revenue. If any of these risks materialize, they could have a material adverse effect on our business, financial condition and results of operations.

In many of the market segments in which we compete, we depend on winning selection processes, and failure to be selected could adversely affect our business in those market segments.

One of our business strategies is to participate in and win competitive bid selection processes to develop products for use in our customers’ equipment and products. These selection processes can be lengthy and require us to incur significant design and development expenditures, with no guarantee of winning a contract or generating revenue. Failure to win new design projects and delays in developing new products with anticipated technological advances or in commencing volume shipments of these products may have an adverse effect on our business. This risk is particularly pronounced in markets where there are only a few potential customers and in the automotive market, where, due to the longer design cycles involved, failure to win a design-in could prevent access to a customer for several years. Our failure to win a sufficient number of these bids could result in reduced revenues and hurt our competitive position in future selection processes because we may not be perceived as being a technology or industry leader, each of which could have a material adverse effect on our business, financial condition and results of operations.

The demand for our products depends to a significant degree on the demand for our customers’ end products.

The vast majority of our revenues are derived from sales to manufacturers in the automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing markets. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. In addition, the specific products in which our semiconductors are incorporated may not be successful, or may experience price erosion or other competitive factors that affect the price manufacturers are willing to pay us. Such customers have in the past, and may, in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand. This can make managing our business difficult, as it limits the predictability of future sales. It can also affect the accuracy of our financial forecasts. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may affect our revenues, costs and working capital requirements. Additionally, a significant portion of our products is made to order.

If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or may not be able to require the customers who have ordered these products to pay a cancellation fee. The foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

The semiconductor industry is characterized by significant price erosion, especially after a product has been on the market for a significant period of time.

One of the results of the rapid innovation that is exhibited by the semiconductor industry is that pricing pressure, especially on products containing older technology, can be intense. Product life cycles are relatively short, and as a result, products tend to be replaced by more technologically advanced substitutes on a regular basis. In turn, demand for older technology falls, causing the price at which such products can be sold to drop, in some cases precipitously. In order to continue profitably supplying these products, we must reduce our production costs in line with the lower revenues we can expect to receive per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If we cannot advance our process technologies or improve our efficiencies to a degree sufficient to maintain required margins, we will no longer be able to make a profit from the sale of these products. Moreover, we may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. We cannot guarantee that competition in our core product markets will not lead to price erosion, lower revenue growth rates and lower margins in the future. Should reductions in our manufacturing costs fail to keep pace with reductions in market prices for the products we sell, this could have a material adverse effect on our business, financial condition and results of operations.

Our substantial amount of debt could adversely affect our financial health, which could adversely affect our results of operations.

We are highly leveraged. Our substantial indebtedness could have a material adverse effect on us by: making it more difficult for us to satisfy our payment obligations under our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and under the Super Priority Notes, the Existing Secured Notes, the New Secured Notes and the Existing Unsecured Notes; limiting our ability to borrow money for working capital, restructurings, capital expenditures, research and development, investments, acquisitions or other purposes, if needed, and increasing the cost of any of these borrowings; requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business opportunities; limiting our flexibility in responding to changing business and economic conditions, including increased competition and demand for new services; placing us at a disadvantage when compared to those of our competitors that have less debt; and making us more vulnerable than those of our competitors who have less debt to a downturn in our business, industry or the economy in general. Despite our substantial indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above.

We may not be able to generate sufficient cash to service and repay all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. We have had substantial negative cash flows from operations in the last two years. Our business may not generate sufficient cash flow from operations and future borrowings under our Secured Revolving Credit Facility or Forward Start Revolving Credit Facility, as the case may be, or from other sources may not be available to us, in an amount sufficient to enable us to repay our indebtedness, including the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Super Priority Notes, the Existing Secured Notes, the New Secured Notes or the Existing Unsecured Notes, or to fund our other liquidity needs, including our Redesign Program and working capital and capital expenditure requirements, and we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

In addition, the availability of our Forward Start Revolving Credit Facility is subject to a number of conditions. If we do not satisfy these conditions, our Forward Start Revolving Credit Facility will not be available to refinance our Secured Revolving Credit Facility or for other purposes, and as a result we will lose an important source of liquidity.

A substantial portion of our indebtedness currently bears interest at floating rates, and therefore if interest rates increase, our debt service requirements will increase. We may therefore need to refinance or restructure all or a portion of our indebtedness, including the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Super Priority Notes, the Existing Secured Notes, the New Secured Notes and the Existing Unsecured Notes, on or before maturity.

If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity investments or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could have a material adverse effect on our business, or seeking to restructure our debt through compromises, exchanges or insolvency processes.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	holders of our debt securities could declare all outstanding principal and interest to be due and payable;

•

the lenders under our Secured Revolving Credit Facility or Forward Start Revolving Credit Facility, as the case may be, could terminate their commitments to lend us money and/or foreclose against the assets securing any outstanding borrowings; and

•	we could be forced into bankruptcy or liquidation.

Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

Goodwill and other identifiable intangible assets are recorded at fair value on the date of acquisition. We review our goodwill and other intangible assets balance for impairment upon any indication of a potential impairment, and in the case of goodwill, at a minimum of once a year. Impairment may result from, among other things, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services we sell, challenges to the validity of certain registered intellectual property, reduced sales of certain products incorporating registered intellectual property and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability—Impairment of Goodwill and Other Intangibles”, for the latest impairment charges that we have made. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position, results of operations and net worth.

As our business is global, we need to comply with laws and regulations in countries across the world and are exposed to international business risks that could adversely affect our business.

We operate globally, with manufacturing, assembly and testing facilities in several continents, and we market our products globally.

As a result, we are subject to environmental, labor and health and safety laws and regulations in each jurisdiction in which we operate. We are also required to obtain environmental permits and other authorizations or licenses from governmental authorities for certain of our operations and have to protect our intellectual property worldwide. In the jurisdictions where we operate, we need to comply with differing standards and varying practices of regulatory, tax, judicial and administrative bodies.

In addition, the business environment is also subject to many economic and political uncertainties, including the following international business risks:

•

negative economic developments in economies around the world and the instability of governments, currently Thailand, including the threat of war, terrorist attacks in the United States or in Europe, epidemic or civil unrest;

•	pandemics, which may adversely affect our workforce, as well as our local suppliers and customers, in particular in Asia;

•	adverse changes in governmental policies, especially those affecting trade and investment;

•	foreign currency exchange, in particular with respect to the U.S. dollar, and transfer restrictions, in particular in Greater China; and

•	threats that our operations or property could be subject to nationalization and expropriation.

No assurance can be given that we have been or will be at all times in complete compliance with the laws and regulations to which we are subject or that we have obtained or will obtain the permits and other authorizations or licenses that we need. If we violate or fail to comply with laws, regulations, permits and other authorizations or licenses, we could be fined or otherwise sanctioned by regulators. In this case, or if any of the international business risks were to materialize or worsen, they could have a material adverse effect on our business, financial condition and results of operations.

In difficult market conditions, our high fixed costs combined with low revenues negatively affect our results of operations.

The semiconductor industry is characterized by high fixed costs and, notwithstanding our significant utilization of third-party manufacturing capacity, most of our production requirements are met by our own manufacturing facilities. In less favorable industry environments, we are generally faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. During such periods, our fabrication plants operate at a lower loading level, while the fixed costs associated with the full capacity continue to be incurred, resulting in lower gross profits.

The semiconductor industry is capital intensive and if we are unable to invest the necessary capital to operate and grow our business, we may not remain competitive.

To remain competitive, we must constantly improve our facilities and process technologies and carry out extensive research and development, each of which requires investment of significant amounts of capital. This risk is magnified by the relatively high level of debt we currently have, since we are required to use a portion of our cash flow to service that debt. If we are unable to generate sufficient cash or raise sufficient capital to meet both our debt service and capital investment requirements, or if we are unable to raise required capital on favorable terms when needed, this could have a material adverse effect on our business, financial condition and results of operations.

We are bound by the restrictions contained in the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and the Indentures, which may restrict our ability to pursue our business strategies.

Restrictive covenants in our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and the Indentures limit our ability, among other things, to:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends or make distributions in respect of our capital stock or make certain other restricted payments or investments;

•	repurchase or redeem capital stock;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to limitations on the ability of our restricted subsidiaries to make distributions;

•	enter into transactions with our affiliates;

•	incur liens;

•	guarantee indebtedness; and

•	engage in consolidations, mergers or sales of substantially all of our assets.

These restrictions could restrict our ability to pursue our business strategies. We are currently in compliance with all of our restrictive covenants.

Our failure to comply with the covenants contained in our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, or the Indentures or our other debt agreements, including as a result of events beyond our control, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

Our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and the Indentures require us to comply with various covenants. Even though we are currently in compliance with all of our covenants, if there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default.

If, when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, or if a default otherwise occurs, the lenders under our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, could elect to terminate their commitments thereunder, cease making further loans and issuing or renewing letters of credit, declare all outstanding borrowings and other amounts, together with accrued interest and other fees, to be immediately due and payable, institute enforcement proceedings against those assets that secure the extensions of credit under our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and thereby prevent us from making payments on our debt. Any such actions could force us into bankruptcy or liquidation.

We rely to a significant extent on proprietary intellectual property. We may not be able to protect this intellectual property against improper use by our competitors or others.

We depend significantly on patents and other intellectual property rights to protect our products and proprietary design and fabrication processes against misappropriation by others. We may in the future have difficulty obtaining patents and other intellectual property rights, and the patents we receive may be insufficient to provide us with meaningful protection or commercial advantage. We may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which we operate, and under the laws of such countries, patents and other intellectual property rights may be or become unavailable or limited in scope. The protection offered by intellectual property rights may be inadequate or weakened for reasons or circumstances that are out of our control. Further, our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. In particular, intellectual property rights are difficult to enforce in the People’s Republic of China (PRC) and certain other countries, since the application and enforcement of the laws governing such rights may not have reached the same level as compared to other jurisdictions where we operate, such as the United States, Germany and the Netherlands. Consequently, operating in some of these nations may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise use our intellectual property or the intellectual property of our suppliers or other parties with whom we engage. There is no assurance that we will be able to protect our intellectual property rights or have adequate legal recourse in the event that we seek legal or judicial enforcement of our intellectual property rights under the laws of such countries. Any inability on our part to adequately protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

The intellectual property that was transferred or licensed to us from Philips may not be sufficient to protect our position in the industry.

In connection with our separation from Philips in 2006, Philips transferred approximately 5,300 patent families to us subject to certain limitations, including (1) any prior commitments to and undertakings with third parties entered into prior to the separation and (2) certain licenses retained by Philips. The licenses retained by Philips give Philips the right to sublicense to third parties in certain circumstances, which may divert revenue opportunities from us. Approximately 800 of the patent families transferred from Philips were transferred to ST-NXP Wireless (and subsequently ST-Ericsson, its successor) in connection with the contribution of our wireless operations to ST-NXP Wireless in 2008. Approximately 400 of the patent families transferred from Philips were transferred to Trident in connection with the divestment of our television systems and set-top box business lines to Trident in 2010. Further, a number of other patent families have been transferred in the context of other transactions. Philips granted us a non-exclusive license (1) to all patents Philips holds but has not assigned to us, to the extent that they are entitled to the benefit of a filing date prior to the separation and for which Philips is free to grant licenses without the consent of or accounting to any third party and (2) to certain know-how that is available to us, where such patents and know-how relate (i) to our current products and technologies, as well as successor products and technologies, (ii) to technology that was developed for us prior to the separation and (iii) to technology developed pursuant to contract research co-funded by us. Philips has also granted us a non-exclusive royalty-free and irrevocable license (1) under certain patents for use in giant magneto-resistive devices outside the field of healthcare and bio applications, and (2) under certain patents relevant to polymer electronics resulting from contract research work co-funded by us in the field of radio frequency identification tags. Such licenses are subject to certain prior commitments and undertakings. However, Philips retained ownership of certain intellectual property related to our business, as well as certain rights with respect to intellectual property transferred to us in connection with the separation. There can be no guarantee that the patents transferred to us will be sufficient to assert offensively against our competitors, to be used as leverage to negotiate future cross-licenses or to give us freedom to operate and innovate in the industry. The strength and value of our intellectual property may be diluted if Philips licenses or otherwise transfers such intellectual property or such rights to third parties, especially if those third parties compete with us. The foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

We may become party to intellectual property claims or litigation that could cause us to incur substantial costs, pay substantial damages or prohibit us from selling our products.

We have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Further, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or other intellectual property rights. If any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights. We cannot assure you that we will be able to obtain any or all of the necessary licenses on satisfactory terms, if at all. In the event that we cannot obtain or take the view that we don’t need a license, these parties may file lawsuits against us seeking damages (and potentially treble damages in the United States) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such lawsuits, if successful, could result in an increase in the costs of selling certain of our products, our having to partially or completely redesign our products or stop the sale of some of our products and could cause damage to our reputation. Any litigation could require significant financial and management resources regardless of the merits or outcome, and we cannot assure you that we would prevail in any litigation or that our intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture and sale of some or all of our products, could affect our ability to compete or have a material adverse effect on our business, financial condition and results of operations.

We rely on strategic partnerships, joint ventures and alliances for manufacturing and research and development. However, we often do not control these partnerships and joint ventures, and actions taken by any of our partners or the termination of these partnerships or joint ventures could adversely affect our business.

As part of our strategy, we have entered into a number of long-term strategic partnerships with other leading industry participants. For example, we have entered into a joint venture with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) called Systems on Silicon Manufacturing Company Pte. Ltd. (“SSMC”), and we operate jointly with Jilin Sino-Microelectronics Company Ltd. the joint venture, Jilin NXP Semiconductors Ltd. (“Jilin”). We established Advanced Semiconductor Manufacturing Corporation Limited (“ASMC”) together with a number of Chinese partners, and together with Advanced Semiconductor Engineering Inc. (“ASE”), we established the assembly and test joint venture, ASEN Semiconductors Co. Ltd. (“ASEN”). Further, we formed the NuTune joint venture with Technicolor. Under our alliance with Virage Logic, we transferred our advanced CMOS semiconductor horizontal intellectual property technology and the related development team to Virage Logic. As a result of the transfer of our television systems and set-top box business lines to Trident, we acquired an equity stake in Trident. We also engage in alliances with respect to other aspects of our business, such as product development.

If any of our strategic partners in industry groups or in any of the other alliances we engage with were to encounter financial difficulties or change their business strategies, they may no longer be able or willing to participate in these groups or alliances, which could have a material adverse effect on our business, financial condition and results of operations. We do not control some of these strategic partnerships, joint ventures and alliances in which we participate. Even though we own 60% of the outstanding stock of Trident, for instance, we only have a 30% voting interest in participatory rights and only have a 60% voting interest for certain protective rights. We may also have certain obligations, including some limited funding obligations or take or pay obligations, with regard to some of our strategic partnerships, joint ventures and alliances. For example, we have made certain commitments to SSMC, in which we have a 61.2% ownership share, whereby we are obligated to make cash payments to SSMC should we fail to utilize, and TSMC does not utilize, an agreed upon percentage of the total available capacity at SSMC’s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity.

We have made and may continue to make acquisitions and engage in other transactions to complement or expand our existing businesses. However, we may not be successful in acquiring suitable targets at acceptable prices and integrating them into our operations, and any acquisitions we make may lead to a diversion of management resources.

Our future success may depend on acquiring businesses and technologies, making investments or forming joint ventures that complement, enhance or expand our current portfolio or otherwise offer us growth opportunities. If we are unable to identify suitable targets, our growth prospects may suffer, and we may not be able to realize sufficient scale advantages to compete effectively in all markets. In addition, in pursuing acquisitions, we may face competition from other companies in the semiconductor industry. Our ability to acquire targets may also be limited by applicable antitrust laws and other regulations in the United States, the European Union and other jurisdictions in which we do business. To the extent that we are successful in making acquisitions, we may have to expend substantial amounts of cash, incur debt, assume loss-making divisions and incur other types of expenses. We may also face challenges in successfully integrating acquired companies into our existing organization. Each of these risks could have a material adverse effect on our business, financial condition and results of operations.

We may from time to time desire to exit certain product lines or businesses, or to restructure our operations, but may not be successful in doing so.

From time to time, we may decide to divest certain product lines and businesses or restructure our operations, including through the contribution of assets to joint ventures. We have, in recent years, exited several of our product lines and businesses, and we have closed several of our manufacturing and research facilities. We may continue to do so in the future. However, our ability to successfully exit product lines and businesses, or to close or consolidate operations, depends on a number of factors, many of which are outside of our control. For example, if we are seeking a buyer for a particular business line, none may be available, or we may not be successful in negotiating satisfactory terms with prospective buyers. In addition, we may face internal obstacles to our efforts. In particular, several of our operations and facilities are subject to collective bargaining agreements and social plans or require us to consult with our employee representatives, such as work councils which may prevent or complicate our efforts to sell or restructure our businesses. In some cases, particularly with respect to our European operations, there may be laws or other legal impediments affecting our ability to carry out such sales or restructuring. If we are unable to exit a product line or business in a timely manner, or to restructure our operations in a manner we deem to be advantageous, this could have a material adverse effect on our business, financial condition and results of operations. Even if a divestment is successful, we may face indemnity and other liability claims by the acquirer or other parties.

Our Redesign Program may not be entirely successful or we may not make the projected continued progress in the future execution of our Redesign Program. The estimated future savings with regard to our Redesign Program are difficult to predict.

In September 2008, we announced our Redesign Program, targeted to reduce our annual cost base through major reductions of the manufacturing base, rightsizing of our central research and development and reduction of support functions. In the course of 2009, we accelerated and expanded the program. However, our savings from measures yet to be implemented may be lower than we currently anticipate, and they may or may not be realized on our anticipated time line. The cost of implementing the Redesign Program may also differ from our estimates and negative effects from the Redesign Program, such as customer dissatisfaction, may have a larger impact on our revenues than currently expected.

If we fail to extend or renegotiate our collective bargaining agreements and social plans with our labor unions as they expire from time to time, if regular or statutory consultation processes with employee representatives such as works councils fail or are delayed, or if our unionized employees were to engage in a strike or other work stoppage, our business and operating results could be materially harmed.

We are a party to collective bargaining agreements and social plans with our labor unions. We also are required to consult with our employee representatives, such as works councils, on items such as restructurings, acquisitions and divestitures. Although we believe that our relations with our employees, employee representatives and unions are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate these agreements as they expire from time to time or to conclude the consultation processes in a timely and favorable way. The impact of future negotiations and consultation processes with employee representatives could have a material impact on our financial results. Also, if we fail to extend or renegotiate our labor agreements and social plans, if significant disputes with our unions arise, or if our unionized workers engage in a strike or other work stoppage, we could incur higher ongoing labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business.

Our working capital needs are difficult to predict.

Our working capital needs are difficult to predict and may fluctuate. The comparatively long period between the time at which we commence development of a product and the time at which it may be delivered to a customer leads to high inventory and work-in-progress levels. The volatility of our customers’ own businesses and the time required to manufacture products also makes it difficult to manage inventory levels and requires us to stockpile products across many different specifications.

Our business may be adversely affected by costs relating to product defects, and we could be faced with product liability and warranty claims.

We make highly complex electronic components and, accordingly, there is a risk that defects may occur in any of our products. Such defects can give rise to significant costs, including expenses relating to recalling products, replacing defective items, writing down defective inventory and loss of potential sales. In addition, the occurrence of such defects may give rise to product liability and warranty claims, including liability for damages caused by such defects. If we release defective products into the market, our reputation could suffer and we could lose sales opportunities and become liable to pay damages. Moreover, since the cost of replacing defective semiconductor devices is often much higher than the value of the devices themselves, we may at times face damage claims from customers in excess of the amounts they pay us for our products, including consequential damages. We also face exposure to potential liability resulting from the fact that our customers typically integrate the semiconductors we sell into numerous consumer products, which are then sold into the marketplace. We are exposed to product liability claims if our semiconductors or the consumer products based on them malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our products caused the damage in question, and such claims could result in significant costs and expenses relating to attorneys’ fees and damages. In addition, our customers may recall their products if they prove to be defective or make compensatory payments in accordance with industry or business practice or in order to maintain good customer relationships. If such a recall or payment is caused by a defect in one of our products, our customers may seek to recover all or a portion of their losses from us. If any of these risks materialize, our reputation would be harmed and there could be a material adverse effect on our business, financial condition and results of operations.

Our business has suffered, and could in the future suffer, from manufacturing problems.

We manufacture our products using processes that are highly complex, require advanced and costly equipment and must continuously be modified to improve yields and performance. Difficulties in the production process can reduce yields or interrupt production, and, as a result of such problems, we may on occasion not be able to deliver products or in a timely or cost-effective or competitive manner. As the complexity of both our products and our fabrication processes has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become more demanding. As is common in the semiconductor industry, we have in the past experienced manufacturing difficulties that have given rise to delays in delivery and quality control problems. There can be no assurance that any such occurrence in the future would not materially harm our results of operations. Further, we may suffer disruptions in our manufacturing operations, either due to production difficulties such as those described above or as a result of external factors beyond our control. We may, in the future, experience manufacturing difficulties or permanent or temporary loss of manufacturing capacity due to the preceding or other risks. Any such event could have a material adverse effect on our business, financial condition and results of operations.

We rely on the timely supply of equipment and materials and could suffer if suppliers fail to meet their delivery obligations or raise prices. Certain equipment and materials needed in our manufacturing operations are only available from a limited number of suppliers.

Our manufacturing operations depend on deliveries of equipment and materials in a timely manner and, in some cases, on a just-in-time basis. From time to time, suppliers may extend lead times, limit the amounts supplied to us or increase prices due to capacity constraints or other factors. Supply disruptions may also occur due to shortages in critical materials, such as silicon wafers or specialized chemicals. Because the equipment that we purchase is complex, it is frequently difficult or impossible for us to substitute one piece of equipment for another or replace one type of material with another. A failure by our suppliers to deliver our requirements could result in disruptions to our manufacturing operations. Our business, financial condition and results of operations could be harmed if we are unable to obtain adequate supplies of quality equipment or materials in a timely manner or if there are significant increases in the costs of equipment or materials.

Failure of our outside foundry suppliers to perform could adversely affect our ability to exploit growth opportunities.

We currently use outside suppliers or foundries for a portion of our manufacturing capacity. Outsourcing our production presents a number of risks. If our outside suppliers are unable to satisfy our demand, or experience manufacturing difficulties, delays or reduced yields, our results of operations and ability to satisfy customer demand could suffer. In addition, purchasing rather than manufacturing these products may adversely affect our gross profit margin if the purchase costs of these products are higher than our own manufacturing costs would have been. Our internal manufacturing costs include depreciation and other fixed costs, while costs for products outsourced are based on market conditions. Prices for foundry products also vary depending on capacity utilization rates at our suppliers, quantities demanded, product technology and geometry. Furthermore, these outsourcing costs can vary materially from quarter to quarter and, in cases of industry shortages, they can increase significantly, negatively affecting our gross profit.

Loss of our key management and other personnel, or an inability to attract such management and other personnel, could affect our business.

We depend on our key management to run our business and on our senior engineers to develop new products and technologies. Our success will depend on the continued service of these individuals. In particular, if at any time the Private Equity Consortium reduces its shareholding in us or in the event the Private Equity Consortium no longer jointly holds at least 30% of our common stock, vested stock options granted under our stock option plans would become exercisable. Further, if the aggregate shareholding of the Private Equity Consortium in us is reduced to below 30%, all outstanding and unvested stock options will vest. Upon the exercise of stock options, stock option holders will acquire (depository receipts for) shares of our common stock and will have the right to sell these (depository receipts for) shares pro rata with the sale by the Private Equity Consortium. Approximately 135 current and former employees hold stock options. In addition to the stock option plans, we have an equity rights program in place, in which approximately 1,045 current and former employees participate. If the Private Equity Consortium reduces its aggregate shareholding in us to below 30%, equity rights holders will receive (depository receipts for) shares of our common stock, and may sell such (depository receipts for) shares of our common stock. We cannot predict the impact of such an event on our ability to retain key personnel. The loss of any of our key personnel, whether due to departures, death, ill health or otherwise, could have a material adverse effect on our business. The market for qualified employees, including skilled engineers and other individuals with the required technical expertise to succeed in our business, is highly competitive and the loss of qualified employees or an inability to attract, retain and motivate the additional highly skilled employees required for the operation and expansion of our business could hinder our ability to successfully conduct research activities or develop marketable products. The foregoing risks could have a material adverse effect on our business.

Disruptions in our relationships with any one of our key customers could adversely affect our business.

A substantial portion of our sales is derived from our top customers, including our distributors. We cannot guarantee that we will be able to generate similar levels of sales from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, this could have a material adverse effect on our business, financial condition and results of operations.

We receive subsidies and grants in certain countries, and a reduction in the amount of governmental funding available to us or demands for repayment could increase our costs and affect our results of operations.

As is the case with other large semiconductor companies, we receive subsidies and grants from governments in some countries. These programs are subject to periodic review by the relevant governments, and if any of these programs are curtailed or discontinued, this could have a material adverse effect on our business, financial condition and results of operations. As the availability of government funding is outside our control, we cannot guarantee that we will continue to benefit from government support or that sufficient alternative funding will be available if we lose such support. Moreover, should we terminate any activities or operations, including strategic alliances or joint ventures, we may face adverse actions from the local governmental agencies providing such subsidies to us. In particular, such government agencies could seek to recover such subsidies from us and they could cancel or reduce other subsidies we receive from them. This could have a material adverse effect on our business, financial condition and results of operations.

Legal proceedings covering a range of matters are pending in various jurisdictions. Due to the uncertainty inherent in litigation, it is difficult to predict the final outcome. An adverse outcome might affect our results of operations.

We and certain of our businesses are involved as plaintiffs or defendants in legal proceedings in various matters. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, our financial position and results of operations could be affected by an adverse outcome.

For example, we are the subject of an investigation by the European Commission in connection with alleged violations of competition laws in connection with the smart card chips we produce. The European Commission stated in its release on January 7, 2009 that it would start investigations in the smart card chip sector because it has reason to believe that the companies concerned may have violated European Union competition rules, which prohibits certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As a company active in the smart card chip sector, we are subject to the ongoing investigation. We are cooperating in the investigation. If the European Commission were to find that we violated European Union competition laws, it could impose fines and penalties on our company that, while the amounts cannot be predicted with certainty, we believe would not have a material adverse effect on our consolidated financial position. However, any such fines or penalties may be material to our consolidated statement of operations for a particular period.

Fluctuations in foreign exchange rates may have an adverse effect on our financial results.

A majority of our expenses are incurred in euros, while most of our revenues are denominated in U.S. dollars. Accordingly, our results of operations may be affected by changes in exchange rates, particularly between the euro and the U.S. dollar. In addition, despite the fact that a majority of our revenues are denominated in U.S. dollars and a substantial portion of our debt is denominated in U.S. dollars, we have euro denominated assets and liabilities and the impact of currency translation adjustments to such assets and liabilities will have a negative effect on our results. We continue to hold or convert most of our cash in euros as a hedge for euro expenses, euro interest payments and payments in relation to the Redesign Program. We are exposed to fluctuations in exchange rates when we convert U.S. dollars to euros.

We are exposed to a variety of financial risks, including currency risk, interest rate risk, liquidity risk, commodity price risk, credit risk and other non-insured risks, which may have an adverse effect on our financial results.

We are a global company and, as a direct consequence, movements in the financial markets may impact our financial results. We are exposed to a variety of financial risks, including currency fluctuations, interest rate risk, liquidity risk, commodity price risk and credit risk and other non-insured risks. We enter into diverse financial transactions with several counterparties to mitigate our currency risk. Derivative instruments are only used for hedging purposes. The rating of our debt by major rating agencies or banks may improve or further deteriorate. As a result, our additional borrowing capacity and financing costs may be impacted. We are also a purchaser of certain base metals, precious metals and energy used in the manufacturing process of our products. Currently, we do not use financial derivative instruments to manage exposure to fluctuations in commodity prices. Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform upon their agreed payment obligations. Credit risk is present within our trade receivables. Such exposure is reduced through ongoing credit evaluations of the financial conditions of our customers and by adjusting payment terms and credit limits when appropriate. We invest available cash and cash equivalents with various financial institutions and are in that respect exposed to credit risk with these counterparties. We actively manage concentration risk on a daily basis adhering to a treasury management policy. Cash is invested and financial transactions are concluded where possible with financial institutions with a strong credit rating. If we are unable to successfully manage these risks, they could have a material adverse effect on our business, financial condition and results of operations.

The impact of a negative performance of financial markets and demographic trends on our defined benefit pension liabilities and costs cannot be predicted and may be severe.

We hold defined benefit pension plans in a number of countries and a significant number of our employees are covered by our defined-benefit pension plans. As of April 4, 2010, we had recognized a net accrued benefit liability of $174 million, representing the unfunded benefit obligations of our defined pension plan. The funding status and the liabilities and costs of maintaining such defined benefit pension plans may be impacted by financial market developments. For example, the accounting for such plans requires determining discount rates, expected rates of compensation and expected returns on plan assets, and any changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. Negative performance of the financial markets could also have a material impact on funding requirements and net periodic pension costs. Our defined benefit pension plans may also be subject to demographic trends. Accordingly, our costs to meet pension liabilities going forward may be significantly higher than they are today, which could have a material adverse impact on our financial condition.

Changes in the tax deductibility of interest may adversely affect our financial position and our ability to service the obligations under our indebtedness.

There is political discussion in the Netherlands on limiting the deductibility of interest on excessive acquisition debt incurred by acquisition holding companies. The government announced that it would submit a legislative proposal to that effect in December 2009. On April 7, 2010, a committee appointed by the Dutch ministry of finance published its report. This report contains a general description of potential measures that may effectively limit deductibility of interest, including interest on acquisition debt. It is currently unclear whether a legislative proposal will actually be submitted to parliament. Also, it is unclear whether such a legislative proposal would limit the tax deductibility of the interest payable by us under our indebtedness. However, if it does, this may adversely affect our financial position and our ability to service the obligations under our indebtedness.

We are exposed to a number of different tax uncertainties, which could have an impact on tax results.

We are required to pay taxes in multiple jurisdictions. We determine the taxation we are required to pay based on our interpretation of the applicable tax laws and regulations in the jurisdictions in which we operate. We may be subject to unfavorable changes in the respective tax laws and regulations to which we are subject. Tax controls or audits and changes in tax laws or regulations or the interpretation given to them may expose us to negative tax consequences, including interest payments and potentially penalties. We have issued transfer-pricing directives in the area of goods, services and financing, which are in accordance with the Guidelines of the Organization of Economic Co-operation and Development. As transfer pricing has a cross border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country. In order to mitigate the transfer pricing uncertainties within our deployment, measures have been taken and a monitoring system has been put in place. On a regular basis, audits are executed to test the correct implementation of the transfer pricing directives.

Uncertainties can also result from disputes with local tax authorities about transfer pricing of internal deliveries of goods and services or related to financing, acquisitions and divestments, the use of tax credits and permanent establishments, and losses carried forward. These uncertainties may have a significant impact on local tax results. We have various tax assets partly resulting from the acquisition of our business from Philips in 2006 and from other acquisitions. Tax assets can also result from the generation of tax losses in certain legal entities. Tax authorities may challenge these tax assets. In addition, the value of the tax assets resulting from tax losses carried forward depends on having sufficient taxable profits in the future.

In our internal control over financial reporting, we identified a material weakness. If we fail to remedy this weakness or otherwise fail to achieve and maintain effective internal controls on a timely basis, our internal controls would be considered ineffective for purposes of Section 404 of the Sarbanes-Oxley Act. Ineffective internal control also could have an adverse impact on our reputation and share price.

We are required to establish and periodically assess the design and operating effectiveness of our internal control over financial reporting. In connection with our assessment of the internal control over financial reporting for the year ended December 31, 2009, we identified a deficiency related to the accounting and disclosure for income taxes, which we concluded constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that we identified relates to the execution of the procedures surrounding the preparation and review of our income tax provision as of December 31, 2009. In particular, the execution of our controls did not ensure the accuracy and validity of our acquisition accounting adjustments and the determination of the valuation allowance for deferred tax assets. Part of the identified issue was caused by the complexity that resulted from the fact that step-ups from acquisitions are accounted for centrally.

We are actively remediating the identified material weakness, but no assurance can be given that such condition will be fully remedied in a timely fashion. If we fail to remedy this material weakness or otherwise fail to achieve and maintain effective internal control on a timely basis, our internal controls would be considered ineffective for purposes of Section 404 of the Sarbanes-Oxley Act.

Despite the compliance procedures that we adopted, there may from time to time exist flaws in our control systems that could adversely affect the accuracy and reliability of our periodic reporting. Our periodic reporting is the basis of investors’ and other market professionals’ understanding of our businesses. Imperfections in our periodic reporting could create uncertainty regarding the reliability of our results of operations and financial results, which in turn could have a material adverse impact on our reputation or share price.

Environmental laws and regulations expose us to liability and compliance with these laws and regulations, and any such liability may adversely affect our business.

We are subject to many environmental, health and safety laws and regulations in each jurisdiction in which we operate, which govern, among other things, emissions of pollutants into the air, wastewater discharges, the use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and the health and safety of our employees. We are also required to obtain environmental permits from governmental authorities for certain of our operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators.

As with other companies engaged in similar activities or that own or operate real property, we face inherent risks of environmental liability at our current and historical manufacturing facilities. Certain environmental laws impose strict, and in certain circumstances, joint and several liabilities on current or previous owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. Certain of these laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Soil and groundwater contamination has been identified at some of our current and former properties resulting from historical, ongoing or third-party activities. We are in the process of investigating and remediating contamination at some of these sites. While we do not expect that any contamination currently known to us will have a material adverse effect on our business, we cannot assure you that this is the case or that we will not discover new facts or conditions or that environmental laws or the enforcement of such laws will not change such that our liabilities would be increased significantly. In addition, we could also be held liable for consequences arising out of human exposure to hazardous substances or other environmental damage. In summary, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, regulated materials, will not have a material adverse effect on our business, financial conditions and results of operations.

Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of climate may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing the emission of carbon dioxide, methane and other greenhouse gasses. Enterprises may need to purchase at higher costs new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could affect our operations negatively. Changes in environmental regulations could increase our production costs, which could adversely affect our results of operations and financial condition.

Certain natural disasters, such as coastal flooding, large earthquakes or volcanic eruptions, may negatively impact our business. There is increasing concern that climate change is occurring and may cause a rising number of natural disasters.

If coastal flooding, a large earthquake, volcanic eruption or other natural disaster were to directly damage, destroy or disrupt our manufacturing facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. Even if our manufacturing facilities are not directly damaged, a large natural disaster may result in disruptions in distribution channels or supply chains. For instance, the dislocation of the transport services following volcanic eruptions in Iceland in April 2010 caused us delays in distribution of our products. The impact of such occurrences depends on the specific geographic circumstances but could be significant, as some of our factories are located in islands with known earthquake fault zones, including the Philippines, Singapore or Taiwan. There is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. A modest change in temperature may cause a rising number of natural disasters. We cannot predict the economic impact, if any, of natural disasters or climate change.

Risks Related to this Offering and Ownership of Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NASDAQ Global Select Market or otherwise or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

The Private Equity Consortium will continue to have control over us after this offering, and this control limits your ability to influence our significant corporate transactions. The Private Equity Consortium may have conflicts of interest with other stockholders in the future.

The Private Equity Consortium controls us and, after this offering, will beneficially own 64.0% of our common stock, or 62.8% if the underwriters exercise their option to purchase additional shares of common stock in full. As a result, the Private Equity Consortium will continue to be able to influence or control matters requiring approval by our stockholders, including the election and removal of our directors, our corporate and management policies, potential mergers or acquisitions, payment of dividends, asset sales and other significant corporate transactions. We cannot assure you that the interests of the Private Equity Consortium will coincide with the interests of other holders of our common stock, particularly if we encounter financial difficulties or are unable to pay our debts when due. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of us and might ultimately affect the market price of our common stock. See “Principal Stockholders”.

Certain of our underwriters may have conflicts of interest because affiliates of these underwriters are expected to receive part of the proceeds of this offering and because affiliates of one of the underwriters share voting control, together with other members of the Private Equity Consortium, in the majority of our outstanding shares of common stock.

We are a subsidiary of KASLION Holding B.V., a Dutch private company with limited liability in which affiliates of KKR Capital Markets LLC, an underwriter of this offering, indirectly hold approximately 22% of the capital stock and share voting control over our common stock with other members of the Private Equity Consortium. Affiliates of KKR Capital Markets LLC also hold certain of our existing notes and may receive 5% or more of the expected net proceeds of the offering. KKR Capital Markets LLC may therefore be deemed to have a “conflict of interest” within the meaning of NASD Rule 2720 of FINRA. The offering will therefore be conducted in accordance with NASD Rule 2720 and a QIU as defined in NASD Rule 2720 will participate in the preparation of the registration statement of which this prospectus forms a part and perform its usual standard of due diligence with respect thereto. Goldman, Sachs & Co. has agreed to act as QIU for this offering.

Certain other underwriters or their affiliates are also holders of certain of our existing notes. In light of the amount of existing notes held, none of such other underwriters and their respective affiliates are expected to receive 5% or more of the expected net proceeds of the offering. Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and their respective affiliates, each have indirect interests in less than 1% of our capital stock through their investments in private equity funds, including the funds that form the Private Equity Consortium, which in turn have an indirect interest in our capital stock through their investments in KASLION Holding B.V. See “Underwriting”.

Future sales of our shares could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offer, or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Following this offering, there will be 249,251,500 shares of our common stock outstanding (254,351,500 shares if the underwriters exercise their option to purchase additional shares of common stock in full). The 34,000,000 shares of common stock sold in this offering (39,100,000 shares if the underwriters exercise their option to purchase additional shares of common stock in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our “affiliates” (within the meaning of Rule 144 under the Securities Act).

Following this offering, the Private Equity Consortium, Philips and certain co-investors will own 215,251,500 shares of our common stock. The Private Equity Consortium, Philips and certain co-investors will be able to sell their shares in the public market from time to time, although such sales may be subject to certain limitations on the timing, amount and method of those sales imposed by Securities and Exchange Commission (“SEC”) regulations. Philips has informed us that it does not view its investment in our common stock to be a strategic holding and it intends to divest its holdings of our common stock at such time or times as it considers appropriate, subject to market conditions and other factors. The Private Equity Consortium, Philips, certain co-investors and the underwriters have agreed to a “lock-up” period, meaning that the Private Equity Consortium, Philips and certain co-investors may not sell any of their shares without the prior consent of each of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated for 180 days, subject to extension in certain events, after the date of this prospectus, subject to certain exceptions. The Private Equity Consortium and Philips have the right to cause us to register the sale of shares of common stock owned by them and, together with certain co-investors, to include their shares in future registration statements relating to our securities. If the Private Equity Consortium, Philips or certain co-investors were to sell a large number of their shares, the market price of our stock could decline significantly. In addition, the perception in the public markets that sales by the Private Equity Consortium, Philips and/or certain co-investors might occur could also adversely affect the market price of our common stock.

In addition to the lock-up period applicable to shares of our common stock held by the Private Equity Consortium, Philips and certain co-investors, sales of our common stock held by our directors and officers are also restricted by the lock-up agreements that our directors and executive officers have entered into with the underwriters. The lock-up agreements restrict our directors and executive officers, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus, subject to extension in certain events, without the prior consent of each of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. Following this offering, our directors and executive officers will own options or equity rights representing approximately 291,625 shares of our common stock, none of which may be sold until the Private Equity Consortium sells a portion of shares of our common stock held by its members. Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated may, however, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

We also have an aggregate of approximately 18,554,416 shares of common stock underlying stock options outstanding as of June 30, 2010, at a weighted average exercise price of €23.46 per share (or $29.00 per share, based on the average exchange rate in effect on June 18, 2010). In addition, 474,722 shares of common stock issuable upon the exercise of equity rights are outstanding as of June 30, 2010 under our equity incentive program.

In the future, we may issue additional shares of common stock in connection with acquisitions and other investments, as well as in connection with our current or any revised or new equity plans for management and other employees. The amount of our common stock issued in connection with any such transaction could constitute a material portion of our then outstanding common stock.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our board, our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court. Under current practice however, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of the Netherlands and (iii) the jurisdiction of the United States federal or state court has been based on internationally accepted principles of private international law.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

We are a Dutch public company with limited liability. The rights of our stockholders may be different from the rights of stockholders governed by the laws of U.S. jurisdictions.

We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of stockholders and the responsibilities of members of our board of directors may be different from the rights and obligations of stockholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of our company, its stockholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a stockholder. See “Corporate Governance”.

Our articles of association, Dutch corporate law and our current and future debt instruments contain provisions that may discourage a takeover attempt.

Provisions contained in our articles of association and the laws of the Netherlands, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our articles of association impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions.

Our general meeting of stockholders has empowered our board of directors to restrict or exclude pre-emptive rights on shares for a period of five years. Accordingly, an issue of new shares may make it more difficult for a stockholder to obtain control over our general meeting.

In addition, our debt instruments contain, and future debt instruments may also contain, provisions that require prepayment or offers to prepay upon a change of control. These clauses may also discourage takeover attempts.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we follow Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, for fiscal years ending on or after December 15, 2011, foreign private issuers will not be required to file their annual report on Form 20-F until 120 days after the end of each fiscal year (for fiscal years ending before December 15, 2011, foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year), while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our stockholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Dutch law or distribute to our stockholders and that is material to our company, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We will be a foreign private issuer and, as a result, in accordance with the listing requirements of the NASDAQ Global Select Market we will rely on certain home country governance practices rather than the corporate governance requirements of the NASDAQ Global Select Market.

We are a foreign private issuer. As a result, in accordance with the listing requirements of the NASDAQ Global Select Market we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the NASDAQ Global Select Market. For an overview of our corporate governance principles, see “Management—Corporate Governance”, including the section describing the differences between the corporate governance requirements applicable to common stock listed on the NASDAQ Global Select Market and the Dutch corporate governance requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operation performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation and expansion of our business and in the repayment of our debt. Accordingly, investors must rely on sales of their shares of common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. When used in this document, the words “anticipate”, “believe”, “estimate”, “forecast”, “expect”, “intend”, “plan” and “project” and similar expressions, as they relate to us, our management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding our business strategy, financial condition, results of operations and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of our management, as well as assumptions made by our management and information currently available to us. Although we believe that these beliefs and assumptions are reasonable, these statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf and include, in addition to those listed under “Risk Factors” and elsewhere in this prospectus, the following:

•	market demand and semiconductor industry conditions;

•	our ability to successfully introduce new technologies and products;

•	the demand for the goods into which our products are incorporated;

•

our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements;

•	our ability to accurately estimate demand and match our production capacity accordingly;

•	our ability to obtain supplies from third-party producers;

•	our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them;

•	our ability to secure adequate and timely supply of equipment and materials from suppliers;

•	our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly;

•	our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners;

•	our ability to win competitive bid selection processes;

•	our ability to develop products for use in our customers’ equipment and products;

•	our ability to successfully hire and retain key management and senior product engineers; and

•	our ability to maintain good relationships with our suppliers.

We do not assume any obligation to update any forward-looking statements and disclaim any obligation to update our view of any risks or uncertainties described herein or to publicly announce the result of any revisions to the forward-looking statements made in this prospectus, except as required by law.

In addition, this prospectus contains information concerning the semiconductor industry and business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market and business segments will develop. We have based these assumptions on information currently available to us, including through the market research and industry reports referred to in this prospectus. Although we believe that this information is reliable, we have not independently verified and cannot guarantee its accuracy or completeness. If any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, they could have a material adverse effect on our future results of operations and financial condition, and the trading price of our common stock.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $620 million from the sale of 34,000,000 shares of our common stock in this offering, assuming an initial public offering price of $19.50 per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting $33 million of underwriting discounts and commissions and estimated offering expenses of $10 million payable by us.

We currently intend to use the proceeds from this offering, net of underwriting fees and other offering expenses, to repay a portion of our long-term indebtedness, which consists of our euro-denominated 10% super priority notes due July 15, 2013, U.S. dollar-denominated 10% super priority notes due July 15, 2013, euro-denominated floating rate senior secured notes due October 15, 2013 U.S. dollar-denominated floating rate senior secured notes due October 15, 2013, U.S. dollar-denominated 7  7/8% senior secured notes due October 15, 2014, euro-denominated 8  5/8% senior notes due October 15, 2015 and U.S. dollar-denominated 9 1 /2% senior notes due October 15, 2015. The selection of which series of notes, the amounts to be repaid within a particular series, the timing of repayment and the particular method by which we effect repayment, which could include redemption calls, open market purchases, privately negotiated transactions or tender offers, or some combination thereof, have not yet been determined and will depend on, with respect to each series of notes, the yield to maturity at the time of repayment, the maturity date, the contractual redemption price and the currency exchange rates. We will consider each of these criteria with respect to each series of notes at any time of repayment.

As of July 5, 2010, the weighted average interest rate to maturity of our euro-denominated floating rate senior secured notes due October 15, 2013, was 3.39%. As of July 5, 2010, the weighted average interest rate to maturity of our U.S. dollar-denominated floating rate senior secured notes due October 15, 2013 was 3.05%.

Certain underwriters or their affiliates are holders of certain of our existing notes. See “Underwriting”. As a result, some of the underwriters or their affiliates may receive part of the net proceeds of this offering by reason of the repayment of our indebtedness. In light of the amount of existing notes held, none of the underwriters and their respective affiliates are expected to receive 5% or more of the expected net proceeds of the offering, other than affiliates of KKR Capital Markets LLC. Assuming that we apply the proceeds from this offering to repay a pro rata portion of each series of existing notes other than the New Secured Notes, affiliates of KKR Capital Markets LLC would receive approximately 4.3% of the expected net proceeds.

DIVIDEND POLICY

Our ability to pay dividends on our common stock is limited by the covenants of our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and the Indentures and may be limited by the terms of any future debt or preferred securities. As a result, we currently expect to retain future earnings for use in the operation and expansion of our business and the repayment of our debt, and do not anticipate paying any cash dividends in the foreseeable future. Whether or not dividends will be paid in the future will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors and our stockholders may deem relevant. If, in the future, our board of directors decides not to allocate profits to our reserves (making such profits available to be distributed as dividends), any decision to pay dividends on our common stock will be at the discretion of our stockholders.

CAPITALIZATION

The following table sets forth our capitalization as of April 4, 2010. Our capitalization is presented:

•	on an actual basis;

•

on an adjusted basis to give effect to the issuance and sale of $1,000 million aggregate principal amount of New Secured Notes on July 20, 2010 and the application of approximately $971 million of net proceeds therefrom to repurchase Existing Secured Notes, as described in “Pro Forma Interest Expense” elsewhere in this prospectus; and

•

on an adjusted basis to give effect to the sale of shares of common stock by us in this offering (at an assumed initial public offering price of $19.50 per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us) and the application of the net proceeds therefrom as described in “Use of Proceeds”.

You should read this table together with the sections of this prospectus entitled “Use of Proceeds,” “Selected Historical Combined and Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes beginning on page F-1.

	Actual	As adjusted(1)	As further adjusted(2)
($ in millions)	As of April 4, 2010
Total short-term debt	611	611	611
Total long-term debt	4,566	4,550	3,923

Total debt(3)	5,177	5,161	4,534
Total stockholders’ equity(4)	613	647	1,265

Total capitalization	5,790	5,808	5,799

(1)	Reflects estimated net proceeds of $971 million from the sale of the New Secured Notes. Also reflects (i) the cash payment of $971 million to repay existing secured notes of various series at an assumed average price of 96% of the principal amount thereof, resulting in a gain of $45 million; (ii) the cash payment of $23 million for accrued and unpaid interest as of April 4, 2010; and (iii) the acceleration of the amortization related to the existing notes repaid prior to maturity and capitalized debt issuance costs, resulting in the write-off of $11 million of debt issuance costs. We may not be able to purchase existing secured notes at an average price at or equal to the assumed average price indicated above, which is based on prices we paid to repurchase existing notes with the net proceeds from the sale of the New Secured Notes, current market conditions and current prices for each series of existing secured notes and is subject to change. For each 1% increase in the average price paid for the principal amount of existing secured notes repurchased, our total long-term debt would increase by $10 million and our total stockholders’ equity would decrease by $10 million. See “Pro Forma Interest Expense” elsewhere in this prospectus.
(2)

Further to the adjustments described in footnote (1) above, reflects assumed net proceeds of $620 million from the sale of common stock in this offering, net of estimated underwriting commissions and offering expenses of $43 million, to repay on a pro rata basis at an assumed average price of 99% of the principal amount of our outstanding long-term indebtedness (other than the New Secured Notes), which consists of our Super Priority Notes, Existing Secured Notes and Existing Unsecured Notes, resulting in a gain of $7 million. Also reflects (i) the cash payment of $15 million for accrued and unpaid interest as of April 4, 2010; and (ii) the acceleration of the amortization related to the existing notes repaid prior to maturity and capitalized debt issuance costs, resulting in the write-off of $9 million of debt issuance costs. The actual selection of which series of notes, the amounts within a particular series, the timing of repayment and the particular method by which we effect repayment, which could include redemption calls, open market purchases, privately negotiated transactions or tender offers, or some combination thereof, have not yet been determined and will depend on, with respect to each series of notes, the yield to maturity at the time of repayment, the maturity date, the contractual redemption price and the currency exchange rates. We will consider these criteria with respect to each series of notes at any time of repayment. We may not be able to purchase existing notes at an average price at or equal to the assumed average price indicated above, which is based on prices we paid to repurchase existing notes with the net proceeds from the sale of the New Secured Notes, current market conditions and current prices for each series of existing secured notes and is subject to change. For each 1% increase in the average price paid for the principal amount of existing secured notes repurchased with the proceeds from this offering, our total long-term debt would increase by $6 million and our total stockholders’ equity would decrease by $6 million. See “Pro Forma Interest Expense” elsewhere in this prospectus.

(3)	As adjusted for our cash and cash equivalents of $870 million as of April 4, 2010, our net debt was $4,307 million on an actual basis. As adjusted, accrued interest of $23 million as of April 4, 2010 (based on the applicable interest rates for this period) relating to the portion of our long-term indebtedness assumed to be repaid or redeemed would be paid using cash on hand. As adjusted, our cash and cash equivalents would have been $847 million and our net debt would have been $4,314 million. As further adjusted, additional accrued interest of $15 million as of April 4, 2010 (based on the applicable interest rates for this period) relating to the portion of our long-term indebtedness assumed to be repaid or redeemed would be paid using cash on hand. As further adjusted, our cash and cash equivalents would have been $832 million and our net debt would have been $3,702 million.
(4)	On a further adjusted basis, our equity position would have increased by $618 million and would have been negatively impacted by the acceleration of previously paid bond fees of $20 million related to the existing secured notes assumed to be repurchased in connection with the application of the proceeds from the sale of the New Secured Notes and this offering. However, as a result of the repayment of long-term debt below par value, we would have realized a book gain of $52 million.

PRO FORMA INTEREST EXPENSE

Other financial income (expense) consists of interest earned on our cash, cash equivalents and investment balances, interest expense on our debt (including debt issuance costs), the sale of securities, gains and losses due to foreign exchange rates, other than those included in cost of sales, and certain other miscellaneous financing costs and income. For the quarter ended April 4, 2010 and the year ended December 31, 2009, we incurred total other financial expenses of $304 million and $338 million, respectively. Included in these amounts were net interest expense (including debt issuance costs) of $80 million and $359 million, respectively, and the weighted average interest rate on our debt instruments was 6%.

On a pro forma basis to give effect to (i) the sale of shares of common stock by us in this offering (at an assumed initial public offering price of $19.50 per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us) and the use of proceeds therefrom and (ii) the issuance and sale of $1,000 million principal amount of New Secured Notes and the application of the net proceeds therefrom as described in footnote (1) to the Capitalization table in “Capitalization”, as if such transactions had occurred at the beginning of the 2009 fiscal year, our net interest expense on our debt (excluding debt issuance costs) would have been increased by $1 million for the first quarter of 2010 and by $2 million for the year ended December 31, 2009. However, on pro forma basis, the acceleration of the amortization related to the existing notes repaid prior to maturity and capitalized debt issuance costs would have resulted in the aggregate write-off of $20 million of debt issuance costs. As a result, our net interest expense (including debt issuance costs) for the quarter ended April 4, 2010 and the year ended December 31, 2009, would have been $80 million and $381 million, respectively, on a pro forma basis. For each 1% increase in the average price paid for the principal amount of existing notes repurchased, our interest expense would increase by $1 million.

The unaudited pro forma interest expense presented above has been derived from our Other financial income (expense) data from our consolidated statements of operations for the quarter ended April 4, 2010 and for the year ended December 31, 2009 and gives effect to:

•

the issuance and sale of $1,000 million principal amount of New Secured Notes and the application of estimated net proceeds of $971 million from the sale of the New Secured Notes to repay Existing Secured Notes of various series at an assumed average price of 96% of the principal amount thereof;

•

the issuance and sale of $663 million of shares of our common stock in this offering and the application of estimated net proceeds of $620 million from this offering to repay our existing notes (other than the New Secured Notes) at an assumed average price of 99% of the principal amount thereof;

•	the aggregate cash payment of $38 million for accrued and unpaid interest as of April 4, 2010; and

•

the acceleration of the amortization related to the existing notes repaid prior to maturity and capitalized debt issuance costs, resulting in the aggregate write-off of $20 million of debt issuance costs.

The assumed average prices of the notes to be repaid are based on prices we paid to repurchase existing notes with the net proceeds from the sale of the New Secured Notes, current market conditions and current prices for each series of existing secured notes and are subject to change. As of the date of this prospectus, we have used the proceeds of the offering of New Secured Notes to repurchase approximately $968 million of Existing Secured Notes (consisting of approximately $223 million aggregate principal amount of Euro Floating Rate Secured Notes, approximately $317 million aggregate principal amount of Dollar Floating Rate Secured Notes and approximately $428 million aggregate principal amount of Dollar Fixed Rate Secured Notes). However, we may not be able to purchase existing notes at the average prices at or equal to the assumed average prices indicated above.

The pro forma interest expense is provided for illustrative purposes only and does not purport to represent what our interest expense would have been for the periods presented had the transactions described above taken place on the given dates, nor are they necessarily representative of our interest expense for any future periods. The pro forma adjustments are based on preliminary estimates, available information, and assumptions that we believe to be reasonable; however, the amounts actually recorded may be different.

This Pro Forma Interest Expense section be read in connection with the information included under the headings “Risk Factors”, “Use of Proceeds,” “Capitalization”, “Selected Historical Combined and Consolidated Financial Data”, “Description of Indebtedness” and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

EXCHANGE RATE INFORMATION

The majority of our expenses are incurred in euros, while most of our revenues are denominated in U.S. dollars. As used in this prospectus, “euro”, or “€” means the single unified currency of the European Monetary Union. “U.S. dollar”, “USD”, “U.S.$” or “$” means the lawful currency of the United States of America. As used in this prospectus, the term “noon buying rate” refers to the exchange rate for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies.

The table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2009 and the high, low and period end rates for each of those periods. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

Year ended December 31,	Average
($ per €)
2005	1.2400
2006	1.2661
2007	1.3721
2008	1.4768
2009	1.3978

The following table shows the high and low noon buying rates for U.S. dollars per euro for each of the six months in the six-month period ended June 30, 2010 and for the period from July 1, 2010 through July 23, 2010:

Month	High	Low
	($ per €)
January	1.4536	1.3870
February	1.3955	1.3476
March	1.3758	1.3344
April	1.3666	1.3130
May	1.3183	1.2224
June	1.2385	1.1959
July (through July 23)	1.2963	1.2464

On July 23, 2010, the noon buying rate was $1.2874 per €1.00.

Fluctuations in the value of the euro relative to the U.S. dollar have had a significant effect on the translation into U.S. dollar of our euro assets, liabilities, revenues and expenses, and may continue to do so in the future. For further information on the impact of fluctuations in exchange rates on our operations, see “Risk Factors—Risks Related to Our Business—Fluctuations in foreign exchange rates may have an adverse effect on our financial results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risks”.

The foreign exchange rates used as of December 31, 2009 and April 4, 2010 were $1.4402 and $1.3580 per €1.00, respectively.

DILUTION

As of April 4, 2010, we had a net tangible book deficit of $3,672 million, or $17 per share on an as adjusted basis. Net tangible book value per share on an as adjusted basis is equal to the total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock on an as adjusted basis, reflecting the 1-for-20 reverse stock split that occurred prior to this offering, on August 2, 2010. Without taking into account any adjustment in net tangible book value attributable to operations after April 4, 2010, after giving effect to (i) the sale by us of shares in this offering at an assumed initial public offering price of $19.50, the mid-point of the range set forth on the cover page of this prospectus, and (ii) the issuance and sale of $1,000 million principal amount of New Secured Notes and the application of the net proceeds therefrom as described in footnote (1) to the Capitalization table in “Capitalization”, our as adjusted net tangible book deficit as of April 4, 2010, after deduction of the underwriting discount and estimated offering expenses and the application of the estimated net proceeds as described under “Use of Proceeds”, would have been approximately $3,020 million, or $12 per share. This represents an immediate increase in net tangible book value of $5 per share to stockholders.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$19.50

As adjusted net tangible book value per share as of April 4, 2010, before giving effect to this offering	$(17)

Increase in as adjusted net tangible book value per share attributable to new investors	$5

As adjusted net tangible book value per share after giving effect to this offering		$(12)

Dilution per share to new investors in this offering		$31.50

Each $1.00 increase or decrease in the assumed initial public offering price of $19.50 per share, the mid-point of the price range set forth on the cover of the prospectus, would increase or decrease the total consideration paid by new investors by $34 million, and increase or decrease the percent of total consideration paid by new investors by 0.5 percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes as of April 4, 2010 the relative investments of all existing stockholders and new investors, giving effect to our sale of shares in this offering at an assumed initial public offering price of $19.50 per share, the mid-point of the price range set forth on the cover of this prospectus, after deduction of the underwriting discount and offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	215,251,500	86%	$5,611,606,605	89%	$26.07

New investors	34,000,000	14%	$663,000,000	11%	$19.50

Total:	249,251,500	100%	$6,274,606,605	100%

The number of shares of common stock that will be outstanding after this offering is calculated based on 215,251,500 shares outstanding as of June 30, 2010, assuming the 1-for-20 reverse stock split that occurred prior to this offering had already occurred on such date, and excludes:

•

18,554,416 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010 at a weighted average exercise price of €23.46 per share (or $29.00 per share, based on the exchange rate in effect on June 18, 2010);

•	474,722 shares of common stock issuable upon the exercise of equity rights outstanding as of June 30, 2010 under our equity incentive program; and

•	3,195,584 shares of common stock reserved for issuance under our management equity plan.

If the underwriters exercise their option to purchase additional shares of common stock in full, the number of shares of common stock beneficially owned by existing stockholders would decrease to approximately 85% of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors will be increased to approximately 15% of the total number of shares of common stock outstanding after this offering.

To the extent options are exercised and awards are granted under the management equity plan and co-investment program following this offering, there may be dilution to our stockholders. We may also choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED HISTORICAL COMBINED AND CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical combined and consolidated financial data. We prepare our financial statements in accordance with U.S. GAAP.

We have derived the selected consolidated statement of operations and other financial data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009, from our audited consolidated financial statements, included elsewhere in this prospectus. We have derived the selected consolidated statement of operations and other financial data for the periods from September 29, 2006 (inception) to December 31, 2006 and the consolidated balance sheet data as of December 31, 2006 and 2007 from the audited consolidated financial statements of NXP B.V. and its consolidated subsidiaries, not included in this prospectus. We have derived the selected combined statement of operations and other financial data for the year ended December 31, 2005, and for the period from January 1, 2006 to September 28, 2006 and the balance sheet data as of December 31, 2005 and September 28, 2006, from the combined financial statements of the former semiconductor business of Philips and its consolidated subsidiaries, the “predecessor”, not included in this prospectus.

The selected historical consolidated financial data for the quarters ended March 29, 2009 and April 4, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The first fiscal quarter of 2009 consisted of 88 days and ended on March 29, 2009, compared to the first fiscal quarter of 2010, which consisted of 94 days and ended on April 4, 2010.

The results of operations for prior years or the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The selected historical combined and consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Predecessor		NXP Semiconductors N.V.
	As of and for the year ended December 31,	As of and for the period from January 1 to September 28	As of and for the period from September 29 to December 31,	As of and for the years ended December 31,			As of and for the quarter ended
($ in millions, except share and per share data and unless otherwise indicated)	2005	2006	2006	2007	2008	2009	March 29, 2009	April 4, 2010
Consolidated Statements of Operations:
Sales	5,918	4,705	1,533	6,321	5,443	3,843	702	1,165
Cost of sales	(3,642)	(2,909)	(1,181)	(4,276)	(4,225)	(2,874)	(634)	(737)

Gross profit	2,276	1,796	352	2,045	1,218	969	68	428
Selling expenses	(377)	(343)	(114)	(425)	(400)	(277)	(61)	(66)
Impairment charges	—	—	—	—	(714)	(69)	—	—
Other general and administrative expenses	(540)	(382)	(250)	(1,189)	(1,161)	(734)	(173)	(191)
Research and development expenses	(1,277)	(920)	(332)	(1,328)	(1,199)	(777)	(187)	(154)
Write-off of acquired in-process research and development	—	—	(664)	(15)	(26)	—	—	—
Other income (expense)	45	22	4	134	(364)	(12)	6	(17)

Income (loss) from operations	127	173	(1,004)	(778)	(2,646)	(900)	(347)	—
Extinguishment of debt	—	—	—	—	—	1,020	—	2
Other financial income (expense)	(78)	(27)	(94)	(181)	(614)	(338)	(309)	(304)

Income (loss) before taxes	49	146	(1,098)	(959)	(3,260)	(218)	(656)	(302)
Income tax benefit (expense)	(126)	(81)	312	396	(46)	(17)	(8)	(8)

Income (loss) after taxes	(77)	65	(786)	(563)	(3,306)	(235)	(664)	(310)
Results relating to equity-accounted investees	(6)	4	(3)	(40)	(268)	74	75	(26)

Net income (loss)	(83)	69	(789)	(603)	(3,574)	(161)	(589)	(336)

Other Operating Data:
Capital expenditures	(459)	(580)	(143)	(549)	(379)	(96)	(37)	(51)
Depreciation and amortization(1)	1,016	588	1,044	1,547	2,010	938	211	193

Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	984	584	376	533	(622)	(745)	(368)	(15)
Investing activities	(445)	(570)	(237)	(678)	1,015	78	105	(95)
Financing activities	(507)	60	905	(22)	316	(80)	208	(11)

Per Share Data:(2)
Basic and diluted net income (loss) per share(3)	N.A.	N.A.	(185.40)	(237.80)	(19.83)	(0.75)	(2.74)	(1.56)
Basic and diluted net income (loss) per share attributable to common stockholders(3)	N.A.	N.A.	(186.40)	(247.20)	(19.98)	(0.81)	(2.69)	(1.60)
Basic and diluted weighted average number of shares of common stock outstanding during the year (in thousands)(4)	N.A.	N.A.	5,000	5,000	180,210	215,252	215,252	215,252

Consolidated balance sheet data:
Cash and cash equivalents	131	204	1,232	1,041	1,796	1,041		870
Total assets	4,748	5,216	12,944	13,816	10,327	8,673		8,111
Working capital(5)	445	562	1,574	1,081	1,355	870		647
Total debt(6)	1,758	730	5,836	6,078	6,367	5,283		5,177
Total business/stockholders’ equity	1,335	2,532	4,834	4,528	1,075	930		613

*	N.A. means not applicable.

(1)	Depreciation and amortization include the cumulative net effect of purchase price adjustments related to a number of acquisitions and divestments, including the purchase by a consortium of private equity investors of an 80.1% interest in our business, described elsewhere in this prospectus as our “Formation”. The cumulative net effects of purchase price adjustments in depreciation and amortization aggregated to $850 million in the period September 29 to December 31, 2006, $788 million in 2007, $713 million in 2008, $391 million in 2009, $85 million in the quarter ended March 29, 2009 and $85 million in the quarter ended April 4, 2010. In 2009, depreciation and amortization included $46 million related to depreciation of property, plant and equipment from exited product lines ($21 million) and depreciation and amortization due to disposals that occurred in connection with our restructuring activities ($4 million) and other incidental items ($21 million). In the quarter ended April 4, 2010, depreciation and amortization included $21 million related to depreciation of property, plant and equipment due to disposals that occurred in connection with our restructuring activities ($18 million) and other incidental items ($3 million). For a detailed list of the acquisitions and a discussion of the effect of acquisition accounting, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability—Effect of Acquisition Accounting” contained elsewhere in this prospectus. Depreciation and amortization also include impairments to goodwill and other intangibles, as well as write-offs in connection with acquired in-process research and development, if any.

(2)	On February 29, 2008, through a multi-step transaction, the nominal value of the common shares was decreased from €1.00 to €0.01 and all preference shares were converted into common shares, resulting in an increase of outstanding common shares from 100 million into 4.3 billion. In addition, we have amended our articles of association in order to effect a 1-for-20 reverse stock split, decreasing the number of shares of common stock outstanding from approximately 4.3 billion to approximately 215 million and increasing the par value of the shares of common stock from €0.01 to €0.20. In all periods presented, basic and diluted weighted average shares outstanding have been calculated to reflect the 1-for-20 reverse stock split.

(3)	For purposes of calculating per share net income and per share net income attributable to common stockholders, net income includes the undeclared accumulated dividend on preferred stock of $138 million in 2006 and $586 million in 2007. This right was extinguished in 2008.

(4)	There is no difference between basic and diluted number of shares due to our net loss position in all periods presented. As a result, all potentially dilutive securities are anti-dilutive.

(5)	Working capital is calculated as current assets less current liabilities (excluding short-term debt).

(6)	Total debt includes external debt and, for predecessor periods, amounts due to Philips. As adjusted for our cash and cash equivalents as of December 31, 2007, 2008 and 2009 and April 4, 2010, our net debt was $5,037 million, $4,571 million and $4,242 million and $4,307 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read together with our selected consolidated financial and operating data and the consolidated financial statements and notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus particularly in “Risk Factors” and “Special Note Regarding Forward-looking Statements”.

Overview

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We are a leading provider of High-Performance Mixed-Signal and Standard Products solutions that leverage our deep application insight and our technology and manufacturing expertise in RF, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. We engage with leading OEMs worldwide and over 58% of our sales are derived from Asia Pacific (excluding Japan). Since our separation from Philips in 2006, we have significantly repositioned our business to focus on High-Performance Mixed-Signal solutions and have implemented a Redesign Program aimed at achieving a world-class cost structure and processes. As of April 4, 2010, we had approximately 28,000 full-time equivalent employees located in more than 25 countries, with research and development activities in Asia, Europe and United States, and manufacturing facilities in Asia and Europe.

Our History

We were incorporated in the Netherlands as a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) on August 2, 2006, in connection with the sale by Philips of 80.1% of its semiconductor businesses to the Private Equity Consortium. Prior to the separation, we had over 50 years of innovation and operating history with Philips. Since our separation from Philips in 2006, we have significantly repositioned our business and market strategy. Further, in September 2008, we launched our Redesign Program to better align our cost structure with our more focused business scope and to achieve a world-class cost structure and processes. In the first half of 2009, the Redesign Program was accelerated and expanded from its initial scope of reducing operating costs to being a fundamental aspect of our strategy of continuous improvement and renewal. Key elements of our repositioning and redesign are:

Our Repositioning

•

New leadership team. Nine of the twelve members of our executive management team are new to the Company or new in their roles since our separation from Philips in 2006, and six of the twelve have been recruited from outside NXP. Our leadership team is comprised of experienced semiconductor and high-tech industry veterans with strong records of operational improvement.

•

Focus on High-Performance Mixed-Signal solutions. We have implemented our strategy of focusing on High-Performance Mixed-Signal solutions because we believe it to be an attractive market in terms of growth, barriers to entry, relative business and pricing stability and capital intensity. Several transactions have been core to our strategic realignment and focus on High-Performance Mixed-Signal: in September 2007, we divested our cordless phone system-on-chip business to DSPG; in July 2008, we contributed our wireless activities to the ST-NXP Wireless joint venture (our stake in which was subsequently sold to STMicroelectronics, with the business being renamed “ST-Ericsson”); and in February 2010, we merged our television systems and set-top box business with Trident. Our primary motivation for exiting the system-on-chip markets for mobile and consumer applications was the significant research and development investment requirements and high customer concentration inherent in these markets, which make these businesses less profitable than our High-Performance Mixed-Signal and Standard Products businesses. Over the same period, we significantly increased our research and development investments in the High-Performance Mixed-Signal applications on which we focus.

•

New customer engagement strategy. We have implemented a new approach to serving our customers and have invested significant additional resources in our sales and marketing organizations. In spite of the recent economic downturn, we hired over 100 field application engineers in the past year in order to better serve our customers with High-Performance Mixed-Signal solutions. We have created “application marketing” teams that focus on delivering solutions and systems reference designs that leverage our broad portfolio of products, thereby increasing our revenue opportunities while accelerating our customers’ time to market. With the increased number of application engineers and our applications marketing approach, we are able to engage with more design locations ranging from our largest, highest volume customers to the mid-size customers who typically have lower volumes but attractive margins.

•

New market-oriented segments. On January 1, 2010, we reorganized our prior segments into two market-oriented business segments, High-Performance Mixed-Signal and Standard Products, and two other reportable segments, Manufacturing Operations and Corporate and Other.

Our Redesign Program

•

Streamlined cost structure. As a result of the expanded Redesign Program, approximately $650 million in annual savings have been achieved as of the quarter ended April 4, 2010, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless (which ultimately became ST-Ericsson). These savings have been primarily achieved through a combination of headcount reductions, factory closings and restructuring of our IT infrastructure. We expect to realize additional annual savings from further restructuring our manufacturing base, central research and development and support functions. We estimate the total costs of the accelerated and expanded Redesign Program to be no greater than $750 million by the end of 2011. Since the beginning of the Redesign Program in September 2008 and through April 4, 2010, $519 million of cash restructuring costs related to the Redesign Program and other restructuring activities has been paid, of which $86 million relates to the quarter ended April 4, 2010.

•

Lean manufacturing base. As a part of our Redesign Program, we have significantly reduced our overall manufacturing footprint, particularly in high cost geographies. Our current manufacturing strategy focuses on capabilities and assets that help differentiate NXP’s offerings to its customers in terms of product features, quality, cost and supply chain performance. Accordingly, our wafer factory in Caen, France was sold in June 2009, our production facility in Fishkill, New York was closed in July 2009, ahead of schedule, and in January 2010, we closed part of our front-end manufacturing facility in Hamburg, Germany. We have also initiated process and product transfer programs from our ICN5 and ICN6 facilities in Nijmegen, the Netherlands, which are scheduled to close in 2010 and 2011, respectively. As a result, we will have reduced the number of our front-end manufacturing facilities from 14 at the time of our separation from Philips in 2006 to six by the end of 2011.

As a result of our repositioning and redesign activities, we believe we are well positioned to grow and benefit from improved operating leverage, focused research and development expenditures and an optimized manufacturing infrastructure.

Basis of Presentation

New Segments

On January 1, 2010, we reorganized our prior segments into four reportable segments in compliance with FASB ASC Topic 280 (formerly SFAS 131). We have two market-oriented business segments, High-

Performance Mixed-Signal and Standard Products and two other reportable segments, Manufacturing Operations and Corporate and Other. Our High-Performance Mixed-Signal businesses deliver High-Performance Mixed- Signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial. Our Standard Products business segment offers standard products for use across many applications markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive. Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, sales and costs in this segment are to a large extent derived from sales of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline. Our Corporate and Other segment includes unallocated research expenses not related to any specific business segment, unallocated corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of CAN tuners through our joint venture NuTune and software solutions for mobile phones, our “NXP Software” business. The presentation of our financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

Significant Divestments

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. For the years 2007, 2008, 2009 and the period until February 8, 2010, the divested operations remained consolidated in our consolidated accounts under a separate reporting segment named Divested Home Activities. The remaining part of the former Home segment has been moved into the segments High-Performance Mixed-Signal and Corporate and Other. All previous periods have been restated accordingly.

On July 28, 2008, our wireless operations from our former Mobile & Personal segment were contributed to a joint venture, ST-NXP Wireless. As a result, all assets and liabilities involved in the joint venture have been deconsolidated from the former Mobile & Personal segment. Until July 28, 2008, these operations remained consolidated in our consolidated accounts under a separate reporting segment named Divested Wireless Activities. The remaining business of the former Mobile & Personal segment has been regrouped into the segments High-Performance Mixed-Signal, Standard Products and Corporate and Other. All previously reported periods have been restated accordingly. Subsequently, effective February 2, 2009, STMicroelectronics purchased our remaining stake in the joint venture.

In September 2007, we completed the divestment of the Cordless & VoIP terminal operations from our Corporate and Other segment to DSPG. We obtained cash, as well as a 13% interest in DSPG as consideration for this divestment. As of December 31, 2008, we held shares for an approximate 16% interest in DSPG. In March 2009, DSPG repurchased these shares.

Non-controlling Interests

The presentation of non-controlling interests has been brought in line with FASB ASC Topic 810 (formerly SFAS 160), effective as of January 1, 2009. Previous periods have been restated accordingly.

Recent Developments

New Secured Notes

On July 20, 2010, we issued $1,000 million aggregate principal amount of New Secured Notes. The New Secured Notes accrue interest at the rate of 9¾% per annum and mature on August 1, 2018. The New Secured Notes are our senior obligations and will be guaranteed, jointly and severally, on a senior basis by certain of our current and future material wholly owned subsidiaries. The New Secured Notes and guarantees are secured by substantially all assets, other than cash and bank accounts, that are held by us or any of the guarantors. See “Description of Indebtedness—New Secured Notes”.

As of the date of this prospectus, we have used the proceeds of the New Secured Notes to repurchase approximately $968 million of Existing Secured Notes (consisting of approximately $223 million aggregate principal amount of Euro Floating Rate Secured Notes, approximately $317 million aggregate principal amount of Dollar Floating Rate Secured Notes and approximately $428 million aggregate principal amount of Dollar Fixed Rate Secured Notes).

Forward Start Revolving Credit Facility

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit Facility, a “forward start” revolving credit facility to refinance our existing Secured Revolving Credit Facility. The Forward Start Revolving Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to specified terms and conditions, and will mature on September 28, 2015. The amounts committed are subject to certain financial conditions described under “—Liquidity and Capital Resources—Debt Position”.

Tax Incentives for Research and Development in the Netherlands

Effective January 1, 2007, as further amended on January 1, 2010, Dutch corporate tax legislation provides for a specific tax benefit for research and development activities, generally referred to as the “Innovation Box”. In April 2010, the Dutch tax authorities and NXP agreed on the applicability of this regime for NXP. Under the current Dutch tax regime, income that is attributable to patented technology and gains on the sale of patented technology is subject to an effective tax rate of 5% (10% prior to 2010), in lieu of the Dutch statutory corporate income tax rate of 25.5%. Residual income derived from “contract research and development” that has been performed for the risk and account of the Dutch patent owner also qualifies for the tax benefit.

Since expenses relating to research and development activities are deductible from income taxed at ordinary rates, the 5% effective rate for income from patents applies to the extent that our research and development costs have been recaptured with qualifying income from technology.

We own and manage a portfolio of a large number of patents and patent applications, most of which are legally and beneficially owned by our Dutch entities. Research and development is conducted by us in our Dutch research and development centers and through contract research and development agreements between us, as principal, in the Netherlands and our research and development centers outside the Netherlands. Our operating model is such that the majority of our income is generated by our activities in the Netherlands. In the fourth quarter of 2009, we completed the transfer of most of our sales activities from our worldwide subsidiaries to the Dutch sales entity. As a result of this transfer, local in-house distributors have been transformed into local agents. Accordingly, most of our sales to our customers will be earned by our Dutch sales entity. For the quarter ended April 4, 2010, approximately 78% of our sales were earned by our Dutch sales entity. Going forward, between 70% and 80% of the income before taxes of our Dutch sales entity will be subject to this favorable tax regime.

The portion of our income that will be subject to the 5% tax rate for income from technology is directly related to the amount of our earnings in the Netherlands. Following discussions with the Dutch tax authorities on the application of the tax incentive to our Dutch operations, in April 2010, we received a private letter ruling from the Dutch tax authorities which confirms the application of the tax incentive to our Dutch operations and establishes the methodology to be used to determine our income from technology. The better we perform, the greater the income allocable to the Netherlands will be and thus the greater benefit we will realize from the described Dutch tax regime. In addition, we have current Dutch tax losses that will expire in 2017 and the tax incentive for research and development activities included in the Netherlands Corporate Tax Act (Wet op de Vennootschapsbelasting 1969) has an unlimited term. We believe that our long-term effective cash tax rate (once our net operating losses have been utilized) will be in the range of 12% to 14% as a result of the combined effect of our operating model and the Dutch tax incentive for research and development activities. This estimate is based on the methodology that the Dutch tax authorities use to determine our income from technology, our assumptions with respect to growth of our earnings and our transfer pricing framework under which we expect the majority of our earnings before tax to be allocated to the Dutch sales entity. Our effective cash tax rate is subject to the uncertainties described under “Risk Factors—Risks Related to Our Business—We are exposed to a number of different tax uncertainties, which could have an impact on tax results” and the successful implementation of our Redesign Program. We currently expect our long-term effective cash tax rate, once our net operating losses have been utilized, to remain in this range for the foreseeable future.

Moversa Merger

On February 23, 2010, we acquired the 50% stake owned by Sony Corporation (“Sony”) in Moversa GmbH (“Moversa”), and merged Moversa with our subsidiary NXP Semiconductors Austria GmbH. Moversa was established as a joint venture with Sony in November 2007 and provides secure chips for contactless services.

Trident Transaction

On February 8, 2010, Trident completed its acquisition of our television systems and set-top box business lines. As a result of the transaction, we now own 60% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

Factors Affecting Comparability

First Quarter Presentation

The first fiscal quarter of 2009 consisted of 88 days and ended on March 29, 2009, compared to the first fiscal quarter of 2010, which consisted of 94 days and ended on April 4, 2010.

Economic and Financial Crisis

During the course of 2008 and 2009, the economic and financial crisis had an impact on both our sales and profitability. Our comparable sales in 2009 declined by 21.1%, compared to 2008 and by 6.6% in 2008, compared to 2007, affecting all our business segments. The lower sales also affected the utilization levels of our factories during the second half of 2008 and the first half of 2009. During the second half of 2009, however, our sales partly recovered due to replenishment of inventory at customers, market share gains driven by design wins across a wide range of our business lines, responsiveness of our manufacturing operations to meeting renewed demand and the economic recovery generally. This also improved our factory utilization level, which increased from 36% in the first quarter to 71% in the fourth quarter of 2009. Our average factory utilization level for the full year 2009 was 56%, compared to 72% in 2008 and 79% in 2007. The semiconductor industry has shown recovery in the past few quarters.

Restructuring and Redesign Program

Since our separation from Philips, we have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. As a result of the Redesign Program and other restructurings, costs were reduced significantly, driven by reduced costs in manufacturing, research and development and selling, general and administrative activities. The Redesign Program, announced in September 2008, was our response to a challenging economic environment and the refocusing and resizing of our business following the contribution of our wireless operations to ST-NXP Wireless.

The Redesign Program initially targeted a reduction in annual operating costs of $550 million by the end of 2010 on a run-rate basis, benchmarked against our third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. These savings were to be delivered primarily through reducing our manufacturing footprint, particularly in high cost geographies, the refocusing and resizing of our central research and development and streamlining support functions. However, due to the continuing adverse market conditions in the first half of 2009, steps were taken to accelerate certain aspects of the Redesign Program and expand it to include other restructuring activities. Accordingly, our wafer factory in Caen, France was sold in June 2009, and our production facility in Fishkill, New York was closed in July 2009, ahead of schedule, and in January 2010, we closed parts of our front-end manufacturing facility in Hamburg, Germany. We have also initiated process and product transfer programs from our ICN5 and ICN6 facilities in Nijmegen, the Netherlands, which are scheduled to close in 2010 and 2011, respectively. The expanded Redesign Program now includes, among other projects, the employee termination costs related to the sale of our television systems and set-top box business lines to Trident, which was completed on February 8, 2010.

As a result of the expanded Redesign Program, approximately $650 million in annual savings have been achieved as of the quarter ended April 4, 2010, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. We expect to realize additional annual savings from further restructuring our manufacturing base, central research and development and support functions. We estimate the total costs of the accelerated and expanded Redesign Program to be no greater than $750 million by the end of 2011, compared with the original total cost estimate for the initial program of $700 million by the end of 2010.

Since the beginning of the Redesign Program in September 2008 and through April 4, 2010, $519 million of restructuring costs related to the Redesign Program and other restructuring activities has been paid, of which $86 million was paid in the first quarter of 2010. In the quarter ended April 4, 2010, we recorded $14 million of restructuring charges, of which $5 million were related to employee termination costs. The remainder was largely related to closure of businesses such as the front-end manufacturing facility in Hamburg, Germany and the release of provisions. In 2009, a restructuring charge of $112 million was recorded as a result of the new restructuring projects during the year, which included the closure of the additional wafer fab in Nijmegen scheduled for early 2011, and employee termination costs consequent to the transaction with Trident. This charge was offset by release of restructuring liabilities of $92 million related to earlier announced restructuring projects. In addition, we incurred $83 million of cash restructuring costs in 2009. In the aggregate, the net restructuring charges that affected our income from operations for 2009 amounted to $103 million. In 2008, a charge of $594 million was recorded for restructuring, of which $443 million was related to employee termination costs from the Redesign Program, which was announced in September 2008. The remainder was largely related to the write downs of assets, costs related to the closure of businesses and various other restructuring charges.

The net restructuring costs recorded in the statement of operations are included in the following line items:

	For the year ended December 31,		For the quarter ended
($ in millions)	2008	2009	March 29, 2009	April 4, 2010
Cost of sales	348	(5)	17	(4)
Selling expenses	19	11	—	(2)
General and administrative expenses	124	36	12	19
Research and development expenses	97	61	6	1
Other income and expenses	6	—	—	—

Net restructuring charges	594	103	35	14

As of April 4, 2010, the total restructuring liability was $226 million, which consisted of $186 million of short-term provisions and $29 million of long-term provisions, both of which related to employee termination costs, and $11 million of accrued liabilities. As of March 29, 2009, the total restructuring liability was $440 million, which consisted of $87 million of short-term provisions and $290 million of long-term provisions, both of which related to employee termination costs, and $63 million of accrued liabilities. As of December 31, 2009, the total restructuring liability was $313 million, which consisted of $257 million of short-term provisions and $43 million of long-term provisions, both of which related to employee termination costs, and $13 million of accrued liabilities. As of December 31, 2008, the total restructuring liability was $498 million, which consisted of $98 million of short-term provisions and $322 million of long-term provisions, both of which related to employee termination costs, and $78 million of accrued liabilities.

Capital Structure

As of April 4, 2010, the book value of our total debt was $5,177 million and included $611 million of short-term debt and $4,566 million of long-term debt. This is $1,190 million lower than the book value of our total debt of $6,367 million as of December 31, 2008.

In 2009, through a combination of cash buy-backs and debt exchange offers, we were able to reduce the book value of our total long-term debt by $1,331 million. This was partially offset by the negative impact of foreign exchange of $32 million and an $8 million accrual of debt discount in 2009. In 2009, the reduction in total debt was also partially offset by an increase of $207 million in short-term debt, of which $200 million consisted of a drawdown under our Secured Revolving Credit Facility. In addition, in the quarter ended April 4, 2010, we purchased through a privately negotiated transaction our outstanding debt with a book value of $14 million for a consideration of $12 million (including accrued interest). In the quarter ended April 4, 2010, debt was also reduced by the impact of foreign exchange of $92 million, offset by a $2 million accrual of debt discount. See “—Liquidity and Capital Resources—Debt Position”.

As a result of the cash buy-backs, debt exchanges and favorable interest rates, our full year net interest expense was reduced from $475 million in 2008 to $359 million in 2009. The effect of the cash buy-backs and debt exchanges will be fully reflected in our 2010 results.

The total amount of cash used in 2009 as a result of the debt buy-backs amounted to $286 million. The total gain on these transactions recognized in 2009 (net of issuance costs) was $1,020 million, of which $507 million was recognized in our second fiscal quarter and $513 million in our third fiscal quarter.

Impairment of Goodwill and Other Intangibles

Our goodwill is tested for impairment on an annual basis in accordance with ASC 350 (FASB Statement 142). To test our goodwill for impairment, the fair value of each “reporting unit” that has goodwill is determined. If the carrying value of the net assets in the “reporting unit” exceeds the fair value of the “reporting unit”, there is an additional assessment performed to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value. In 2009, we distinguished five segments as “reporting units”, as referred to in ASC 350, for the purpose of testing our goodwill for impairment. At the time of testing, we were structured in three market-oriented business segments: Automotive & Identification, Multi-Market Semiconductors and Home, each of which represented a reportable operating segment. We also had two other reportable segments: Manufacturing Operations and Corporate and Other.

The determination of the fair value of the reporting unit requires us to make significant judgments and estimates including projections of future cash flows from the business. We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units. The key assumptions considered for computing the fair value of reporting units include: (a) cash flows based on financial projections for periods ranging from 2009 through 2012 and which were extrapolated until 2020, (b) terminal values based on terminal growth rates not exceeding 4% and (c) discount rates based on the weighted average cost of capital ranging from 12.8% to 16.8%. An increase in the weighted average cost of capital of approximately 1.0% would have resulted in an impairment in both our former reporting units Automotive & Identification and Home and a decrease of 1% in the terminal growth rate would have resulted in an impairment in the former reporting unit Automotive & Identification. The assumptions for the former reporting unit Automotive & Identification were closely reviewed since the percentage of fair value exceeding the carrying value was the lowest among the reporting units. Sales and profitability in the fourth quarter of 2009 and the outlook for the Automotive & Identification businesses had improved significantly compared to the time the impairment analysis was executed. For the former reporting unit Home, following the announcement to sell the television and set-top box business lines to Trident, the assets and liabilities to be divested were reported as held for sale at fair value less cost to sell.

Based on the goodwill impairment analysis performed in 2009, management concluded that there is no additional impairment required, there was no impairment of goodwill and other intangibles recognized during the quarter ended April 4, 2010.

The application of the impairment test resulted in the write-down of goodwill and intangibles of $714 million in 2008 ($340 million under the Divested Home Activities segment, $218 million under the High-Performance Mixed Signal segment and $156 million under the Corporate and Other segment). For the Divested Home Activities segment, the assets and liabilities to be divested were reported as held for sale at fair value less cost to sell, for which an impairment of $69 million was recorded in 2009, which included $33 million of goodwill impairment related to the Divested Home Activities.

Effect of Acquisition Accounting

Our Formation

On September 29, 2006, Philips sold 80.1% of its semiconductor business to the Private Equity Consortium in a multi-step transaction. We refer to this acquisition as our “Formation”.

The Formation has been accounted for using the acquisition method. Accordingly, the $10,601 million purchase price has been “pushed down” within the NXP group and allocated to the fair value of assets acquired and liabilities assumed.

The carrying value of the net assets acquired and liabilities assumed, as of the Formation date on September 29, 2006, amounted to $3,302 million. This resulted in an excess of the purchase price over the carrying value of $7,299 million. The excess of the purchase price was allocated to intangible assets, step-up on tangible assets and liabilities assumed, using the estimated fair value of these assets and liabilities.

An amount of $3,096 million, being the excess of the purchase price over the estimated fair value of the net assets acquired, was allocated to goodwill. This goodwill is not amortized, but is tested for impairment at least annually. In 2009, we concluded that no additional impairment charge was necessary, other than the impairment charge recognized as a result of the transaction with Trident, amounting to $33 million, which was included in the $69 million of impairment of “assets held for sale”. However, the goodwill impairment analysis in 2008 led to an impairment of $430 million, of which $381 million related to our former Home segment, which amount was subsequently re-allocated to our new segments as follows: $144 million was transferred to the High-Performance Mixed-Signal segment, $160 million was transferred to the Divested Home Activities and $77 million was transferred to the Corporate and Other segment. The remaining goodwill impairment of $49 million in 2008 related to the Corporate and Other segment. In 2007, there was no impairment charge.

Other Significant Acquisitions and Divestments

•

2009. On November 16, 2009, we completed our strategic alliance with Virage Logic and obtained approximately 9.8% of Virage Logic’s outstanding common stock. This transaction included the transfer of our advanced CMOS horizontal intellectual property and development team in exchange for the rights to use Virage Logic’s intellectual property and services. Virage Logic is a provider of both functional and physical semiconductor intellectual property for the design of complex integrated circuits. The shares of Virage Logic are listed on the NASDAQ Global Market. Considering the terms and conditions agreed between the parties, we will account for our investment in Virage at cost.

•	2008. On September 1, 2008, we completed the combination of our CAN tuner modules operation with those of Technicolor (formerly Thomson S.A.), operating in a new joint venture named NuTune. We have a 55% ownership stake in NuTune, which is fully consolidated in our Corporate and Other segment. Technicolor holds the remaining 45%.

On August 11, 2008, we completed our acquisition of the broadband media processing business of Conexant, which provides solutions for satellite, cable and IPTV applications. These activities were included in our Divested Home Activities segment and a majority were transferred to Trident in February 2010.

On July 28, 2008, we combined our key wireless operations with those of STMicroelectronics to form a new joint-venture company, at that time named ST-NXP Wireless, into which we contributed businesses and assets forming a substantial portion of our former Mobile & Personal segment (our sound solutions, mobile infrastructure and amplifiers businesses were not contributed and are now part of our High-Performance Mixed-Signal and Standard Products segments). We received a 20% ownership interest in the joint venture and a cash consideration of $1.55 billion in connection with the divestment. Effective February 2, 2009, STMicroelectronics purchased our remaining stake in the joint venture (subsequently renamed “ST-Ericsson”) for a purchase price of $92 million.

In January 2008, we completed the acquisition of GloNav, a U.S.-based fabless semiconductor company developing single-chip solutions for global positioning systems and other satellite navigation systems. The activities of this new acquisition were included in the former Mobile & Personal segment and were subsequently transferred to ST-NXP Wireless on July 28, 2008.

•

2007. In March 2007, we completed the acquisition of the mobile communications business of Silicon Labs, a provider of radio frequency technology for mobile phones. The business was initially consolidated within the former Mobile & Personal segment and subsequently transferred, on July 28, 2008, to ST-NXP Wireless.

In September 2007, we completed the divestment of the Cordless & VoIP terminal operations from our Corporate and Other segment to DSPG. We obtained $200 million of cash, as well as a 13% interest in DSPG as consideration for this divestment. As of December 31, 2008, we held shares for an approximate 16% interest in DSPG. In March 2009, DSPG repurchased our shares in DSPG for cash consideration of $20 million.

ASEN Semiconductors Co. Ltd. (“ASEN”), is an assembly and test joint venture, established in September 2007 by us and ASE, which is located, in Suzhou, China. We hold a 40% interest in ASEN, and ASE holds the remaining 60%.

The acquisitions described above have been accounted for using the acquisition method. Accordingly, the respective purchase prices have been “pushed down” within the NXP group and allocated to the fair value of assets acquired and liabilities assumed. Adjustments in fair values associated with our Formation and these acquisitions had a negative impact on our 2009 income from operations of $391 million (compared to $713 million in 2008 and $791 million in 2007) due to additional amortization and depreciation charges. This was partly offset in our 2009 net income by the tax effect on the purchase price adjustments amounting to $189 million (compared to $349 million in 2008 and $247 million in 2007).

As used in this discussion, the term “PPA effect” includes the cumulative net effect of acquisition accounting applied to these acquisitions, as well as the Formation. Certain PPA effects are recorded in our cost of sales, which affect our gross profit and income from operations, and other PPA effects are recorded in our operating expenses, which only affect our income from operations.

Restructuring and Other Incidental Items

Certain gains and losses of an incidental but sometimes recurring nature have affected the comparability of our results over the years. These include costs related to the Redesign Program and other restructuring programs, process and product transfer costs, costs related to our separation from Philips and gains and losses resulting from divestment activities and impairment charges.

Certain of these restructuring and other incidental items are recorded in our cost of sales, which affect our gross profit and income from operations, while certain other restructuring and other incidental items are recorded in our operating expenses, which only affect our income from operations.

Due to the Formation in late 2006, certain financial reporting and accounting policies and procedures regarding these 2007 other incidental items were not implemented and effective until the beginning of the third fiscal quarter of 2007.

Research and Development

The divestment of our Divested Wireless Activities and Home Activities in 2008 and 2009 resulted in a reduction of our research and development expenses. These divested activities accounted for $538 million of research and development expenses in 2008 (of which $319 million related to our Divested Wireless Activities and $219 million related to our Divested Home Activities) and $239 million in 2009 (all of which related to our Divested Home Activities). This reduction in research and development expenses is in addition to our cost savings from the Redesign Program.

Use of Certain Non-U.S. GAAP Financial Measures

Comparable sales growth is a non-GAAP financial measure that reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, and material acquisitions and divestments, combined with reclassified product lines (which we refer to as consolidation changes). Our sales are translated from foreign currencies into our reporting currency, the U.S. dollar, at monthly exchange rates during the respective years. As such, sales as reported are impacted by significant foreign currency movement year over year. In addition, sales as reported are also impacted by material acquisitions and divestments. We believe that an understanding of our underlying sales performance on a comparable basis year over year is enhanced after these effects are excluded.

We understand that, although comparable sales growth is used by investors and securities analysts in their evaluation of companies, this concept has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under U.S. GAAP. Comparable sales growth should not be considered as an alternative to nominal sales growth, or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. Calculating comparable sales growth involves a degree of management judgment and management estimates and you are encouraged to evaluate the adjustments we make to nominal sales growth and the reasons we consider them appropriate. Comparable sales growth may be defined and calculated differently by other companies, thereby limiting its comparability with comparable sales growth used by such other companies.

For a reconciliation of comparable sales growth to the nearest U.S. GAAP financial measure, nominal sales growth, see footnote 2 to the Summary Historical Consolidated Financial Data contained elsewhere in this prospectus.

Statement of Operations Items

Sales

Our revenues are primarily derived from sales of our semiconductor and other components to OEMs and similar customers, as well as from sales to distributors. Our revenues also include sales from wafer foundry and packaging services to our divested businesses, which are reported under our segment Manufacturing Operations.

Cost of Sales

Our cost of sales consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of sales also includes personnel costs and overhead related to our manufacturing and manufacturing engineering operations, related occupancy and equipment costs, manufacturing quality, order fulfillment and inventory adjustments, including write-downs for inventory obsolescence, gains and losses due to conversion of accounts receivable and accounts payable denominated in currencies other than the functional currencies of the entities holding the positions, gains and losses on cash flow hedges that hedge the foreign currency risk in anticipated transactions and subsequent balance sheet positions, and other expenses.

Gross Profit

Gross profit is our sales less our cost of sales, and gross margin is our gross profit as a percentage of our sales. Our revenues include sales from wafer foundry and packaging services to our divested businesses, which are reported under our segment Manufacturing Operations. In accordance with the terms of our divestment agreements, because the sales to our divested businesses are at a level approximately equal to their associated cost of sales, there is not a significant contribution to our gross profit from these specific sales and hence they are dilutive to our overall company gross margin. As these divested businesses develop or acquire their own foundry and packaging capabilities, our sales from these sources are expected to decline, and, therefore, the dilutive impact on gross profit is expected to decrease over time.

Selling Expenses

Our sales and marketing expense consists primarily of compensation and associated costs for sales and marketing personnel including field application engineers and overhead, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs.

General and Administrative Expenses

Our general and administrative expense consists primarily of compensation and associated costs for management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses. General and administrative expenses also include amortization and impairment charges for intangibles assets other than goodwill, impairment charges for goodwill and impairment charges for assets held for sale.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs for our engineers engaged in the design, development and technical support of our products and related developing technologies and overhead. These expenses include third-party fees paid to consultants, prototype development expenses and computer services costs related to supporting computer tools used in the engineering and design process.

Other Income (Expense)

Other income (expense) primarily consists of gains and losses related to divestment of activities and consolidated subsidiaries, as well as gains and losses related to the sale of long-lived assets and other non-recurring items.

Income (Loss) from Operations

Income (loss) from operations is our gross profit less our operating expenses (which consist of selling expenses, general and administrative expenses, research and development expenses and write-offs of acquired in-process research and development activities), plus other income (expense).

Extinguishment of Debt

Extinguishment of debt is the gain or loss arising from the exchange or repurchase of our bonds, net of write downs for the proportionate costs related to the initial bond issuances.

Other Financial Income (Expense)

Other financial income (expense) consists of interest earned on our cash, cash equivalents and investment balances, interest expense on our debt (including debt issuance costs), the sale of securities, gains and losses due to foreign exchange rates, other than those included in cost of sales, and certain other miscellaneous financing costs and income.

Income Tax Benefit (Expense)

We have significant net deferred tax assets resulting from net operating loss carry forwards, tax credit carry forwards and deductible temporary differences that reduce our taxable income. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carry back or carry forward periods provided for in the tax law for each applicable tax jurisdiction.

Results Relating to Equity-Accounted Investees

Results relating to equity-accounted investees consist of our equity in all gains and losses of joint ventures and alliances that are accounted for under the equity method.

Net Income (Loss)

Net income (loss) is the aggregate of income (loss) from operations, financial income (expense), income tax benefit (expense), results relating to equity-accounted investees, gains or losses resulting from a change in accounting principles, extraordinary income (loss) and gains or losses related to discontinued operations.

Quarter Ended April 4, 2010 Compared to Quarter Ended March 29, 2009 for the Group

The first fiscal quarter of 2009 consisted of 88 days and ended on March 29, 2009, compared to the first fiscal quarter of 2010, which consisted of 94 days and ended on April 4, 2010.

Sales

The following table presents the aggregate sales and income from operations (IFO) by segment for the quarters ended April 4, 2010 and March 29, 2009.

	For the quarter ended
	March 29, 2009			April 4, 2010
	Sales	IFO	% of sales	Sales	IFO	% of sales
($ in millions)
High-Performance Mixed-Signal	373	(133)	(35.7)	695	51	7.3
Standard Products	151	(62)	(41.1)	279	24	8.6
Manufacturing Operations	61	(49)	(80.3)	109	(16)	(14.7)
Corporate and Other	40	(27)	NM	35	(28)	NM
Divested Home Activities	77	(76)	(98.7)	47	(31)	(66.0)

Total	702	(347)	(49.4)	1,165	0	0

NM:	Not meaningful

The following table presents the reconciliation from nominal sales growth to comparable sales growth for the quarter ended April 4, 2010, compared to the quarter ended March 29, 2009.

	Nominal Growth	Consolidation Changes	Currency Effects	Comparable Growth
(In %)
High-Performance Mixed-Signal	86.3	—	(3.8)	82.5
Standard Products	84.8	—	(3.2)	81.6
Manufacturing Operations	78.7	(62.4)	—	16.3
Corporate and Other	(12.5)	—	(0.3)	(12.8)
Divested Home Activities	NM
Total	66.0	6.8	(3.1)	69.7

NM:	Not meaningful

Sales were $1,165 million in the first quarter of 2010, compared to $702 million in the first quarter of 2009, a nominal increase of 66.0%, and a comparable increase of 69.7%. Our sales in the first quarter of 2009 were severely affected by the economic and financial crisis. Sales improved in the first quarter of 2010, compared to the first quarter of 2009, due to our market share gains and increased sales volumes driven by design wins across a wide range of our business lines, our responsive manufacturing operations and the economic recovery. The sales increase was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. The sales of these Divested Home Activities amounted to $47 million until February 8, 2010, compared to $77 million for the whole first quarter of 2009. Sales in the first quarter of 2010 were also affected by favorable currency movements of $20 million, compared to the first quarter of 2009.

Gross Profit

Our gross profit was $428 million, or 36.7% of our sales, in the first quarter of 2010, compared to $68 million, or 9.7% of our sales, in the first quarter of 2009. The PPA effects that were included in gross profit amounted to $12 million in the first quarter of 2010, compared to $4 million in the first quarter of 2009. Also included in our gross profit were restructuring and other incidental items, mainly related to process and product transfer costs in connection with our Redesign Program, which amounted to an aggregate cost of $5 million in the first quarter of 2010. Restructuring and other incidental items included in our gross profit in the first quarter of 2009 amounted to an aggregate cost of $41 million and were largely related to process and product transfer costs and restructuring charges related to our Redesign Program.

The increase in our gross profit in the first quarter of 2010 was largely due to higher sales, as well as to the cost reductions that we achieved as a result of the ongoing Redesign Program. The utilization of our factories, based on ‘wafer outs,’ increased to an average of 85% in the first quarter of 2010, compared to an average of 36% in the first quarter of 2009. Based on ‘wafer starts,’ the utilization of our factories improved from 35% in the first quarter of 2009 to 93% in the first quarter of 2010. The divestment of a major portion of our former Home segment to Trident also had an impact on our gross profit. These Divested Home Activities achieved a gross profit of $16 million until February 8, 2010, compared to a gross profit of $4 million for the whole first quarter of 2009.

Selling Expenses

Our selling expenses were $66 million, or 5.7% of our sales, in the first quarter of 2010, compared to $61 million, or 8.7% of our sales, in the first quarter of 2009. The increase in our selling expenses is in line with our overall strategy to better serve our customers with High-Performance Mixed-Signal solutions, whereby we have created “application marketing” teams that focus on delivering solutions and systems reference designs that leverage our broad portfolio of products. The additional investment of resources in our sales and marketing organizations was partly offset by the effect of the divestment of a major portion of our former Home segment to Trident, which contributed $8 million to selling expenses in the first quarter of 2009, compared to $3 million in the first quarter of 2010. Our selling expenses also include certain restructuring and other incidental items, which in the first quarter of 2010 resulted in an aggregate income of $2 million mainly due to the release of certain restructuring liabilities related to restructuring projects announced earlier. There were no restructuring or other incidental items included in the selling expenses in the first quarter of 2009.

General and Administrative Expenses

General and administrative expenses amounted to $191 million, or 16.4% of our sales, in the first quarter of 2010, compared to $173 million, or 24.6% of our sales, in the first quarter of 2009. The PPA effects that were included in our general and administrative expenses amounted to $73 million in the first quarter of 2010, compared to $81 million in the first quarter of 2009. In the first quarter of 2010 our general and administrative expenses also included restructuring and other incidental items for a total amount of $33 million. Those restructuring and other incidental items were largely related to the restructuring costs, IT system reorganization costs and certain merger and acquisition costs. In the first quarter of 2009, the restructuring and other incidental items that impacted on our general and administrative expenses amounted to an aggregate cost of $21 million and were largely related to restructuring costs, IT system reorganization costs and certain merger and acquisition costs. The increase in general and administrative expenses, compared to the first quarter of 2009, is largely due to higher incidental costs, $4 million in unfavorable currency effects and $2 million in higher costs for the share-based compensation program, the effects of which are partly offset by reductions due to divestment of a major portion of our former Home segment. These divested activities amounted to $13 million in the first quarter of 2009, compared to $3 million in the first quarter of 2010.

Research and Development Expenses

Our research and development expenses amounted to $154 million, or 13.2% of our sales, in the first quarter of 2010, compared to $187 million, or 26.6% of our sales, in the first quarter of 2009. Our research and development expenses included restructuring and other incidental items amounting to an aggregate cost of $3 million in the first quarter of 2010, compared to $8 million in the first quarter of 2009, and were largely related to restructuring costs as a part of the Redesign Program. The reduction in our research and development expenses was largely due to the divestment of a major portion of our former Home segment to Trident. The Divested Home Activities amounted to an aggregate cost of $59 million in the first quarter of 2009, compared to $16 million in the first quarter of 2010. Further reductions in our research and development expenses were achieved as a result of our strategic alliance with Virage Logic Corporation and our ongoing Redesign Program. However, these reductions were partly offset by increased investments in the High-Performance Mixed-Signal applications on which we focus.

Other Income (Expense)

Other income and expense was a loss of $17 million in the first quarter of 2010, compared to a gain of $6 million in the first quarter of 2009. Included are incidental items, amounting to an aggregate cost of $20 million in the first quarter of 2010 and an aggregate income of $5 million in the first quarter of 2009, which were related to gains and losses realized on the completed divestment transactions.

In the first quarter of 2010 a loss of $25 million was included in incidental items relating to the disposal of net assets to Trident, recorded under the segment Divested Home Activities.

Restructuring Charges

In the first quarter of 2010, restructuring charges were recorded as a result of the ongoing restructuring projects initiated in September 2008.

In the aggregate, the net restructuring charges that affected our income from operations in the first quarter of 2010 amounted to $14 million, against $35 million in the same period of 2009, of which $5 million were related to employee termination costs from the Redesign Program. The remainder was largely related to costs related to the closure of businesses, such as the front-end manufacturing facility in Hamburg, Germany and the release of provisions.

The net restructuring costs recorded in the statement of operations are included in the following line items:

	For the quarter ended
	March 29, 2009	April 4, 2010
($ in millions)
Cost of sales	17	(4)
Selling expenses	—	(2)
General and administrative expenses	12	19
Research & development expenses	6	1
Other income and expenses	—	—

Net restructuring charges	35	14

As of April 4, 2010, the total restructuring liability was $226 million, which consisted of $186 million of short-term provisions and $29 million of long-term provisions, both of which related to employee termination costs, and $11 million of accrued liabilities.

Income (Loss) from Operations

The following tables present the aggregate income (loss) from operations by segment for the quarters ended April 4, 2010 and March 29, 2009, which includes the effects of PPA, restructuring and other incidental items:

	For the quarter ended April 4, 2010
	Income (Loss) from Operations	Effects of PPA(1)	Restructuring	Other Incidental Items
($ in millions)
High-Performance Mixed-Signal	51	(63)	1	(1)
Standard Products	24	(16)	2	(1)
Manufacturing Operations	(16)	(6)	(2)	(6)
Corporate and Other	(28)	—	(11)	(11)
Divested Home Activities	(31)	—	(4)	(26)

Total	0	(85)	(14)	(45)

(1)	Effects of PPA includes $9 million (High-Performance Mixed-Signal: $6 million and Manufacturing Operations: $3 million) additional write-down of a site in Germany.

	For the quarter ended March 29, 2009
	Income (Loss) from Operations	Effects of PPA	Restructuring	Other Incidental Items
($ in millions)
High-Performance Mixed-Signal	(133)	(55)	(2)	(8)
Standard Products	(62)	(19)	—	(1)
Manufacturing Operations	(49)	(7)	(16)	(18)
Corporate and Other	(27)	(1)	(16)	(2)
Divested Home Activities	(76)	(3)	(1)	(1)

Total	(347)	(85)	(35)	(30)

Financial Income (Expense)

	For the quarter ended
	March 29, 2009	April 4, 2010
($ in millions)
Interest income	3	—
Interest expense	(104)	(80)
Foreign exchange results	(201)	(222)
Extinguishment of debt	—	2
Other	(7)	(2)

Total	(309)	(302)

Financial income and expenses was a net expense of $302 million in the first quarter of 2010, compared to a net expense of $309 million in the first quarter of 2009. The net interest expense amounted to $80 million in the first quarter of 2010, compared to $101 million in the first quarter of 2009. Financial income and expenses also included a loss of $222 million in the first quarter of 2010, as a result of a change in foreign exchange rates mainly applicable to our U.S. dollar-denominated notes and short-term loans, compared to a loss of $201 million in the first quarter of 2009. In addition, financial income and expense included a gain of $2 million in the first quarter of 2010, resulting from the extinguishment of debt, compared to nil in the first quarter of 2009. The net cash utilized for the extinguishment of debt amounted to $12 million in the first quarter of 2010.

Income Tax Benefit (Expenses)

The effective income tax rates for the quarters ended April 4, 2010 and March 29, 2009 were (2.6%) and (1.2%) respectively. The higher effective tax rate for the quarter ended April 4, 2010 compared to the same period in the prior year was primarily due to a decrease in losses in tax jurisdictions for which a full valuation allowance is recorded in both the quarters ended April 4, 2010 and March 29, 2009.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees amounted to a loss of $26 million in the first quarter of 2010, compared to a gain of $75 million in the first quarter of 2009. The loss in the first quarter of 2010 was related to our investment in Trident. The gain in the first quarter of 2009 was largely due to the release of translation differences related to the sale of our 20% share in ST-NXP Wireless (subsequently renamed “ST-Ericsson”).

Net Income

The net income for the first quarter of 2010 amounted to a loss of $336 million, compared to a loss of $589 million in the first quarter of 2009. The decrease in net loss was largely attributable to improved income from operations.

Non-controlling Interests

The share of non-controlling interests amounted to a profit of $9 million in the first quarter of 2010, compared to a loss of $10 million in the first quarter of 2009. This mostly related to the third-party share in the results of consolidated companies, predominantly SSMC and NuTune.

Quarter Ended April 4, 2010 Compared to Quarter Ended March 29, 2009 by Segment

High-Performance Mixed-Signal

	For the quarter ended
	March 29, 2009	April 4, 2010
($ in millions)
Sales	373	695
% nominal growth	(43.5)	86.3
% comparable growth	(40.9)	82.5
Gross profit	98	330
Income (loss) from operations	(133)	51
Effects of PPA	(55)	(63)
Restructuring charges	(2)	1
Other incidental items	(8)	(1)

Sales

Sales in the first quarter of 2010 were $695 million, compared to $373 million in the first quarter of 2009, a nominal increase of 86.3%, and a comparable increase of 82.5%. The first quarter of 2009 was severely affected by the economic crisis. The increase in sales, compared to the first quarter of 2009, was largely due to increased sales volumes attributable to the global economic recovery supported by market share gains driven by various design wins, over the past quarters, across a wide range of our business lines, and our responsive manufacturing operations. Furthermore, sales for the first quarter of 2010 were affected by favorable currency effects of $14 million, compared to the first quarter of 2009.

Gross Profit

Gross profit in the first quarter of 2010 was $330 million, or 47.5% of sales, compared to $98 million, or 26.3% of sales, in the first quarter of 2009. Included are PPA effects of $10 million in the first quarter of 2010, compared to $1 million in the first quarter of 2009. The restructuring and other incidental items included a release of provision for restructuring of $1 million in the first quarter of 2010 offset by an incidental cost of $1 million, compared to an aggregate cost of $10 million in the first quarter of 2009. The restructuring and other incidental items in the first quarter of 2010 were mainly related to process and product transfer costs offset by a release of restructuring liabilities. The increase in gross profit was largely due to the higher sales supported by cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $279 million in the first quarter of 2010, or 40.3% of sales, compared to $231 million in the first quarter of 2009, or 61.9% of sales. Operating expenses included PPA effects of $53 million in the first quarter of 2010, compared to $54 million in the first quarter of 2009. The increase in operating expenses was largely due to higher research and development costs and higher selling expenses, in line with our strategy of creating “application marketing” teams to better serve our customers. The increase in research and development costs was mainly due to the redirecting of our research and development resources after the divestment of a major portion of our former Home segment to Trident. The increase in operating expense was partly offset by the cost savings resulting from the ongoing Redesign Program.

Income (Loss) from Operations

We had an income from operations of $51 million in the first quarter of 2010, compared to a loss from operations of $133 million in the first quarter of 2009. Included are PPA effects of $63 million in the first quarter of 2010, compared to $55 million in the first quarter of 2009. The restructuring and other incidental items in the first quarter of 2010 were mainly related to process and product transfer costs offset by a release of restructuring liabilities. Restructuring and other incidental items, mainly related to process transfer costs and restructuring costs as part of the Redesign Program, amounted to an aggregate cost of $10 million in the first quarter of 2009. The increase in income from operations, compared to first quarter of 2009, was largely due to higher gross profit, resulting from higher sales and redesign savings, partly offset by the higher operating expenses.

Standard Products

	For the quarter ended
	March 29, 2009	April 4, 2010
($ in millions)
Sales	151	279
% nominal growth	(45.1)	84.8
% comparable growth	(42.9)	81.6
Gross profit	(11)	77
Income (loss) from operations	(62)	24
Effects of PPA	(19)	(16)
Restructuring charges	—	2
Other incidental items	(1)	(1)

Sales

Sales in the first quarter of 2010 were $279 million, compared to $151 million in the first quarter of 2009, a nominal increase of 84.8%, and a comparable increase of 81.6%. The first quarter of 2009 was severely affected by the economic downturn, which in turn resulted in lower end customer demand. The increase in sales, compared to the first quarter of 2009, was largely due to increased sales volumes attributable to the global economic recovery and our ability to ramp up production in response to increase in demand. Furthermore, sales for the first quarter of 2010 were affected by favorable currency effects of $5 million, compared to the first quarter of 2009.

Gross Profit

Gross profit in the first quarter of 2010 was $77 million, or 27.6% of sales, compared to a gross loss of $11 million, or (7.3%) of sales, in the first quarter of 2009. There were no PPA effects included in the gross profit for the first quarter of 2010 and 2009. The restructuring and other incidental items amounted to an aggregate income of $1 million in the first quarter of 2010 and a cost of $1 million in the first quarter of 2009. The increase in gross profit was largely due to the higher sales supported by cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $53 million in the first quarter of 2010, or 19.0% of sales, compared to $51 million in the first quarter of 2009, or 34.4% of sales. Operating expenses included PPA effects of $16 million in the first quarter of 2010, compared to $19 million in the first quarter of 2009. The selling costs, general and administrative costs and research and development costs were lower in the first quarter of 2010, as a percentage of sales, compared to the first quarter of 2009, largely due to higher sales and the effects of the ongoing Redesign Program.

Income (Loss) from Operations

We had an income from operations of $24 million in the first quarter of 2010, compared to a loss of $62 million in the first quarter of 2009. Included are PPA effects of $16 million in the first quarter of 2010, compared to $19 million in the first quarter of 2009. The increase in income from operations was mainly due to the higher gross profit. The restructuring and other incidental items amounted to an aggregate income of $1 million in the first quarter of 2010 and an aggregate cost of $1 million in 2009.

Manufacturing Operations

Sales

Sales of our Manufacturing Operations segment were $109 million in the first quarter of 2010, compared to $61 million in the first quarter of 2009. The sales in the first quarter of 2010 included sales to Trident, which amounted to $38 million, compared to nil in the first quarter of 2009. The remaining increase in sales, compared to the first quarter of 2009, was largely due to increased sales volumes attributable to the increase in demand as a result of the global economic recovery. The factory utilization rate based on ‘wafer starts’ also improved from 35% in the first quarter of 2009 to 93% in the first quarter of 2010. The factory utilization rate was at 85% in the first quarter of 2010, compared to 36% based on “wafer outs” in the first quarter of 2009.

Operating Expenses

Operating expenses amounted to $9 million in the first quarter of 2010, compared to $21 million in the first quarter of 2009. Operating expenses were mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment.

Income (Loss) from Operations

We had a loss from operations of $16 million in the first quarter of 2010, compared to a loss of $49 million in the first quarter of 2009. Included are PPA effects of $6 million in the first quarter of 2010, compared to $7 million in the first quarter of 2009. The restructuring and other incidental items amounted to an aggregate cost of $8 million in the first quarter of 2010 and $34 million in the first quarter of 2009. Those costs were mainly related to the process and product transfer costs as part of the Redesign Program.

Corporate and Other

Our Corporate and Other segment includes our NuTune CAN tuner joint venture (which was reported under the former Home segment), NXP Software, intellectual property management, corporate research and development and corporate infrastructure.

Sales

Sales in the first quarter of 2010 were $35 million, which primarily related to NuTune, compared to $40 million in the first quarter of 2009. The first quarter of 2009 included sales of certain exited businesses.

Operating Expenses

Operating expenses amounted to $48 million in the first quarter of 2010, compared to $37 million in the first quarter of 2009. Included are the restructuring and other incidental items which amounted to an aggregate cost of $22 million in the first quarter of 2010, compared to $25 million in the first quarter of 2009. The other incidental items are largely related to IT system reorganization costs and merger and acquisition related costs.

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the High-Performance Mixed-Signal and Corporate and Other segments.

Sales in the first quarter of 2010 amounted to $47 million until February 8, 2010, compared to $77 million in the entire first quarter of 2009. The operating expenses amounted to $21 million in the first quarter of 2010, compared to $80 million in the first quarter of 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 for the Group

Sales

The following table presents the aggregate sales by segment for the years ended December 31, 2009 and 2008.

	For the year ended December 31,
	2008			2009
	Sales	% nominal growth	% comparable growth	Sales	% nominal growth	% comparable growth
($ in millions, unless otherwise stated)
High-Performance Mixed-Signal	2,511	(4.3)	(7.4)	2,011	(19.9)	(18.2)
Standard Products	1,095	5.5	3.5	891	(18.6)	(17.1)
Manufacturing Operations	324	51.4	10.7	324	—	(29.0)
Corporate and Other	219	(45.9)	(28.4)	165	(24.7)	(58.3)
Divested Wireless Activities	792	(45.6)	NM	—	—	—
Divested Home Activities	502	(13.7)	(25.0)	452	(10.0)	(22.7)

Total	5,443	(13.9)	(6.6)	3,843	(29.4)	(21.1)

NM:	Not meaningful

Sales were $3,843 million in 2009 compared to $5,443 million in 2008, a nominal decrease of 29.4%, and a comparable decrease of 21.1%. Of the $1,600 million total decline in sales in 2009, $792 million were due to the divestment of our wireless operations, which we combined in the joint venture, ST-NXP Wireless, with

STMicroelectronics on July 28, 2008. The remaining decline in sales was mainly attributable to the global economic and financial crisis and the weak economic environment, which affected all our business segments, primarily because of the negative impact on our sales volume, but also because of price erosion. Our sales were severely affected by the crisis, especially in the first and second quarters of 2009. Our sales in the third and fourth quarters of 2009 partly recovered due to increasing sales volumes attributable to the replenishment of inventory at customers, our responsive manufacturing operations and the economic recovery. However, our sales were still lower than in the pre-crisis period. Further, our 2009 sales were affected by unfavorable currency movements of $66 million.

Gross Profit

Our gross profit was $969 million, or 25.2% of our sales, in 2009, compared to $1,218 million, or 22.4% of our sales, in 2008. Our gross profit as a percentage of sales was impacted by the dilutive effect of our Manufacturing Operations segment. The PPA effects that were included in gross profit amounted to $69 million in 2009, compared to $151 million in 2008. Also included in our gross profit were restructuring and other incidental items, which amounted to an aggregate cost of $158 million in 2009 and were mainly related to process and product transfer costs and our exit of certain product lines in connection with our Redesign Program, whereas restructuring and other incidental items included in our gross profit in 2008 amounted to an aggregate cost of $402 million and were largely related to the restructuring charge of $348 million related to the Redesign Program and other costs associated with exiting product lines.

The decline in gross profit was largely due to the significantly lower sales during the first half of 2009 resulting from the economic downturn. This also reduced our factory utilization to an average of 56% in 2009, compared to 72% in 2008. The divestment of our wireless operations in July 2008 also resulted in a lower gross profit. The divested wireless activities had a gross profit of $222 million in the year 2008 (which includes PPA effects and incidental items amounting to an aggregate cost of $14 million). Furthermore, our gross profit was affected by an unfavorable currency effect of $48 million in 2009, compared to 2008. However, the decline in our gross profit was mitigated to some extent by cost reductions, which we achieved as a result of the ongoing Redesign Program. The cost reductions realized in 2009 were approximately $200 million as compared to 2008 (realized mainly in the second half of 2009), which were to a large extent related to the closure of the Caen, France, and Fishkill, New York, factories.

Despite the decline in gross profit, our gross profit as a percentage of sales increased by 2.8% in 2009, compared to 2008, as a result of the cost reductions in connection with the ongoing Redesign Program.

Selling Expenses

Our selling expenses were $277 million, or 7.2% of our sales, in 2009, compared to $400 million, or 7.3% of our sales, in 2008. The decline in selling expenses was mainly due to the divestment of our wireless activities ($66 million in 2008) and restructuring and other incidental items of $19 million (related to our Redesign Program) in 2008, compared to $9 million of restructuring and other incidental items in 2009. The remaining reduction in our selling expenses was mainly the result of the ongoing Redesign Program, as we have streamlined and strategically repositioned our sales force and marketing programs, and favorable currency effects.

General and Administrative Expenses

General and administrative expenses amounted to $803 million, or 20.9% of sales, in 2009, compared to $1,875 million, or 34.4% of sales, in 2008. The decline in general and administrative expenses resulted from the lower PPA amortization of $322 million in 2009 compared to $536 million in 2008, lower impairment charges of $69 million in 2009 compared to $714 million in 2008, lower restructuring and other incidental costs, the divestment of our wireless activities (which amounted to $223 million in 2008, including PPA effects and restructuring and other incidental items amounting to an aggregate cost of $139 million) and as a result of the ongoing Redesign Program. The decline in PPA amortization is mainly due to the divestment of our wireless activities in 2008. In addition, the general and administrative expenses were impacted by higher costs in 2009 as a result of higher bonuses accrued for employees due to our performance. In 2009, general and administrative expenses also included restructuring and other incidental items amounting to an aggregate cost of $88 million, compared to $207 million in 2008. The restructuring and other incidental items in 2009 were mainly related to restructuring costs of $36 million, IT system reorganization costs of $35 million and merger and acquisition related costs. Restructuring and other incidental items in 2008 included $124 million of restructuring costs, of which $83 million related to the Redesign Program, and $79 million related to IT system reorganization costs.

The general and administrative expenses in 2009 included an impairment of assets held for sale of $69 million related to the transaction with Trident. In 2008, the general and administrative expenses included impairment charges of goodwill and other intangibles of $714 million, which were related to our Divested Home Activities ($340 million), our High-Performance Mixed-Signal segment ($218 million) and our Corporate and Other segment ($156 million).

Research and Development Expenses

Our research and development expenses and write-off of acquired in-process research and development were $777 million in 2009, compared to $1,225 million in 2008. Our research and development expenses for 2009 did not include any write-off of acquired in-process research and development costs, compared to $26 million in 2008. In 2009, our research and development expenses included restructuring and other incidental items amounting to an aggregate cost of $69 million. These were mainly related to restructuring costs and merger and acquisition related costs. The restructuring and other incidental items in 2008 amounted to an aggregate cost of $107 million and were mainly related to the Redesign Program. In 2009, the divested business accounted for $239 million of research and development costs, compared to $538 million in 2008, of which $319 million was in connection with our Divested Wireless Activities and $219 million in connection with our Divested Home Activities. Our research and development expenses and write-off of acquired in-process research and development were 20.2% of sales in 2009, compared to 22.5% in 2008.

The decline in research and development expenses was largely due to the divestments set out above and the result of the ongoing Redesign Program. Further, favorable currency effects reduced research and development expenses by $34 million in 2009 compared to 2008. These reductions were partly offset by $45 million additional research and development costs in 2009, due to the acquisition of Conexant’s broadband media processing activities and the NuTune joint venture that we formed with Technicolor, which were only partially included in the consolidation of 2008. In addition, as our sales in the third and fourth quarter partly recovered due to replenishment of inventory at customers, market share gains driven by design wins across a wide range of our business lines, our responsive manufacturing operations and the economic recovery, we increased our research and development expenditures in the second half of 2009.

Other Income (Expense)

Other income and expense was a loss of $12 million in 2009, compared to a loss of $364 million in 2008. Included are incidental items, amounting to an aggregate cost of $20 million in 2009 and an aggregate cost of $387 million in 2008. The loss in 2009 was related to the losses on the sale of various smaller businesses and gains on disposal of various tangible fixed assets. The loss in 2008 was due to a loss of $413 million related to the sale of our wireless activities, partly offset by gains from divestments of other activities and various tangible fixed assets.

Restructuring Charges

In 2009, a restructuring charge of $112 million was recorded, resulting from the new restructuring projects in 2009, which included the closure of one of the wafer factories in Nijmegen, the Netherlands, scheduled for early 2011, and employee termination costs related to the transaction with Trident. This charge was offset by the release of certain restructuring liabilities for an amount of $92 million, related to restructuring projects announced earlier. In addition, cash expensed restructuring costs amounting to $83 million were directly charged to our income statement in 2009. In the aggregate, the net restructuring charges that affected our income from operations for 2009 amounted to $103 million. In 2008, a charge of $594 million was recorded for restructuring, of which $443 million was related to the Redesign Program. The restructuring charges related to the Redesign Program included write downs for assets, costs related to the closure of businesses, employee termination expenses and various other restructuring charges.

The Redesign Program has been significantly accelerated and expanded since it was first launched in 2008.

Income (Loss) from Operations

The following tables present the aggregate income (loss) from operations by segment for the years ended December 31, 2009 and 2008, which includes the effects of PPA, restructuring and other incidental items and impairment charges:

	For the year ended December 31, 2009
	Income (Loss) from Operations	Effects of PPA	Restructuring and Other Incidental Items	Impairment Charges
($ in millions)
High-Performance Mixed-Signal	(193)	(224)	(84)	—
Standard Products	(83)	(75)	(15)	—
Manufacturing Operations	(175)	(83)	(101)	—
Corporate and Other	(188)	(2)	(127)	—
Divested Wireless Activities	—	—	—	—
Divested Home Activities	(261)	(7)	(17)	(69)

Total	(900)	(391)	(344)	(69)

	For the year ended December 31, 2008
	Income (Loss) from Operations	Effects of PPA	Restructuring and Other Incidental Items	Impairment Charges
($ in millions)
High-Performance Mixed-Signal	(236)	(265)	(45)	(218)
Standard Products	9	(79)	(3)	—
Manufacturing Operations	(544)	(134)	(367)	—
Corporate and Other	(504)	(12)	(266)	(156)
Divested Wireless Activities	(785)	(154)	(414)	—
Divested Home Activities	(586)	(69)	(27)	(340)

Total	(2,646)	(713)	(1,122)	(714)

Financial Income (Expense)

	For the year ended December 31,
($ in millions)	2008	2009
Interest income	27	4
Interest expense	(502)	(363)
Impairment loss securities	(38)	—
Foreign exchange results	(87)	39
Extinguishment of debt	—	1,020
Other	(14)	(18)

Total	(614)	682

Financial income and expenses (including the extinguishment of debt) was a net income of $682 million in 2009, compared to a net expense of $614 million in 2008.

The extinguishment of debt in 2009 amounted to a gain of $1,020 million, net of a write down of $25 million related to capitalized initial bond issuance costs, as a result of (i) private offers to exchange our Existing Secured Notes and Existing Unsecured Notes for the Super Priority Notes, (ii) a private tender offer to purchase our Existing Secured Notes and our Existing Unsecured Notes for cash and (iii) several privately negotiated transactions to purchase our Existing Secured Notes and/or Existing Unsecured Notes for cash and/or additional Super Priority Notes. As a result of these transactions, our net interest expense also decreased from $475 million in 2008 to $359 million in 2009. Further, financial income in 2009 included a gain of $39 million as a result of a change in foreign exchange rates mainly applicable to our U.S. dollar-denominated notes and short-term loans, compared to a loss of $87 million in 2008.

Income Tax Benefit (Expenses)

Income tax expense for 2009 was $17 million, compared to $46 million in 2008, and our effective income tax expense rate was (7.8)% in 2009, compared to (1.4)% in 2008. The change in the effective tax rate was primarily attributable to the non-recognition of $43 million of our 2009 net operating losses as a deferred tax asset, withholding tax expense of $17 million in 2009 related to current and future repatriations of earnings to the Netherlands, non-deductible expenses and a net prior year adjustment in 2009 of $15 million benefit resulting from tax filings and assessments.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees in 2009 resulted in a gain of $74 million, compared to a loss of $268 million in 2008. The gain in 2009 was largely due to the release of translation differences related to the sale of our 20% share in ST-NXP Wireless (subsequently renamed “ST-Ericsson”). The loss in 2008 was largely related to the write-off to the fair market value of our 20% share in ST-NXP Wireless.

Net Income

Net income for the year 2009 amounted to a loss of $161 million compared to a loss of $3,574 million in 2008. The decrease in net loss was attributable to:

•	lower PPA effects, lower restructuring and other incidental costs and lower impairment charges;

•	improved operating results;

•	the gain in 2009 on extinguishment of debt; and

•	better results from equity-accounted investees.

Non-controlling Interests

The share of non-controlling interests in the 2009 results amounted to a profit of $14 million compared to $26 million in 2008 related to the third-party share in the results of consolidated companies, predominantly SSMC and NuTune. As a result, the net loss attributable to our stockholders amounted to $175 million in 2009, compared to $3,600 million in 2008.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 by Segment

Sales

The following table presents the reconciliation from nominal sales growth to comparable sales growth for the year ended December 31, 2009, compared to the year ended December 31, 2008.

	Nominal Growth	Consolidation Changes(1)	Currency Effects(2)	Comparable Growth(3)
(In %)
High-Performance Mixed-Signal	(19.9)	—	1.7	(18.2)
Standard Products	(18.6)	—	1.5	(17.1)
Manufacturing Operations	—	(29.0)	—	(29.0)
Corporate and Other	(24.7)	(33.8)	0.2	(58.3)
Divested Wireless Activities	—	—	—	—
Divested Home Activities	(10.0)	(13.1)	0.4	(22.7)
Total Group	(29.4)	6.8	1.5	(21.1)

(1)	Reflect the relative changes in sales between periods arising from the effects of material acquisitions and divestments and reclassified product lines. For an overview of our significant acquisitions and divestments, see “—Factors affecting comparability—Effect of Acquisition Accounting”.
(2)	Reflects the currency effects that result from the translation of our sales from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years.
(3)	Comparable sales growth reflects the relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments and reclassified product lines. Our sales are translated from foreign currencies into our reporting currency, the U.S. dollar, at the monthly exchange rates during the respective years. As a result of significant currency movements throughout the year and the impact of material acquisitions and divestments on comparable sales figures, we believe that an understanding of our sales performance is enhanced after these effects are excluded.

High-Performance Mixed-Signal

	For the year ended December 31,
	2008	2009
($ in millions)
Sales	2,511	2,011
% nominal growth	(4.3)	(19.9)
% comparable growth	(7.4)	(18.2)
Gross profit	1,065	785
Income (loss) from operations	(236)	(193)
Effects of PPA	(265)	(224)
Total restructuring charges	(8)	(53)
Total other incidental items	(37)	(31)
Impairment goodwill and other intangibles	(218)	—

Sales

Sales in 2009 were $2,011 million, compared to $2,511 million in 2008, a nominal decrease of 19.9%, and a comparable decrease of 18.2%. The decline in sales over 2008 reflects the impact of the global recession on our industry, which led to a steep decline in sales across the entire High-Performance Mixed-Signal portfolio, primarily because of the negative impact on our sales volume, but also because of price erosion. However, our sales in the third and fourth quarters partly recovered due to increasing sales volumes attributable to the replenishment of inventory at customers, market share gains driven by design wins across a wide range of our business lines, our responsive manufacturing operations and the economic recovery. The High-Performance Mixed-Signal sales in 2009 were also affected by unfavorable currency effects of $46 million compared to 2008.

Gross Profit

Gross profit in 2009 was $785 million, compared to $1,065 million in 2008. Included are the PPA effects of $2 million in 2009, compared to $23 million in 2008. Restructuring and other incidental items amounted to an aggregate cost of $61 million in 2009, compared to $33 million in 2008. The restructuring and other incidental items in 2009 were mainly related to process and product transfer costs and restructuring costs as part of the Redesign Program. The lower gross profit in 2009 was largely due to the lower sales resulting from the economic crisis that particularly affected the sales in the first half of the year 2009. However, the decline in gross profit was partly offset by the cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $985 million in 2009, compared to $1,309 million in 2008. Operating expenses included the PPA effects of $222 million in 2009, compared to $242 million in 2008. In addition, operating expenses for 2008 included an impairment charge of $218 million related to goodwill and other intangibles. The selling costs, research and development costs and general and administrative costs were lower in 2009 compared to 2008, largely as a result of the ongoing Redesign Program and favorable currency effects compared to 2008.

Income (Loss) from Operations

We had a loss from operations of $193 million in 2009, compared to a loss from operations of $236 million in 2008. Included are the PPA effects of $224 million in 2009 compared to $265 million in 2008 and restructuring and other incidental items which amounted to an aggregate cost of $84 million in 2009 compared to $45 million in 2008. The restructuring and other incidental items in 2009 were mainly related to process and product transfer costs and restructuring costs as part of the Redesign Program. In 2008, restructuring and other incidental items were mainly related to process and product transfer costs in relation to the closure of our factory in Boeblingen in Germany and restructuring costs. Also, the loss from operations was higher in 2008 due to an impairment charge of $218 million. The remaining decline in income from operations was mainly due to the lower sales resulting from the economic downturn, which affected the overall semiconductor industry, partly offset by a decline in operating expenses as a result of the ongoing Redesign Program.

Standard Products

	For the year ended December 31,
	2008	2009
($ in millions)
Sales	1,095	891
% nominal growth	5.5	(18.6)
% comparable growth	3.5	(17.1)
Gross profit	254	145
Income (loss) from operations	9	(83)
Effects of PPA	(79)	(75)
Total restructuring charges	(9)	(9)
Total other incidental items	6	(6)

Sales

Sales in 2009 were $891 million, compared to $1,095 million in 2008, a nominal decrease of 18.6% and a comparable decrease of 17.1%. Sales, especially during first half of the year, were severely affected by the lower end-customer demand and tight inventory controls at our distribution partners in an overall weak market. The decrease was visible across the whole Standard Products portfolio and was primarily driven by decreasing sales volumes, but also due to price erosion. However, our sales in the third and fourth quarters of 2009 partly recovered due to increasing sales volumes attributable to the replenishment of inventory at customers, an increase in end-customer demand and the economic recovery. The sales in 2009 were also affected by unfavorable currency effects of $18 million compared to 2008.

Gross Profit

Gross profit in 2009 was $145 million, compared to $254 million in 2008. Included are the PPA effects of $1 million in 2009, compared to $12 million in 2008. Restructuring and other incidental items amounted to an aggregate cost of $14 million in 2009, compared to $3 million in 2008. The restructuring and other incidental items in 2009 and 2008 were mainly related to restructuring costs. The decline in gross profit was largely due to the decline in sales and the related lower factory utilization, partly compensated by the cost savings resulting from the ongoing Redesign Program.

Operating Expenses

Operating expenses amounted to $229 million in 2009, compared to $245 million in 2008. Operating expenses included PPA effects of $74 million in 2009, compared to $67 million in 2008. The selling costs, general and administrative costs and research and development costs were lower in 2009 compared to 2008, largely due to effects of the ongoing Redesign Program.

Income (Loss) from Operations

We had a loss from operations of $83 million in 2009, compared to a profit of $9 million in 2008. Included are the PPA effects of $75 million in 2009 compared to $79 million in 2008. The decline in income from operations was mainly due to the lower gross profit resulting from lower sales. This decline was partly offset by the reduction of operating expenses resulting from the ongoing Redesign Program. The restructuring and other incidental items in 2009 amounted to an aggregate cost of $15 million, compared to $3 million in 2008, both primarily related to restructuring costs.

Manufacturing Operations

Sales

Sales of our Manufacturing Operations segment were $324 million in 2009 (including wafer sales of $149 million to ST-Ericsson), compared to $324 million in 2008 (including wafer sales of $85 million to ST-Ericsson). Excluding wafer sales to ST-Ericsson, the sales in 2009 declined due to the lower demand as a result of the economic downturn, which affected the semiconductor industry and negatively impacted on our sales volume. The factory utilization rate for 2009 was reduced to 56% compared to 72% in 2008 due to the poor demand, mainly during the first half of the year.

Operating Expenses

Operating expenses amounted to $74 million in 2009, compared to $30 million in 2008. Operating expenses in 2009 mainly related to the real estate and facility management costs and the management fee allocated to our Manufacturing Operations segment. Operating expenses in 2008 mainly related to PPA effects.

Corporate and Other

Sales

Sales in 2009 were $165 million, which primarily related to NuTune, compared to $219 million in 2008. The decline in sales was primarily due to the overall weak market conditions and the associated decline in NuTune’s business and was mainly driven by decreasing sales volumes.

Operating Expenses

Operating expenses amounted to $178 million in 2009, compared to $568 million in 2008. In 2009, restructuring and other incidental items amounted to an aggregate cost of $118 million and were mainly related to restructuring costs, IT system reorganization costs and merger and acquisition related costs. In 2008, restructuring and other incidental items amounted to an aggregate cost of $287 million and were mainly related to restructuring costs and merger and acquisition related costs. In addition, we incurred an impairment charge of $156 million in 2008 related to goodwill and other intangibles.

Divested Wireless Activities

On July 28, 2008, we and STMicroelectronics announced the termination of our agreement, bringing the wireless operations of both companies into the joint venture ST-NXP Wireless. Subsequently, the related assets and liabilities were deconsolidated. The operations until July 28, 2008 remained consolidated in the consolidated accounts under the new segment Divested Wireless Activities.

We held a 20% share in this joint venture as at December 31, 2008. On February 2, 2009, the 20% share was sold to STMicroelectronics for $92 million (and subsequently renamed “ST-Ericsson”).

Divested Home Activities

On February 8, 2010, we divested a major portion of our former Home segment to Trident. The remaining part of the former Home segment has been moved into the High-Performance Mixed-Signal and Corporate and Other segments.

Sales in 2009 were $452 million, compared to $502 million in 2008, a nominal decrease of 10.0%. Sales during the first half year of 2009 were severely affected by the economic crisis. Sales during the second half of the year recovered partly compared to the steep decline in the first half year of 2009, but were still significantly lower compared to the same period in 2008. In the TV business, growth was seen in the Digital TV markets, whereas the analog market continued to decline. Also, the mainstream (retail) set-top box market was weak. The decline in sales was partly offset due to the consolidation effects of our broadband media processing activities, which contributed for the full year of 2009 compared to only four months in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 for the Group

Sales

The following table presents the aggregate sales by segment for the years ended December 31, 2008 and 2007.

	For the year ended December 31,
	2007			2008
($ in millions, unless otherwise stated)	Sales	% Nominal Growth	% Comparable Growth	Sales	% Nominal Growth	% Comparable Growth
High-Performance Mixed-Signal	2,625	31.0	28.4	2,511	(4.3)	(7.4)
Standard Products	1,038	(3.9)	(6.2)	1,095	5.5	3.5
Manufacturing Operations	214	1.4	(15.6)	324	51.4	10.7
Corporate and Other	405	(10.2)	6.4	219	(45.9)	(28.4)
Divested Wireless Activities	1,457	(32.9)	(33.4)	792	(45.6)	NM
Divested Home Activities	582	(10.3)	(9.5)	502	(13.7)	(25.0)

Total	6,321	1.3	1.4	5,443	(13.9)	(6.6)

NM:	Not meaningful

Sales were $5,443 million in 2008, compared to $6,321 million in 2007, a nominal decrease of 13.9% and a comparable decrease of 6.6%. The change was primarily due to a decrease of $665 million associated with the divestment of our wireless activities in 2008 and the full year impact of the sale of the Cordless & VoIP terminal operations in 2007. The remaining decline in sales reflected the weakening economic environment in the second half of the year, which impacted each of our segments in that period, primarily because of decreasing sales volumes, although we also experienced some pricing pressure.

Gross Profit

Gross profit declined from $2,045 million in 2007 to $1,218 million in 2008, and decreased to 22.4% as a percentage of sales for 2008, compared to 32.4% in 2007. Our gross profit as a percentage of sales was impacted by the dilutive effect of our Manufacturing Operations and Corporate and Other segments. The gross profit declined by $308 million, due to the impact of the divestment of the wireless activities in 2008 and by the full year impact of the sale of the Cordless & VoIP terminal activities in 2007. In addition, 2008 included restructuring and other incidental expenses of $402 million primarily associated with the restructuring charge of $348 million related to the Redesign Program and other costs associated with existing product lines, compared to restructuring and other incidental expenses of $229 million in 2007 comprised of restructuring charges of $178 million related to our exit from the Crolles2 Alliance in France, and the closure of our Boeblingen facility in Germany.

Approximately $295 million of the decrease in gross profit was attributable to lower sales and related lower factory utilization, and the decrease was also caused by an unfavorable currency effect of $40 million compared to 2007. Factory utilization decreased to 72% in 2008, compared to 79% in 2007. Approximately $151 million of costs in 2008 was related to the depreciation of tangible fixed assets and the write-off of stepped-up inventories, compared to $140 million in 2007.

Selling Expenses

Selling expenses were $400 million in 2008, compared to $425 million in 2007, and 7.3% of sales in 2008 compared to 6.7% in 2007. The increase in the percentage of sales was predominantly caused by the rapid decrease in sales in the second half of 2008. The wireless activities, which were contributed with effect from July 28, 2008, accounted for $66 million selling expenses over the first seven months of 2008, compared to $87 million in 2007. Savings from our Redesign Program and previous cost savings programs reduced selling expenses. The decrease was partly offset by the combined effect of $6 million from our acquisition of the broadband media processing business of Conexant and our NuTune joint venture with Technicolor and unfavorable currency effects.

Selling expenses for 2008 included restructuring and other incidental charges of $19 million related to restructuring, compared to $16 million in 2007.

General and Administrative Expenses

General and administrative expenses were $1,875 million in 2008, compared to $1,189 million in 2007, and 34.4% of sales in 2008, compared to 18.8% in 2007. General and administrative expenses in 2008 included a write down of goodwill and intangibles of $714 million related to the Divested Home Activities segment ($340 million), the business segment High-Performance Mixed-Signal ($218 million) and the segment Corporate and Other ($156 million); restructuring and other incidental items of $207 million, compared to $98 million in 2007; acquisition effects of $21 million related to our acquisition of the broadband media processing business of Conexant and the establishment of the NuTune joint venture; and unfavorable currency effects. Restructuring and other incidental items of $207 million in 2008 included $79 million of IT system reorganization costs and $123 million of restructuring costs, of which $83 million related to the Redesign Program. This increase was partly offset by a decrease in the effects from PPA of $100 million, a positive effect from the sale of the wireless activities in 2008 ($73 million) and Cordless and VoIP terminal operations in 2007 ($6 million). The PPA effect related to the amortization of intangibles was $536 million, compared to $636 million in 2007.

General and administrative expenses included a non-cash charge for a share-based compensation program of $31 million compared to $26 million in 2007.

Research and Development Expenses

Research and development expenses and write-off of acquired in-process research and development were $1,225 million in 2008, compared to $1,343 million in 2007. The decrease was related to the impact of the sale of the wireless activities in 2008 ($88 million), the full year impact of the sale of the Cordless and VoIP terminal operations in 2007 ($25 million) and, generally, lower costs in the remaining Mobile & Personal activities (now included in the High-Performance Mixed-Signal and Standard Products segments). This reduction was partly offset by a restructuring charge of $97 million primarily related to the Redesign Program, research and development investments of $42 million related to the acquisition of Conexant’s broadband media processing business activities and increased research and development investments in the High-Performance Mixed-Signal segment. Furthermore, research and development expenses were affected by an unfavorable currency effect of $62 million. Research and development expenses and write-off of acquired in-process research and development were 22.5% of sales in 2008, compared to 21.2% in 2007.

Other Income (Expense)

Other income and expense was a loss of $364 million in 2008, compared to a gain of $134 million in 2007. The loss in 2008 was due to the loss of $413 million related to the sale of our wireless activities, partly offset by gains from divestments of certain other activities and various tangible fixed assets.

Restructuring Charges

In 2008, a charge of $594 million was recorded for restructuring, compared to $218 million in 2007. $443 million of this restructuring charge was related to the Redesign Program, which was announced in September 2008 and related to employee termination costs and plant closures. The remainder was largely related to the write downs of assets, costs related to the closure of businesses and various other restructuring charges. The personnel-related part of this restructuring charge reflects redundancy costs. The restructuring charge of $443 million was primarily related to the planned closure or sale of certain facilities and refocusing and resizing central research and development and reductions in support functions. The non-personnel related part of the restructuring charge related to inventory write downs ($36 million), process and product transfer costs following the closure of the facility in Boeblingen, Germany ($27 million) and other costs. The Redesign Program superceded all previously announced programs, for which a restructuring charge was recorded in 2007 of $218 million.

Income (Loss) from Operations

The following tables present the aggregate by segment of income (loss) from operations for the years ended December 31, 2008 and 2007, which includes the effects of PPA, restructuring and other incidental items and impairment charges.

	For the year ended December 31, 2008
($ in millions)	Income (Loss) from Operations	Effects of PPA	Restructuring and Other Incidental Items	Impairment Charges
High-Performance Mixed-Signal	(236)	(265)	(45)	(218)
Standard Products	9	(79)	(3)	—
Manufacturing Operations	(544)	(134)	(367)	—
Corporate and Other	(504)	(12)	(266)	(156)
Divested Wireless Activities	(785)	(154)	(414)	—
Divested Home Activities	(586)	(69)	(27)	(340)

Total	(2,646)	(713)	(1,122)	(714)

	For the year ended December 31, 2007
($ in millions)	Income (Loss) from Operations	Effects of PPA	Restructuring and Other Incidental Items	Impairment Charges
High-Performance Mixed-Signal	63	(305)	(18)	—
Standard Products	(37)	(112)	(10)	—
Manufacturing Operations	(264)	(116)	(146)	—
Corporate and Other	(100)	(14)	(61)	—
Divested Wireless Activities	(201)	(181)	(10)	—
Divested Home Activities	(239)	(63)	(14)	—

Total	(778)	(791)	(259)	—

We had a loss from operations of $2,646 million in 2008 compared to a loss from operations of $778 million in 2007. Restructuring and other incidental items in 2008 amounted to an aggregate cost of $1,122 million mainly caused by restructuring charges of $594 million and the loss on the sale of the wireless activities of $413 million.

The annual impairment test resulted in the write-down of goodwill and intangibles of $714 million in 2008.

The decline of income from operations reflects the effects of the lower sales and related factory utilization on the margin, only partly offset by cost reductions.

Financial Income (Expense)

	For the year ended December 31,
($ in millions)	2007	2008
Interest income	43	27
Interest expense	(495)	(502)
Impairment loss securities	(21)	(38)
Foreign exchange results	300	(87)
Extinguishment of debt	—	—
Other	(8)	(14)

Total	(181)	(614)

Financial income and expenses was a net expense of $614 million in 2008, compared to an expense of $181 million in 2007, largely as a result of foreign currency effects related to our U.S. dollar-denominated debt. Financial income and expenses include a net interest expense of $475 million, compared to $452 million in 2007, financing fees of $14 million, compared to $8 million in 2007, and the impact of foreign exchange rate changes. In 2008, a foreign exchange loss of $87 million was recognized compared to a foreign currency gain of $300 million in 2007 mainly related to our U.S. dollar-denominated notes and short-term loans. This was partly offset by exchange rate movements on foreign currency contracts and liquid assets.

Income Tax Benefit (Expenses)

The income tax expense for 2008 was $46 million, compared to a tax benefit in 2007 of $396 million. In 2008, the PPA effects included in income tax expense amounted to a benefit of $349 million, compared to a benefit in 2007 of $247 million. Our effective income tax rate changed from 41.3% in 2007 to (1.4)% in 2008. The change in the effective tax rate was primarily attributable to an increase in the valuation allowance of $496 million and a decrease in non-taxable income.

Results Relating to Equity-accounted Investees

Results relating to the equity-accounted investees in 2008 resulted in a loss of $268 million, compared to a loss of $40 million in 2007. The loss in 2008 was largely related to the revaluation of the fair market value of our 20% share in ST-NXP Wireless.

The 2007 loss included an impairment charge for our participation in ASMC and T3G Technology Co., Ltd. (“T3G”).

Net Income (Loss)

Net loss increased from $603 million in 2007 to a loss of $3,574 million in 2008, as result of the items discussed above.

Non-controlling Interests

The share of non-controlling interests in the 2008 results amounted to a profit of $26 million, compared to $47 million in 2007. As a result, the net loss attributable to our stockholders amounted to $3,600 million, compared to $650 million in 2007. Non-Controlling interests related to the third-party share in the results of consolidated companies, predominantly SSMC and NuTune.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 by Segment

High-Performance Mixed-Signal

	For the year ended December 31,
($ in millions)	2007	2008
Sales	2,625	2,511
% nominal growth	31.0	(4.3)
% comparable growth	28.4	(7.4)
Gross profit	1,317	1,065
Income (loss) from operations	63	(236)
Effects of PPA	(305)	(265)
Total restructuring charges	—	(8)
Total other incidental items	(18)	(37)
Impairment goodwill and other intangibles	—	(218)

Sales

Sales in 2008 were $2,511 million compared to $2,625 million in 2007, a nominal decrease of 4.3%, and a comparable decrease of 7.4%. The decline in sales was primarily due to the economic crisis which led to lower end user demand during the second half of the year 2008 and was primarily driven by a decrease in our sales volume. Past overstocking in the market and competitive pricing also resulted in lower sales. The decline in sales in 2008 was partly offset by favorable currency effects of $60 million compared to 2007.

Gross Profit

Gross profit in 2008 was $1,065 million compared to $1,317 million in 2007. The decline in gross profit was mainly due to the lower sales. PPA effects amounted to $23 million in 2008 compared to $17 million in 2007. The restructuring and other incidental items amounted to an aggregate cost of $33 million in 2008 and were mainly related to process and product transfer costs and restructuring costs. In 2007, restructuring and other incidental items amounted to an aggregate cost of $14 million and were mainly related to restructuring costs.

Operating Expenses

Operating expenses amounted to $1,309 million in 2008, compared to $1,260 million in 2007. The increase in operating expenses was due to the impairment charge of $218 million related to goodwill and other intangibles recognized in 2008. However, there was a decline in PPA effects included in operating expenses, which amounted to $242 million in 2008, compared to $288 million in 2007. The remaining decline in operating expenses was largely due to the effects of the Redesign Program.

Income (Loss) from Operations

We had a loss from operations of $236 million in 2008, compared to a profit of $63 million in 2007. The decrease in income from operations was largely caused by a lower gross profit in line with lower sales, partly offset by reduced operating expenses in 2008 compared to 2007. Restructuring and other incidental items in 2008 amounted to $45 million and were mainly related to process and product transfer costs and restructuring costs. Restructuring and other incidental items in 2007 amounted to an aggregate cost of $18 million and were related to restructuring costs. Also, loss from operations was lower in 2008 due to an impairment charge of $218 million.

Standard Products

	For the year ended December 31,
($ in millions)	2007	2008
Sales	1,038	1,095
% nominal growth	(3.9)	5.5
% comparable growth	(6.2)	3.5
Gross profit	285	254
Income (loss) from operations	(37)	9
Effects of PPA	(112)	(79)
Total restructuring charges	(22)	(9)
Total other incidental items	12	6

Sales

Sales in 2008 were $1,095 million compared to $1,038 million in 2007, an increase of 5.5%, and a comparable increase of 3.5%. The increase was mainly in the mobile handset area which was partly offset by the decline in other products and was primarily driven by a decrease in our sales volume.

Gross Profit

Gross profit in 2008 was $254 million, compared to $285 million in 2007, a decline of 10.9%. The decline in gross profit was mainly due to the lower sales and related factory utilization, partly offset by the higher gross profit in the mobile handset business. The PPA effects included in 2008 and 2007 amounted to $12 million. The restructuring and other incidental items amounted to an aggregate cost of $3 million in 2008 and $8 million in 2007 and were mainly related to restructuring costs.

Operating Expenses

Operating expenses amounted to $245 million in 2008, compared to $320 million in 2007. The decline in operating expenses was due to lower PPA effects of $67 million in 2008, compared to $100 million in 2007. Furthermore, the operating expenses were lower in 2008 compared to 2007 due to the effects of the Redesign Program.

Income (Loss) from Operations

Income from operations in 2008 was a profit of $9 million, compared to a loss of $37 million in 2007. The increase in income from operations was mainly driven by the reduced operating expenses in 2008 compared to 2007. Furthermore, income from operations in 2008 was favorably affected by lower PPA effects which amounted to $79 million, compared to $112 million in 2007. Restructuring and other incidental items amounted to an aggregate cost of $3 million in 2008 and $10 million in 2007 and were mainly related to restructuring costs.

Manufacturing Operations

Sales

Sales to third parties in 2008 were $324 million, compared to $214 million in 2007, a nominal increase of 51.4% and a comparable increase of 10.7%. The increase of nominal sales was mainly caused by wafer sales to ST-NXP Wireless, which became a third party in 2008, and sales to DSPG, which became a third party in 2007 following the sale of our Cordless and VoIP terminal operations in the third quarter of 2007.

Operating Expenses

Operating expenses amounted to $30 million in 2008, compared to $16 million in 2007 and were mainly related to PPA effects in both periods.

Corporate and Other

Sales

Sales in 2008 were $219 million, compared to $405 million in 2007. In 2007, sales from the discontinued business from the former segment Mobile and Personal amounted to $177 million compared to $16 million in 2008. The remaining decline in sales was mainly due to declines in the NuTune business and mainly driven by a decrease in our sales volume.

Operating Expenses

Operating expenses amounted to $568 million in 2008, compared to $294 million in 2007. The higher operating expenses in 2008 were mainly due to higher restructuring and other incidental costs and an impairment charge of $156 million related to goodwill and other intangibles. Restructuring and other incidental items in 2008 amounted to an aggregate cost of $287 million and were mainly related to restructuring costs and merger and acquisition related costs. In 2007, restructuring and other incidental items amounted to an aggregate cost of $109 million and were mainly related to IT separation costs and restructuring charges for the exit from the Crolles2 Alliance and restructuring of our sales force.

Divested Wireless Activities

Sales in 2008 were $792 million compared to $1,457 million in 2007, a nominal decrease of 45.6%. The decrease of $665 million was due to consolidation changes related to the divestment of the wireless activities in July 2008.

Divested Home Activities

Sales in 2008 were $502 million compared to $582 million in 2007, a nominal decrease of 13.7%. The decrease mainly caused by the decline in the CRT TV market and the weakness in the mainstream (retail) STB market and partly offset by improvements in the Digital TV business.

Quarterly Presentation of 2009 Results

The following tables set forth unaudited quarterly consolidated statement of operations data for 2009 for NXP Semiconductors N.V. and our two market-oriented business segments, High-Performance Mixed-Signal and Standard Products. We have prepared the statement of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, each statement of operations includes all adjustments, consisting solely of recurring adjustments, necessary for the fair statement of the results of operations for these periods. Our fiscal quarters generally consist of 13 week periods. Our first fiscal quarter ends on the Sunday nearest the date that is 13 weeks following January 1 and our fourth fiscal quarter ends on December 31. As a result, there are often differences in the number of days within the first and fourth quarters as compared to the same quarters in other years or as compared to other quarters in the same year. The first fiscal quarter of 2009 consisted of 88 days and ended on March 29, 2009; the second fiscal quarter of 2009 consisted of 91 days and ended on June 28, 2009; the third fiscal quarter of 2009 consisted of 91 days and ended on September 27, 2009; the fourth fiscal quarter of 2009 consisted of 95 days and ended in December 31, 2009; and the first fiscal quarter of 2010 consisted of 94 days and ended on April 4, 2010. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period and, except for the fiscal quarter of 2010, were not subject to an interim review in accordance with SAS 100 by our auditors.

The Group

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
($ in millions)
Sales	702	903	1,077	1,161	1,165
Gross profit	68	186	322	393	428
Operating expenses and other business income (expense)	(415)	(403)	(453)	(598)	(428)
Income (loss) from operations	(347)	(217)	(131)	(205)	—
Effects of PPA	(85)	(131)	(88)	(87)	(85)
Restructuring charges	(35)	(26)	2	(44)	(14)
Other incidental items	(30)	(36)	(94)	(81)	(45)
Impairment of assets held for sale	—	—	—	(69)	—

High-Performance Mixed-Signal

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
($ in millions)
Sales	373	454	547	637	695
Gross profit	98	174	242	271	330
Income (loss) from operations	(133)	(43)	6	(23)	51
Effects of PPA	(55)	(55)	(58)	(56)	(63)
Total restructuring charges	(2)	(3)	(5)	(43)	1
Total other incidental items	(8)	(3)	(5)	(15)	(1)

Standard Products

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010
($ in millions)
Sales	151	207	256	277	279
Gross profit	(11)	43	50	63	77
Income (loss) from operations	(62)	(12)	(5)	(4)	24
Effects of PPA	(19)	(19)	(20)	(17)	(16)
Total restructuring charges	—	(1)	(2)	(6)	2
Total other incidental items	(1)	(1)	(4)	—	(1)

The Group

Sales were $1,165 million in the first quarter of 2010, compared to $702 million in the first quarter of 2009. Our sales in the first and second quarter of 2009 were severely affected by the economic and financial crisis. Our sales in the third and fourth quarters of 2009 partly recovered due to increasing sales volumes attributable to the replenishment of inventory at customers, our responsive manufacturing operations and the economic recovery.

Our gross profit improved from $68 million, or 9.7% of total sales, in the first quarter of 2009 to $428 million, or 36.7% of total sales, in the first quarter of 2010. Our gross profit included PPA effects of $4 million, $54 million, $3 million and $8 million in the first, second, third and fourth quarters of 2009, respectively, and $12 million in the first quarter of 2010. The PPA effects in the second quarter of 2009 included an additional write-down arising from the closure of our Fishkill factory. Our gross profit included restructuring and other incidental items of $41 million, $37 million, $45 million and $35 million in the first, second, third and fourth quarters of 2009, respectively, and $5 million in the first quarter of 2010. These restructuring and other incidental items were mainly related to the product and process transfer costs and closure of our factories in Fishkill and Caen, in connection with our Redesign Program.

Our income from operations was a loss of $347 million in the first quarter of 2009, primarily due to the lower sales resulting from the economic and financial crisis. Our income from operations improved in the second and third quarter of 2009 mainly due to the increase in our gross profit. In the fourth quarter of 2009, the increase in our gross profit was offset by the increase in our operating expenses which resulted in a higher loss from operations in the fourth quarter of 2009, compared to third quarter of 2009. Our income from operations in the first quarter of 2010 was nil, which represented a sizeable improvement compared to all the previous quarters of 2009. This improvement was mainly caused by an improved gross profit and cost savings achieved as a result of the ongoing Redesign Program.

High-Performance Mixed-Signal

Sales in the first quarter of 2010 were $695 million, compared to $373 million in the first quarter of 2009. The increase in sales, compared to the first quarter of 2009, was largely due to increased sales volumes. Our gross profit in the first quarter of 2010 was $330 million, or 47.5% of sales, and included PPA effects of $10 million. Gross profit in the first quarter of 2010 was also impacted by the restructuring and other incidental items, which included a release of provisions for restructuring of $1 million offset by an incidental cost of $1 million and were mainly related to process and product transfer costs offset by a release of restructuring liabilities. Sales in the first half of 2009 were affected by the economic crisis. However, sales improved in the second half of 2009, driven by the economic recovery, including replenishment of inventory at customers, and by market share gains driven by design wins across a wide range of our business lines and our responsive manufacturing operations. Our gross margin also improved from 26.3% in first quarter of 2009 to 42.5% in the fourth quarter of 2009 due to improved sales volumes and cost savings achieved as a result of the ongoing Redesign Program. However, our gross profit for the full year 2009 was 39.0% of sales. Gross profit included PPA effects of $0.5 million in each of the quarters, as well as restructuring and other incidental items which amounted to an aggregate cost of $10 million in the first quarter and $6 million in the second quarter of 2009, $9 million in the third quarter and $37 million in the fourth quarter of 2009. The restructuring and other incidental items in the fourth quarter were mainly related to the Redesign Program which was expanded to include, among others, closure of an additional wafer fab in Nijmegen, scheduled for early 2011.

We had an income from operations of $51 million in the first quarter of 2010. Our loss from operations improved from a loss of $133 million in the first quarter of 2009 to a loss of $23 million in the fourth quarter of 2009. The improvement in gross profit was partly offset by an increase in operating expenses, especially due to additional research and development expenses.

Standard Products

Sales in the first quarter of 2010 were $279 million, compared to $151 million in the first quarter of 2009. The increase in sales, compared to the first quarter of 2009, was largely due to increased sales volumes. Our gross profit in the first quarter of 2010 was $77 million, or 27.6% of sales. There were no PPA effects included in gross profit in the first quarter of 2010. Gross profit in the first quarter of 2010 was also impacted by the restructuring and other incidental items which amounted to an aggregate income of $1 million.

Sales in the first half 2009 were affected by the overall weak economic environment and lower end- customer demand. However, our sales began recovering starting from the second half of 2009, primarily driven by replenishment of inventory at customers, our responsive manufacturing and economic recovery. This also resulted in an increase in gross profit which improved from a loss of $11 million in the first quarter of 2009 to a profit of $63 million in the fourth quarter of 2009. The gross profit for the full year of 2009 was 16.3% of sales. Gross profit also included restructuring and other incidental items amounting to an aggregate cost of $1 million in the first and second quarters of 2009, and $6 million in the third and fourth quarters of 2009. These restructuring and other incidental items were mainly related to restructuring charges.

We had an income from operations of $24 million in the first quarter of 2010. We had a loss from operations of $62 million in the first quarter of 2009, which improved to a loss of $4 million in the fourth quarter of 2009. The improvement in the gross profit was partly offset by the increase in operating expenses, mainly in selling and general and administrative expenses. The increase in operating expenses was mainly due to higher bonuses accrued for employees due to our performance.

Liquidity and Capital Resources

At April 4, 2010 and at December 31, 2009, our cash balances were $870 million and $1,041 million, respectively. Taking into account the available undrawn amount of the Secured Revolving Credit Facility, we had access to $944 million of liquidity as of April 4, 2010 and $1,161 million as of December 31, 2009. We started 2009 with a cash balance of $1,796 million, which decreased to $1,706 million at March 29, 2009. However, during the last 12 months, our cash decreased by $836 million. Operationally, our business improved, but cash spent on the Redesign Program and bond buy-backs resulted in cash outflows of $379 million and $298 million, respectively, in the 12 months ended April 4, 2010.

Capital expenditures increased in first quarter of 2010 compared to the first quarter of 2009 due to increased business activity. We completed the sale of our television systems and set-top box business lines to Trident on February 8, 2010. As part of this transaction, we contributed $47 million to Trident which resulted in an outflow of cash during the quarter. Capital expenditures were lower in the 2009 fiscal year due to the closure and sale of factories, the relocation of equipment of the closed factories to our remaining factories and our prudence over investments in fixed assets. In the first quarter of 2009, we received cash of $92 million from the sale of the remaining part of our stake in the ST-NXP Wireless joint venture, $20 million from the sale of our shares in the DSP Group and $18 million as a result of a loan repayment.

On a going-forward basis, as a result of our Redesign Program and our efforts to streamline our fixed assets related to our manufacturing operations, we expect our capital expenditures to be less than historical levels. We expect our capital expenditures to be in the range of 5% of our sales. In addition, for the foreseeable future, we expect our capital expenditures as a percent of sales from our business segments (High-Performance Mixed-Signal and Standard Products) to generally be consistent with our expected capital expenditures for 2010.

Since December 31, 2008, the book value of our total debt has reduced from $6,367 million to $5,177 million at April 4, 2010. A combination of cash buy-backs and exchange offers resulted in a total long-term debt reduction of $1,345 million. This reduction was partially offset by the impact of foreign exchange of $32 million and an $8 million accrual of debt discount in 2009. In 2009, the reduction in total debt was also partially offset by an increase of $207 million in short-term debt, of which $200 million consisted of a drawdown under our Secured Revolving Credit Facility. The total amount of cash used for the debt buy-backs in 2009 amounted to $286 million. In addition, in the quarter ended April 4, 2010, we purchased through a privately negotiated transaction our outstanding debt with a book value of $14 million for a consideration of $12 million (including accrued interest). In the quarter ended April 4, 2010, debt was also reduced by the negative impact of foreign exchange of $95 million, offset by a $2 million accrual of debt discount.

For the quarter ended April 4, 2010 and the year ended December 31, 2009, we incurred total other financial expenses of $304 million and $338 million, respectively. Included in these amounts were net interest expense (including debt issuance costs) of $80 million and $359 million, respectively, and the weighted average interest rate on our debt instruments was 6% and 6%, respectively. On a pro forma basis to give effect to (i) the sale of shares of common stock by us in this offering (at an assumed initial public offering price of $19.50 per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us) and the use of proceeds therefrom and (ii) the issuance and sale of $1,000 million principal amount of New Secured Notes and the application of the net proceeds therefrom as described in footnote (1) to the Capitalization table in “Capitalization”, as if such transactions had occurred at the beginning of the 2009 fiscal year, our net interest expense on our debt (excluding debt issuance costs) would have been increased by $1 million for the first quarter of 2010 and by $2 million for the year ended December 31, 2009. However, on a pro forma basis, the acceleration of the amortization related to the existing notes repaid prior to maturity and capitalized debt issuance costs would have resulted in the aggregate write-off of $20 million of debt issuance costs. As a result, our net interest expense (including debt issuance costs) for the quarter ended April 4, 2010 and the year ended December 31, 2009, would have been $80 million and $381 million, respectively, on a pro forma basis. For each 1% increase in the average price paid for the principal amount of existing notes repurchased, our interest expense would increase by $1 million.

At April 4, 2010 we still had a remaining capacity of $74 million left under our Secured Revolving Credit Facility, after taking into account the outstanding bank guarantees, based on the end of the quarter exchange rates. However, the amount of this availability varies with fluctuations between the Euro and the U.S. dollar as the total amount of the facility, €500 million, is denominated in Euro, and the amounts presently drawn ($600) are denominated in U.S. dollars.

At April 4, 2010 and at December 31, 2009, our cash balances were $870 million and $1,041 million, respectively, of which $262 million and $236 million, respectively, were held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner, as well. In 2009, SSMC distributed $73 million of cash, of which $28 million was distributed to TSMC, our joint venture partner, all of which was paid during the first quarter of 2009.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under the Secured Revolving Credit Facility. We believe that, based on our current level of operations as reflected in our results of operations for the first quarter of 2010, these sources of liquidity will be sufficient to fund our operations, capital expenditures, and debt service for at least the next twelve months.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions. In the future, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. Our business may not generate sufficient cash flow from operations, or future borrowings under our Secured Revolving Credit Facility or Forward Start Revolving Credit Facility, as the case may be, or from other sources may not be available to us in an amount sufficient, to enable us to repay our indebtedness, including the Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, the Super Priority Notes, the Existing Secured Notes, the New Secured Notes or the Existing Unsecured Notes, or to fund our other liquidity needs, including our Redesign

Program and working capital and capital expenditure requirements, and, in that case, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness.

Cash Flows

The condensed consolidated statements of cash flows are presented as follows:

	For the year ended December 31,			For the quarter ended
	2007	2008	2009	March 29, 2009	April 4, 2010
($ in millions)
Cash flow from operating activities:
Net income (loss)	(603)	(3,574)	(161)	(589)	(336)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	1,136	2,952	(584)	221	321

Net cash provided by (used for) operating activities	533	(622)	(745)	(368)	(15)
Net cash (used for) provided by investing activities	(678)	1,015	78	105	(95)
Net cash (used for) provided by financing activities	(22)	316	(80)	208	(11)

Total change in cash and cash equivalents	(167)	709	(747)	(55)	(121)

Effect of changes in exchange rates on cash positions	(24)	46	(8)	(35)	(50)
Cash and cash equivalents at beginning of period	1,232	1,041	1,796	1,796	1,041
Cash and cash equivalents at end of period	1,041	1,796	1,041	1,706	870

Cash Flow from Operating Activities

We used $15 million of cash to fund our operations in the quarter ended April 4, 2010, compared to $368 million in the quarter ended March 29, 2009.

An improved economic environment and improved operational business performance were the main drivers behind this improvement. Restructuring payments of $86 million in the quarter ended April 4, 2010 were slightly lower, compared to the $92 million paid in the quarter ended March 29, 2009. Cash interest payments of $35 million in the quarter ended April 4, 2010 were lower, compared to cash interest payments of $57 million in the quarter ended March 29, 2009. Additionally, the lower net cash outflow in the quarter ended April 4, 2010 compared to a cash outflow in the quarter ended March 29, 2009, primarily resulted from higher cash receipts from customers of approximately $1,170 million in the quarter ended April 4, 2010, offset by a tax receipt of $27 million in the same quarter. This was partly offset by increased cash payments to suppliers and staff of approximately $1,175 million.

We used $745 million of cash to fund our operations for the year ended December 31, 2009, as compared to $622 million for 2008, and we generated net cash of $533 million from our operating activities for the year ended December 31, 2007.

The increase in net cash outflow from operating activities to $745 million in 2009 primarily resulted from increased restructuring expenses (mainly redundancy expenses) of $385 million, compared to $48 million for 2008, partially offset by a reduction in cash interest expense to $391 million in 2009, compared to $483 million for 2008. Other significant factors driving the increase in net cash outflow from operating activities in 2009 included net tax payments of $58 million, compared to $84 million in 2008, and dividend payments to non-controlling interests of $29 million, compared to $19 million in 2008.

The net cash outflow from operating activities of $622 million in 2008, compared to cash generated by operating activities of $533 million in 2007, primarily resulted from lower cash receipts from customers of approximately $800 million in 2008, mainly due to lower sales levels, and higher net payments for interest and taxes of $567 million, compared to $481 million in 2007. This was partly offset by lower cash payments to suppliers. Other significant factors driving the increase in net cash outflow in 2008 include increased restructuring expenses of $48 million, and dividend payments to non-controlling interest of $19 million.

Cash Flow from Investing Activities

Net cash used for investing activities in the quarter ended April 4, 2010 amounted to $95 million, compared to a positive cash flow of $105 million in the quarter ended March 29, 2009. Net cash used for investing activities in the quarter ended April 4, 2010 included gross capital expenditures of $51 million and a cash transfer of $47 million to Trident.

The cash generated from investing activities in the quarter ended March 29, 2009 primarily related to the net proceeds from the sale of the remaining part of our wireless activities and our remaining share in DSPG amounting to $110 million. The gross capital expenditure for the quarter ended March 29, 2009 was $37 million. The cash from investing activities also included an $18 million cash receipt related to a loan repayment from the T3G development joint venture. Proceeds from the disposals of property, plant and equipment amounted to $5 million in the quarter ended March 29, 2009.

Net cash provided by investing activities in 2009 was $78 million, compared to $1,015 million in 2008, and we used $678 million of cash in our investing activities in 2007.

Net cash provided by investing activities in 2009 included gross capital expenditures of $96 million, proceeds from disposals of property, plant and equipment of $22 million, proceeds from the sale of DSPG securities of $20 million, proceeds of $92 million related to the sale of the 20% shareholding in ST-NXP Wireless, proceeds related to a cash settlement with Philips of $21 million and proceeds of $18 million related to the repayment of a loan to the T3G development joint venture that was subsequently contributed to ST-NXP Wireless. Our capital expenditures were relatively low in 2009 because we were able to shutdown or sell facilities or relocate equipment to other facilities.

Net cash provided by investing activities in 2008 amounted to $1,015 million. The cash generated in 2008 primarily related to the net proceeds from the sale of our wireless activities of $1,433 million, partially offset by $111 million cash paid for the acquisition of Conexant’s broadband media processing business and $87 million cash paid for the acquisition of GloNav. Other significant factors affecting our cash from investing activities included gross capital expenditures of $379 million, proceeds from disposals of property, plant and equipment of $61 million and proceeds from the disposal of certain assets held for sale of $130 million.

In 2007, the net cash used for investing activities was $678 million. This related to net capital expenditures of $406 million, the acquisition of the Cellular Communications business of Silicon Labs for $288 million and the final settlement with Philips for $114 million relating to our separation from Philips in 2006. This was partly offset by proceeds of $169 million from the divestment of our Cordless & VoIP Terminal operations in 2007.

Cash Flow from Financing Activities

Net cash used for financing activities in the quarter ended April 4, 2010 was $11 million, compared to net cash provided by financing activities of $208 million in the quarter ended March 29, 2009.

The net cash outflow from financing activities in the quarter ended April 4, 2010 mainly consisted of a $12 million outflow related to an open market buy-back of unsecured bonds with a nominal value of $14 million. The $208 million net cash inflow in the quarter ended March 29, 2009 mainly consisted of a $200 million draw from the Secured Revolving Credit Facility.

Net cash used for financing activities in 2009 amounted to $80 million, compared to net cash provided by financing activities of $316 million in 2008 and net cash used for financing activities in 2007 of $22 million.

The net cash outflow from financing activities in 2009 mainly consisted of a $286 million outflow related to a private tender offer and several privately negotiated transactions to purchase our Existing Secured Notes and our Existing Unsecured Notes for cash and/or Super Priority Notes, offset by an inflow of $200 million from the additional drawing under the Secured Revolving Credit Facility.

The $316 million net cash inflow from financing activities in 2008 mainly consisted of $400 million from the drawing of the Secured Revolving Credit Facility. Further, SSMC (in which we have a 61.2% ownership share) repaid $200 million of paid in capital to its stockholders. As a consequence, the $78 million cash paid to TSMC (our joint venture partner in SSMC) reduced the consolidated cash position and was reflected in financing activities. Cash held by SSMC is consolidated, but, due to our ownership share in SSMC, we are only entitled to 61.2% of the dividends paid by SSMC.

The $22 million net cash used for financing activities in 2007 entirely related to a reduction in short-term debt.

Debt Position

Short-term Debt

	As of December 31,			As of April 4,
	2007	2008	2009	2010
($ in millions)
Short-term bank borrowings	—	400	600	600
Other short-term loans	6	3	10	11
Current portion of long-term debt	—	—	—	—

Total	6	403	610	611

Short-term bank borrowings for the periods presented mainly consisted of borrowings under our Secured Revolving Credit Facility. The weighted average interest rate under the Secured Revolving Credit Facility was 3.0% for the quarter ended April 4, 2010 and 3.5% and 5.0% for the years ended December 31, 2009 and 2008, respectively. We had no borrowings under the Secured Revolving Credit Facility in 2007.

We have a Secured Revolving Credit Facility of €500 million ($679 million at April 4, 2010 based on exchange rates on that date, $720 million at December 31, 2009 based on exchange rates on that date, $703 million at December 31, 2008 based on exchange rates on that date and $737 million at December 31, 2007 based on exchange rates on that date) that we entered into on September 29, 2006 in order to finance our working capital requirements and general corporate purposes. At April 4, 2010 and December 31, 2009, we had remaining borrowing capacity of an additional $74 million and $120 million, respectively, under that facility. The Secured Revolving Credit Facility expires in 2012. Although the Secured Revolving Credit Facility expires in 2012, because we have the flexibility of drawing and repaying under this facility, the amounts drawn are classified as short-term debt.

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit Facility, which becomes available, subject to specified conditions, on September 28, 2012, and matures on September 28, 2015, to replace our existing Secured Revolving Credit Facility. The conditions to utilization of the Forward Start Revolving Credit Facility include specified closing conditions, as well as conditions (i) that our consolidated net debt does not exceed $3,750 million as of June 30, 2012 (and if it exceeds $3,250 million on such date, the commitments under the Forward Start Revolving Credit Facility will be reduced by 50%), and (ii) that we issue on or before September 28, 2012, securities with gross proceeds of $500 million, having a maturity at least 180 days after the maturity of the Forward Start Revolving Credit Facility, the proceeds of which are to be used to refinance debt (other than debt under the Secured Revolving Credit Facility) that matures before the maturity of the Forward Start Revolving Credit Facility.

Long-term Debt

As of April 4, 2010, the euro-denominated notes and U.S. dollar-denominated notes represented 34% and 66%, respectively, of the total principal amount of the notes outstanding. The fixed rate notes and floating rate notes represented 51% and 49%, respectively, of the total principal amount of the notes outstanding at April 4, 2010.

	December 31, 2008	Currency Effects	Accrual of Debt Discount	Debt Exchanges and Repurchases	April 4, 2010
($ in millions)
Euro-denominated 10% super priority notes due July 2013(1) (2)	—	1	2	21	24
U.S. dollar-denominated 10% super priority notes due July 2013(2)	—	—	8	160	168
Euro-denominated floating rate senior secured notes due October 2013(1)(3)	1,406	(45)	—	(217)	1,144
U.S. dollar-denominated floating rate senior secured notes due October 2013(3)	1,535	—	—	(334)	1,201
U.S. dollar-denominated 7 7/8% senior secured notes due October 2014	1,026	—	—	(181)	845
Euro-denominated 8 5/8% senior notes due October 2015(1)	738	(17)	—	(318)	403
U.S. dollar-denominated 9 1/2% senior notes due October 2015	1,250	—	—	(476)	774

	5,955	(61)	10	(1,345)	4,559
Other long-term debt	9	—	—	(2)	7

Total long-term debt	5,964	(61)	10	(1,347)	4,566

(1)	Converted into U.S. dollar at $1.3580 per €1.00, the exchange rate in effect at April 4, 2010.
(2)	Balance at April 4, 2010 is at the fair value of debt issued, which differs from the principal amount outstanding. The principal amounts outstanding at April 4, 2010 were $39 million of Euro-denominated 10% super priority notes due July 2013 and $221 million of U.S. dollar-denominated 10% super priority notes due July 2013.
(3)	Interest accrues at a rate of three-month EURIBOR plus 2.75%.

In the second quarter of 2009, we reduced our overall debt level by $517 million through a private offer to exchange existing unsecured and secured notes for Super Priority Notes. This transaction resulted in a reduction of $595 million of our outstanding long-term existing debt, offset by the issuance of the Super Priority Notes of $78 million and a write off of debt issuance cost of $10 million. New debt issuance costs of $12 million were capitalized in conjunction with the issuance of the Super Priority Notes. We recognized a net gain on this transaction of $507 million. The Super Priority Notes issued were recorded on the balance sheet at a $50 million discount, which is subject to accretion to par value over the term of these notes using the effective interest method. The Super Priority Notes are initially measured at fair value based upon the public trading prices of the notes exchanged immediately prior to the launch of the debt exchange.

In the third quarter of 2009, our overall debt level further reduced by $814 million as a result of our offer to purchase unsecured and secured notes for cash, a privately negotiated transaction to purchase secured notes for cash, and a privately negotiated transaction in which a purchase of secured notes for cash was combined with a purchase of unsecured notes against the issuance of Super Priority Notes. This transaction included a reduction of $916 million of our outstanding long-term existing debt, offset by the issuance of Super Priority Notes of $102 million, a cash expense of $286 million and a write off of debt issuance cost of $15 million. New debt issuance costs of $3 million were capitalized in conjunction with the issuance of the Super Priority Notes. On these transactions, we recognized a net gain of $513 million. The Super Priority Notes issued were recorded in the balance sheet at a $29 million discount, which is subject to accretion to par value over the term of these notes using the effective interest method. The Super Priority Notes were initially measured at fair value based upon the public trading prices of the existing notes exchanged immediately prior to the launch of the debt exchange.

In the first quarter of 2010, we purchased through a privately negotiated transaction our outstanding debt with a book value of $14 million for a consideration of $12 million. In the quarter ended April 4, 2010, debt was also reduced by the impact of foreign exchange of $95 million, offset by a $2 million accrual of debt discount.

We may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Certain Terms and Covenants of the Notes

We are not required to make mandatory redemption payments or sinking fund payments with respect to the Super Priority Notes, the Existing Secured Notes, the New Secured Notes or the Existing Unsecured Notes.

The indentures governing the Super Priority Notes, the Existing Secured Notes, the New Secured Notes and the Existing Unsecured Notes contain covenants that, among other things, limit our ability and that of our restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock, make certain other restricted payments or investments, enter into agreements that restrict dividends from restricted subsidiaries, sell assets, including capital stock of restricted subsidiaries, engage in transactions with affiliates, and effect a consolidation or merger.

The Super Priority Notes, the Existing Secured Notes, the New Secured Notes and the Existing Unsecured Notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of our current and future material wholly owned subsidiaries.

Pursuant to various security documents related to the Super Priority Notes, the Existing Secured Notes, the New Secured Notes and the Secured Revolving Credit Facility, we have granted first priority liens and security interests in substantially all of our assets, including the assets of our material wholly owned subsidiaries (other than, in the case of the Super Priority Notes, the Existing Secured Notes and the New Secured Notes, shares of NXP B.V.).

Contractual Obligations

Presented below is a summary of our contractual obligations as at December 31, 2009.(1)

	Total	2010	2011	2012	2013	2014	2015 and thereafter
($ in millions)
Long-term debt	4,669	—	—	—	2,607	845	1,217
Capital lease obligations	4	—	1	1	—	1	1
Short-term debt(2)	610	610	—	—	—	—	—
Operating leases	195	33	29	28	26	25	54
Interest on the notes(3)	1,580	291	322	323	350	183	111
Long-term purchase contracts	115	52	41	15	7	—	—

Total contractual cash obligations(3)(4)	7,173	986	393	367	2,990	1,054	1,383

(1)	This table does not reflect uncertain tax positions, amounting to $59 million, payments associated with our defined benefit plans, restructuring obligations and any obligations contingent on future events. In addition, this does not include purchase orders entered into in the normal course of business.

(2)	Short-term debt consists of outstanding borrowings and guarantees under our Secured Revolving Credit Facility as of December 31, 2009. Although the Secured Revolving Credit Facility expires in 2012, the amount drawn is classified as short-term debt because we have the flexibility of drawing and repaying under this facility. Any amount still outstanding under the Secured Revolving Credit Facility on September 28, 2012 will be due in full immediately on that date. The Forward Start Revolving Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to customary terms and conditions and certain financial conditions.

(3)	The interest on the notes was determined on the basis of LIBOR and EURIBOR interest rates and USD/Euro balance sheet rates as at December 31, 2009. We have also drawn amounts under our Secured Revolving Credit Facility, but have not included these interest amounts due to the revolving nature of the debt.

(4)	Certain of these obligations are denominated in currencies other than U.S. dollars, and have been translated from foreign currencies into U.S. dollars based on an aggregate average rate of $1.3978 per €1.00, in effect at December 31, 2009. As a result, the actual payments will vary based on any change in exchange rate.

As of December 31, 2009, accrued interest on debt amounted to $68 million.

Certain contingent contractual obligations, which are not reflected in the table above, include (a) contractual agreements, such as supply agreements, containing provisions that certain penalties may be charged if we do not fulfill our commitments, (b) a contractual agreement to contribute $18 million in our joint venture called ASEN Semiconductors Co. Ltd. if our venture partner also contributes its contractually agreed amounts, which may occur in 2010.

We sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. These are defined-benefit pension plans, defined contribution pension plans and multi-employer plans. Contributions to funded pension plans are made as necessary, to provide sufficient assets to meet future benefits payable to plan participants. These contributions are determined by various factors, including funded status, legal and tax considerations and local customs. We currently estimate contributions to pension plans will be $90 million in 2010, consisting of $4 million in employer contributions to defined-benefit pension plans and $86 million in employer contributions to defined-contribution pension plans and multi-employer plans. The expected cash outflows in 2010 and subsequent years are uncertain and may change as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets. In addition, we have made certain commitments to SSMC, in which we have a 61.2% ownership share, whereby we are obligated to make cash payments to SSMC should we fail to utilize, and if TSMC does not utilize, an agreed upon percentage of the total available capacity at SSMC’s fabrication facilities and overall SSMC utilization levels drop below a fixed proportion of the total available capacity.

Off-balance Sheet Arrangements

As of April 4, 2010, we had no off-balance sheet arrangements.

Material Weakness

We are required to establish and periodically assess the design and operating effectiveness of our internal control over financial reporting. In connection with our assessment of the internal control over financial reporting for the year ended December 31, 2009, we identified a deficiency related to the accounting and disclosure for income taxes, which we concluded constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that we identified relates to the execution of the procedures surrounding the preparation and review of our income tax provision as of December 31, 2009. In particular, the execution of our controls did not ensure the accuracy and validity of our acquisition accounting adjustments and the determination of the valuation allowance for deferred tax assets. Part of the identified issue was caused by the complexity that resulted from the fact that step-ups from acquisitions are accounted for centrally.

We are actively remediating the identified material weakness. Additional review was undertaken to ensure our financial statements were prepared in accordance with U.S. GAAP and, as a result, adjustments to deferred tax assets, income tax (benefit) and footnote disclosures were made in our financial statements for that period. We are also taking the following measures to address the material weakness identified and to improve our internal control over these reporting procedures:

•	re-conducting a full review of the income taxes related to the acquisition accounting;

•	re-evaluating the design of the income tax accounting controls;

•	conducting training sessions for key financial and tax personnel regarding the acquisition accounting and related income tax accounting matters; and

•	enhancing the resources in the field of tax accounting matters.

Legal Proceedings

In accordance with ASC Topic 450, we account for losses that may result from ongoing legal proceedings based on our best estimate of what such losses could be or, when such best estimate cannot be made, we record for the minimum potential loss contingency. Estimates require the application of considerable judgment, and are refined each accounting period as additional information becomes known. We are often initially unable to develop a best estimate of loss and therefore the minimum amount, which could be zero, is recorded until a better estimate can be developed. As information becomes known, the minimum loss amount can be increased, resulting in additional loss provisions, or a best estimate can be made, which may or may not result in additional loss provisions. There can be no assurances that our recorded reserves will be sufficient to cover the extent of our costs and potential liability.

For a summary of the material legal proceedings to which we are subject, see “Business—Legal Proceedings” contained elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to changes in interest rates and foreign currency exchange rates because we finance certain operations through fixed and variable rate debt instruments and denominate our transactions in a variety of foreign currencies. Changes in these rates may have an impact on future cash flow and earnings. We manage these risks through normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not enter into financial instruments for trading or speculative purposes.

By using derivative instruments, we are subject to credit and market risk. The fair market value of the derivative instruments is determined by using valuation models whose inputs are derived using market observable inputs, including interest rate yield curves, as well as foreign exchange and commodity spot and forward rates, and reflects the asset or liability position as of the end of each reporting period. When the fair value of a derivative contract is positive, the counterparty owes us, thus creating a receivable risk for us. We are exposed to counterparty credit risk in the event of non-performance by counterparties to our derivative agreements. We minimize counterparty credit (or repayment) risk by entering into transactions with major financial institutions of investment grade credit rating. Our exposure to market risk is not hedged in a manner that completely eliminates the effects of changing market conditions on earnings or cash flow.

Interest Rate Risk

Given the leveraged nature of our company, we have inherent exposure to changes in interest rates. We had $2,346 million floating rate notes outstanding as of April 4, 2010. Our Secured Revolving Credit Facility has a floating rate interest and so will our Forward Start Revolving Credit Facility. From time to time, we may execute a variety of interest rate derivative instruments to manage interest rate risk. Consistent with our risk management objective and strategy, we have no interest rate risk hedging transactions in place.

A sensitivity analysis in relation to our long-term debt shows that if interest rates were to increase/decrease instantaneously by 1% from the level of April 4, 2010, all other variables held constant, the annualized interest expense would increase/decrease by $23 million. This impact is based on the outstanding net debt position as of April 4, 2010.

Foreign Currency Risks

We are also exposed to market risk from changes in foreign currency exchange rates, which could affect operating results as well as our financial position and cash flows. We monitor our exposures to these market risks and generally employ operating and financing activities to offset these exposures where appropriate. If we do not have operating or financing activities to sufficiently offset these exposures, from time to time, we may employ derivative financial instruments such as swaps, collars, forwards, options or other instruments to limit the volatility to earnings and cash flows generated by these exposures. Derivative financial instruments are only used for hedging purposes and not for trading or speculative purposes. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate and record these as assets or liabilities in the balance sheet. Changes in the fair values are recognized in the statement of operations immediately unless cash flow hedge accounting is applied.

Our primary foreign currency exposure relates to the U.S. dollar to euro exchange rate. However, our foreign currency exposures also relate, but are not limited, to the Chinese Yuan, the Japanese Yen, the Pound Sterling, the Malaysian Ringit, the Singapore Dollar, the Taiwan Dollar and the Thailand Baht.

It is our policy that transaction exposures are hedged. Accordingly, our organizations identify and measure their exposures from transactions denominated in other than their own functional currency. We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenues and expenses. Committed foreign currency exposures are required to be fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged with a combination of forward transactions up to a maximum tenor of 12 months and a cash position in both euro and dollar. The currency exposure related to our bonds has not been hedged.

The table below outlines the foreign currency transactions outstanding per April 4, 2010:

	Aggregate Contract Amount buy/(sell)(1)	Weighted Average Tenor (in months)	Fair Value
($ in millions)
Foreign currency/ forward contracts(1)
Euro (U.S. dollar)	(71)	2	(1.5)
U.S. dollar (Japanese Yen)	(1)	1	—
Great Britain Pound Sterling (U.S. dollar)	(19)	2	(0.2)
(U.S. dollar) Singapore dollar	(18)	1.5	0.13

(1)	USD equivalent

Critical Accounting Policies

The preparation of financial statements and related disclosures in accordance with U.S. GAAP requires our management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and the accompanying notes. Our management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. If actual results differ significantly from management’s estimates, there could be a material adverse effect on our results of operations, financial condition and liquidity.

Summarized below are those of our accounting policies where management believes the nature of the estimates or assumptions involved is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.

Inventories

Inventories are stated at the lower of cost or market. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. In determining the value of our inventories, estimates are made of material, labor and overhead consumed. In addition, our estimated yield has a significant impact on the valuation. We estimate yield based on historical experience.

An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand.

Impairment of Long-Lived Assets

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Goodwill. We review goodwill for impairment on an annual basis in September of each year, or more frequently if there are events or circumstances that indicate the carrying amount may not be recoverable. To assess for impairment we determine the fair value of each “reporting unit” that carries goodwill. If the carrying value of the net assets including goodwill in the “reporting unit” exceeds the fair value, we perform an additional assessment to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value.

The determination of the fair value of the “reporting unit” requires us to make significant judgments and estimates including projections of future cash flows from the business. These estimates and required assumptions include estimated revenues and revenue growth rate, operating margins used to calculate projected future cash flows, estimated future capex investments, future economic and market conditions, determination of market comparables and the estimated weighted average cost of capital (“WACC”). We base our estimates on assumptions we believe to be reasonable but any such estimates are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting segments.

In 2008, as a result of our goodwill impairment analysis, we were required to recognize a $381 million impairment related to the former segment Home, which is now part of our segment High-Performance Mixed-Signal ($144 million), Divested Home Activities ($160 million) and Corporate and Other ($77 million). In addition, $49 million related to Corporate and Other. This impairment resulted from significantly reduced estimated fair values that were directly attributable to the significant economic downturn in 2008. The key assumptions used to determine the fair value of our “reporting units” included (a) cash flows based on financial projections for periods ranging from 2008 through 2011 and which were extrapolated until 2020, (b) terminal values based on terminal growth rates not exceeding 3%, (c) discount rates, based on WACC, ranging from 12.5% to 15.0% in 2008 (WACC was business segment specific and was based on the WACC of peer companies in the relevant industries). A change in WACC of approximately 0.5% would have resulted in an impairment loss in both our former Multimedia semiconductors segment, which is now part of our Standard Products segment, and our segment Manufacturing Operations; and a decrease of more than 1% in the terminal growth rate would have resulted in an impairment in our former Multimedia semiconductors segment.

In 2009, no impairment resulted from the annual goodwill impairment test.

We cannot predict certain future events that might adversely affect the reported value of goodwill, which totaled $2.6 billion at December 31, 2009.

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Long-Lived Assets other than Goodwill. We review long-lived assets for impairment when events or circumstances indicate that carrying amounts may not be recoverable. A potential impairment exists when management has determined that cash flows to be generated by those assets are less than their carrying value. Management must make significant judgments and apply a number of assumptions in estimating the future cash flows. The estimated cash flows are determined based on, among other things, our strategic plans, long-range forecasts, estimated growth rates and assumed profit margins.

If the initial assessment based on undiscounted projected cash flows indicates a potential impairment, the fair value of the assets is determined. We generally estimate fair value based on discounted cash flows. The discount rates applied to the estimated cash flows are generally based on the business segment specific WACC, which ranged between 12.8% and 16.8% in 2009. An impairment loss is recognized for the difference between the carrying value and the estimated fair value. An indication of impairment exists, similar to goodwill, based on the unfavorable developments in the economic climate.

In 2008, we performed an impairment assessment of our tangible fixed assets and other intangible assets. The projected cash flows were modified significantly from prior periods due to the changing economic environment, which resulted in lower projected cash flows (and fair values).

As a result of this assessment, we recorded an impairment of $284 million to our intangible assets. The assumptions applied were consistent with our impairment assessment for goodwill.

Except for impairment of certain real estate that has been classified as held-for-sale ($69 million), no impairment losses were recorded in 2009. Any changes in future periods related to the estimated cash flows from these assets could result in an additional impairment in future periods.

At December 31, 2009, we had $2.0 billion of other intangible assets and $1.4 billion of remaining long-lived tangible assets.

Restructuring

The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by our management team and that involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions.

Management uses estimates to determine the amount of restructuring provision. Our estimates are based on our anticipated personnel reductions and average associated costs. These estimates are subject to judgment and may need to be revised in future periods based on additional information and actual costs.

Revenue Recognition

Our revenues are primarily derived from sales to OEMs and similar customers. A smaller portion of our revenues is derived from sales to distributors.

We apply the guidance in SEC Staff Accounting Bulletin Topic 13 “Revenue Recognition” and recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For “made to order” sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Examples of delivery conditions typically meeting these criteria are “Free on board point of delivery” and “Costs, insurance paid point of delivery”. Generally, the point of delivery is the customer’s warehouse. Acceptance of the product by the customer is generally not contractually required, since, for “made-to-order” customers, after design approval manufacturing commences and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market.

When we have established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist revenue is recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors, contractual arrangements are in place that allow these distributors to return a product if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product cycle, when certain distributors are permitted to return products purchased during a pre-defined period after we have announced a product’s pending discontinuance. Long notice periods associated with these announcements prevent significant amounts of product from being returned, however. We do not enter into repurchase agreements with OEMs or distributors. For sales where return rights exist, we have determined, based on historical data, that only a very small percentage of the sales to this type of distributor is actually returned. In accordance with this historical data, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply. Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by us with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.

Income Taxes

Income taxes in the consolidated financial statements are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We operate in numerous countries where our income tax returns are subject to audits and adjustments. Because we operate globally, the nature of the audit items are often very complex. We employ internal and external tax professionals to minimize audit adjustment amounts where possible. We have applied the provisions of FASB ASC Topic 740 “Income Taxes” (formerly FIN 48 “Accounting for Uncertainty in Income Taxes”) with regard to uncertain tax positions and have recognized a liability for the income tax positions taken that do not have a cumulative realizability of more than 50%.

We have significant deferred tax assets primarily related to net operating losses in the Netherlands, France, Germany, the USA and other countries. At December 31, 2009, tax loss carryforwards amounted to $2,816 million and tax credit carryforwards, which are available to offset future tax, if any, amounted to $69 million. The realization of deferred tax assets is not assured and is dependent on the generation of sufficient taxable income in the future. We have exercised judgment in determining whether it is more likely than not that we will realize the benefit of these net operating losses and other deductible temporary differences, based upon estimates of future taxable income in the various jurisdictions and any feasible tax planning strategies. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that a portion or all of the deferred tax assets will not be realized.

During 2009, based on the scheduling of existing taxable temporary differences and our ability to realize our deferred tax assets, we recorded an additional valuation allowance of $120 million against our deferred tax assets.

At December 31, 2009 we had $66 million of deferred tax assets recognized in our balance sheets based on our determination that it is more likely than not that these assets will be realized. This determination is also taking into account the scheduling of existing taxable temporary differences. If the actual results differ from these estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact the Company’s financial position and results.

Benefit Accounting

We account for the cost of pension plans and postretirement benefits other than pensions in accordance with FASB ASC Topic 715 “Compensation-Retirement Benefits” (formerly SFAS No. 87 “Employer’s Accounting for Pensions” and SFAS No. 106 “Postretirement Benefits other than Pension”, respectively).

Our employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other post retirement benefits and related assets and liabilities with respect to our employees participating in defined-benefit plans have been based upon actuarial valuations and recorded each period. We record the unfunded status associated with these plans in accordance with the requirements of Topic 715 “Compensation-Retirement Benefits” (formerly SFAS No. 158) measured as the difference between plan assets at fair value and the defined-benefit obligation as an assets or liability. The offset of the recognized funded states is recorded in accumulated other comprehensive income (within equity). Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

In calculating obligation and expense, we are required to select certain actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries. Changes in the key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic pension cost incurred.

Share-based Compensation

Share-based compensation plans were introduced in 2007. Under these plans, certain members of our management have the right to purchase depository receipts of our shares of common stock upon exercise and payment of the exercise price, after these rights have vested and only upon a sale of shares by the Private Equity Consortium or upon a change of control (in particular, the Private Equity Consortium no longer jointly holding at least 30% of our common stock). The exercise prices of stock options granted in 2007 and 2008 range from €20.00 to €50.00. This offering does not trigger these acquisition rights. Also, equity rights were granted to certain non-executive employees containing the right to acquire our shares of common stock for no consideration after the rights have vested and upon a change of control (in particular, the Private Equity Consortium no longer jointly holding 30% of our common stock).

The plans are accounted for in accordance with the provisions of FASB ASC Topic 718 “Compensation Stock Compensation” (formerly SFAS 123(R)). We use a binomial option-pricing model to determine the estimated fair value of the equity instruments.

Since neither our stock options nor our equity rights and shares of common stock were traded on any stock exchange, and exercise is dependent upon certain conditions, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. We have concluded that the fair value of the share-based payments can best be estimated by the use of a binomial option-

pricing model because such model takes into account the various conditions and subjective assumptions that determine the estimated value. In addition to the estimated value of the Company based on projected cash flows, the assumptions used are:

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expected life of the options and equity rights is calculated as the difference between the grant dates and an exercise triggering event occurring not before the end of 2011. For the options granted in 2007, 2008 and 2009, expected lives of 4.25, 3.25 and 3 years, respectively, have been assumed;

•	risk-free interest rate was 4.1% for 2007 awards, 3.8% for 2008 awards and 1.6% for 2009 awards;

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expected asset volatility is approximately 27% for 2007 and 2008 and approximately 38% in 2009 (based on the average volatility of comparable companies over an equivalent period from valuation date to exit date);

•	dividend pay-out ratio of nil;

•	lack of marketability discount was 35% for 2007 awards, 26% for 2008 awards and 28% for 2009 awards; and

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the Business Economic Value of the NXP group, based on projected discounted cash flows as derived from our business plan for the next 3 years, extrapolated until 2020 and using terminal growth rates from 3-4% (the discount factor was based on a weighted average cost of capital of approximately 14%).

Because the stock options and equity rights are not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the stock options and equity rights is an estimate based on the time period private equity investors typically take to liquidate a portfolio investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period from valuation to exit date.

In May 2009, we executed a stock option exchange program for stock options granted in 2007 and 2008, and which were estimated to be deeply out of the money. Under this stock option exchange program, stock options with new exercise prices, different volumes and, in certain cases, revised vesting schedules, were granted to eligible individuals, in exchange for their owned stock options. By accepting the new stock options all stock options (vested and unvested) owned by the eligible individuals were cancelled. The number of employees eligible for and affected by the stock option exchange program was approximately 120. Since May 2009, stock options have been granted to eligible individuals under the revised stock options program. The exercise prices of these stock options ranged from €2.00 to €40.00. No modifications occurred with respect to the equity rights of the non-executive employees.

In accordance with the provisions of Topic 718, the unrecognized portion of the compensation costs of the cancelled stock options continues to be recognized over the remaining requisite vesting period. For the replacement stock options, the compensation costs are determined as the difference between the fair value of the cancelled stock options immediately before the grant date of the replacement option and the fair value of these replacement options at the grant date. This compensation cost will be recognized in accordance with the vesting schedule over the next 2.5 years.

We performed the valuation of the underlying shares for the 2009 grant as of September 30, 2009. The resulting outcome of this valuation served as the basis for the valuation of the equity instruments by an unrelated valuation specialist for all instruments granted in 2009.

Our retrospective valuation of the stock was based on the latest three-year business plan that became available around the fourth quarter of 2009. Since the business plan is only prepared once per year, this valuation of the underlying shares was also utilized to determine the value of the equity instruments granted in 2009, of which the majority was granted in the second quarter of 2009, as part of the stock option exchange program.

Changes in the assumptions can materially affect the fair value estimate.

BUSINESS

Our Company

We are a global semiconductor company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We provide leading High-Performance Mixed-Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in RF, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. We engage with leading OEMs worldwide and over 58% of our sales are derived from Asia Pacific (excluding Japan). Since our separation from Philips in 2006, we have significantly repositioned our business to focus on High-Performance Mixed-Signal solutions and have implemented a Redesign Program aimed at achieving a world-class cost structure and processes. As of April 4, 2010, we had approximately 28,000 full-time equivalent employees located in more than 25 countries, with research and development activities in Asia, Europe and the United States, and manufacturing facilities in Asia and Europe.

Industry Background

Digital and Analog Semiconductors

Digital and analog semiconductor integrated circuits, or ICs, form the core building blocks of most electronic devices and systems, including those used in automobiles, smart cards, mobile phones and base stations, personal computers, broadcast systems, lighting, industrial automation, and entertainment. They perform a variety of functions, such as converting real world inputs into electronic signals, processing data or electronic signals and storing information.

Digital semiconductors are primarily used for processing information and storing data. Their performance is generally measured in processing speed, processing power and storage capacity, where improvements and evolution have been defined by increasing transistor count while shrinking transistor size (a predictive industry measure known as “Moore’s Law”). Beyond improvements in speed and capacity, innovation in digital ICs has occurred over the years in terms of increasing integration of digital-oriented functions onto a single chip. For a number of very high volume applications like mobile phones and televisions, designers have integrated a significant share of the systems’ digital functions onto a single chip, creating so-called “system-on-chip” solutions.

Analog semiconductors convert real-world phenomena, such as radio frequency, temperature, light, sound, speed and motion, into and from digital electrical signals. Unlike digital devices, analog semiconductor performance is more driven by circuit design and specialty materials and process technologies utilized in manufacturing, and not as directly linked to an increase in transistor count and shrinkage of transistor size. In addition, the design of an analog semiconductor can be technically more challenging than with digital devices, generally involving greater variety and less repetition of circuit elements than digital semiconductor design. The interaction of analog circuit elements is complex, and their exact placement is critical to the accuracy and performance of the overall device. Innovation in analog ICs has generally occurred over the years in terms of precision, accuracy, bandwidth, efficiency and sensitivity.

Virtually every electronic system requires a combination of digital and analog components, linking the real analog world with the digital world. The analog components provide the fundamental inputs to be processed as well as translate the processed data to real world outputs, promoting greater functionality of electronic systems. In effect, the analog components act as the “eyes and ears” of the electronic systems, while the digital components process and store the data. Analog components thus determine, to a great extent, the nature, versatility and sensitivity of inputs, and the interaction between analog and digital components plays a major role in determining the overall systems’ key feature performance and cost.

While innovation has increased the ability of semiconductor designers to integrate more functions onto a single chip, the fundamentally different properties between analog and digital semiconductors have made it such that both are typically required as separate components within electronic systems. Further, due to the different technologies, design expertise and manufacturing requirements inherent in their applications, digital and analog semiconductors are typically developed and manufactured by different companies. Consequently, traditional solutions for meeting the analog and digital requirements of a system have relied upon a combination of several discrete analog and digital components combined by original equipment manufacturers into electronic systems solutions for a given application. These OEMs therefore need to possess substantial system, sub-system and component-level design expertise to integrate discrete components into an advanced fully functional system and to drive their semiconductor suppliers’ roadmaps for future application requirements. This expertise is difficult and expensive for OEMs to maintain in-house. As electronic systems become more connected, and focused on receiving and processing a broader array of inputs and content types, the number of semiconductor sub-systems incorporated into an application solution is increasing significantly, requiring OEMs and their partners to have even more sophisticated integration teams in-house to develop their application solutions. Increasingly fewer companies have such skills, or the full breadth of expertise required. In addition, this partitioning of a system into analog and digital domains forces a designer to make compromises that sacrifice performance and capability and can add unnecessary cost.

The Need for High-Performance Mixed-Signal Solutions

Semiconductor suppliers offering system and sub-system solutions that combine analog and digital functionality into integrated mixed-signal solutions seek to help their customers overcome these challenges. High-Performance Mixed-Signal solutions are an optimized mix of analog and digital functionality integrated into a system or sub-system. These solutions are fine-tuned for a specific application or application function in order to meet the specific performance, cost, power, size and quality requirements of that application. High-Performance Mixed-Signal Solutions are increasingly desired by customers serving a broad range of applications, including automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing. The trend in electronic systems toward greater connectivity and mobility is accelerating the need for High-Performance Mixed-Signal solutions that incorporate RF capability. Low power consumption and overall energy efficiency are important attributes of these solutions and security considerations are also critical, given the sensitive data often being transmitted.

The challenges inherent in delivering High-Performance Mixed-Signal solutions make it such that few semiconductor companies are able to provide these solutions. Designing High-Performance Mixed-Signal solutions requires deep application insight, systems design capabilities, architect level customer relationships, a broad portfolio of both analog and digital technologies and an ability to develop sophisticated analog and mixed-signal process technologies. This expertise has historically only been developed by the largest and most sophisticated semiconductor companies, who have a deep understanding of the challenges that accompany analog design, miniaturization, integration, digital processors and systems solutions, and in developing and running specialty manufacturing processes at high volumes and yields.

The NXP Solution

We design and manufacture High-Performance Mixed-Signal semiconductor solutions to meet the challenging requirements of systems and sub systems in our target markets. We leverage what we believe is an increasingly uncommon combination of capabilities—our broad range of analog and digital technologies, applications insights, and world-class process technology and manufacturing capabilities—to provide our customers with differentiated solutions that serve their critical requirements. Our solutions enable our customers to realize improved power efficiency, functional performance, miniaturization, quality, durability and adaptability in their electronic systems and application solutions.

We deliver solutions to our customers in three primary ways, which enable us to support our customers throughout their products’ lifecycles:

1.	Early in an application systems’ life cycle and for low volume applications, we develop and deliver High-Performance Mixed-Signal application reference designs with our own and third-party products, and engineering notes that help our customers design their specific systems. In addition, we help our customers implement those designs by providing application architecture expertise and local engineering design-in support.

2.	As an application solution becomes more established and reaches sufficient sales volumes, we identify specific components that impede the achievement of leading-edge system performance and focus on designing application optimized High-Performance Mixed-Signal components to replace them.

3.	Finally, for high volume applications, with established standards and features, or where the cost/performance considerations are compelling, we integrate mixed-signal functionality on the silicon level, providing the highest level of features and performance and a cost reduction roadmap for our customers.

With our three step approach, many of our customers benefit from selecting us as a supplier early on in their products’ life cycles, as they avoid the need to fundamentally redesign their product platform between product generations. As a consequence, customers often engage with us early, which allows us to hone our understanding of their application requirements and future product roadmaps and become an integral component of their system design process.

Our Strengths

We believe we have a number of strengths that create the opportunity for us to be a leader in our target markets and applications. We believe that our key strengths include the following:

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Market-leading products. In 2009, approximately 68% of our High-Performance Mixed-Signal sales were generated by products for which we held the number one or number two market share position, and an additional 17% of our High-Performance Mixed-Signal sales were from product areas or businesses where we are an innovation leader in specific niche segments of the larger microcontroller, power analog and interface markets. In 2009, we held the number one or number two positions in key High-Performance Mixed-Signal markets that included virtually all of our identification application businesses, our CAN/LIN/FlexRay in-vehicle networking, car passive keyless entry and immobilizer, car radio businesses in automotive applications, and our high-performance RF and TV front-end products in wireless infrastructure and consumer applications. In our Standard Products business, we generated 80% of our sales in 2009 from products for which we held the number one or number two market share position, specifically in mobile speakers and receivers and small signal discretes products, including integrated discretes. Our products often represent critical components of our customers’ end products, and in many cases enable our customers to differentiate themselves based on feature performance, functionality, cost or time-to-market.

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Large base of experienced High-Performance Mixed-Signal engineers and strong intellectual property portfolio. We are a technology leader in our industry, with a strong innovation track record dating back more than 50 years. We have what we believe is one of the industry’s largest pools of experienced High-Performance Mixed-Signal engineers, with over 2,600 engineers with an average of 14 years of experience. Our technology leadership is supported by our focused investment of over $600 million per year in research and development. We have an extensive intellectual property portfolio of approximately 14,000 issued and pending patents covering the key technologies used in our target application areas, including RF, analog, power management, interface, security and digital processing.

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Deep applications expertise. We have built, and continue to build, deep insight into the component requirements and architectural challenges of electronic system solutions in automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. We have achieved this insight through our relationships with leading OEMs, as a former supplier of system-on-chip ICs for mobile handsets, cordless phones and consumer audio/video equipment, and through internal development efforts in our advanced systems lab. This application insight enables us to engage with market-shaping OEMs in the preliminary stages of their product development process, thereby allowing us to be early to market with new and innovative products. In addition, because of the complex nature of our application system solutions and the continuity we provide between successive generations of our customers’ products, once our products are designed into our customers’ product platforms, referred to as “design wins”, it is substantially more difficult for a competitor to displace us as a supplier; changing suppliers requires our customers to incur significant cost, time, effort and technology and product risk.

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Strong, well-established customer relationships. We have strong, well-established relationships with our customers, many of which are leaders in their respective industries. We directly engage with over 1,000 customer design locations worldwide, and our customers include almost every major automotive, identification, mobile handset, consumer electronics, mobile base station and lighting supplier in the world. For example, our top OEM customers, in terms of revenue, include Apple Inc. (“Apple”), Bosch Corporation (“Bosch”), Continental Automotive GmbH (“Continental”), Delphi Corporation (“Delphi”), Ericsson AB (“Ericsson”), Harman Becker Automotive Systems Inc. (“Harman Becker”), Huawei Technologies Co. Ltd (“Huawei”), Nokia Corporation (“Nokia”), Nokia Siemens Networks B.V. (“Nokia Siemens Networks”), Oberthur Technologies S.A. (“Oberthur”), Panasonic Corporation (“Panasonic”), Philips, Research In Motion Limited (“RIM”), Samsung Electronics Co. Ltd. (“Samsung”), Sony and Visteon Corporation (“Visteon”). A significant and increasing portion of our revenues are from products that are “designed-in” to our customers’ end products, resulting in close relationships with our customers’ design engineers. As part of the design-in process, we collaborate closely with our customers on product development, which we believe enhances our competitiveness by enabling us to anticipate our customers’ requirements and industry trends. We also serve over 30,000 customers through our distribution partners, including Arrow Electronics Inc. (“Arrow”), Avnet, Inc. (“Avnet”), Future Electronic Inc. (“Future”) and World Peace Industrial Co., Ltd. (“World Peace Group”). We have a powerful distribution channel and, based on 2009 data, believe we are the number two worldwide supplier of semiconductors (other than microprocessors) through distribution.

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Differentiated process technologies and competitive manufacturing. We focus our internal and joint venture wafer manufacturing operations on running a portfolio of proprietary specialty process technologies that enable us to differentiate our products on key performance features. We generally outsource wafer manufacturing in process technologies that are available at third-party wafer foundries when it is economical to do so. In addition, we increasingly focus our in-house manufacturing on our competitive 8-inch facilities, which predominantly run manufacturing processes in the 140 nanometer, 180 nanometer and 250 nanometer process nodes. We have developed a leading-edge portfolio of specialty manufacturing process technologies that enable us to differentiate our RF products (LDMOS, SiGe and BiCMOS process families), high-voltage power analog products (EZ-HV and HVDMOS families), automotive products (BCD-SOI and MR sensors process families), and products that leverage our non-volatile memory options in CMOS identification applications and microcontrollers. Our Standard Products business delivers manufacturing scale advantages and drives innovation in packaging technologies that are implemented across our entire product portfolio. Given our scale and operational performance in assembly and test, we achieve a significant cost advantage over outsourcing options in most package types by maintaining such operations in-house. In addition, control over these processes enables us to deliver better supply chain performance to our customers than our competitors who rely significantly on outsourcing partners. By concentrating our manufacturing activities in Asia and streamlining our operations through our Redesign Program, we believe we have a competitive manufacturing base.

•	Experienced management team with significant industry knowledge. We have a highly experienced management team with deep industry knowledge and a strong execution track record. The 12 members of our executive management team have an average of 24 years of experience in the high-tech industry. Since our separation from Philips, we strengthened our management team with six executives from outside our group who have strong change management track records in the industry.

NXP Repositioning and Redesign

Since our separation from Philips in 2006, we have significantly repositioned our business and market strategy. Further, in September 2008, we launched our Redesign Program to better align our costs with our more focused business scope and to achieve a world-class cost structure and processes. The Redesign Program was subsequently accelerated and expanded from its initial scope. Key elements of our repositioning and redesign are:

Our Repositioning

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New leadership team. Nine of the twelve members of our executive management team are new to the Company or new in their roles since our separation from Philips in 2006, and six of the twelve have been recruited from outside NXP. Prior to joining NXP, our chief executive officer and chief financial officer, Rick Clemmer and Karl-Henrik Sundström, played leading roles in programs that significantly enhanced the performance of their previous companies, Agere Systems Inc. (“Agere”) and Ericsson, respectively. Mike Noonen, our executive vice president of Sales, joined us from National Semiconductor Corporation (“National Semiconductor”), where he led global sales and marketing during a period of significant gross margin expansion. Chris Belden, our executive vice president of Operations, implemented the manufacturing redesign program of Freescale Semiconductor, Inc. (“Freescale”), formerly part of Motorola, Inc. (“Motorola”), between 2002 and 2005, that resulted in significant margin improvement. Ruediger Stroh joined us from LSI and previously Agere, where he helped to turn its hard disk-drive business into a market leader with strong profitability, and within NXP now manages our High-Performance Mixed-Signal businesses focused on identification applications. Alexander Everke came to NXP from Infineon Technologies AG (“Infineon”), where he led its global sales organization and helped to restructure the company’s go-to-market model while driving significant top-line growth and within NXP now manages our High-Performance Mixed-Signal businesses, focusing on wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

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Focus on High-Performance Mixed-Signal solutions. We have implemented our strategy of focusing on High-Performance Mixed-Signal solutions because we believe it to be an attractive market in terms of growth, barriers to entry, relative business and pricing stability, and capital intensity. Several transactions have been core to our strategic realignment and focus on High-Performance Mixed-Signal: in September 2007, we divested our cordless phone system-on-chip business to DSPG; in July 2008, we contributed our wireless activities to the ST-NXP Wireless joint venture (our stake in which was subsequently sold, with the business being renamed “ST-Ericsson”); and in February 2010, we merged our television systems and set-top box business with Trident. Our primary motivations for exiting the system-on-chip markets for wireless activities and consumer applications were the significant research and development investment requirements and high customer concentration inherent in these markets, which make these businesses less profitable and predictable than our High-Performance Mixed-Signal and Standard Products businesses. Over the same period, we significantly increased our research and development investments in the High-Performance Mixed-Signal applications on which we focus.

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New customer engagement strategy. We have implemented a new approach to serving our customers and have invested in significant additional resources in our sales and marketing organizations. In spite of the recent economic downturn, we hired over 100 additional field application engineers over the past year in order to better serve our customers with High-Performance Mixed-Signal solutions. We have also created “application marketing” teams that focus on delivering solutions that include as many suitable NXP components as possible in their system reference designs, which helps us achieve greater cross-selling between our various product lines, while helping our customers accelerate their time to market. With the increased number of application engineers and our applications marketing approach, we are able to engage with more design locations ranging from our largest, highest volume customers to the mid-size customers who typically have lower volumes but attractive margins.

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New market-oriented segments. On January 1, 2010, we reorganized our prior segments into two market-oriented business segments, High-Performance Mixed-Signal and Standard Products, and two other reportable segments, Manufacturing Operations, and Corporate and Other.

Our Redesign Program

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Streamlined cost structure. As a result of the expanded Redesign Program, approximately $650 million in annual savings have been achieved as of the quarter ended April 4, 2010, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless GmbH (which ultimately became ST-Ericsson). We expect to realize additional annual savings from further restructuring our manufacturing base, central research and development and support functions. We estimate the total costs of the accelerated and expanded Redesign Program to be no greater than $750 million. Since the beginning of the Redesign Program in September 2008 and through April 4, 2010, $519 million of cash restructuring costs related to the Redesign Program has been paid.

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Leaner manufacturing base. As a part of our Redesign Program, we have significantly reduced our overall manufacturing footprint, particularly in high cost geographies. Our current manufacturing strategy focuses on capabilities that differentiate NXP in terms of product features, process capabilities, cost, supply chain and quality. Accordingly, our wafer factory in Caen, France was sold in June 2009, our production facility in Fishkill, New York was closed in July 2009, ahead of schedule, and in January 2010, we closed part of our front-end manufacturing in Hamburg, Germany. We have also initiated process and product transfer programs from our ICN5 and ICN6 facilities in Nijmegen, the Netherlands, which are scheduled to close in 2010 and 2011, respectively. As a result, we will have reduced the number of our front-end manufacturing facilities from 14 at the time of our separation from Philips in 2006 to six by the end of 2011.

As a result of our repositioning and redesign activities, we believe we are well positioned to grow and benefit from improved operating leverage, focused research and development expenditures and an optimized manufacturing infrastructure.

Our Strategy

Our strategy is to be the leading provider of High-Performance Mixed-Signal solutions supported by a strong Standard Products business, addressing eight priority application areas. Key elements of this strategy are:

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Extend leadership in High-Performance Mixed-Signal markets. We intend to extend our leadership positions in providing High-Performance Mixed-Signal solutions for automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications by leveraging our industry-leading RF, analog, power management, interface, security and digital processing technologies. Based on a combination of external and internal sources, we estimate that the consolidated market size of these addressed High-Performance Mixed-Signal markets was $29.2 billion in 2009 and is expected to grow at a compounded annual growth rate of 15% from 2009 to 2012. We believe that our scale and significant level of research and development investments will enable our revenues to grow on an annual basis, during that same period, at approximately 1.4 times the growth rate of the specific High-Performance Mixed-Signal markets we address. In High-Performance Mixed-Signal markets where we already have a strong number one market leadership position, such as CAN/LIN/FlexRay in-vehicle networking, e-passports and most of our other identification businesses, we will continue to invest to extend our market positions and to outpace market growth in terms of revenue. In High-Performance Mixed-Signal markets where we are the leader, but with a smaller market share lead over our competition, such as car access and immobilizers, car radio, TV front-end and radio frequency identification, and in High-Performance Mixed-Signal markets where we are not the market share leader, we are investing to grow significantly faster than the market and improve our relative market positions. In addition, we have targeted investments in several attractive, emerging applications that represent significant future growth potential. We also support our Standard Products business with the investment levels required to sustain market share while focusing our investment on expanding our share of sales from higher gross margin products, thereby expanding the overall gross margin of the business.

•	Focus on significant, fast growing opportunities. We focus our business development efforts on what we believe to be the fastest-growing product opportunities and geographic markets.

We address four key macro growth trends in electronics: energy efficiency, mobility and connected mobile devices, security and healthcare. Examples of recent development activities targeting the need for greater energy efficiency are our compact fluorescent light (“CFL”) and LED lighting products, “green chip” high-efficiency AC-DC power conversion ICs for notebook adaptors, and optimized reference designs for smart metering solutions. Our new high-performance RF power amplifier products allow wireless network operators to expand network capacity with fewer base stations, our secure microcontrollers enable many new forms of mobile electronic payments, and our innovative magnetic induction radio enables implantable medical devices such as hearing aids.

We believe that we are strategically positioned to capture rapid growth in emerging markets through our strong position in Asia Pacific (excluding Japan), which represented 58% of our sales in 2009, compared to a peer average of 49% of sales. In particular, Greater China represented 40% of our sales in 2009.

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Deepen relationships with our key customers through our application marketing efforts. We intend to increase our market share by focusing on and deepening our relationships with our top OEM customers, electronic manufacturing service customers and distribution partners. We seek to do so by further growing the number of our field application engineers at our customers’ sites and by increasing product development work we conduct jointly with our lead customers.

Further, we intend to expand the number of applications addressed by our application marketing efforts which focus on developing reference designs, aligning long-term product roadmaps and allocating specific resources to provide customers with architecture level expertise and local application engineering support for those new applications. We believe that these teams will enable our customers to design leading-edge products by leveraging our deep application insight and the full breadth of our product portfolio.

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Improve and expand gross and operating margins. We continue to implement our comprehensive, multi-year operational improvement program aimed at accelerating revenue growth, expanding gross margin and improving overall profitability through better operational execution and streamlining our organizational cost structure. As a result of the expanded Redesign Program, approximately $650 million in annual savings have been achieved as of the quarter ended April 4, 2010, as compared to our annualized third quarter results for 2008, which was the quarter during which we contributed our wireless operations to ST-NXP Wireless. We expect to realize additional annual savings from further restructuring our manufacturing base, central research and development, and support functions. In addition, we continue to work on improving our manufacturing and supply chain performance, effectiveness in research and development, time-to-market of new products, product quality, customer service and working capital management.

Markets, applications and products

We sell two categories of products. The first category, High-Performance Mixed-Signal product solutions, accounted for 66% of our total product sales in 2009, excluding the divestiture of our television systems and set-top box business to Trident, and consists of highly differentiated application-specific High-Performance Mixed-Signal semiconductors and system solutions. We believe that High-Performance Mixed-Signal is an attractive market in terms of growth, barriers to entry, relative business and pricing stability and capital intensity. The second of our product categories, Standard Products, accounted for 29% of our total product sales in 2009, excluding the divestiture of our television systems and set-top box business to Trident, and consists of devices that can be incorporated in many different types of electronics equipment and that are typically sold to a wide variety of customers, both directly and through distributors. Manufacturing cost, supply chain efficiency and continuous improvement of manufacturing processes drive the profitability of our Standard Products. The remaining 5% of total product sales was generated by our NuTune joint venture and our NXP Software business.

High-Performance Mixed-Signal

We focus on developing products and system and sub-system solutions that are innovative and allow our customers to bring their end products to market more quickly. Our products, particularly our application system and sub-system solutions, help our customers design critical parts of their end products and thus help many of them to differentiate themselves based on feature performance, advanced functionality, cost or time-to-market.

We leverage our technical expertise in the areas of RF communications, analog, power management, interface, security technologies and digital processing across our priority applications markets. Our strong RF capabilities are utilized in our high performance RF for wireless infrastructure and industrial applications, television tuners, car security and entertainment products and contactless identification products. Our power technologies and capabilities are applied in our lighting products, AC-DC power conversion and audio power products, while our ability to design ultra-low power semiconductors is used in a wide range of our products including our consumer, mobile, identification and healthcare products and our microcontrollers. Our high-speed interface design skills are applied in our interface products business, and also in our high-speed data converter and satellite outdoor unit products. Security solutions are used in our identification, microcontroller, telematics and smart metering products and solutions. Finally, our digital processing capabilities are used in our Auto DSPs, the products leveraging our Coolflux ultra-low power DSPs, such as our mobile audio and hearing aid business and our microcontroller based products. In addition, digital processing knowledge is required to design High-Performance Mixed-Signal solutions that leverage other suppliers and digital processing products.

We focus on developing High-Performance Mixed-Signal solutions for automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing. The below table provides an overview of our key applications, the leading products we sell into those areas and our key customers and distribution partners.

	Automotive	Identification	Wireless infrastructure	Lighting	Industrial	Mobile	Consumer	Computing
Key applications	•Car access & immobilizers •In vehicle networking •Car entertainment •Telematics •ABS •Transmission/ throttle control •Lighting	•Secure identity •Secure transactions •Tagging & authentication	•Wireless base stations •Satellite •CATV infra •Radar	•CFL Lighting •LED Lighting •Back-lighting	•Smart metering •White goods & home appliances •Pachinko machines •Medical •Industrial •ATE	•Mobile handset •Portable power supplies •Hearing aids	•TV •Satellite, Cable, Terrestrial and IP Set-top boxes •Satellite outdoor units	•Monitor •Power supplies •Personal computer television

Selected market leading positions	•#1 CAN/LIN/FlexRay in-vehicle networking •#1 passive keyless entry and immobilizers •#1 car radio •#3 magnetic sensors	•#1 e-Government •#1 Transport & Access management •#3/4 Banking •#1 NFC •#1 Radio frequency identification	•#2 HP RF	•Strong in lighting drivers	•Leader in 32-bit ARM micro-controllers	•#2 Digital Logic	•#1 TV and set-top-box tuners	•Leader in notebook AC-DC power adaptors •Top 3 in interface, leader in specific niches

Key OEM customers	•Alpine •Bosch •Bose •Clarion •Continental •Daewoo •Delphi •Harman/ Becker •Hella •Hyundai •Johnson Controls •Magneti Marelli •Mitsubishi •Panasonic •Sony •Valeo •Visteon	•Assa Abloy •Bundesdruckerei •Comvision •Gemalto •Giesecke & Devrient •Nokia •Oberthur •Sagem •Samsung •SDU Identification •Sony •SPSL •Smartrac •Yuban	•Alcatel Lucent •Ericsson •Huawei •LGE •Motorola •Nokia Siemens Networks •Samsung •ZTE	•B&S Baishi •FEIT •Panasonic •Philips •Sharp •TCP	•Bosch •Diehl •Emerson •Haier •ISKRAE- MECO •Landis & Gyr •LGE •Midea •Panasonic •Philips •Rhode & Schwartz •Samsung •Schneider Electric •Siemens •Whirlpool	•Apple •Creative •SEMC •Motorola •Nokia •RIM •Samsung	•Changhong •Cisco •DirecTV •FTY 8800 •Humax •LGE •Motorola •Pace •Panasonic •Philips •Sagem •Samsung •Sharp •Sony •Technicolor •TCL	•Apple •Asustek •Chicony •Dell •Delta •HP •IBM •LiteOn •Samsung •TPV Technology Ltd. •VICOR

The customers listed above represent key OEM customers based on three criteria: (1) top ten OEM customers (if ten customers meet the criteria) in terms of sales in 2009 in the specific application market with sales of at least $3 million, plus any customer with sales of over $10 million in that market, (2) top ten existing OEM customers (if ten customers meet the criteria) in terms of realized and targeted design wins in 2010 in that application market with a minimum design win value of $5 million, and (3) if such customers do not qualify under the first two criteria, our top overall OEM customers, as listed earlier under the heading “—Our Strengths”, in product markets that are core to their business and where we have continuing business with them.

Key distributors across these applications are Arrow, Avnet, Future, and World Peace Group. These distributors represent our top four distributors in terms of sales in 2009. In addition, our three catalog and web-based distributors, Digi-key, Mouser, Premier Farrell, are included based on their strategic positions, as they engage early with all of our customers, thereby enabling us to engage early with customers with whom we may not have direct relationships. Also, because of their internet presence and focus, they are the fastest growing segment of distribution and our fastest growing distributors.

Automotive. In the automotive market we are a leader in in-vehicle networking car passive keyless entry and immobilization and car radio and car audio amplifiers, a strong technology position in magnetic sensors and an emerging business in telematics.

In the CAN/LIN/FlexRay in-vehicle networking market, we are the market leader, having played a defining role in setting the CAN/LIN and more recently FlexRay standards. We are a leading supplier to major OEMs and continue to drive new system concepts, such as partial networking for enhanced energy efficiency. In the car access and immobilizers market, we lead the development of new passive keyless entry/start and two-way key concepts with our customers and, as a result, we are a key supplier to almost all car OEMs for those products. We are the market leader in AM/FM car radio chip sets. Our leadership in mid- and high-end car radio is driven by excellent reception performance, whereas in the low-end and after-market car radio, our leadership is driven by our one-chip radio solutions that offer ease of implementation and low cost of ownership. In digital reception, we have developed multi-standard radios based on our software-defined radio implementation. In addition, we provide class-AB and class-D audio amplifiers and power analog products for car entertainment. In telematics, we have developed a complete and secure systems solution for implementation in car on-board units, which we supply in a module that is small in size and delivers good performance. We leverage our proprietary processes for automotive, high-voltage RF and non-volatile processes as well as our technology standards and leading edge security IP developed by our identification business, to deliver our automotive solutions. We are compliant with all globally relevant automotive quality standards (such as ISO/TS16949 and VDA6.3) and we have reduced our defective parts per million rate from two to one over the past four years.

For the full year 2009 and the first quarter of 2010, we had High-Performance Mixed-Signal revenues of $616 million and $228 million in automotive applications, respectively. Strategy Analytics estimates the total market for automotive semiconductors was $16.5 billion in 2009, and projects it will grow at a compounded annual growth rate of 16% between 2009 and 2012. According to Strategy Analytics, we were the fifth largest supplier of automotive semiconductors worldwide in 2009, and we have increased our market share from 5.8% in 2005 to 6.4% in 2009.

Identification. We are the market leader in contactless identification ICs and a leader in the overall contact and contactless identification chip market.

We address all segments of the market, except for the commodity SIM market, and have leading positions in e-government, transportation and access management, smart card readers, and radio frequency identification tags and labels. For example, we supply to approximately 85% of worldwide e-passport projects, and our MIFARE product is used in over 70% of the public transport systems that have adopted electronic ticketing. We have led the development and standard setting of near field communications, which is an emerging standard for secure short-range connectivity that has been established to enable secure transactions between mobile devices and point-of-sale terminals or other devices, and are pursuing the fast-growing product authentication market. Our leadership in the identification market is based on the strength of our security, end-to-end system contactless read speed performance, our ability to drive new standard settings and the breadth of our product portfolio. Key growth drivers will be the adoption of new security standards in existing smart card markets, the implementation of security ICs in a range of devices to enable secure mobile transactions and product authentication, and the increase in new radio frequency identification applications such as supply chain management.

For the full year 2009 and the first quarter of 2010, we had High-Performance Mixed-Signal revenues of $381 million and $135 million in identification applications, respectively. According to iSuppli research for smart cards and ABI for radio frequency identification, the market size for identification ICs was $2.2 billion in 2009, and is expected to grow at a compounded annual rate of 13% to $3.1 billion in 2012.

Wireless infrastructure, lighting and industrial. We have leading market positions in high-performance radio frequency solutions and 32-bit ARM microcontrollers, a strong portfolio of lighting drivers and an emerging business in high-speed data converters. Our overall revenues in these businesses were $371 million in 2009 and $131 million in the first quarter of 2010.

Our leading high-performance radio frequency products mainly provides RF front-end solutions for markets, such as mobile base stations, satellite and CATV infrastructure and receivers, industrial and medical applications, and to a lesser extent addresses the military and aerospace markets. We have a leading position in Power Amplifiers and a top 3 position in Small Signal RF discretes and RF ICs for consumer electronics and cable television infrastructure, while we have emerging businesses in RF ICs for mobile base stations, monolithic microwave ICs (“MMICs”) and low noise amplifiers (“LNAs”). Our leadership is based on our world-class proprietary RF process technologies and technology advancements that drive overall system performance, such as power scaling in mobile base stations. We are engaged with the majority of the largest customers in mobile base stations and in several other application areas. Key growth drivers for our high-performance RF business include infrastructure build-outs driven by the substantial growth in mobile data use and digital broadcast adoption, infrastructure development of developing countries, including China, new radar implementations, and our expansion into new product markets such as mobile base station RF ASICs, and wireless communications infrastructure MMICs and LNAs. iSuppli estimates the market for RF and microwave components, excluding handsets, computing and automotive, which we believe corresponds best with the high-performance RF market, to be $1.6 billion in 2009. iSuppli projects this market to grow at a compounded annual growth rate of 10% to $2.1 billion in 2012.

In lighting, we are the leader in high-intensity discharge drivers, have a strong position in CFL drivers and have an emerging position in LED drivers. In CFL, we are helping to create an entirely new market for lighting ICs by developing a dimmable CFL lighting driver that replaces existing solutions based on discrete components. Our solution allows midsize lighting OEMs and ODMs to eliminate most of the quality issues that have historically plagued CFL light bulbs, while offering a smaller form factor and new features, such as deep dimming and fast start-up time. Our strength in lighting ICs is based on our leading-edge high-voltage power analog process technologies and system optimization concepts, such as our patented technology to develop sensors-less temperature-controlled LED drivers. According to Datapoint Research (2010), the lighting control and power supply/output IC market (excluding microcontrollers) will grow from $0.6 billion in 2009 to $1.2 billion in 2012, which corresponds to a 26% compounded annual growth rate. The lighting IC market is a high growth market, partly driven by government regulations around the world that ban or discourage the use of incandescent light bulbs and encourage or mandate CFL and LED lighting solutions and by energy-savings conscious customers.

In microcontrollers, we are a leader in multi-purpose 32-bit ARM microcontrollers serving a broad array of applications, including smart metering, white goods, home appliances and various industrial applications. ARM processor cores have been gaining momentum in the general purpose MCU market during the past few years, including in 2008. The ARM-based 32-bit MCU market grew at a compounded annual growth rate of 37% between 2006 and 2008 compared to an overall annual 32-bit market growth of 8%, according to Gartner Dataquest. Our competitive advantage is based on our strategic relationship with ARM, which often makes us the launching partner for its new ARM microcontroller cores, our rich portfolio of analog and security IP, which we integrate with the ARM core into a family of microcontroller products, and our distribution leverage based on our ability to offer a full microcontroller software development kit on a USB stick for approximately $30, compared to traditional software development kits which cost hundreds to thousands of dollars. Our latest ARM Cortex M0-based product achieves pricing levels that places it squarely in competition with 8-bit microcontrollers, while offering better performance in terms of processing speed and system power consumption. This should start expanding the addressable market for 32-bit ARM microcontrollers at the expense of 8-bit ARM microcontrollers. Gartner Dataquest estimates the market for 32-bit microcontrollers to be $3.4 billion in 2009, and expects a compounded annual growth rate of 15% between 2009 and 2012.

In high-speed data converters, we have developed a high-performance 14/16-bit data converter platform, and were the first to implement the JEDEC high-speed digital serial interface in our products. Our innovative data converter solutions enable our customers to achieve significant breakthroughs in system performance, size and cost reduction, and time-to-market. Due to our strength in small-signal RF products, RF power amplifiers and high-speed data converters, we are unique in covering all component markets involved in designing RF front-end solutions for the wireless communications infrastructure market. Beyond this market segment, our high-speed data converters can be used in a broad range of industrial equipment designs, including medical imaging. iSuppli projects the market for data converters for industrial and mobile communications infrastructure to grow at a compounded annual growth rate of 14% between 2009 to 2012, from $0.52 billion to $0.77 billion.

Mobile, Consumer and Computing. We are the market leader in TV front-end solutions, a top three supplier in the fragmented interface market and a leader in digital logic. In addition, we have strong positions in selected niche segments of AC-DC power conversion and personal healthcare markets. We are engaged in development activities and standard setting initiatives with many of the innovation leaders in each of these markets. Our overall High-Performance Mixed-Signal revenues in these businesses were $643 million and $201 million in 2009 and in the first quarter of 2010, respectively.

We have a leading position in high efficiency AC-DC power conversion ICs for notebook personal computers (our “green chip” solutions), and are expanding our offering into mobile device chargers. Our strength in AC-DC power conversion is based on our leading edge high-voltage power analog process technologies and engineering capabilities in designing high efficiency power conversion products. Due to worldwide conservation efforts, many countries, states and local governments have adopted regulations that increase the demand for higher power efficiency solutions in computing and consumer applications, especially in power conversion. According to iSuppli, the market for power analog ICs for battery chargers for data processing and portable devices is expected to grow at a compounded annual rate of 16%, from $0.42 billion in 2009 to $0.65 billion in 2012.

Our TV front-end products are used in the TV reception and tuning sub-systems of televisions and set-top boxes. We are the leader in the mature markets for IF and MOPLL IC products, which are placed into traditional CAN tuner modules, and the growing market for silicon tuner products, which are replacing CAN tuners. In addition, we are pursuing new businesses such as digital outdoor units and full spectrum radio solutions. Our market strengths are our specialty RF process technology, decades of experience in designing tuners that work under all broadcasting standards and conditions across the world, and our innovations in new broadcasting standards. Key growth drivers for our products in these markets include the adoption of silicon tuners by TV manufacturers, penetration of new broadcast standards such as DVB-T2, DVC-C2 and DOCSIS 3.0, and the adoption of multi-tuner applications. With the transition of outdoor satellite units from analog to digital, we are succeeding in replacing incumbent suppliers in those solutions, and we expect customers in the United States to start adopting wide spectrum reception solutions. We estimate the market for silicon tuners and TV front-end products to grow at a compounded annual growth rate of 6% between 2009 and 2012, from $0.61 billion to $0.72 billion, according to an internal company model that takes into account a declining market for ICs incorporated in CAN tuners and a growing market for silicon tuners, outdoor units and full spectrum radios.

The interface products market is highly fragmented with niche markets around each of the established interface standards, where overall we are a top 3 player. Our products address 11 of the 17 interface standards segments that we define to encompass the interface products market and we serve various applications across the mobile, computing, pachinko, e-metering and automotive markets. We have broad product portfolios in five of our 11 addressed interface segments, being UARTs and bridges, I2C and SPI LED controllers, low power real-time clocks and watch ICs, HDMI switches and transceivers, and display port multiplexers. Our core competencies are the design of high speed interfaces, high voltage design needed for LED and LCD drivers, ultra low power design for real-time clocks and watch ICs, and our ability to engage with leading OEMs in defining new interface standards and product designs. While we engage with leading OEMs to drive our innovation roadmaps, we generate the majority of our revenues by subsequently selling these products to a very broad customer base, which we serve through our distribution channel. Key growth drivers will be the adoption rate of new high-speed interface standards such as display port, and LED, smart meter and display card market growth. Specifically, in display port, we are engaged in development activities and standard setting initiatives with many of the innovation leaders in this market. iSuppli projects the interface products market to grow at an 13% compounded annual rate between 2009 and 2012, from a revenue base of $2.0 billion in 2009 to $2.9 billion in 2012.

We have a leading digital logic components business, which we leverage in a large number of our High-Performance Mixed-Signal solutions. We offer several product families for low-voltage applications in communication equipment, personal computers, personal computer peripherals and consumer and portable electronics. Our 3V and 5V CMOS families hold a leading share of the logic market. We are currently expanding the higher margin product range in this business by expanding, among others, our switches and translators (or custom logic) portfolio and optimizing our manufacturing. Gartner Dataquest sizes this market at $1.3 billion in 2009, estimated to grow to $1.8 billion in 2012, which corresponds to a compounded annual growth rate of 12%.

In addition, we have two emerging product development areas, one focused on developing ICs for personal healthcare applications and the other focused on the mobile audio market. Currently, our personal healthcare revenues are generated by our hearing aid products, which leverage our proprietary ultra low power Coolflux DSP, our low power audio IC design capabilities and our magnetic induction radio technology. We design customer-specific ICs for major hearing aid OEMs, and many of these customers fund our product development efforts. Our mobile audio business leverages many of the same core technologies and competencies, where we work closely with a number of large smart phone OEMs to define audio chips with increasing levels of silicon integration. In addition, our mobile audio business develops signal conditioning ICs for MEMS microphones and other sensor-based products supplied by our sound solutions business, which is part of our Standard Products business.

Standard Products

Our Standard Products business supplies a broad range of standard semiconductor components, such as small signal discretes, power discretes and integrated discretes, and mobile device speakers and receivers, which we largely produce in dedicated in-house high-volume manufacturing operations. Our small signal and power discretes businesses offer a broad portfolio of standard products, using widely-known production techniques, with characteristics that are largely standardized throughout the industry. Our Standard Products are often sold as separate components, but in many cases, are used in conjunction with our High-Performance Mixed-Signal solutions, often within the same subsystems. Further, we are able to leverage customer engagements where we provide standard products devices, as discrete components, within a system to identify and pursue potential High-Performance Mixed-Signal opportunities.

Our products are sold both directly to OEMs as well as through distribution, and are primarily differentiated on cost, packaging type and miniaturization, and supply chain performance. Alternatively, our sounds solutions and integrated discretes businesses offer “design-in” products, which require significant engineering effort to be designed into an application solution. For these products, our efforts make it more difficult for a competitor to easily replace our product, which makes these businesses more predictable in terms of sales and pricing than is typical for standard products. The products we “design-in” represented approximately 45% of our Standard Products business in 2009. Our key product applications, markets and customers are described in the table below.

	Sound Solutions	Integrated Discretes	Discretes
Key applications	• Mobile device speakers and receivers • MEMS microphones	• ESD protection devices	• SS Transistors and Diodes • SS MOS • Power MOS • Bipolar Power Transistors • Thyristors • Rectifiers

Key product markets	• Mobile handsets • Notebooks and Netbooks	• Mobile handsets • Personal computers • Consumer electronics	• All applications

Key OEM and electronic manufacturing services (EMS) customers	• Apple • Dell • Nokia • RIM • Samsung • Sony Ericsson	• Apple • Dell • Hewlett Packard • LG • Nokia • Samsung • Sony Ericsson • TCL	• Asus • Bosch • Continental • Delta • Foxconn • Philips • Samsung

The customers listed above represent our largest OEM and electronic manufacturing services customers based on 2009 sales in the specified key product markets. For Sound Solutions, the list includes our top five mobile handset customers and our largest personal computers customer. For Integrated Discretes, it includes our top four mobile handset customers, our top two OEM customers who use our products in consumer applications and our top two personal computers customers. For Discretes, the list includes all our OEM and EMS customers with sales of over $10 million.

Key distributors across these applications are Arrow, Avnet, Future and World Peace Group. These distributors represent our top four distributors in terms of sales in 2009. In addition, our three catalog and web-based distributors, Digi-key, Mouser, Premier Farrell, are included based on their strategic positions, as they engage early with all of our customers, thereby enabling us to engage early with customers with whom we may not have direct relationships. Also, because of their internet presence and focus, they are the fastest growing segment of distribution and our fastest growing distributors.

In 2009 and the first quarter of 2010, our Standard Products business generated net sales of $891 million and $279 million, respectively. According to iSuppli, the market for discretes, excluding RF & Microwave, is expected to grow at a compounded annual rate of 16%, from $13.4 billion in 2009 to $21.2 billion in 2012. We estimate, based on internal company estimates, the market for our sound solutions business to be approximately $1.4 billion in 2009, growing to $2.0 billion in 2012, which corresponds to a compounded annual growth rate of 13%. The sound solutions market consists of a $1.2 billion mobile and computing speakers and receivers market and a fast growing MEMS microphone market, which we estimate will grow from $0.16 billion in 2009 to $0.7 billion in 2012, which corresponds to a compounded annual growth rate of 64%.

Sound Solutions. Our deep acoustics know-how and miniaturization skills, developed over decades through our collaboration with our largest customers in designing mobile speakers and receiver solutions, enable us to be an innovation leader in this market. Our high-volume, reliable manufacturing operations deliver the cost leadership and supply chain performance we believe is required to make us the market leader in mobile sound solutions and we believe position us well to become a leading supplier in the notebook and emerging netbook market. In 2009, we were the global market leader in mobile phone handset speakers and receivers, and we are building a new business in MEMS microphones with the support of a large handset OEM. We are also further expanding our customer base in mobile handsets, and are starting to address the personal computer market with our products.

Integrated Discretes. We are a strong supplier of integrated discretes and modules, which are used for interface signal conditioning, filtering and ESD protection in mobile phones, consumer and computing applications. Our system know-how for support in application design-in efforts, our proprietary IP and our volume manufacturing capabilities distinguish us from our competitors. Given the greater IP and product design efforts involved in this business, gross margins earned are typically higher than in discrete components. We are currently broadening our customer base in mobile phone OEMs, and are developing products to address the consumer and computing markets.

Discretes. We are the number two global supplier of small-signal discretes according to iSuppli, with one of the broadest product portfolios in the industry. We have been gaining market share in small signal transistors and diodes over the past few years due to our strong cost competitiveness, supply chain performance, leverage of our OEM relationships and a broadening portfolio. We are focusing on expanding our share of higher margin products in this business. In addition, we are also building a small signal MOSFET product line, which leverages our small signal transistors and diodes packaging operations and strong customer relationships. In addition to our small signal discretes products, we have a Power MOSFET product line, which is focused on the low-voltage segment of the market. The majority of our sales in Power MOSFETs are to automotive customers. We have recently introduced a new range of general purpose Power MOSFET products in our Trench 6 manufacturing process, and our automotive sales have begun to rebound from the low levels experienced in the first half of 2009 due to the economic recovery. Finally, we have small bipolar power, thyristor and rectifier product lines, which are focused on specific applications, such as white goods and lighting, and are sold as part of our overall High-Performance Mixed-Signal application solutions.

Other Products

We also sell CAN tuners through our joint venture NuTune and software solutions for mobile phones through our “NXP Software” business.

Our NuTune joint venture with Technicolor was created in September 2008 and is headquartered in Singapore. NuTune produces CAN tuner modules for all segments related to broadcast transmission.

The NXP Software solutions business develops audio and video multimedia solutions that enable mobile device manufacturers to produce differentiated hand held products that enhance the end-user experience. Our software has been incorporated into over 650 million mobile devices produced by the world’s leading mobile device manufacturers.

Manufacturing

We manufacture integrated circuits and discrete semiconductors through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors. Our manufacturing operations primarily focus on manufacturing and supplying products to our High-Performance Mixed-Signal and Standard Products businesses. We manage our manufacturing assets together through one centralized organization to ensure we realize scale benefits in asset utilization, purchasing volumes and overhead leverage across businesses.

In addition, on a limited basis, we also produce and sell wafers and packaging services to our divested businesses (currently Trident, ST-Ericsson and DSPG) in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

The main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments. However, we also derive external revenues and costs from sales from wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline. We currently have three agreements relating to servicing our divested businesses. The term of the agreements in each case is three years. Our agreement with DSPG expires in December 2010 (although we have an ongoing obligation to supply services relating to certain specialty processes until December 2014), our agreement with ST-Ericsson expires in August 2011 and our agreement with Trident expires in January 2013. Assuming the full contracted utilization under these agreements until their respective expirations, our Manufacturing Operations segment currently has the capacity to support approximately 12% of additional annual sales for our High-Performance Mixed-Signal businesses. In the future, we expect to outsource an increased part of our internal demand for wafer foundry and packaging services to third-party manufacturing sources in order to increase our flexibility to accommodate increased demand mainly in our High-Performance Mixed-Signal and to a lesser extent in Standard Products businesses.

The manufacturing of a semiconductor involves several phases of production, which can be broadly divided into “front-end” and “back-end” processes. Front-end processes take place at highly complex wafer manufacturing facilities (called fabrication plants or “wafer fabs”), and involve the imprinting of substrate silicon wafers with the precise circuitry required for semiconductors to function. The front-end production cycle requires high levels of precision and involves as many as 300 process steps. Back-end processes involve the assembly, test and packaging of semiconductors in a form suitable for distribution. In contrast to the highly complex front-end process, back-end processing is generally less complicated, and as a result we tend to determine the location of our back-end facilities based more on cost factors than on technical considerations.

We primarily focus our internal and joint venture wafer manufacturing operations on running proprietary specialty process technologies that enable us to differentiate our products on key performance features, and we generally outsource wafer manufacturing in process technologies that are available at third-party wafer foundries when it is economical to do so. In addition, we increasingly focus our in-house manufacturing on our competitive 8-inch facilities, which predominantly run manufacturing processes in the 140 nanometer, 180 nanometer and 250 nanometer process nodes, and have concentrated the majority of our manufacturing base in Asia. This focus increases our return on invested capital and reduces capital expenditures.

Our front-end manufacturing facilities use a broad range of production processes and proprietary design methods, including complementary metal on silicon oxide semiconductor (CMOS), bipolar, bipolar CMOS (BiCMOS) and double-diffused metal on silicon oxide semiconductor (DMOS) technologies. Our wafer fabs produce semiconductors with line widths ranging from 140 nanometers to 3 microns for integrated circuits and 0.5 microns to greater than 4 microns for discretes. This broad technology portfolio enables us to meet increasing demand from customers for system solutions, which require a variety of technologies.

Our back-end manufacturing facilities test and package many different types of products using a wide variety of processes. To optimize flexibility, we use shared technology platforms for our back-end assembly operations. Most of our assembly and test activities are maintained in-house, as internal benchmarks indicate that we achieve a significant cost advantage over outsourcing options due to our scale and operational performance. In addition, control over these processes enables us to deliver better supply chain performance to our customers, providing us with a competitive advantage over our competitors who rely significantly on outsourcing partners. Finally, a number of our High-Performance Mixed-Signal products enjoy significant packaging cost and innovation benefits due to the scale of our Standard Products business, which manufactures tens of billions of units per year.

The following table shows selected key information with respect to our major front-end and back-end facilities:

Site	Ownership	Wafer sizes used	Linewidths used (vm)	Technology
			(Microns)
Front-end
Singapore(1)	61.2%	8”	0.14-0.25	CMOS
Jilin, China(2)	60%	5”	>4	Bipolar
Nijmegen, the Netherlands	100%	8”	0.14-0.80	CMOS, BiCMOS, LDMOS
Nijmegen, the Netherlands(3)	100%	6”	0.50-3.0	CMOS
Nijmegen, the Netherlands(4)	100%	5”	1.0-3.0	Bipolar, BCDMOS
Nijmegen, the Netherlands	100%	4”	0.5-3.0	RF processes
Hamburg, Germany	100%	6”/8”	0.5-3.0	Discretes, Bipolar
Manchester, United Kingdom	100%	6”	0.5	Power discretes

Back-end(5)
Kaohsiung, Taiwan	100%	—	—	Leadframe-based packages and ball grid arrays
Bangkok, Thailand	100%	—	—	Low-pin count leadframes
Hong Kong, China	100%	—	—	Pilot factory discrete devices
Guangdong, China	100%	—	—	Discrete devices
Seremban, Malaysia	100%	—	—	Discrete devices
Cabuyao, Philippines	100%	—	—	Power discretes, sensors and RF modules processes

(1)	Joint venture with TSMC; we are entitled to 60% of the joint venture’s annual capacity.
(2)	Joint venture with Jilin Sino-Microelectronics Co. Ltd.; we own 60% of the joint venture’s annual capacity.
(3)	Announced to close in 2011.
(4)	Announced to close in the second half of 2010.
(5)	In back-end manufacturing we entered into a joint venture with ASE in Suzhou (ASEN), in which we currently hold a 40% interest.

We use a large number of raw materials in our front- and back-end manufacturing processes, including silicon wafers, chemicals, gases, lead frames, substrates, molding compounds and various types of precious and other metals. Our most important raw materials are the raw, or substrate, silicon wafers we use to make our semiconductors. We purchase these wafers, which must meet exacting specifications, from a limited number of suppliers in the geographic region in which our fabrication facilities are located. At our wholly owned fabrication plants, we use raw wafers ranging from 4 inches to 8 inches in size, while our joint venture plants use wafers ranging from 5 inches to 8 inches. In addition, our SSMC wafer fab facility, which produces 8 inch wafers, is jointly owned by TSMC and ourselves. We are leveraging our experience in that fab facility in optimizing our remaining wholly owned Nijmegen and Hamburg wafer fabs. Our other two remaining fabs are small and are focused exclusively on manufacturing power discretes. Emerging fabrication technologies employ larger wafer sizes and, accordingly, we expect that our production requirements will in the future shift towards larger substrate wafers.

We typically source our other raw materials in a similar fashion as our wafers, although our portfolio of suppliers is more diverse. Some of our suppliers provide us with materials on a just-in-time basis, which permits us to reduce our procurement costs and the negative cash flow consequences of maintaining inventories, but exposes us to potential supply chain interruptions. We purchase most of our raw materials on the basis of fixed price contracts, but generally do not commit ourselves to long-term purchase obligations, which permits us to renegotiate prices periodically.

In addition to our semiconductor fabrication facilities, we also operate certain non-semiconductor manufacturing plants, which produce mobile speakers for our sound solutions business and CAN tuners for our NuTune joint-venture with Technicolor.

Sales, Marketing and Customers

We market our products worldwide to a variety of OEMs, ODMs, contract manufacturers and distributors. We generate demand for our products by delivering High-Performance Mixed-Signal solutions to our customers, and supporting their system design-in activities by providing application architecture expertise and local field application engineering support. We have 40 sales offices in 22 countries.

Our sales and marketing teams are organized into six regions, which are EMEA (Europe, the Middle East and Africa), the Americas, Japan, South Korea, Greater China and Asia Pacific. These sales regions are responsible for managing the customer relationships, design-in and promotion of new products. We seek to further expand the presence of application engineers closely supporting our customers and to increase the amount of product development work that we can conduct jointly with our leading customers. Our web-based marketing tool is complementary to our direct customer technical support.

Our sales and marketing strategy focuses on deepening our relationship with our top OEMs and electronic manufacturing service customers and distribution partners and becoming their preferred supplier, which we believe assists us in reducing sales volatility in challenging markets. We have long-standing customer relationships with most of our customers. Our 10 largest direct customers are Apple, Bosch, Continental, Delphi, Ericsson, Nokia, Nokia Siemens Networks, Panasonic, Philips and Samsung. When we target new customers, we generally focus on companies that are leaders in their markets either in terms of market share or leadership in driving innovation. We also have a strong position with our distribution partners, being the number two semiconductor supplier (other than microprocessors) through distribution worldwide. Our key distribution partners are Arrow, Avnet, Digi-Key, Future, Mouser, Premier Farnell and World Peace Group.

Based on total sales during 2009, excluding the divestiture of our television systems and set-top box business lines to Trident, our top 40 direct customers accounted for 51% of our of our total sales, our ten largest direct customers accounted for approximately 31% of our total sales and no customer represented more than 10% of our total sales. We generated approximately 18% of our total sales through our four largest distribution partners, and another 10% with our other distributors.

Our sales and marketing activities are regulated by certain laws and government regulations, including antitrust laws, legislation governing our customers’ privacy and regulations prohibiting or restricting the transfer of technology to foreign nationals and the export of certain electronic components that may have a military application. For example, we are required to obtain licenses and authorizations under the U.S. Export Administration Regulations and the International Traffic in Arms Regulations, in order to export some of our products and technology. Further, some of our products that contain encrypted information are required to undergo a review by the Bureau of Industry and Security of the U.S. Department of Commerce prior to export. While we believe that we have been and continue to be in compliance with these laws and regulations, if we fail to comply with their requirements, we could face fines or other sanctions. We do not believe any such fines or sanctions would be material to our business. In addition, we do not believe that such laws and government regulations impact on the time-to-market of our products. However, any changes in export regulations may impose additional licensing requirements on our business or may otherwise impose restrictions on the export of our products.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new High-Performance Mixed-Signal semiconductor solutions where we see significant opportunities for growth. We target applications that require stringent overall system and subsystem performance. As new and challenging applications proliferate, we believe that many of these applications will benefit from our solutions. We have assembled a team of highly skilled semiconductor and embedded software design engineers with expertise in RF, analog, power management, interface, security and digital processing. As of April 4, 2010, we had approximately 3,200 employees in research and development, of which over 2,600 support our High-Performance Mixed-Signal businesses and approximately 300 support our Standard Products businesses. Our engineering design teams are located in India (Bangalore), China (Beijing, Shanghai), the United States (San Jose, San Diego, Tempe, Bellevue), France (Caen, Suresnes, Sophia Antipolis), Germany (Hamburg, Dresden, Villingen), Austria (Gratkorn, Vienna), the Netherlands (Nijmegen, Eindhoven), Hong Kong, Singapore, the UK (Hazelgrove, Southampton), Switzerland (Zurich) and Belgium (Leuven). Our research and development expense was $777 million in 2009, 53% of which related to our High-Performance Mixed-Signal businesses, and we expect to incur approximately $625 million of research and development expenses in 2010, 80% of which is expected to relate to our High-Performance Mixed-Signal businesses. Our research and development investments in High-Performance Mixed-Signal have more than doubled between 2006 and 2010.

Largely as a result of our scale and the level of our investments in research and development, we have achieved a significant number of market leadership positions and are able to extend those positions. In High-Performance Mixed-Signal markets where we already have a strong number one market leadership position, such as CAN/ LIN/-FlexRay in-vehicle networking, e-passports and most of our other identification businesses, we invest in research and development to extend our market position and to outpace market growth. In High-Performance Mixed-Signal markets where we are the leader, but with a smaller market share lead over our competition, such as car access and immobilizers, car radio, TV front-end and radio frequency identification, and in High-Performance Mixed-Signal markets where we are not the market share leader, we are investing in research and development to grow significantly faster than the market and improve our relative market position. In addition, we are investing to build or expand leading positions in a number of promising, high growth markets such as AC-DC power conversion, CFL and LED lighting drivers, 32-bit ARM microcontrollers, hearing aids and integrated mobile audio solutions. Finally, we invest around 3% of our total research and development expenditures in research activities that develop fundamental new technologies or product categories that could contribute significantly to our company growth in the future. Examples of current developments include biosensors and MEMS oscillators.

We annually perform a fundamental review of our business portfolio and our related new product and technology development opportunities in order to decide on changes in the allocation of our research and development resources. For products targeting established markets, we evaluate our research and development expenditures based on clear business need and risk assessments. For break-through technologies and new market opportunities, we look at the strategic fit and synergies with the rest of our portfolio and the size of the potential addressable market. Overall, we allocate our research and development to maintain a healthy mix of emerging, growth and mature businesses.

Alliances and Investments

We participate in a number of strategic alliances with respect to technology development and manufacturing. These alliances are an important part of our manufacturing strategy, since they permit us to reduce fixed costs associated with manufacturing and development activities and to share research and development expenses with third parties. In addition, we leverage strategic partnerships to develop software for our products. Our major alliances are set out below:

Systems on Silicon Manufacturing Company Pte. Ltd.

SSMC, based in Singapore, was established in 1998 as a joint venture among us, TSMC and EDB Investments Pte. Ltd. (“EDB”), an entity of the Economic Development Board of Singapore. We hold a 61.2% stake in SSMC. SSMC is a leading manufacturer of CMOS-based semiconductors, using process technologies to make wafers with line widths down to 140 nanometers. SSMC is one of the larger eight-inch CMOS wafer fabs in the industry.

We use SSMC to augment our wholly owned eight-inch wafer CMOS capability. We presently make use of approximately 85% of our entitlement to 60% of the capacity of SSMC, with our joint venture partner TSMC taking the remainder. If we so require, we can increase our load and use all of the capacity to which we are entitled at any given time. This would provide us with substantial additional capacity. On the other hand, we have made certain commitments to SSMC, whereby we are obligated to make, as cost compensation, payments to SSMC should we fail to utilize, on an annual basis, at least 42% (approximately 7.5 million mask steps) of the total available capacity at SSMC’s fabrication facilities, but only in case TSMC does not utilize our shortfall and the overall SSMC utilization levels drop below 70% of the total available capacity. In the event that we and TSMC fail to utilize at least 70% of SSMC’s total available capacity, we would be required to compensate SSMC for full coverage of all unavoidable costs associated with what we fail to utilize below 42% of the total available capacity. No such payments have been made since 2002 and we do not expect to make any such payment in 2010. In the event that our demand for production from SSMC falls in the future, we may be required to make such payment, which could be significant. We also use SSMC to jointly develop and share technological advances with TSMC. In November 2006, we purchased approximately 10.7% of the SSMC shares held by EDB for a purchase price of approximately $118 million in cash with the balance of the SSMC shares held by EDB being acquired by TSMC.

The shareholders’ agreement in respect of this joint venture requires that we and TSMC provide technology support to SSMC under certain technology cooperation agreements, in return for certain payments of reasonable costs associated with such transfer. We and TSMC are also required to make all reasonable efforts to include SSMC under our patent cross license agreements with third parties. Further, under the agreement, a non-selling stockholder has a right of first refusal in the event any stockholder wishes to transfer its shares to a third party. A third party purchaser must assume all the rights and obligations of the selling stockholder under this agreement. The agreement also contains certain customary representations and warranties.

Other Alliances and Investments

•

ASEN. ASEN Semiconductors Co. Ltd. (“ASEN”), is an assembly and test joint venture, established by us, together with Advanced Semiconductor Engineering Inc. (“ASE”), in Suzhou, China, in September 2007. We hold a 40% interest in ASEN, and ASE holds the remaining 60%.

•

Advanced Semiconductor Manufacturing Corporation Limited. We established ASMC in Shanghai, China, in 1995 together with a number of Chinese joint venture partners. ASMC currently operates three wafer factories. We currently own approximately 27% of the outstanding shares of ASMC, which are listed on the Hong Kong Stock Exchange.

•

Jilin NXP Semiconductor Ltd. Jilin NXP Semiconductor Ltd. (“JNS”), is a joint venture based in China, founded in 2003, which manufactures bipolar discrete power products. We currently hold a 60% ownership interest in JNS and we operate JNS jointly with Jilin Sino-Microelectronics Co. Ltd.

•

NuTune. On September 1, 2008, we completed the combination of our CAN tuner modules operation with that of Technicolor (formerly Thomson S.A.), operating in a new venture named NuTune Singapore Pte Ltd. We have a 55% ownership stake in NuTune and Technicolor holds the remaining 45%. NuTune is part of our Corporate and Other business segment.

•

Virage Logic. We established a strategic alliance with Virage Logic Corporation on November 16, 2009 and obtained approximately 9.8% of Virage Logic’s outstanding common stock. Under this alliance, we transferred our advanced CMOS semiconductor horizontal IP technology and related development team to Virage Logic in exchange for the rights to use Virage Logic’s IP rights and services.

•

Trident. On February 8, 2010, Trident, a publicly listed company in the United States in the field of digital television, completed its acquisition of our television systems and set-top box business lines. As a result of the transaction, we now own 60% of the outstanding common stock of Trident, retain a 30% voting interest in participatory rights and a 60% voting interest for protective rights only. Based on the terms and conditions agreed between the parties, we will account for our investment in Trident under the equity method. By leveraging the significant investments made by NXP and Trident into advanced technologies and complex systems across a larger customer base, the combined business of NXP and Trident is well positioned to become a leader in digital consumer system-on-chip products. The combined business will also benefit from use of our manufacturing facilities for production, packaging and test activities.

Competition

We compete with many different semiconductor companies, ranging from multinational companies with integrated research and development, manufacturing, sales and marketing organizations across a broad spectrum of product lines, to “fabless” semiconductor companies, to companies that are focused on a single application market segment or standard product. Most of these competitors compete with us with respect to some, but not all, of our businesses. Few of our competitors have operations across our business lines.

Our key competitors in alphabetical order include AAC Acoustic Technologies Holdings Inc., Analog Devices Inc., Atmel Corporation, Entropic Communications Inc., Fairchild Semiconductors International Inc., Freescale, Infineon, International Rectifier Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., MaxLinear, Inc., Microtune Inc., National Semiconductor, NEC Corporation, ON Semiconductor Corporation, Power Integrations Inc., ROHM Co., Ltd., Samsung, Silicon Laboratories Inc., STMicroelectronics, and Texas Instruments Incorporated.

The basis on which we compete varies across market segments and geographic regions. Our High-Performance Mixed-Signal businesses compete primarily on the basis of our ability to timely develop new products and the underlying intellectual property and on meeting customer requirements in terms of cost, product features, quality, warranty and availability. In addition, our High-Performance Mixed-Signal system solutions businesses require in-depth knowledge of a given application market in order to develop robust system solutions and qualified customer support resources. In contrast, our Standard Products business competes primarily on the basis of manufacturing and supply chain excellence and breadth of product portfolio.

Intellectual Property

The creation and use of intellectual property is a key aspect of our strategy to differentiate ourselves in the marketplace. We seek to protect our proprietary technologies by seeking patents, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. Our portfolio of approximately 14,000 patents and patent applications, as well as our royalty-free licenses to patents held by Philips, give us the benefit of one of the largest patent portfolios positions in the High-Performance Mixed-Signal and Standard Products markets. To protect confidential technical information that is not subject to patent protection, we rely on trade secret law and frequently enter into confidentiality agreements with our employees, customers, suppliers and partners. In situations where we believe that a third party has infringed on our intellectual property, we enforce our rights through all available legal means to the extent that we determine the benefits of such actions to outweigh any costs involved. For more information on the intellectual property arrangements we have entered into with Philips, see “Certain Relationships and Related Party Transactions—Philips—Intellectual Property Transfer and License Agreement” contained elsewhere in this prospectus.

We have engaged occasionally in licensing and other activities aimed at generating income and other benefits from our intellectual property assets. We believe that there is an opportunity to generate additional income and other benefits from our intellectual property assets. This is a process that will take time before meaningful benefits can be reaped. We are in the early phases of developing the program.

While our patents and trade secrets constitute valuable assets, we do not view any one of them as being material to our operations as a whole. Instead, we believe it is the combination of our patents and trade secrets that creates an advantage for our business.

In addition to our own patents and trade secrets, we have entered into licensing, broad-scope cross licensing and other agreements authorizing us to use patents, trade secrets, confidential technical information, software and related technology owned by third parties and/or operate within the scope of patents owned by third parties. We are party to process technology partnerships, such as our collaboration with TSMC and the Interuniversitair Microelektronica Centrum VZW (“IMEC”), through which we jointly develop complex semiconductor-related process technology. We also maintain research partnerships with universities across the world, particularly in Europe, China and India.

We own a number of trademarks and, where we consider it desirable, we develop names for our new products and secure trademark protection for them.

Legal Proceedings

We are regularly involved as plaintiffs or defendants in claims and litigation relating to matters such as commercial transactions and intellectual property rights. In addition, our divestments sometimes result in, or are followed by, claims or litigation by either party. From time to time, we also are subject to alleged patent infringement claims. We rigorously defend ourselves against these alleged patent infringement claims, and we rarely participate in settlement discussions. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period.

We are the subject of an investigation by the European Commission in connection with alleged violations of competition laws in connection with the smart card chips we produce. The European Commission stated in its release of January 7, 2009, that it would start investigations in the smart card chip sector because it has reason to believe that the companies concerned may have violated European Union competition rules, which prohibits certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As a company active in the smart card chip sector, we are subject to the ongoing investigation. We are cooperating in the investigation. We have received written requests for information from the European Commission and are co-operating with the European Commission in answering these requests.

For an overview of how we account for these legal proceedings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Legal Proceedings” contained elsewhere in this prospectus.

Environmental Regulation

In each jurisdiction in which we operate, we are subject to many environmental, health and safety laws and regulations that govern, among other things, emissions of pollutants into the air, wastewater discharges, the use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and the health and safety of our employees. We are also required to obtain environmental permits from governmental authorities for certain of our operations.

As with other companies engaged in similar activities or that own or operate real property, we face inherent risks of environmental liability at our current and historical manufacturing facilities. Certain environmental laws impose liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. Certain of these laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated.

Soil and groundwater contamination has been identified at our property in Hamburg, Germany and our former property in Caen, France. At our Hamburg location, the remediation process has been ongoing for several years and is expected to continue for a further 25 years at a cost of approximately $1 million per year. At our former property in Caen, France, we continue to bear the responsibility for groundwater pollution. Although, at present we are only required to monitor the status of the pollution, the environmental agency may require us to remediate the pollution in the future. Further, we may be required to remediate soil contamination on this property. We estimate that our aggregate potential liability in respect of this property will not be material.

Our former property in Lent, the Netherlands, is affected by trichloroethylene contamination. ProRail B.V., owns certain property located nearby and has claimed that we have caused trichloroethylene contamination on their property. We have rejected ProRail’s claims, as we believe that the contamination was caused by a prior owner of our property in Lent. While we are currently not taking any remediation or other actions, we estimate that our aggregate potential liability, if any, in respect of this property will not be material.

Asbestos contamination has been found in certain parts of our properties in Hazelgrove and Southampton in the United Kingdom and in Nijmegen, the Netherlands. In the United Kingdom, we will be required to dispose of the asbestos when the buildings currently standing on the property are demolished. We estimate our potential liability will not be material. In the Netherlands, we will be required to remediate the asbestos contamination at a leased property, upon termination of the lease. The lease is expected to end shortly and we estimate the cost of remediation will not be material.

It is our belief that the risks of the environmental issues described above, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period.

Employees

The following table provides an overview of the number of employees we had per segment at April 4, 2010:

Number of Full Time Equivalent Employees
High-Performance Mixed-Signal	2,653
Standard Products	2,297
Manufacturing Operations	14,792
Corporate:
NuTune	3,233
Central research and development	829
Sales and marketing	825
Information technology	417
Other shared services	2,149
Other (including NXP Software)	344
Divested Home Activities	—

Total	27,539

The following table indicates the number of employees per geographic area at April 4, 2010:

Number of Full Time Equivalent Employees
Europe and Africa	8,185
Americas	518
Greater China	7,047
Asia Pacific	11,789

Total	27,539

We have not experienced any material strikes or labor disputes in the past. A number of our employees are members of a labor union. In various countries, local law requires us to inform and consult with employee representatives on matters relating to labor conditions. We consider our employee relations to be good.

Properties

We own approximately 6.23 million square feet of building space in nine countries, and lease approximately 1.83 million square feet of building space in 25 countries. The following table sets out our principal real property holdings:

Location	Use	Owned/leased	Building space (square feet)
Eindhoven, the Netherlands	Headquarters	Leased	105,727
Hamburg, Germany	Manufacturing	Owned	1,021,644
Nijmegen, the Netherlands	Manufacturing	Owned	2,199,623
Singapore(1)	Manufacturing	Leased	237,516
Bangkok, Thailand	Manufacturing	Owned	604,231
Cabuyao, Philippines	Manufacturing	Owned	523,981
Kaohsuing, Taiwan	Manufacturing	Leased	578,912
Manchester, United Kingdom	Manufacturing	Owned	221,787
Jilin, China(2)	Manufacturing	Leased	138,783
Hong Kong, China	Manufacturing	Leased	240,000
Guangdong, China	Manufacturing	Leased	916,000
Seremban, Malaysia	Manufacturing	Owned	291,037
Beijing, China	Manufacturing	Leased	267,418

(1)	Leased by the SSMC joint venture.
(2)	Leased by the JNS joint venture.

In addition to the foregoing, we own or lease over 51 additional sites around the world for research and development, sales and administrative activities.

The following is a summary of the terms of our material lease agreements.

SSMC leases 237,516 square feet of space at 70 Pasir Ris Drive 1 in Singapore from Jurong Town Corporation for use as a manufacturing facility. The lease commenced on June 1, 1999 for a term of 30 years at an annual rental rate of 1,484,584 Singapore Dollars, which amount is subject to revision up to, but not exceeding, 5% of the yearly rent for the immediately preceding year, on the anniversary of the lease commencement date.

We lease 916,000 square feet of manufacturing space through our subsidiary, Philips Semiconductors (Guangdong) Company Ltd., at Tian Mei High Tech, Industrial Park, Huang Jiang Town, Dongguan City, China, from Huangjiang Investment Development Company (“Huangjiang”). The lease commenced on October 1, 2003 for a term of 13 years at an annual rental rate calculated to be the greater of: (a) a yearly rental rate of RMB96 per square meter or (b) a yearly rent equal to 13% of the actual construction cost of the leased facility. The rental amount is subject to revision on an annual basis, subject to the interest rate Huangjiang must pay for loans used in the construction of the facilities agreed upon in the lease.

We lease approximately 267,418 square feet of manufacturing space through our subsidiary, NXP Semiconductors (Beijing) Ltd. at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technical Development Area of China, from Beijing Economic-Technological Investment & Development Corporation. The lease commenced on September 15, 2009, for a term of five years. The rent from September 15, 2009, to June 30, 2012, is RMB 99,375.64 per month, subject to certain conditions under the lease. On July 1, 2012, the rent shall increase to RMB 1,018,600.31 per month for the remainder of the lease term.

We lease 187,234 square feet of public land and manufacturing space through our subsidiary, NXP Semiconductors Taiwan Ltd., located in Nanzi Manufacturing and Export Zone, Taiwan, from the Export Processing Zone Administration (Ministry of Economic Affairs). We lease the manufacturing space and its associated parcels of land in a series of leases, the earliest of which commenced on March 13, 2000 and the last of which expires on September 30, 2018. Our monthly rental rate on the combined leases is 3,582,979 New Taiwan Dollars per month plus a 5% business tax applicable thereto as from July 1, 2008. We also own 176,516 square feet of land and manufacturing space located in Nanzi Manufacturing and Export Zone, Taiwan.

MANAGEMENT

Directors, Executive Officers and Key Employees

Board of Directors

We have a one-tier board structure. Set forth below are the names, ages as of July 1, 2010, and positions of the persons who serve or will serve as members of our one-tier board of directors.

Name	Age	Position
Richard L. Clemmer	59	Executive director, president and chief executive officer
Sir Peter Bonfield	66	Non-executive director and chairman of the board
Johannes P. Huth	50	Non-executive director and vice-chairman of the board
Nicolas Cattelain	36	Non-executive director
Eric Coutinho	58	Non-executive director
Egon Durban	36	Non-executive director
Kenneth A. Goldman(1)	61	Non-executive director
Josef Kaeser(2)	53	Non-executive director
Ian Loring	44	Non-executive director
Michel Plantevin	53	Non-executive director
Richard Wilson	44	Non-executive director

(1)	Mr. Goldman has been appointed as a non-executive director of our board of directors effective August 6, 2010.

(2)	Mr. Kaeser has been appointed as a non-executive director of our board of directors effective September 1, 2010.

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Richard L. Clemmer (1951, American). Mr. Clemmer became executive director, president and chief executive officer on January 1, 2009. Prior to that, from December 2007, Mr. Clemmer was a member of the supervisory board of NXP B.V. and a senior advisor of Kohlberg Kravis Roberts & Co. Prior to joining NXP, he drove the turnaround and re-emergence of Agere Systems Inc., a spin-out from Lucent Technologies Inc. and a leader in semiconductors for storage, wireless data, and public and enterprise networks. He also served as Chairman of u-Nav Microelectronics Corporation, a leading GPS technology provider, and held a five-year tenure at Quantum Corporation where he was executive vice president and chief financial officer. Prior to that, Mr. Clemmer worked for Texas Instruments Incorporated as senior vice president and semiconductor group chief financial officer. Mr. Clemmer also serves on the boards of NCR Corporation and Trident Microsystems, Inc.

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Sir Peter Bonfield (1944, British). Sir Peter has been appointed as a non-executive director and as the chairman of our board of directors. Prior to that, Sir Peter was the chairman of the supervisory board of NXP B.V. from September 29, 2006. Sir Peter served as chief executive officer and chairman of the executive committee for British Telecom plc from 1996 to 2002 and prior to that was chairman and chief executive officer of ICL plc (now Fujitsu Services Holdings Ltd.). Sir Peter also worked in the semiconductor industry during his tenure as a divisional director at Texas Instruments Incorporated, for whom he held a variety of senior management positions around the world. Sir Peter currently holds non-executive directorships at Telefonaktiebolaget LM Ericsson, Taiwan Semiconductor Manufacturing Company Limited, Mentor Graphics Corporation and Sony Corporation.

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Johannes P. Huth (1960, German). Mr. Huth has been appointed as a non-executive director and vice-chairman of our board of directors. Prior to that, Mr. Huth was a member and chairman of our supervisory board and a member and vice-chairman of NXP B.V.’s supervisory board from September 29, 2006. Mr. Huth is a managing director of Kohlberg Kravis Roberts & Co., Europe. He has been with Kohlberg Kravis Roberts & Co. for eleven years. Currently, he is on the board of directors of Kohlberg Kravis Roberts & Co. Ltd., ProSiebenSat.1 Media AG (chairman), Kion Holding GmbH and BMG-Bertelsmann Music Group. Mr. Huth started his professional career with Salomon Brothers in New York and London. Following that, he worked with Investcorp International Ltd. In London.

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Nicolas Cattelain (1973, French). Mr. Cattelain has been appointed as a non-executive director of our board of directors. Mr. Cattelain became a member of our supervisory board and the supervisory board of NXP B.V. in February 2010 and is a director of Kohlberg Kravis Roberts & Co., Europe. He has been with Kohlberg Kravis Roberts & Co. for ten years. Before 2000, Mr. Cattelain was with the private equity firm Industri Kapital in London and prior to that he worked in the Mergers and Acquisitions Department of Merrill Lynch.

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Eric Coutinho (1951, Dutch). Mr. Coutinho has been appointed as a non-executive director of our board of directors. Mr. Coutinho became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is chief legal officer of Koninklijke Philips Electronics N.V. and a member of its group management committee. He has been with Philips since 1979 during which time he has worked in various positions. He is also deputy chairman of The Netherlands Philips Pension Fund.

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Egon Durban (1973, German). Mr. Durban has been appointed as a non-executive director of our board of directors. Mr. Durban became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006, and is a managing director of Silver Lake Partners based in London where he is responsible for overseeing Silver Lake’s European operations. Mr. Durban joined Silver Lake in 1999 as a founding principal and has worked in the firm’s Menlo Park and New York offices. Mr. Durban serves on the Board of Directors of Skype Technologies S.A. and is the chairman of its operating committee, the board of directors of Intelsat, Ltd., the operating committee of SunGard Capital Corporation, and Silver Lake’s Management, Investment and Operating and Valuation Committees. Prior to Silver Lake, Mr. Durban worked in Morgan Stanley’s Investment Banking Division.

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Kenneth A. Goldman (1949, American). Mr. Goldman has been appointed as a non-executive director of our board of directors effective August 6, 2010. Mr. Goldman is the senior vice president and chief financial officer of Fortinet, Inc. Prior to that, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc. from 2000 to 2006. Mr. Goldman has also served as senior vice president and chief financial officer of Excite@Home Corporation and Sybase, Inc., as well as serving as chief financial officer of Cypress Semiconductor Corporation and VLSI Technology, Inc. Mr. Goldman also serves on the board of directors of BigBand Networks, Inc. and Infinera, Inc. and several private companies.

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Josef Kaeser (1957, German). Mr. Kaeser has been appointed as a non-executive director of our board of directors effective September 1, 2010. Mr. Kaeser is the executive vice president and chief financial officer of Siemens AG. Prior to this, Mr. Kaeser served as chief strategy officer for Siemens AG from 2004 to 2006 and as the chief financial officer for the mobile communications group from 2001 to 2004. Mr. Kaeser has additionally held various other positions within the group since he joined Siemens in 1980. Mr. Kaeser also serves on the managing board of Siemens AG and the board of directors of Siemens Ltd., India, Bayerische Börse AG, Siemens Enterprise Communications and Nokia Siemens Networks.

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Ian Loring (1966, American). Mr. Loring has been appointed a non-executive director of our board of directors. Mr. Loring became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital Partners, LLC. Prior to joining Bain Capital Partners in 1996, Mr. Loring worked at Berkshire Partners and has previously also worked at Drexel Burnham Lambert. He serves as a director of Clear Channel Communications Inc., The Weather Channel Inc., Warner Music Group Corporation, Denon & Marantz and Contec Co. Ltd. Mr. Loring previously served on the board of Cumulus Media Inc. and Echelon Telecom Inc.

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Michel Plantevin (1956, French). Mr. Plantevin has been appointed a non-executive director of our board of directors. Mr. Plantevin became a member of our supervisory board and the supervisory board of NXP B.V. on September 29, 2006 and is a managing director of Bain Capital Ltd. Prior to joining Bain Capital Ltd. in 2003, Mr. Plantevin worked at Goldman Sachs in London, and prior to that he was a partner with Bain & Company in London and Paris. He also serves as a director of FCI S.A. and Brakes Group.

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Richard Wilson (1965, British). Mr. Wilson has been appointed as a non-executive director of our board of directors. Mr. Wilson became a member of our supervisory board and the supervisory board of NXP B.V. on October 22, 2008 and is a senior partner of Apax Partners LLP. Prior to joining Apax

Partners in 1995, he served as a consultant with Scientific Generics Inc. and also worked for Marconi Space Systems Ltd. He has sat on a number of boards of Apax fund portfolio companies, such as Inmarsat plc and Weather Investments SpA, and in 2009/2010 was the chairman of the European Private Equity and Venture Capital Association.

Management Team

Set forth below are the names, ages as of July 1, 2010, and positions of the executive officers who together with our chief executive officer, Mr. Clemmer, constitute our management team.

Name	Age	Position
Richard L. Clemmer	59	Executive director, president and chief executive officer
Chris Belden	49	Executive vice president and general manager of operations
Guido Dierick	51	Senior vice president and general counsel
Alexander Everke	47	Executive vice president and general manager of High-Performance Mixed-Signal businesses focused on wireless infrastructure, lighting, industrial, mobile, consumer and computing applications
Mark Hamersma	42	Senior vice president, responsible for business development
Peter Kleij	50	Senior vice president, responsible for human resource management
Mike Noonen	47	Executive vice president, responsible for global sales
Rene Penning De Vries	55	Senior vice president and chief technology officer
Ruediger Stroh	47	Executive vice president and general manager of High-Performance Mixed-Signal businesses focused on identification applications
Frans Scheper	48	Senior vice president and general manager of the Standard Products applications
Kurt Sievers	41	Senior vice president and general manager of High-Performance Mixed-Signal businesses focused on automotive applications
Karl-Henrik Sundström	50	Executive vice president and chief financial officer

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Chris Belden (1960, American). Mr. Belden is executive vice president, general manager of operations and member of the management team. He joined NXP as senior vice president, global manufacturing on March 1, 2008. Previously Mr. Belden worked for Applied Materials Inc., where he was responsible for global operations. Before that, he spent the majority of his career at Motorola, Inc. and Freescale Semiconductor Inc., where he was responsible for Freescale’s global manufacturing operations.

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Guido Dierick (1959, Dutch). Mr. Dierick is senior vice president, general counsel, secretary of our board of directors and member of the management team. Since 2000 he has been responsible for legal and intellectual property matters at NXP. He previously was employed by Philips from 1982 and worked in various legal positions.

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Alexander Everke (1963, German). Mr. Everke is executive vice president, member of the management team and general manager of our High-Performance Mixed-Signal businesses focused on the wireless infrastructure, lighting, industrial, mobile, consumer and computing application markets. He previously served in various senior management positions within NXP. Mr. Everke joined NXP in 2006 from Infineon Technologies AG, where he served last as general manager of the Chip Card & Security ICs business unit. Before Infineon, Mr. Everke worked for several years at Siemens AG.

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Mark Hamersma (1968, Dutch). Mr. Hamersma is senior vice president, responsible for business development and member of the management team. Since joining NXP in 2004, he held the position of senior vice president of strategy & strategic marketing and subsequently, in 2008 was appointed senior vice president responsible for business development. Prior to joining NXP, Mr. Hamersma was a partner with McKinsey & Company, where he focused on serving high-tech, telecommunication and private equity clients.

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Peter Kleij (1960, Dutch). Mr. Kleij is senior vice-president, responsible for human resource management and member of the management team. Prior to joining Philips in 1996, he worked for various large companies, including AT&T Inc.

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Mike Noonen (1963, American). Mr. Noonen is executive vice president, responsible for global sales and marketing and member of the management team since November 10, 2008. He previously served in a global sales position at National Semiconductor Corporation, which he joined in 2001. Before that he worked for various high-tech companies including NCR Corporation and Cisco Systems Inc.

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Rene Penning De Vries (1954, Dutch). Mr. Penning De Vries is senior vice president, chief technology officer and member of the management team. He holds the same position in NXP B.V. He previously was employed by Philips from 1984 in various managerial positions.

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Ruediger Stroh (1962, German). Mr. Stroh is executive vice president, member of the management team and general manager of our High-Performance Mixed-Signal businesses focused on the identification application markets. Before joining NXP on May 18, 2009, he led LSI Corporation’s Storage Peripherals business, overseeing silicon solutions for hard disk and solid state drives addressing consumer and enterprise markets. Previously, he headed Agere System Inc’s storage division and served as chief executive officer for a number of start-up companies. Mr. Stroh began his career at Siemens AG where he held multiple management positions before joining Infineon Technologies AG.

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Frans Scheper (1962, Dutch). Mr. Scheper has been senior vice president and general manager for the Standard Products business since November, 2009, and has been a member of the management team since January 1, 2010. He has previously served as general manager of the general applications (discretes) business line within the multimarket business and served in various positions at Philips since 2000.

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Kurt Sievers (1969, German). Mr. Sievers has been senior vice president and general manager of our High-Performance Mixed-Signal businesses focused on the automotive application markets since November, 2009 and since January 2010, he has been a member of the management team. He has previously managed the automotive safety and comfort business line and served in various positions at Philips since 1995.

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Karl-Henrik Sundström (1960, Swedish). Mr. Sundström became executive vice president and chief financial officer of NXP B.V. and a member of our management team on May 13, 2008. In a successful 22 year career at Ericsson AB, Mr. Sundström gained general management experience leading the company’s global services operations and its Australian and New Zealand business before his appointment as chief financial officer of Ericsson AB in 2003 until the end of 2007. Mr. Sundström also serves on the board of Swedbank AB.

Management Structure

We have a one-tier board structure, consisting of executive directors and non-executive directors.

Powers, Composition and Function

The number of executive and non-executive directors will be determined by the board of directors. The board of directors will consist of one executive director and ten non-executive directors. The executive director, Mr.Clemmer, has been appointed as our chief executive officer.

The appointment of the directors will be made by our general meeting of stockholders upon a binding nomination of the board of directors. A resolution to appoint a director nominated by the board of directors shall be adopted by a simple majority of the votes cast. The board of directors shall make a list of candidates containing the names of at least the number of persons prescribed by law, which is currently two, for each vacancy to be filled. The nomination shall state whether the director is proposed to be an executive or non-executive director. The general meeting of stockholders may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two thirds majority of the votes cast, provided such majority represents more than half of our issued share capital. The board of directors may then make a new nomination, containing at least the number of persons prescribed by law, which currently is two. If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the general meeting of stockholders shall be free to appoint a director at its discretion. The latter resolution of the general meeting of stockholders must also be adopted by at least two thirds majority of the votes cast, provided such majority represents more than half of our issued share capital.

As the holder of more than 50% of our common stock, the Private Equity Consortium will have the ability to elect our entire board, subject to any limitations in our shareholders’ agreement.

In addition, in connection with this offering, the Private Equity Consortium and Philips will enter into an amended and restated shareholders’ agreement that provides Philips with certain rights, including with respect to board representation, and requires the Private Equity Consortium to vote their shares in a manner that implements such rights. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement”.

Under our articles of association and Dutch corporate law, the members of the board of directors are collectively responsible for the management, general and financial affairs and policy and strategy of our company. Our executive director will be responsible for the day-to-day management of the company and for the preparation and execution of board resolutions, to the extent these tasks are not delegated to a committee of the board of directors. Our chief executive officer or all directors acting jointly may represent our company with third parties.

A conflict of interest between the company and one or more of our directors is not expected to have any impact on the authority of directors to represent the company. Under our board regulation, a conflict needs to be reported to the board of directors and the board of directors shall resolve on the consequences, if any. Under current Dutch law, in case of a conflict, the general meeting of stockholders may at any time resolve to designate a person to represent the company. Although current Dutch law allows our directors to participate in deliberations and to vote on matters on which the respective director is conflicted, the Dutch corporate governance code and our board regulations do not allow directors to participate or vote on such matters.

Our non-executive directors will supervise the executive director and our general affairs and provide general advice to the executive director. Furthermore the non-executive directors will perform such acts that are delegated to them pursuant to our articles of association or by our board regulation. One of the non-executive directors has been appointed as chairman of the board and another non-executive director has been appointed as vice-chairman of the board of directors.

Each director will owe a duty to us to properly perform the duties assigned to him and to act in the corporate interest of our company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as stockholders, creditors, employees, customers and suppliers.

Our directors will be appointed for one year and will be re-electable each year at the general meeting of stockholders. The members of our board of directors may be suspended or dismissed at any time by the general meeting of stockholders. A resolution to suspend or dismiss a director will have to be adopted by at least a two thirds majority of the votes cast, provided such majority represents more than half of our issued share capital and unless the proposal to suspend or dismiss a member of the board of directors is made by the board of directors itself, in which case resolutions shall be adopted by a simple majority of votes cast. Currently, Dutch law does not allow executive directors to be suspended by the board of directors; however, Dutch law is expected to be amended in early 2011 to facilitate the suspension of executive directors by the board.

In the event that one or more directors are prevented from acting or in the case of a vacancy or vacancies for one or more directors, the board of directors remains properly constituted. The board of directors is expected to have the power, without prejudice to its responsibility, to cause our company to be represented by one or more attorneys. These attorneys shall have such powers as shall be assigned to them on or after their appointment and in conformity with our articles of association, by the board of directors.

The board of directors has adopted board regulations governing its performance, its decision making, its composition, the tasks and working procedure of the committees and other matters relating to the board of directors, the chief executive officer, the non-executive directors and the committees established by the board of directors. In accordance with our board regulation, resolutions of our board of directors will be adopted by a simple majority of votes cast in a meeting at which at least the majority of its members is present or represented. Each member of the board of directors has the right to cast one vote. In a tie vote, the proposal will be rejected.

Board Committees

While retaining overall responsibility, we expect that our board of directors will be able to assign certain of its tasks to permanent committees. Members of the permanent committees will be appointed by the board of directors. The board of directors will also determine the tasks of each committee. At the time of this offering, our board of directors have established an audit committee and a nominating and compensation committee, each of which will have the responsibilities and composition described below:

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Audit Committee. Effective August 6, 2010, our audit committee will consist of two independent non-executive directors, Sir Peter Bonfield and Mr. Goldman, and effective September 1, 2010, Mr. Kaeser is expected to be appointed as additional independent non-executive director to the audit committee. Mr. Goldman will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and as determined by our board of directors. Our audit committee will assist the board of directors in supervising, monitoring and advising the board of directors on financial reporting, risk management, compliance with relevant legislation and regulations and our business code of conduct. It will oversee the preparation of our financial statements, our financial reporting process, our system of internal business controls and risk management, our internal and external audit process and our internal and external auditor’s qualifications, independence and performance. Our audit committee also will review our annual and interim financial statements and other public disclosures, prior to publication. At least once per year, the non-executive directors who are part of the audit committee will report their findings to the plenary board of directors. Our audit committee also recommends to our stockholders the appointment of external auditors. The external auditor will attend all meetings of the audit committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings.

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Nominating and Compensation Committee. Effective August 6, 2010, our nominating and compensation committee will consist of three non-executive directors, Mr. Huth, Mr. Plantevin and Mr. Goldman, who is also an independent director. This committee will determine selection criteria and appointment procedures for members of our board of directors, to periodically assess the scope and composition of our board of directors and to evaluate the performance of its individual members. It will be responsible for recommending to the board of directors the compensation package for our executive directors, with due observance of the remuneration policy adopted by the general meeting of stockholders. It will review employment contracts entered into with our executive directors, make recommendations to our board of directors with respect to major employment-related policies and oversee compliance with our employment and compensation-related disclosure obligations under applicable laws.

Limitation of Liability and Indemnification Matters

Unless prohibited by law in a particular circumstance, our articles of association require us to reimburse the members of the board of directors and the former members of the board of directors for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties. However, there shall be no entitlement to reimbursement if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterized as wilful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. We may enter into indemnification agreements with the members of the board of directors and our officers to provide for further details on these matters. We expect to purchase directors’ and officers’ liability insurance for the members of the board of directors and certain other officers, substantially in line with that purchased by similarly situated companies.

At present, there is no pending litigation or proceeding involving any member of the board of directors, officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended, may be permitted to members of the board of directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Compensation

In accordance with Dutch law, our stockholders have adopted a compensation policy for the board of directors. The remuneration of our executive directors is resolved upon by our board of directors, with due observance of our compensation policy. The respective executive director does not participate in the discussions of our board of directors on his compensation, nor does the chief executive officer vote on such a matter. Our chief executive officer is our only executive director. The remuneration of the non-executive directors has been resolved upon by our stockholders at a stockholder meeting at the proposal of our board of directors, prior to the consummation of this offering. To the extent the stockholders at a future stockholder meeting do not adopt the proposal of the board, the board must prepare a new proposal. After adoption of a proposal, only subsequent amendments will require stockholder approval. Furthermore, any proposed share or option-based director compensation (including any performance conditions relating to such compensation) must be submitted by our board to the general meeting of stockholders for its approval, detailing the number of shares or options over shares that may be awarded to the directors and the criteria that apply to such award or any modification of such rights. Prior to the consummation of this offering, our stockholders have approved such equity-based director compensation.

Compensation Policy and Objectives

The objective in establishing the compensation policies for our chief executive officer, the other members of our management team and our other executives, will be to provide a compensation package that is aligned with our strategic goals and that enables us to attract, motivate and retain highly qualified professionals. We believe that the best way to achieve this is by linking executive compensation to individual performance targets, on the one hand, and to NXP’s performance, on the other hand. Our executive compensation package will therefore include a significant variable part, consisting of an annual cash incentive and depositary receipts for shares and stock options. Executive performance targets will be determined annually, at the beginning of the year, and assessed at the end of the year by, respectively, our nominating and compensation committee, our executive officers or the other members of our management team. The compensation package for our chief executive officer, the other members of our management team and our NXP executives is benchmarked on a regular basis against other companies in the high-tech and semiconductors industry.

Base Salary

We currently pay our chief executive officer an annual base salary of €1,142,000 and the chairman of our board of directors an annual fixed fee of €275,000. None of our other directors currently receives any compensation. For the year ended December 31, 2009, the members of our management team as a group received a total aggregate compensation of €6,680,000.

Our chief executive officer, the other members of our management team and most of our executives have a contract of employment for an indefinite term. The main elements of any new employment contract that we will enter into with a member of the board of directors will be made public no later than the date of the public notice convening the general meeting of stockholders at which the appointment of such member of the board of directors will be proposed.

Annual Incentive

Each year, our chief executive officer, the other members of our management team and our other executives can qualify to earn a variable cash incentive, subject to whether certain specific and challenging performance targets have been met. For our chief executive officer, the on-target cash incentive percentage was set at 100% of the base salary, with the maximum cash incentive set at 200% of the annual base salary. The cash incentive pay-out in any year relates to the achievements of the preceding financial year in relation to agreed targets. In 2009, no annual incentive bonuses were paid to our board members, management team or to the executives due to the economic and financial crisis during the course of 2008 and early 2009, as well as our performance and the continuing future uncertainty in economic developments. However, bonuses have been earned by our management team and executive officers for our performance in 2009. These bonuses were paid in 2010.

Management Equity Plan and Management Co-Investment Program

The purpose of the management equity plan and management co-investment program is to align the interests of management with those of our stockholders by providing additional incentives to improve our medium and long term performance, by offering the participants an opportunity to share in the success of NXP.

The Management Foundation, a foundation incorporated under the laws of the Netherlands established to implement our management co-investment program holds 600,000 of our shares of common stock for the benefit of the designated participants in the program. Pursuant to this program, selected members of our management, including our chief executive officer, the members of our management team and the other NXP executives, have purchased depositary receipts for shares of common stock issued by the Management Foundation, each representing economic interests in one of our shares of common stock. These interests include any dividends and other proceeds or liquidation entitlements, but do not include any voting rights, which are retained by the Management Foundation in its capacity as stockholder. Participants in our management co-investment program are selected by the nominating and compensation committee, with respect to participants who are on the board of directors, and by the chief executive officer, with respect to other participants.

We granted stock options to the members of our management team and to approximately 135 of our other executives in 2007 and 2008. In May 2009, we executed a stock options exchange program, under which stock options, with new exercise prices, different volumes and—in certain cases—revised vesting schedules, were granted to eligible individuals, in exchange for their owned stock options. By accepting the new stock options all previously granted stock options (vested and unvested) owned by the eligible individual were cancelled. As of May 2009, when the stock options exchange program was consummated, stock options have been granted to eligible individuals under the revised stock options program. Under this stock option plan the participants acquire the right to purchase a certain number of depositary receipts for shares of common stock—issued by the Management Foundation—at a predetermined price, i.e. exercise price, provided that certain conditions are met. The stock options have a vesting schedule as specified upon the grant to the individuals. Depositary receipts represent economic interests over our shares of common stock. Participants may exercise stock options only upon a sale of shares by the Private Equity Consortium or upon a change of control (in particular, the Private Equity Consortium no longer jointly holding 30% of our common stock). This offering does not trigger the exercisability of these stock options.

The option pool available for stock option grants, as determined by our stockholders, is for an amount of stock options representing, in the aggregate, up to 21,750,000 common shares in our share capital. As of June 30, 2010, a total of 18,554,416 million stock options were granted under the management equity plan to a group of approximately 135 (current and former) NXP executives (which includes our chief executive officer and the other members of the management team). These stock options can be exercised at exercise prices which vary from €2.00 to €50.00 per stock option.

After consummation of this offering, we may change the terms and conditions of the current stock options program and we may introduce new equity programs for the granting of stock based incentives over several years, at the discretion of our board of directors. Shares to be delivered under such new equity programs may be newly issued, for up to 10% of our share capital, or they may come out of treasury stock or be purchased from time to time upon the decision of our board of directors.

As of July 15, 2010, our chief executive officer held 77,625 depositary receipts and had been granted the following stock options, which were outstanding:

Series	Number of Stock Options	Exercise Price (in €)	Number of Stock Options per vesting schedule
			01/01/10	01/01/11	01/01/12	01/01/13
2009/1	415,000	2.00	103,750	103,750	103,750	103,750
2009/2	1,400,000	15.00	350,000	350,000	350,000	350,000
2009/3	334,000	30.00	58,500	58,500	58,500	58,500
2009/4	374,252	40.00	93,563	93,563	93,563	93,563

Total:	2,423,252

The following stock option awards had been granted to the chairman of our board of directors and were outstanding as of July 15, 2010:

Series	Number of Stock Options	Exercise Price (in €)	Number of Stock Options per vesting schedule
			10/01/10	10/01/11	10/01/12
2009/2	23,550	15.00	7,850	7,850	7,850
2009/3	23,550	30.00	7,850	7,850	7,850

Total:	47,100

Pensions

Our chief executive officer and eligible members of the management team participate in the executives’ pension plan, which we set up in the Netherlands and which consists of a combination of a defined-benefit (career average) and defined-contribution plan. The target retirement age under the plan is 62.5. The plan does not require employee contributions.

We paid our chief executive officer a total of €552,350 in pension retirement benefits in 2009. We also paid a total aggregate amount of €1,619,000 in pension retirement benefits to the members of our management team.

Additional Arrangements

In addition to the main conditions of employment, a number of additional arrangements apply to our chief executive officer and other members of the management team. These additional arrangements, such as expense compensation and relocation allowances, medical insurance, accident insurance, school fee compensation and company car arrangements are broadly in line with those for the NXP executives globally. In the event of disablement, our chief executive officer and other members of the management team are entitled to benefits in line with those for other NXP executives. In line with regulatory requirements, the Company’s policy forbids personal loans, guarantees or similar arrangements to members of our board, and consequently no loans, guarantees or similar arrangements were granted to such members in 2009 or in 2010, nor were such loans outstanding as of April 4, 2010.

Unless the law provides otherwise, the members of our board of directors are expected to be reimbursed by us for various costs and expenses, such as reasonable costs of defending claims, as formalized in the articles of association. Under certain circumstances, described in the articles of association, such as an act or failure to act by a member of our board of directors that can be characterized as intentional (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar), there will be no entitlement to this reimbursement.

Summary Compensation Table

The following table sets forth the annual compensation paid to the members of our board of directors on an individual basis for services in all capacities during the year ended December 31, 2009:

	Salary and/ or fees (€ in thousands)	Performance related compensation	Number of stock or stock options granted	Non-equity incentive plan compensation or benefits in kind granted (€ in thousands)	Contingent or deferred compensation	Pension, retirement or similar benefits (€ in thousands)	Other
Richard L. Clemmer	1,142	—	2,423,252	254	—	552	—
Sir Peter Bonfield	275	—	47,100	—	—	—	—
Total:	1,417	—	2,470,352	254	—	552	—

Corporate Governance

The NXP Business Code of Conduct

The NXP business code of conduct outlines our general commitment to be a responsible social partner and the way in which we attempt to interact with our stakeholders, including stockholders, suppliers, customers, employees and the market. The business code of conduct expresses our commitment to an economically, socially and ethically sustainable way of working. It covers our policy on a diverse array of subjects, including corporate gifts, child labor, ILO conventions, working hours, sexual harassment, free-market competition, bribery and the integrity of financial reporting.

We have also adopted a Financial Code of Ethics applicable to certain of our senior employees, which constitutes a “code of ethics” as such term is defined by the SEC. Both the NXP Business Code of Conduct and our Financial Code of Ethics are available on our website at www.nxp.com/investor/governance. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference herein.

The Dutch Corporate Governance Code

On admission, although we will not be listing our shares of common stock on Euronext Amsterdam by NYSE Euronext, we will be subjected to comply with the Dutch corporate governance code. The Dutch corporate governance code, as revised, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere. The code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports filed in the Netherlands whether or not they are complying with the various rules of the Dutch corporate governance code that are addressed to the board of directors or, if any, the supervisory board of the company and, if they do not apply those provisions, to give the reasons for such non-application. The code contains principles and best practice provisions for managing boards, supervisory boards, stockholders and general meetings of stockholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

We expect to take various actions towards compliance with the provisions of the Dutch corporate governance code.

The Dutch corporate governance code provides that if a company indicates to what extent it applies the best practice provisions, such company will deemed to have applied the Dutch corporate governance code.

The following discussion summarizes the primary differences between our expected corporate governance structure following this offering and best practice provisions of the Dutch corporate governance code:

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Best practice provision III.8.4 states that the majority of the members of the board shall be independent. In our board of directors, three to four non-executive members will be independent. It is our view that given the nature of our business and the practice in our industry and considering our stockholder structure, it is justified that only three to four non-executive directors will be independent.

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Pursuant to best practice provision IV.1.1, a general meeting of stockholders is empowered to cancel binding nominations of candidates for the board, and to dismiss members of the board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding. If such quorum is not represented, but a majority of those in attendance vote in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum. Our articles of association currently state that the general meeting of stockholders may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Dutch Corporate Governance Code, we hold the view that these provisions will enhance the continuity of the Company’s management and policies.

As the Dutch corporate governance code does not apply to us prior to the consummation of this offering, we note that stock options granted to our directors prior to the consummation of this offering may not comply with the provisions of the Dutch corporate governance code.

Although Dutch law currently allows for directors to vote on matters with regard to which they have an interest, this is expected to change in 2011. The Dutch corporate governance code, as well as our board rules, do not allow directors to vote on a matter with regard to which they have an interest.

The NASDAQ Global Select Market Corporate Governance Rules

NASDAQ rules provide that NASDAQ may provide exemptions from its corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. We are exempt from certain NASDAQ corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of the Netherlands. These exemptions and the practices followed by our company are described below:

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We are exempt from NASDAQ’s quorum requirements applicable to meetings of stockholders. Pursuant to Dutch corporate law, the validity of a resolution by the general meeting of stockholders does not depend on the proportion of the capital or stockholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company provide otherwise. Our articles of association provide that a resolution proposed to the general meeting of stockholders by the board of directors shall be adopted by a simple majority of votes cast, unless an other majority of votes or quorum is required under Dutch law or our articles of association. All other resolutions shall be adopted by a two thirds majority of the votes cast, provided such majority represents at least half of the issued share capital, unless an other majority of votes or quorum is required under Dutch law. To this extent, our practice varies from the requirement of Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

•

We are exempt from NASDAQ’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of stockholders. We inform stockholders of meetings in a public notice. We prepare a proxy statement and solicit proxies from the holders of our listed stock. Our practice in this regard, however, differs from the typical practice of U.S. corporate issuers in that the advance record date for determining the holders of record entitled to attend and vote at our stockholder meetings is determined by Dutch law (currently 28 days prior to the meeting). As an administrative necessity, we establish a mailing record date in advance of each meeting of stockholders for purposes of determining the stockholders to which the proxy statement and form of proxy will be sent. However, only stockholders of record on the specified record date are entitled to attend and vote, directly or by proxy, at the meeting.

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NASDAQ requires stockholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. Under Dutch law and the Dutch corporate governance code, stockholder approval is only required for equity compensation plans (or changes thereto) for members of the board, and not for equity compensation plans for other groups of employees. However, we note that under Dutch law, the stockholders have the power to issue shares or rights to subscribe for shares at the general meeting of the stockholders unless such power has been delegated to the board. As described under “Share Capital—Issue of Shares”, we expect that our board will be designated for a period of five years from the date of this offering to issue shares and rights to subscribe for shares.

•

NASDAQ requires the majority of the board of directors to be comprised of independent directors. Although the Dutch corporate governance code provides that the majority of the members of the board be independent, it also provides that if a company expressly indicates the reasons and the extent to which it does not apply the provisions of the Dutch corporate governance code, such company will deemed to have applied the code. As described under “—Corporate Governance—The Dutch Corporate Governance Code” above, three to four non-executive members of our board of directors will be independent. It is our view that given the nature of our business and the practice in our industry and considering our stockholder structure, it is justified that only three to four non-executive directors will be independent.

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We are exempt from NASDAQ’s requirement to have independent director oversight of executive officer compensation. Under Dutch law and the Dutch corporate governance code, the general meeting of stockholders must adopt a policy in respect of the remuneration of the board. In accordance with our articles of association and our board rules, the remuneration of the executive directors is determined by the board of directors upon the recommendation of our nominating and compensation committee.

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We are exempt from NASDAQ’s requirement to have independent director oversight of director nominations. In accordance with Dutch law, our articles of association require that our directors will be appointed by the general meeting of stockholders upon the binding nomination of the board. In accordance with our board rules, the nominating and compensation committee will recommend the nomination of directors to our board.

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NASDAQ requires us to adopt a nominations committee charter or a board resolution addressing the nominations process. In accordance with the Dutch corporate governance code, we have adopted the committee’s charter. However, the nominations process has been set out in our articles of association and board rules.

Moreover, we do not distribute annual reports to all of our stockholders in accordance with NASDAQ rules. Dutch law requires that the external auditors be appointed at the general meeting of stockholders and not by the audit committee. Our audit committee, which consists of members of our board of directors, shall only make a recommendation to the stockholders through the board of directors for the appointment and compensation of the independent registered public accounting firm and shall oversee and evaluate the work of our independent registered public accounting firm.

General Meeting of Stockholders: Procedures, Admission and Voting Rights

General meetings of stockholders will be held in the Netherlands in the municipalities of Amsterdam, Eindhoven, Haarlemmermeer, The Hague, Rotterdam or Utrecht. A general meeting of stockholders shall be held at least once per year within the period Dutch law requires us to convene a general meeting of stockholders, which is currently once per year, no later than six months after the end of our financial year. Our board of directors may decide whether electronic voting at the general meeting of stockholders is allowed and may subject electronic voting to certain conditions.

The agenda for the annual general meeting of stockholders shall contain, inter alia, items placed on the agenda in accordance with Dutch law and our articles of association, the consideration of the annual report, the adoption of our annual accounts, the proposal to pay a dividend (if applicable), proposals relating to the composition of the board of directors, including the filing of any vacancies in the board of directors, the proposals placed on the agenda by the board of directors, including, but not limited to, a proposal to grant discharge to the members of the board of directors for their management during the financial year, together with proposals made by stockholders in accordance with provisions of Dutch law and our articles of association.

Public notice of a general meeting of stockholders or an extraordinary meeting of stockholders shall be given by the board of directors, upon a term of at least such number of days prior to the day of the meeting as required by law, in accordance with the regulations of the stock exchange where our shares are officially listed at our request. This term is currently 15 days. Any matter, the consideration of which has been requested by one or more stockholders, representing solely or jointly at least such part of the issued share capital as required by Dutch law, which is currently set at one percent, will be placed in the notice convening the general meeting of stockholders or the extraordinary meeting of stockholders, but only if we received the request to consider such matter no later than on the 60th day prior to the day of the meeting.

Extraordinary general meetings of stockholders shall be held as frequently as they are called by the board of directors, or whenever one or more stockholders representing at least ten percent of our issued capital so request the board of directors in writing.

Without prejudice to the relevant provisions of law dealing with reduction of share capital and amendments to the articles of association, the public notice convening the meeting shall either mention the business on the agenda or state that the agenda is open to inspection by the stockholders at our offices.

All stockholders shall be entitled to attend the general meetings of stockholders, to address the general meeting of stockholders and to vote, either in person or by appointing a proxy to act for them. In order to exercise the right to attend the general meetings of stockholders, to address the general meeting of stockholders and/or to vote at the general meetings of stockholders, stockholders must notify the Company in writing of their intention to do so, no later than on the day and at the place mentioned in the notice convening the meeting.

Next to the stockholders, holders of depositary receipts of shares issued with the cooperation of the Company and holders of a right of usufruct or pledge with voting rights are entitled to request an item to be placed on the agenda of the general meeting of stockholders, to attend the general meeting of stockholders, to address the general meeting of stockholders and to vote.

Dutch law allows stockholders to adopt resolutions in writing without holding a meeting provided that (i) all stockholders agree on such method of decision-making and (ii) all stockholders are in favor of the resolution to be adopted. As it is unlikely that all of our stockholders will be in favor of the relevant resolution, following the consummation of the offering, we do not intend to propose to our stockholders to adopt resolutions in writing.

Members of the board of directors are authorized to attend general meetings of stockholders. They have an advisory vote. The general meeting of stockholders shall be presided over by the chairman. In the absence of the chairman, one of the other non-executive directors shall preside over the meeting.

Each share of common stock will confer the right to cast one vote at the general meeting of stockholders. Each stockholder may cast as many votes as he holds shares. Blank votes and invalid votes shall be regarded as not having been cast. Resolutions proposed to the general meeting of stockholders by the board of directors shall be adopted by a simple majority of votes cast, unless another majority of votes or quorum is required by virtue of Dutch law or our articles of association. All other resolutions shall be adopted by a two thirds majority of the votes cast, provided such majority represents at least half of the issued share capital, unless another majority of votes or quorum is required by virtue of Dutch law. In addition, we have authorized two series of preferred stock, which may have different dividend rights, as determined by our board. See “Description of Capital Stock—Share Capital—Authorized Share Capital.”

Meetings of holders of shares of a particular class or classes shall be held as frequently and whenever such meeting is required by virtue of any statutory regulation or any regulation in our articles of association. Such meeting may be convoked by the board of directors or one or more stockholders and/or holders of depositary receipts, who jointly represent at least one-tenth of the capital issued and outstanding in the shares of the class concerned.

Stockholder Vote on Certain Reorganizations

Under Dutch law, the approval of our general meeting of stockholders is required for any significant change in the identity or nature of our company or business, including in the case of (i) a transfer of all or substantially all of our business to a third party, (ii) the entry into or termination by us or one of our subsidiaries of a significant long-term cooperation with another entity, or (iii) the acquisition or divestment by us or one of our subsidiaries of a participating interest in the capital of a company having a value of at least one-third of the amount of our assets, as stated in our consolidated balance sheet in our latest adopted annual accounts.

Anti-Takeover Provisions

Dutch law permits us to adopt protective measures against takeovers. Although we have not and do not envisage to adopt any specific takeover measures, our board of directors has been designated for a period of five years from the date of this offering to issue shares and grant rights to subscribe for shares in the form of common or preferred stock, up to the amount of our authorized share capital. Our preferred shares are a separate class of equity securities that could be issued for defensive purposes. Such shares would typically have both a liquidation and dividend preference over our common stock and otherwise accrue cash dividends at a fixed rate.

Books and Records

Pursuant to Dutch law, our board of directors must provide all information to our stockholders’ meeting, but is not obliged to provide such information to individual stockholders.

Amendment of the Articles of Association

Stockholders at the general meeting of stockholders will only be able to amend the articles of association at the proposal of the board of directors. A proposal to amend the articles of association whereby any change would be made in the rights which vest in the holders of shares of a specific class in their capacity as such, shall require the prior approval of the meeting of holders of the shares of that specific class.

Dissolution, Merger/Demerger

Stockholders at the general meeting of stockholders will only be able to dissolve the Company at the proposal of the board of directors.

The liquidation of the Company shall be carried out by the board of directors, if and to the extent the general meeting of stockholders has not appointed one or more other liquidators. The general meeting of stockholders shall determine the remuneration of the liquidators, if any.

Under Dutch law, a resolution to merge or demerge shall be adopted in the same manner as a resolution to amend the articles of association. The general meeting of stockholders may on proposal of the board of directors resolve to merge or demerge by a simple majority of votes cast, irrespective of the capital present or represented at the general meeting of stockholders.

Squeeze-out

In accordance with Dutch law, a stockholder who for its own account holds at least 95% of a company’s issued capital may institute proceedings against the company’s other stockholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority stockholders in accordance with the provisions of the Dutch Civil Code. The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority stockholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares. Once the order to transfer has become final, the acquirer must give written notice of the price, and the date on which and the place where the price is payable to the minority stockholders whose addresses are known to it. Unless all addresses are known to the acquirer, it shall also publish the same in a daily newspaper with nationwide distribution.

Dutch Market Abuse Regulation

The Dutch Financial Markets Supervision Act (Wet op het financieel toezicht, the “FMSA”) provides for specific rules intended to prevent market abuse, such as the prohibitions on insider trading, divulging inside information and tipping, and market manipulation. The Company is subject to the Dutch insider trading prohibition (in particular, if it trades in its own shares or in financial instruments the value of which is (co)determined by the value of the shares), the Dutch prohibition on divulging insider information and tipping and the Dutch prohibition on market manipulation. The Dutch prohibition on market manipulation may mean that certain restrictions apply to the ability of the Company to buy-back its shares. In certain circumstances, the Company’s investors can also be subject to the Dutch market abuse rules.

Pursuant to the FMSA rules on market abuse, members of the board of directors and any other person who has (co)managerial responsibilities in respect of the Company or who has the authority to make decisions affecting the Company’s future developments and business prospects and who may have regular access to inside information relating, directly or indirectly, to the Company, must notify the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”) of all transactions with respect to the shares or in financial instruments the value of which is (co)determined by the value of the shares, conducted for its own account.

In addition, certain persons closely associated with members of the board of directors or any of the other persons as described above and designated by the FMSA Decree on Market Abuse (Besluit Marktmisbruik Wft) must also notify the AFM of any transactions conducted for their own account relating to the shares or in financial instruments the value of which is (co)determined by the value of the shares. The FMSA Decree on Market Abuse determines the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date, and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i), (ii) or (iii) above or by the relevant member of the board of directors or other person with any authority in respect of the Company as described above.

These notifications must be made by means of a standard form and by no later than the fifth business day following the transaction date. The notification may be postponed until the moment that the value of the transactions performed for that person’s own account, together with the transactions carried out by the persons closely associated with that person, reach or exceed an amount of €5,000 in the calendar year in question.

The AFM keeps a public register of all notification under the FMSA on its website (www.afm.nl). Third parties can request to be notified automatically by e-mail of changes to the public register.

Pursuant to the rules on market abuse, we will adopt in connection with the consummation of this offering an internal insider trading regulation policy, which will be available on our website. This regulation provides for, among other things, rules on the possession of and transactions by members of the board of directors and employees in the shares or in financial instruments the value of which is (co)determined by the value of the shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Private Equity Consortium and Philips

Advisory Services Agreements

The Private Equity Consortium and Philips provide advisory services to us and our affiliates pursuant to advisory services agreements between NXP B.V., KASLION Holding B.V. and Philips executed in connection with the Formation (the “Advisory Services Agreements”). Under the terms of the Advisory Services Agreements, we are obligated to pay to KASLION Holding B.V. and to Philips an aggregate annual fee plus all expenses incurred in connection with the provision of services under the agreements. The annual aggregate fees under these agreements are €2.5 million. We have paid €2.0 million per year under the agreement and have accrued a reserve for the remaining amount. Upon the consummation of this offering, the agreements described herein will be terminated. All amounts due under the Advisory Services Agreements will become due upon termination of the agreement.

In addition to the Advisory Services Agreements, we have recently agreed to pay approximately $1.3 million to KASLION Holding B.V. for the provision of certain advisory services to us, which we expect to pay prior to the consummation of this offering.

AlpInvest Partners Beheer 2006 B.V. (“AlpInvest Beheer”), acting as general partner of AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage IIA—Lion C.V., will provide certain advisory services to us. AlpInvest Beheer expects to make the services of Mr. Volkert Doeksen or any qualified replacement, knowledgeable of the business dynamics in continental Europe in general and in the Netherlands in particular, available to us. As part of the Private Equity Consortium, AlpInvest Partners CS Investments 2006 C.V. was allowed to designate an observer to our supervisory board. Accordingly, Mr. Doeksen was an observer to our supervisory board prior to the adoption of the one-tier structure. We and our stockholders have requested Mr. Doeksen to continue to advise our board of directors after the consummation of this offering. We will enter into a separate agreement in this regard with AlpInvest Beheer, under which we expect AlpInvest Beheer will receive an annual advisory fee of $25,000.

Operating Agreement

In connection with our Formation, the Private Equity Consortium and certain co-investors, directly or indirectly, formed KASLION Holding B.V., through which they invested in our Company. In connection with such investments, the Private Equity Consortium entered into an operating agreement containing provisions with respect to, among other things, restrictions on the issuance or transfer of interests and other special corporate governance provisions. Prior to the consummation of this offering, this operating agreement is expected to be terminated.

Shareholders’ Agreement

On September 29, 2006, we, Philips, KASLION Holding B.V., the Management Foundation and NXP B.V. entered into a shareholders’ agreement. For so long as Philips holds more than 10% of our equity, the shareholders’ agreement includes, among other things, provisions regarding the composition of NXP B.V.’s supervisory board and provisions that subject certain of the activities of NXP B.V. to the approval of either a supervisory board member designated by Philips to NXP B.V.’s board or the chairman of NXP B.V.’s supervisory board, who in accordance with the terms of the agreement must be a person not affiliated with Philips or KASLION Holding B.V. The agreement also limits our ability, without the approval of the supervisory board member designated by Philips, to amend the organizational documents of NXP B.V. in a manner adverse to Philips’ rights as a stockholder in NXP Semiconductors N.V. or its rights under the shareholders’ agreement, engage in transactions with affiliated persons, modify or waive the pre-emptive rights attaching to NXP B.V.’s shares of common stock, engage in a legal merger, demerger or liquidation, repurchase or redeem equity securities other than on a pro-rata basis and sell all or substantially all of NXP B.V.’s assets in exchange for equity securities of a person not active in the semiconductor industry. In addition, the shareholders’ agreement limits NXP B.V.’s ability without the approval of the chairman of NXP B.V.’s supervisory board to incur indebtedness or issue any debt securities or assume, guarantee or endorse any material obligation of any other person and to pay dividends or make other distributions, redeem or repurchase equity securities or make loans to NXP B.V. Philips may sell all or part of its stake in us at any time provided such sale is not to one of our competitors and Philips complies with rights of first offer granted to KASLION Holding B.V. The Shareholders’ Agreement also provides for certain registration rights.

Prior to the consummation of this offering, we expect the members of the Private Equity Consortium to restructure their indirect shareholding in our common stock such that each of them will directly, or indirectly through a separate Luxembourg holding company, hold shares of our common stock. Simultaneous with this offering, KASLION Holding B.V. will cease to hold any shares of our common stock. In connection with the restructuring, the members of the Private Equity Consortium, Philips and the Management Foundation (together, the “Existing Shareholders”) will enter into a new shareholders’ agreement among themselves, which will replace the shareholders agreement entered into on September 29, 2006. We are not a party to the new shareholders’ agreement.

Under the terms of the new shareholders’ agreement, the Existing Shareholders and any affiliate to which the Existing Shareholders transfer common stock will only be allowed to sell shares of our common stock after having received approval from an investors committee consisting of representatives of the Private Equity Consortium. These restrictions will terminate upon the Existing Shareholders collectively ceasing to hold a percentage of shares of our common stock equal to at least (i) 25% of their shareholding immediately prior to this offering and (ii) 10% (or, with respect to restrictions on sales by Philips, its affiliate transferees and transferees pursuant to clause (ii) of the following paragraph (collectively, the “Philips Parties”), 20%) of the shares of our common stock outstanding at any time, whichever occurs earlier. Any approved sale, other than sales by any Philips Party, will also be subject to pro rata tag-along rights for other Existing Shareholders.

The transfer restrictions will not apply to (i) transfers of shares of our common stock by the Existing Shareholders to their respective affiliates, (ii) transfers of shares of our common stock held by Philips to affiliated entities or one or more pension funds operated for the benefit of Philips’ current and former employees, provided such persons enter into the new shareholders’ agreement, and (iii) transfers of shares in our common stock held by Philips Parties, provided that the aggregate number of shares of our common stock that can be sold by Philips Parties may not exceed (a) 4% of the Outstanding Share Amount during the twelve-month period immediately preceding the date of the consummation of the relevant transfer or (b) 2% of the Outstanding Share Amount during the three-month period immediately preceding the date of the consummation of the relevant transfer. For purposes of these restrictions, “Outstanding Share Amount” shall mean (i) with respect to any transfer in respect of which a Form 144 has been filed with the SEC, the number of shares of common stock outstanding as shown on such form and (ii) with respect to any other transfer, that number of shares of common stock outstanding that we shall have most recently disclosed in our public filings with the SEC.

Existing Shareholders proposing to sell at least 40% of the shares of our common stock outstanding at any time to a third party purchaser can also require the other Existing Shareholders to sell to such third party purchaser.

The new shareholders’ agreement will also contain voting agreements among the Existing Shareholders with respect to, among other matters, the election of certain non-executive members to our board of directors. The shareholders’ agreement will provide that our board of directors shall be comprised of, among others, seven non-executive members and that certain stockholders have the right to designate such non-executive members, subject to their election by our general meeting of stockholders. So long as Philips, or entities affiliated with Philips or operated for the benefit of Philips’ current and former employees, beneficially owns at least 10% of our outstanding shares of common stock, Philips will have the right to designate one member to our board of directors. So long as funds advised by KKR, Bain, Silver Lake, Apax or AlpInvest each beneficially own at least 2.5% of the outstanding shares of our common stock, the funds advised by KKR and Bain each have the right to designate two members of our board of directors and the funds advised by Silver Lake and Apax each have the right to designate one member to our board of directors. If any party’s shareholding falls below the relevant threshold, it will cause the board member nominated by it to promptly resign from the board of directors, unless otherwise agreed .

The new shareholders agreement will terminate upon the occurrence of certain events, including: (i) with respect to the individual parties to the agreement, upon such party ceasing to hold shares of common stock, (ii) with respect to Philips, upon the date that is three years after the consummation of this offering and (iii) with respect to all parties, upon certain parties’ collective shareholdings falling below specified thresholds.

Registration Rights Agreement

In connection with the restructuring, the Existing Shareholders and certain other investors will enter into a registration rights agreement with us. In accordance with the registration rights agreement, we will agree to file a shelf registration statement with the SEC immediately following the first anniversary of the date of this prospectus for that purpose. In addition, the registration rights agreement will provide the Existing Shareholders with an unlimited number of demand registration rights and with piggyback registration rights, with a right to participate for certain other investors, which, in either case if exercised, would impose on us an obligation to register for public resale with the SEC shares of our common stock that are held by the Existing Shareholders or such other investors. The demand registration rights can be exercised at any time after the expiration of the lock-up period. The piggyback registration rights may be exercised whenever we propose to register any of our securities under the Securities Act or equivalent non-U.S. securities laws, other than this initial public offering or a registration pursuant to demand registration rights, on Form F-4 or S-4 or any successor form or solely relating to an offering and sale to our employees or directors pursuant to any employee stock option plan or any other benefit plan arrangement. In each such event, we are required to pay the registration expenses.

Philips

Following consummation of this offering, Philips, or entities affiliated with Philips or pension funds operated for the benefit of Philips’ current and former employees, will continue to hold an indirect     % beneficial interest in us. In addition to the shareholders’ agreement described below, we have entered into a number of other agreements with Philips. Most of these agreements are governed by and construed in accordance with the laws of the Netherlands. A number of these agreements contain change of control provisions allowing Philips to terminate them in case of a change of control, as defined in the relevant agreements. A listing of our company will not constitute a change of control, except if any other stockholder gains effective control of our company.

Philips has informed us that it does not view its investment in our common stock to be a strategic holding and that it intends to divest its holdings of our common stock at such time or times as it considers appropriate, subject to market conditions and other factors, including the terms of the lock-up agreement we expect it to enter into in connection with this offering. Philips has also informed us that it is considering selling or transferring all or a portion of its holdings of our common stock to affiliated entities or to one or more pension funds operated for the benefit of Philips’ current or former employees.

Intellectual Property Transfer and License Agreement

The Intellectual Property Transfer and License Agreement dated September 28, 2006, which we refer to as the “IP Agreement”, governs the licensing of certain intellectual property from Philips to us and from us to Philips. Under the terms of this agreement, Philips assigned to us approximately 5,300 patent families. The IP Agreement also provides for certain design and processing requirements with respect to a very limited number of patents, the so-called phase change memory patents, which provide that if we fail to exploit these patents within five years, we must reassign them to Philips. If we are required to re-assign patents, we will receive a non-transferable, royalty-free irrevocable license to use such patents following the re-assignment.

In addition to assigning patents to us, Philips has granted us a non-exclusive, royalty-free and irrevocable license to all patents that Philips held but did not assign to us, to the extent that they were entitled to the benefit of a filing date prior to the separation between us and Philips and for which Philips was free to grant licenses to third parties without the consent of or accounting to any third party other than an entity owned or controlled by Philips or us and to certain know-how that was available to us, where such patents and know-how relate: (1) to our products and technologies, as of September 29, 2006, as well as successor products and technologies, (2) to technology that was developed for us prior to the separation between us and Philips, and (3) to technology developed pursuant to contract research work co-funded by us. Philips has also granted us a non exclusive, royalty free and irrevocable license (1) under certain patents for use in giant magneto-resistive devices outside the field of healthcare and bio applications, and (2) under certain patents relevant to polymer electronics resulting from contract research work co-funded by us in the field of radio frequency identification tags. This license is subject to exclusions. The license does not cover (1) patents which are necessary for the implementation of an adopted standard, (2) patents which as of September 29, 2006, were used or will be used by Philips in industry-wide licensing programs of which Philips has informed us in writing, (3) patents and know-how relating to 3D applications, or (4) unless originating from work co-funded by us or generated by our employees, patents for solid state lighting applications. The license is non-transferable (although divested companies will have an option, under certain circumstances, to enter into a new license agreement with Philips) but includes certain rights to grant sublicenses and to have products made by third party manufacturers (“have-made rights”). The license is subject to certain prior commitments and prior undertakings. In return, we granted Philips a non-exclusive, royalty-free, irrevocable license under all patents and know-how that Philips assigned and transferred to us under the IP Agreement. This license is non-transferable and includes specified sub-license and have-made rights. In particular Philips has been granted the right to have products made by third party manufacturers, solely for the account of, and use or resale by, Philips. Philips also has the right to grant sub-licenses for (a) integrated circuits and discretes, miniature loudspeakers, kits or RF front-end solutions and other products, (b) for features that are designed by or exclusively for Philips, (c) to third party manufacturers, that have obtained a right to make products for Philips for the duration of such manufacturer delivering such products to Philips, enabling such manufacturer to supply such products to third parties for the same applications as used by Philips after expiration of the lead times as agreed between Philips and the supplier. Philips is furthermore entitled to grant sub-licenses (1) to third parties insofar as necessary to enable primarily technology co-operations and to license software to third parties other than customers, (2) to third parties, with whom Philips or any of its associated companies has entered or will enter into cross-license agreements and to which we or any of our associated companies become a party and (3) insofar as necessary for the sale or licensing, directly or indirectly, of services, software and/or IP blocks by Philips.

Philips has granted us a non-transferable, non-exclusive, royalty-free, irrevocable license to use any software retained by it within the scope of our business to the extent such software was available to us at the closing of our separation and to the extent necessary for the sale of existing products supplied by us at the time of the separation. This license includes the right to modify and create derivative works and the right to grant sub-licenses in the context of, and to the extent necessary for, the marketing or supplying certain products supplied by us on the date of the closing of our separation. In return, we have granted Philips a cross-license with respect to all software rights that Philips has assigned or transferred to us.

Under the IP Agreement, Philips has also assigned to us certain copyrights, know-how, trademarks and domain names as well as certain patent license and patent ownership agreements. The copyrights assigned include all copyrights relating to integrated circuits and discrete semiconductors, miniature loudspeakers, kits and radio frequency front-end solutions that historically have been marketed by or developed by, or exclusively for, our business and any drawings and documentation relating to such products. The business know-how assigned includes know-how that originated within Philips but is used or intended to be used primarily within our business. The trademarks and domain names assigned include Nexperia® and TriMedia®.

In accordance with the IP Agreement, we have ceased using the term “Philips” as a brand name or trade name without Philips’ consent. This includes the use of the Philips trademark and logo, and any derivative or combination mark. We are, however, permitted under certain circumstances to use the tag “founded by Philips” in accordance with Philips’ guidelines for a period of five years after our separation from Philips.

Private Equity Consortium and Certain Co-investors

We have been advised by the Private Equity Consortium that it has entered into an agreement relating to shares of our common stock with certain co-investors that participated with the Private Equity Consortium in connection with its purchase from Philips of 80.1% of its semiconductor business in 2006. Pursuant to this agreement, without the approval of an investors committee consisting of representatives of the Private Equity Consortium, the co-investors are generally prohibited from selling the shares of our common stock held by them as of the date of this offering for a period of first six months from the date we complete this offering and, thereafter, may only sell those shares in accordance with certain volume and other limitations. These volume and other limitations terminate 15 months after we complete this offering, after which time the co-investors may freely sell their shares without restriction under the agreement. As of July 15, 2010, the aggregate number of shares our common stock beneficially owned by these co-investors was 12,337,576, representing approximately 4.95% of our outstanding shares after consummation of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock).

Other

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. The only material alliance partner with whom we have entered into transactions is SSMC.

PRINCIPAL STOCKHOLDERS

The following table shows the amount of our common stock beneficially owned as of April 4, 2010 by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each member of our board of directors, (iii) each director nominee, (iv) each of the named executive officers, (v) certain former members of management and (vi) all members of the board, director nominees and all of our executive officers as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 215,251,500 shares of our common stock outstanding as of April 4, 2010 and 249,251,500 shares of common stock expected to be outstanding following the consummation of this offering, including the 34,000,000 shares of our common stock offered by us hereby. As of April 4, 2010, there were three holders of record of our common stock, none of which are U.S. holders. As shown in the table below, funds advised by KKR, Bain and Silver Lake are considered U.S. beneficial holders and collectively beneficially own 59.6% of our shares of common stock prior to consummation of this offering.

			Common Stock Beneficially Owned After this Offering
Name of Beneficial Owner	Common Stock Beneficially Owned Prior to this Offering		Assuming the Underwriters’ Option is Not Exercised		Assuming the Underwriters’ Option is Exercised in Full
	Number	%	Number	%	Number	%
Funds advised by KKR(1)(2) (7)	171,935,850	79.88	70,581,370	28.32	70,581,370	27.75
Funds advised by Bain(1)(3) (7)	171,935,850	79.88	60,956,028	24.46	60,956,028	23.97
Funds advised by Silver Lake(1)(4) (7)	171,935,850	79.88	41,710,419	16.73	41,710,419	16.40
Funds advised by Apax(1)(5) (7)	171,935,850	79.88	44,113,015	17.70	44,113,015	17.34
Funds advised by Alpinvest(1)(6)	149,474,250	69.45	9,622,242	3.86	9,622,242	3.78
NXP Co-Investment Partners L.P.(7)	22,461,600	10.43	22,461,600	9.01	22,461,600	8.83
Koninklijke Philips Electronics N.V.(8)	42,715,650	19.84	42,715,650	17.14	42,715,650	16.79
Richard L. Clemmer	—	—	—	—	—	—
Sir Peter Bonfield	—	—	—	—	—	—
Johannes P. Huth	—	—	—	—	—	—
Nicolas Cattelain	—	—	—	—	—	—
Eric Coutinho	—	—	—	—	—	—
Egon Durban(9)	171,935,850	79.88	41,710,419	16.73	41,710,419	16.40
Ian Loring(10)	171,935,850	79.88	60,956,028	24.46	60,956,028	23.97
Michel Plantevin	—	—	—	—	—	—
Richard Wilson	—	—	—	—	—	—
All directors and executive officers as a group(11)	171,935,850	79.88	171,935,850	68.98	171,935,850	67.60

(1)	Prior to the consummation of this offering, the funds advised by KKR, Bain, Silver Lake, Apax and Alpinvest will restructure their indirect shareholdings, through KASLION Holding B.V., in our common stock such that each of them will directly, or indirectly through a Luxembourg holding company or companies, hold shares of our common stock (the “Stockholder Restructuring”).

(2)

Following the Stockholder Restructuring, KKR’s affiliates and certain funds advised by KKR will, through various KKR-affiliated entities, hold shares of our common stock through a newly organized Luxembourg holding company. The following KKR-affiliated entities (the “KKR Entities”) will have an indirect interest in 48,119,770 shares of our common stock through their ownership of such newly organized Luxembourg holding company: KKR NXP (2006) Limited (3,752,674 shares); KKR NXP (European II) Limited (24,055,605 shares); KKR NXP (Millennium) Limited (20,311,480 shares); and KKR Associates Europe II Limited Partnership (11 shares). As the designated members of KKR Management LLC (which may be deemed to indirectly control one or more general partners, stockholders or members of the entities that own or control the KKR Entities), Henry R. Kravis and George R. Roberts may be deemed to beneficially own the shares of our common stock indirectly held by the KKR Entities, but disclaim beneficial ownership of such shares. In addition, as the voting partner of certain affiliates of the KKR Entities, KKR SP Limited may be deemed to beneficially own the shares of our common stock indirectly held by the KKR Entities, but disclaims beneficial ownership of such shares.

The principal business address of each of the entities and persons identified in this footnote except Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A. The principal business office for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025, U.S.A.

(3)	Following the Stockholder Restructuring, Bain Pumbaa LuxCo S.à r.l. will own 38,494,428 shares of our common stock. As a shareholder of Bain Pumbaa LuxCo S.à r.l., Bain Capital Lion Holdings, L.P. (“Lion Holdings”) has voting and dispositive power over 38,488,968 shares of our common stock held by Bain Pumbaa LuxCo S.à r.l. and may be deemed to beneficially own all shares of our common stock held by Bain Pumbaa LuxCo S.à r.l. In addition, as a shareholder of Bain Pumbaa LuxCo S.à r.l., Bain Capital Fund IX, L.P. (“Fund IX”) has voting and dispositive power over 5,459 shares of our common stock held by Bain Pumbaa LuxCo S.à r.l. Bain Capital Investors, LLC (“BCI”) is the managing general partner of Lion Holdings as well as the general partner of Bain Capital Partners IX, L.P., which in turn is the general partner of Fund IX. As a result, BCI may be deemed to beneficially own all of the shares of our common stock held by Lion Holdings and Fund IX, but disclaims beneficial ownership of such shares of our common stock. BCI is controlled by an investment committee composed of 17 members, Andrew Balson, Steven Barnes, Joshua Bekenstein, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, Matthew Levin, Ian Loring, Philip Loughlin, Mark Nunnelly, Stephen Pagliuca, Mark Verdi, Michael Ward and Stephen Zide. Each such investment committee member, disclaims beneficial ownership of shares indirectly held by Lion Holdings and Fund IX.

In addition, upon the consummation of this offering, the Bain-affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares.

The address of each of BCI, Lion Holdings and Fund IX is 111 Huntington Avenue, Boston, MA 02199, U.S.A.

(4)	Following the Stockholder Restructuring, SL II NXP S.à.r.l. will own 19,248,819 shares of our common stock. As a shareholder of SL II NXP S.à.r.l., SLP II Cayman NXP Ltd. has voting and dispositive power over 19,166,049 shares of our common stock held by SL II NXP S.à.r.l. and may be deemed to beneficially own all shares of our common stock held by SL II NXP S.à.r.l. In addition as a shareholder of SL II NXP S.à.r.l. , SLTI II Cayman L.P. has voting and dispositive power over 82,770 shares of our common stock held by SL II NXP S.à.r.l. and may be deemed to beneficially own all shares of our common stock held by SL II NXP S.à.r.l. Silver Lake Partners II Cayman, L.P. is the sole shareholder of SLP II Cayman NXP, Ltd. Silver Lake Technology Investors II Cayman, L.P. is the sole shareholder of SLTI II Cayman NXP, L.P. Silver Lake Technology Associates II Cayman, L.P. is the general partner of Silver Lake Partners II Cayman, L.P. Silver Lake (Offshore) AIV GP II, Ltd. is the general partner of each of Silver Lake Technology Associates II Cayman, L.P. and Silver Lake Technology Investors II Cayman, L.P. Silver Lake (Offshore) AIV GP II, Ltd. disclaims beneficial ownership of the shares of our common stock indirectly owned by Silver Lake Partners II Cayman, L.P. and Silver Lake Technology Investors II Cayman, L.P. (together, the “Silver Lake Funds”). Messrs. James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin, Michael J. Bingle, Egon Durban, Greg Mondre and Kenneth Y. Hao and Ms. Karen King serve as directors of Silver Lake (Offshore) AIV GP II, Ltd. They disclaim beneficial ownership of the ordinary shares indirectly owned by the Silver Lake Funds.

In addition, upon the consummation of this offering, the Silver Lake-affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the

Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares.

Silver Lake’s address is c/o 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025, USA.

(5)	Following the Stockholder Restructuring, 21,651,415 shares of our common stock will be held, directly or indirectly, by (i) Apax US VII, L.P., which is ultimately managed by Apax US VII GP Ltd. (ii) Apax Europe V (a collection of nine partnerships comprised of Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, LP and Apax Europe V-2, LP), which is managed by Apax Partners Europe Managers Ltd., which is advised by Apax Partners LLP, and (iii) Apax Europe VI (a collection of two partnerships comprised of by Apax Europe VI – A L.P. and Apax Europe VI-1 L.P.), which is managed by Apax Partners Europe Managers Ltd., which in turn is advised by Apax Partners LLP. Apax US VII, L.P., Apax Europe V and Apax Europe VI each disclaim beneficial ownership of the shares held by the other. As director and shareholder of Apax US VII GP Ltd. John Megrue may be deemed to beneficially own the shares of our common stock indirectly held by Apax Europe US VII, L.P., but disclaims beneficial ownership of such shares. As directors and shareholders of Apax Partners Europe Managers Ltd., Martin Halusa, Stephen Grabiner, Paul Fitzsimons and Ian Jones may be deemed to beneficially own the shares of our common stock indirectly held by Apax Europe V and Apax Europe VI, but disclaim ownership of such shares.

In addition, upon the consummation of this offering, the Apax-affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares.

The address of Apax Partners LLP and Apax Partners Europe Managers Ltd. is 33 Jermyn Street, London SW1Y 6DN, England, and the address of Apax Partners L.P. is 601 Lexington Avenue, 53rd Floor, New York, NY 10022, U.S.A.

(6)	Following the Stockholder Restructuring, AlpInvest Partners CSI 2006 Lion C.V. will own 9,543,580 shares in our common stock and AlpInvest Partners Later Stage II-A Lion C.V. will own 78,662 shares of our common stock. As the managing director of AlpInvest Partners Beheer 2006 B.V. (which manages AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V.), AlpInvest Partners N.V. may be deemed to hold voting and dispositive power with respect to the shares in our common stock beneficially owned by AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V., but disclaims beneficial ownership of such shares. As managing directors of AlpInvest Partners N.V. Volkert Doeksen, Wim Borgdorff, Johan Paul de Klerk and Erik Thyssen may be deemed to beneficially own the shares of our common stock owned by AlpInvest Partners Later Stage II-A Lion C.V. and AlpInvest Partners CSI 2006 Lion C.V., but disclaim beneficial ownership of such shares.

In addition, upon the consummation of this offering, the Alpinvest-affiliated funds and individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares.

Alpinvest’s address is c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, the Netherlands.

(7)	As the general partner of NXP Co-Investment Partners L.P., NXP Co-Investment GP Ltd. beneficially owns the shares held by NXP Co-Investment Partners L.P. Funds and entities advised by KKR, Bain, Silver Lake and Apax share voting and dispositive power with regard to the shares of our common stock beneficially owned by NXP Co-Investment GP Ltd. and are deemed to beneficially own them. The individuals named in footnotes 2, 3, 4 and 5 respectively that may be deemed to have beneficial ownership of the shares of our common stock held by the entities advised by KKR, Bain, Silver Lake and Apax respectively may be deemed to beneficially own the shares of our common stock owned by NXP Co-Investment Partners L.P., but disclaim beneficial ownership of such shares.

(8)

Upon the consummation of this offering, Koninklijke Philips Electronics N.V. and the individuals named above may be deemed by virtue of their rights under the shareholders’ agreement with respect to the

Company to share voting power with respect to the shares of our common stock held by the other parties to the shareholders’ agreement, but disclaim beneficial ownership of such shares. The business address of Koninklijke Philips Electronics N.V. is Breitner Center, Amstelplein 2, 1096 BC Amsterdam, the Netherlands.

(9)	Mr. Durban is a director of our Company, as well as a director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Durban include shares beneficially owned by the funds advised by Silver Lake. Mr. Durban disclaims beneficial ownership of any shares owned directly or indirectly by funds advised by Silver Lake.

(10)	Mr. Loring is a director of our Company, as well as a member of the investment committee of Bain Capital Investors, LLC. Amounts disclosed for Mr. Loring include shares beneficially owned by the funds advised by Bain. Mr. Durban disclaims beneficial ownership of any shares owned directly or indirectly by funds advised by Bain.

(11)	Reflects shares that may be beneficially owned by our directors. However, each director disclaims beneficial ownership of such shares. In addition, prior to consummation of this offering, our directors and executive officers beneficially owned as a group options or equity rights representing 291,625 shares of our common stock. If exercised, these shares would have represented 0.14% of the shares of our common stock prior to consummation of this offering, or 0.12% after this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). However, at the time of consummation of this offering, none of these depositary receipts are exercisable currently or within 60 days from the date of this prospectus. At any time that the Private Equity Consortium reduces its shareholding in us or in the event that the Private Equity Consortium no longer holds in the aggregate at least 30% of our common stock, vested stock options granted under our stock option plans would become exercisable. In addition, if the aggregate shareholding of the Private Equity Consortium reduces its aggregate shareholding in us to below 30%, all outstanding and unvested stock options will vest.

DESCRIPTION OF CAPITAL STOCK

The following discussion summarizes the material terms of our capital stock to be issued in connection with the public offering contemplated by this prospectus. This discussion does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of association in effect as of the effective time of this offering. You will be able to obtain a copy thereof by following the instructions under “Where You Can Find More Information”.

Share Capital

Authorized Share Capital

Our articles of association provide for up to three classes of shares; our shares of common stock and two separate series of preferred shares. No preferred shares have been issued as of the date of this prospectus.

The following table sets forth our authorized share capital as of the date of this prospectus. Our authorized capital amounts to 1,076,257,500 shares and is divided into:

	Nominal value per share	Number of shares authorized

Shares of common stock	€0.20	430,503,000
Preferred Shares PA	€0.20	430,503,000
Preferred Shares PB	€0.20	215,251,500

Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association. An amendment of our articles of association would require stockholder approval.

Issued Share Capital

After consummation of this offering (and assuming no exercise of the underwriters option to purchase additional shares of our common stock), we will have 249,251,500 shares of common stock issued and outstanding, all of which will be fully paid-up. Each share (whether common or preferred) will confer the right to cast one vote.

Issue of Shares

The board of directors has the power to resolve to issue shares and to determine the price and further terms and conditions of such share issue, if and in so far as the board of directors has been designated by the general meeting of stockholders as the authorized corporate body for this purpose. A designation as referred to above shall only be valid for a specific period of no more than five years and may from time to time be extended with a period of no more than five years. Our board of directors has been designated for a period of five years from the date of our reverse stock split to issue shares and grant rights to subscribe for shares in the amount of our authorized share capital.

Pre-emptive Rights

Under our articles of association, existing holders of our shares of common stock will have pre-emptive rights in respect of future issuances of shares of common stock in proportion to the number of shares of common stock held by them, unless limited or excluded as described below. Holders of our shares of common stock shall not have pre-emptive rights in respect of future issuances of preferred shares. Holders of preferred shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to our employees or to employees of one of our group companies. Our board of directors has been empowered by the general meeting of stockholders for a period of five years to limit or exclude any pre-emptive rights to which stockholders may be entitled in connection with the issuance of shares as of the date of our reverse stock split. The authority of the board of directors to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the board of directors to limit or exclude pre-emptive rights in force, the general meeting of stockholders shall have authority to limit or exclude such pre-emptive rights.

According to Dutch law, resolutions of the general meeting of stockholders (i) to limit or exclude pre-emptive rights or (ii) to designate the board of directors as the corporate body that has authority to limit or exclude pre-emptive rights, require a majority of at least two-thirds of the votes cast in a meeting of stockholders, if less than 50% of the issued share capital is present or represented. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

Form and Transfer of Shares

Our shares of common stock will be issued in registered form only. Shares of common stock must be fully paid upon issue. Our shares of common stock shall only be available without issue of a share certificate in the form of an entry in the share register. A register of stockholders will be maintained by us or by third parties upon our instruction.

Repurchase by the Company of its Shares

Under Dutch law, a public company with limited liability (naamloze vennootschap) may acquire its own shares, subject to certain provisions of Dutch law and the articles of association, if (i) the company’s stockholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the articles of association and (ii) the company and its subsidiaries would not thereafter hold shares or hold a pledge over shares with an aggregate par value exceeding 50% of its current issued share capital. Such company may only acquire its own shares if its general meeting of stockholders has granted the board of directors the authority to effect such acquisitions. Our stockholders have authorized the board of directors to acquire our own shares up to the maximum number allowed under Dutch law. These shares may be used to deliver shares under our equity-based compensation plans.

If we would decide to repurchase any of our shares, no votes could be cast at a general meeting of stockholders on the shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depositary receipts. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct or a right of pledge.

Currently none of our issued shares are held by us or any of our subsidiaries.

Capital Reduction

Subject to Dutch law and the articles of association, the general meeting of stockholders may resolve to reduce the outstanding share capital by cancelling of shares or by reducing the nominal value of shares. This will require amendment to our articles of association.

Dividends and Other Distributions

We do not anticipate paying any cash dividends for the foreseeable future, and instead intend to retain future earnings, if any, for use in the operation and expansion of our business and in the repayment of our debt.

Our ability to pay dividends on our common stock is limited by the covenants of our Secured Revolving Credit Facility or the Forward Start Revolving Credit Facility, as the case may be, and the Indentures and may be further restricted by the terms of any future debt or preferred securities. As a result, we currently expect to retain future earnings for use in the operation and expansion of our business and the repayment of our debt, and do not anticipate paying any cash in the foreseeable future. Whether or not dividends will be paid in the future will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors and our stockholders may deem relevant. If in the future our board of directors decides not to allocate profits to our reserves (making such profits available to be distributed as dividends), any decision to pay dividends on our common stock will be at the discretion of our stockholders. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the general meeting of stockholders. Distributions may not be made if the distribution would reduce stockholders’ equity below the sum of the paid-up capital and any reserves required by Dutch law or our articles of association.

Out of profits, dividends must first be paid on outstanding preferred shares in the sum of the obligatory dividend applicable to such shares. Dividends are paid first on the preferred shares series PA and second on the preferred shares series PB. The dividends paid on the preferred shares shall be based on a percentage of the amount called up and paid-up on those shares. This percentage is equal to the average of the EURIBOR interest charged for cash loans with a term of twelve months as set by the European Central Bank during the financial year for which this distribution is made, increased by a maximum margin of three hundred (300) basis points to be fixed upon the issuance of such shares by the board of directors, which margin may vary for each individual series. If and to the extent that profits are not sufficient to pay the dividends on the preferred shares in full, the shortfall shall be paid out of the reserves, with the exception of any reserves that were formed as share premium reserves upon the issuance of such preferred shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the shortfall is not fully distributed, no further distributions will be made as described below until the shortfall has been recovered.

As determined by the board of directors, the profits remaining after payment of any dividends on the preferred shares may be distributed or allocated to the reserves. Insofar as the profits have not been distributed or allocated to the reserves, they are at the free disposal of the general meeting of stockholders provided that no further dividends may be distributed on the preferred shares. The general meeting of stockholders may resolve, on the proposal of the board of directors, to distribute dividends or reserves, wholly or partially, in the form of our shares of common stock.

Distributions are payable 30 days following the date of declaration.

Dutch law, by providing that the declaration of dividends out of freely disposable profits is the right of the general meeting of stockholders, is different from the corporate law of most jurisdictions in the United States, which permit a corporation’s board of directors to declare dividends.

Distributions in cash that have not been collected within five years and one day after they have become due and payable shall revert to us.

Financial Year and Auditor

Our financial year coincides with our calendar year. The general meeting of stockholders appoints an auditor to audit the financial statements and to issue a report thereon. Under our audit policy, our board of directors and our audit committee conduct a thorough assessment of the functioning of the external auditor once every three years and appoint a new external auditor once every three years, based on a competitive selection process.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our shares of common stock, and we cannot predict what effect, if any, market sales of our shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our shares of common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of approximately 249,251,500 shares of common stock (254,351,500 shares of common stock if the underwriters exercise their option to purchase additional shares of common stock in full). Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which we summarize below.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which, upon consummation of this offering will be equal to approximately 2,492,515 shares (assuming no exercise of the underwriters’ option to purchase additional shares of common stock), and

•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-up Agreements

In connection with this offering, we, our executive officers and directors, the Private Equity Consortium, Philips and certain co-investors have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our shares of common stock or securities convertible into or exchangeable for shares of common stock, during the period ending 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

With respect to the lock-up agreement applicable to shares of our common stock held by Philips, the underwriters have agreed, in addition to other exceptions, to permit Philips to sell or transfer all or a portion of its holdings of our common stock to affiliates of Philips or to one or more pension funds (or affiliated investment vehicles) operated for the benefit of current or former employees of Philips or its subsidiaries, provided that any such purchaser or transferee enters into a lock-up agreement substantially identical to that of Philips (permitting further transfers to affiliates of Philips or one or more pension funds (or affiliated investment vehicles) operated for the benefit of current or former employees of Philips or its subsidiaries), and provided further that, if, in connection with such transfer or further transfer, the transferor or the purchaser or transferee is required to file a report under the Exchange Act reporting a change in beneficial ownership of shares of common stock during the restricted period (and provided that neither the transferor, nor the purchaser or transferee will voluntarily file such a report if not so required), the transferor provides at least two business days’ prior written notice of such filing to the representatives of the underwriters.

The restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the restricted period we issue an earnings release or announces material news or a material event relating to us occurs; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. See “Underwriting”.

Registration Rights

We intend to enter into registration rights agreements with our stockholders prior to the consummation of this offering. See “Certain Relationships and Related Party Transactions—Private Equity Consortium and Philips—Registration Rights Agreement”.

Shares Held By Philips

Philips has informed us that it does not view its investment in our common stock to be a strategic holding and that it intends to divest its holdings of our common stock at such time or times as it considers appropriate, subject to market conditions and other factors, including the terms of the lock-up agreement we expect it to enter into in connection with this offering. Philips has also informed us that it is considering selling or transferring all or a portion of its holdings of our common stock to affiliated entities or to one or more pension funds operated for the benefit of Philips’ employees.

DESCRIPTION OF INDEBTEDNESS

The following contains a summary of the material provisions of our Secured Revolving Credit Facility, the Forward Start Revolving Credit Facility, our Super Priority Notes, our Existing Secured Notes, our New Secured Notes, our Existing Unsecured Notes and the Collateral Agency Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the underlying documents.

Terms not otherwise defined in this section shall, unless the context otherwise requires, have the same meanings set out in the Secured Revolving Credit Facility agreement, the indenture related to our Super Priority Notes, our Existing Secured Notes, our New Secured Notes, our Existing Unsecured Notes or the Collateral Agency Agreement, as the case may be.

Secured Revolving Credit Facility

Pursuant to the Secured Revolving Credit Facility, which has been entered into by, among others, NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC, as borrowers, Morgan Stanley Senior Funding, Inc., as global collateral agent, and Mizuho Corporate Bank, Ltd., as Taiwan collateral agent (collectively, the “Collateral Agent”), Deutsche Bank AG, London Branch, as syndication agent, Merrill Lynch Capital Corporation as documentation agent, and Morgan Stanley Bank International Limited, Deutsche Bank AG, London Branch, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint-lead arrangers and joint bookrunners, up to €500 million is available to us. We entered into the Secured Revolving Credit Facility on September 29, 2006.

Repayment

The Secured Revolving Credit Facility will terminate on September 28, 2012, and any amount still outstanding will be due in full immediately on that date.

The Secured Revolving Credit Facility may be prepaid at any time, in whole or in part, without premium or penalty, except that any prepayment of EURIBOR or LIBOR advances other than at the end of the applicable interest periods shall be made with reimbursement for any funding losses and redeployment costs of the senior lenders resulting therefrom. Any amount repaid or prepaid, whether voluntarily or otherwise, may be re-borrowed, subject to certain conditions precedent to borrowing as specified in the Secured Revolving Credit Facility. The unutilized portion of any commitment under the Secured Revolving Credit Facility may be reduced or terminated by NXP B.V. and NXP Funding LLC at any time without penalty.

Interest Rates

Loans under the Secured Revolving Credit Facility denominated in euros bear interest at a rate per annum (calculated on a 360-day basis) equal to EURIBOR plus the applicable margin (as defined below). Loans under the Secured Revolving Credit Facility denominated in U.S. dollars bear interest at a rate per annum (calculated on a 360-day basis) equal to, at our option, either (i) LIBOR plus the applicable margin or (ii) the alternate base rate (defined as the higher of (x) the prime rate quoted by Deutsche Bank AG, New York Branch and (y) the federal funds rate plus 0.50%) plus the applicable margin.

The applicable margin means (i) until the date which is six months after the entering into of the amendment to the Secured Revolving Credit Facility, 2.75% per annum for EURIBOR and LIBOR advances, and 1.75% per annum for alternate base rate advances, and (ii) thereafter, a percentage per annum to be determined in accordance with the following net leverage-based pricing grid (defined as the ratio of total indebtedness less unrestricted cash to EBITDA, as defined).

Net Leverage Ratio	EURIBOR or LIBOR Applicable Margin	Alternate Base Rate Applicable Margin
>3.25	2.75%	1.75%
2.75 – 3.25	2.50%	1.50%
2.25 – 2.74	2.25%	1.25%
<2.25	2.00%	1.00%

NXP B.V. and NXP Funding LLC may select interest periods of one, two, three or six months for EURIBOR or LIBOR advances. Interest is payable at the end of the selected interest period, but no less frequently than quarterly. The applicable margin on all overdue amounts owing under the loan documentation will increase by 1% per annum.

Guarantees

The obligations of NXP B.V. and NXP Funding LLC pursuant to the Secured Revolving Credit Facility will be unconditionally guaranteed, jointly and severally, on a senior secured basis by each of the following guarantors (each individually, a “Guarantor”):

Country of incorporation	Guarantor
The Netherlands	NXP Semiconductors N.V.
The Netherlands	NXP Semiconductors Netherlands B.V.
Austria	NXP Semiconductors Austria GmbH
France	NXP Semiconductors France SAS
Germany	NXP Semiconductors Germany GmbH
Hong Kong	NXP Semiconductors Hong Kong Ltd.
The Philippines	NXP Semiconductors Philippines Inc.
Singapore	NXP Semiconductors Singapore Pte. Ltd.
Taiwan	NXP Semiconductors Taiwan Ltd.
Thailand	NXP Manufacturing (Thailand) Ltd.
U.K.	NXP Semiconductors UK Ltd.
U.S.A.	NXP Semiconductors USA, Inc.

If we cannot make payments on the Secured Revolving Credit Facility when they are due, certain Guarantors must make them instead. The laws of certain jurisdictions limit the enforceability or require the limitation of certain guarantees and of the rights to the collateral supporting such guarantees.

Security for the Secured Revolving Credit Facility

NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC and each of the Guarantors (except in the case of the Guarantor organized in the Philippines) have granted to the Collateral Agent, for the benefit of the senior lenders and letter of credit issuers, subject to agreed security principles, valid and perfected first priority liens and security interests in (i) all present and future shares of capital stock of (or other ownership or profit interests in) each of their present and future subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities, including all of the equity interests in NXP B.V. and NXP Funding LLC; (ii) all present and future intercompany debt; (iii) all of their present and future property and assets, real and personal, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights and tax refunds, but excluding cash and bank accounts; and (iv) all proceeds and products of the property and assets described in clauses (i), (ii) and (iii) above (collectively, the “Collateral”). The Philippines subsidiary has provided a conditional assignment of all of the above assets.

Such Collateral ratably secures the relevant party’s obligations in respect of the Secured Revolving Credit Facility, any interest rate swap or similar agreements with a senior lender under the Secured Revolving Credit Facility (or any of its affiliates), the Super Priority Notes, the Existing Secured Notes and the New Secured Notes in accordance with the terms of the collateral agency agreement, as described below (the “Collateral Agency Agreement”). The Collateral Agency Agreement provides that the senior lenders under the Secured Revolving Credit Facility and certain other obligations, including those under the Super Priority Notes, the Existing Secured Notes and the New Secured Notes, receive priority in right of payment in the event of a foreclosure on any of the Collateral or in insolvency proceeding to satisfy any obligations under the Secured Revolving Credit Facility, the Super Priority Notes, the Existing Secured Notes or the New Secured Notes.

The agreed security principles limit the obligation to provide security and guarantees based on certain legal, commercial and practical difficulties in obtaining effective security or guarantees from relevant companies in jurisdictions in which the company operates, and include, among others:

•	obstacles such as general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules, retention of title claims and similar matters;

•

the lack of legal capacity of the relevant company, a conflict with the fiduciary duties of such company’s directors, the contravention of any legal prohibition or regulatory condition, or the material risk of personal or criminal liability for officers or directors;

•	applicable costs of obtaining the security disproportionate to the benefit to the lenders;

•	the impossibility or impracticability to create a security over certain categories of assets;

•	the prohibition to charge certain assets because they are subject to contracts, leases, licenses or other arrangements with a third party that effectively prevent those assets from being charged;

•	a material adverse effect on the ability of the relevant obligor to conduct its operations and business in the ordinary course as otherwise permitted;

•

in the case of accounts receivable, a material adverse effect on either NXP B.V., NXP Funding LLC or a Guarantor’s relationship with or sales to the customer generating such receivables or material legal or commercial difficulties; and

•	a limit on the aggregate amount of notarial costs and all registration and like taxes relating to the provision of security.

The above security principles are, where relevant, subject to customary exceptions and obligations of NXP B.V., NXP Funding LLC or the relevant Guarantor to use reasonable efforts to overcome such obstacles. A complete copy of the agreed security principles is available on request from us.

Covenants

The Secured Revolving Credit Facility contains customary negative covenants restricting, subject to certain exceptions and among other things, our ability to (i) incur additional indebtedness; (ii) create liens; (iii) pay dividends, redeem capital stock or make certain other restrictive payments or investments; (iv) enter into agreements that restrict dividends from restricted subsidiaries; (v) engage in transactions with affiliates; and (vi) effect a consolidation or merger. The Secured Revolving Credit Facility also requires us to deliver our financial statements to the administrative agent for distribution to each lender, and to observe (and to cause each of our restricted subsidiaries to observe), certain affirmative undertakings, subject to materiality and other customary and agreed exceptions. These affirmative undertakings include, but are not limited to, undertakings related to (i) payment of obligations, (ii) preservation of corporate existence and maintenance of assets (including intellectual property rights) and properties, (iii) maintenance of insurance, (iv) compliance with laws, (v) inspection rights, and (vi) use of proceeds. The Secured Revolving Credit Facility does not contain any financial maintenance covenants.

Events of Default

The Secured Revolving Credit Facility sets out certain customary events of default, including a cross-default provision, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments. A change of control also constitutes an event of default.

Forward Start Revolving Credit Facility

As stated in “Prospectus Summary—Recent Developments”, on May 10, 2010, we entered into a €458 million Forward Start Revolving Credit Facility, which becomes available, subject to certain conditions, on September 28, 2012, and matures on September 28, 2015, to replace our existing Secured Revolving Credit Facility. The conditions to the use of the Forward Start Revolving Credit Facility include specified closing conditions, and also (i) that our consolidated net debt does not exceed $3,750 million as of June 30, 2012 (and if it exceeds $3,250 million on such date, the commitments under the Forward Start Revolving Credit Facility reduce by 50%), and (ii) that we issue on or before September 28, 2012, securities with gross proceeds of $500 million, having a maturity 180 days after the maturity of the Forward Start Revolving Credit Facility, the proceeds of which are being used to refinance debt (other than debt under the Secured Revolving Credit Facility) that matures before the maturity of the Forward Start Revolving Credit Facility.

Loans under the Forward Start Revolving Credit Facility denominated in euros bear interest at a rate per annum (calculated on a 360-day basis) equal to EURIBOR plus 5.5% and loans under the Forward Start Revolving Credit Facility denominated in U.S. dollars bear interest at a rate per annum (calculated on a 360-day basis) equal to LIBOR plus 5.5%, unless our consolidated net debt is below $3,250 million on September 28, 2012, in which case the applicable margin is 4% over, respectively, LIBOR or EURIBOR.

The Forward Start Revolving Credit Facility will have substantially the same covenants as our existing Secured Revolving Credit Facility.

Super Priority Notes

Overview

We initially issued the Super Priority Notes in private offers to exchange our Existing Secured Notes and Existing Unsecured Notes for such Super Priority Notes on April 2, 2009. As of April 4, 2010, we had an aggregate principal amount of $39 million of Euro Super Priority Notes and an aggregate principal amount of $221 million of Dollar Super Priority Notes outstanding.

Interest Rate

The Super Priority Notes accrue interest at the rate of 10% per annum and mature on July 15, 2013. Interest on the Super Priority Notes is payable on January 15 and July 15 of each year, commencing on July 15, 2009. Interest accrued from the issue date of the Super Priority Notes.

Prepayments and Redemptions

We may redeem all or part of the Super Priority Notes at any time at established redemption prices.

We may also redeem a series of the New Super Priority Notes in whole, but not in part, at any time, upon giving proper notice, if changes in tax laws impose certain withholding taxes on amounts payable on that series of the Super Priority Notes. If we decide to do this, we must pay the holders a price equal to the principal amount of that series of the Super Priority Notes plus accrued interest and certain other amounts.

If we experience a change of control, we will be required to offer to repurchase the Super Priority Notes at 101% of their principal amount plus accrued and unpaid interest.

Guarantee

The Super Priority Notes are guaranteed, jointly and severally, on a senior secured basis by each of the Guarantors under the Secured Revolving Credit Facility, other than NXP Semiconductors N.V. and NXP Semiconductors France SAS. If we cannot make payments on the Super Priority Notes when they are due, certain Guarantors must make them instead. The laws of certain jurisdictions limit the enforceability or require the limitation of certain guarantees and of the rights to the collateral supporting such guarantees.

Ranking

The Super Priority Notes rank:

•

equal in right of payment with all of our and the Guarantors’ existing and future senior indebtedness, including indebtedness under our Secured Revolving Credit Facility, the Existing Secured Notes, the New Secured Notes and any other secured obligations and effectively ahead of our existing and future unsecured obligations, including the Existing Unsecured Notes, to the extent of the value of the Collateral;

•	senior in right of payment to our and the Guarantors’ existing and future subordinated indebtedness; and

•

effectively junior to all of the liabilities, including trade payables, of our subsidiaries that have not guaranteed the Super Priority Notes in respect of claims against the assets of such subsidiaries.

The indebtedness and obligations under our Secured Revolving Credit Facility, the Super Priority Notes, the Existing Secured Notes, the New Secured Notes and certain other existing and future indebtedness and obligations permitted under the Secured Revolving Credit Facility and the respective Indentures all benefit from liens over the Collateral. Under the terms of the Collateral Agency Agreement, in the event of a foreclosure on the Collateral or of insolvency proceedings, the holders of the Super Priority Notes, together with the lenders under the Secured Revolving Credit Facility and any other permitted super priority debt will receive proceeds from the Collateral prior to the holders of the Existing Secured Notes and the New Secured Notes.

Certain Covenants and Events of Default

The indenture governing our Super Priority Notes contains a number of covenants that, among other things, restricts, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends, redeem capital stock or make certain other restrictive payments or investments;

•	enter into agreements that restrict dividends from restricted subsidiaries;

•	engage in transactions with affiliates; and

•	effect a consolidation or merger.

These covenants are subject to a number of important qualifications and exceptions and will be suspended with respect to any series of Super Priority Notes if and when, and for so long as, such series is rated investment grade.

In addition, the indenture governing our Super Priority Notes imposes certain requirements as to future subsidiary guarantors. The indenture governing our Super Priority Notes also contains certain customary certain customary events of default.

Existing Secured Notes

Overview

On October 5, 2006, we issued the Existing Secured Notes, consisting of €1,000 million of Euro Floating Rate Secured Notes, $1,535 million of Dollar Floating Rate Secured Notes and $1,026 million of Dollar Fixed Rate Secured Notes.

On April 23, 2007, we filed a registration statement to exchange the Existing Secured Notes for publicly tradable notes having substantially identical terms.

As of April 4, 2010, we had an aggregate principal amount of $1,145 million of Euro Floating Rate Secured Notes, an aggregate principal amount of $1,201 million of Dollar Floating Rate Secured Notes and an aggregate principal amount of $845 million of Dollar Fixed Rate Secured Notes outstanding.

Interest Rate

The Euro Floating Rate Secured Notes accrue interest at three-month EURIBOR plus 2.75% per annum and the Dollar Floating Rate Secured Notes accrue interest at three-month LIBOR plus 2.75% per annum. The Euro Floating Rate Secured Notes and the Dollar Floating Rate Secured Notes mature on October 15, 2013. Interest on the Euro Floating Rate Secured Notes and the Dollar Floating Rate Secured Notes is payable quarterly on January 15, April 15, July 15 and October 15 of each year, commencing January 15, 2007. Interest accrued from the issue date of the notes.

The Dollar Fixed Rate Secured Notes accrue interest at the rate of 7  7/8% per annum and mature on October 15, 2014. Interest on the Dollar Fixed Rate Secured Notes is payable semi-annually on April 15 and October 15 of each year, commencing April 15, 2007. Interest accrued from the issue date of the notes.

Prepayments and Redemptions

We may redeem all or part of the Euro Floating Rate Secured Notes and the Dollar Floating Rate Secured Notes at any time at established redemption prices. We may redeem all or part of the Dollar Fixed Rate Secured Notes on or after October 15, 2010, at established redemption prices. Prior to October 15, 2010, we may redeem all or part of the Dollar Fixed Rate Secured Notes at a price equal to 100% of the principal amount of our Dollar Fixed Rate Secured Notes redeemed plus accrued and unpaid interest to the redemption date and a make-whole premium.

We may also redeem each series of the Existing Secured Notes in whole, but not in part, at any time, upon giving proper notice, if changes in tax laws impose certain withholding taxes on amounts payable on that series of the notes. If we decide to do this, we must pay holders of the Existing Secured Notes a price equal to the principal amount of the notes plus interest and certain other amounts.

If we experience a change of control, we will be required to offer to repurchase the Existing Secured Notes at 101% of their principal amount plus accrued and unpaid interest.

Guarantee

The Existing Secured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of the Guarantors under the Secured Revolving Credit Facility, other than NXP Semiconductors N.V., NXP Semiconductors Austria GmbH and NXP Semiconductors France SAS. If we cannot make payments on the Existing Secured Notes when they are due, certain Guarantors must make them instead. The laws of certain jurisdictions may limit the enforceability of certain guarantees and of the rights to the collateral supporting such guarantees.

Ranking

The Existing Secured Notes rank:

•

equal in right of payment with all of our and the Guarantors’ existing and future senior indebtedness but, together with indebtedness under our Secured Revolving Credit Facility, the Super Priority Notes, the New Secured Notes and any other first lien credit facilities and secured obligations, effectively senior in right of payment to our existing and future unsecured obligations, including the Existing Unsecured Notes, to the extent of the value of the Collateral;

•	senior in right of payment to our and the Guarantors’ existing and future subordinated indebtedness; and

•	effectively junior in right of payment to all of the liabilities, including trade payables, of our subsidiaries that have not guaranteed the notes.

With respect to the Collateral, the indebtedness and obligations under the Existing Secured Notes, the New Secured Notes, the Secured Revolving Credit Facility and the Super Priority Notes have first priority liens. Under the terms of the Collateral Agency Agreement, however, in the event of a foreclosure on the Collateral or insolvency proceedings, the holders of the Existing Secured Notes will receive proceeds from the Collateral only after the lenders under the Secured Revolving Credit Facility and any hedging agreements provided by such lenders or their affiliates and the holders of the Super Priority Notes have been repaid.

Certain Covenants and Events of Default

The indenture governing our Existing Secured Notes contains a number of covenants that, among other things, restricts, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends, redeem capital stock or make certain other restricted payments or investments;

•	enter into agreements that restrict dividends from restricted subsidiaries;

•	sell assets, including capital stock of restricted subsidiaries;

•	engage in transactions with affiliates; and

•	effect a consolidation or merger.

These covenants are subject to a number of important qualifications and exceptions and will be suspended with respect to any series of Existing Secured Notes if and when, and for so long as, such series is rated investment grade.

In addition, the indenture governing our Existing Secured Notes imposes certain requirements as to future subsidiary guarantors. The indenture governing our Existing Secured Notes also contains certain customary events of default.

New Secured Notes

Overview

On July 20, 2010, we issued $1,000 million aggregate principal amount of New Secured Notes.

Interest Rate

The New Secured Notes accrue interest at the rate of 9 3/4% per annum and mature on August 1, 2018. Interest on the New Secured Notes is payable semi-annually on February 1 and August 1 of each year, commencing February 1, 2011. Interest accrued from the issue date of the New Secured Notes.

Prepayments and Redemptions

We may redeem all or part of the New Secured Notes on or after August 1, 2014, at established redemption prices. Prior to August 1, 2014, we may redeem all or part of the New Secured Notes at a price equal to 100% of the principal amount of our New Secured Notes redeemed plus accrued and unpaid interest to the redemption date and a make-whole premium.

We may also redeem the New Secured Notes in whole, but not in part, at any time, upon giving proper notice, if changes in tax laws impose certain withholding taxes on amounts payable on the New Secured Notes. If we decide to do this, we must pay holders of the New Secured Notes a price equal to the principal amount of the New Secured Notes plus interest and certain other amounts.

If we experience a change of control, we will be required to offer to repurchase the New Secured Notes at 101% of their principal amount plus accrued and unpaid interest.

Guarantee

The New Secured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of the Guarantors under the Secured Revolving Credit Facility, other than NXP Semiconductors N.V., NXP Semiconductors Austria GmbH and NXP Semiconductors France SAS. If we cannot make payments on the New Secured Notes when they are due, certain Guarantors must make them instead. The laws of certain jurisdictions may limit the enforceability of certain guarantees and of the rights to the collateral supporting such guarantees.

Ranking

The New Secured Notes rank:

•

equal in right of payment with all of our and the Guarantors’ existing and future senior indebtedness but, together with indebtedness under our Secured Revolving Credit Facility, the Super Priority Notes, the Existing Secured Notes and any other first lien credit facilities and secured obligations, effectively senior in right of payment to our existing and future unsecured obligations, including the Existing Unsecured Notes, to the extent of the value of the Collateral;

•	senior in right of payment to our and the Guarantors’ existing and future subordinated indebtedness; and

•	effectively junior in right of payment to all of the liabilities, including trade payables, of our subsidiaries that have not guaranteed the New Secured Notes.

With respect to the Collateral, the indebtedness and obligations under the New Secured Notes, the Existing Secured Notes), the Secured Revolving Credit Facility and the Super Priority Notes have first priority liens. Under the terms of the Collateral Agency Agreement, however, in the event of a foreclosure on the Collateral or insolvency proceedings, the holders of the New Secured Notes will receive proceeds from the Collateral only after the lenders under the Secured Revolving Credit Facility and any hedging agreements provided by such lenders or their affiliates and the holders of the Super Priority Notes have been repaid.

Certain Covenants and Events of Default

The indenture governing our New Secured Notes contains a number of covenants that, among other things, restricts, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends, redeem capital stock or make certain other restricted payments or investments;

•	enter into agreements that restrict dividends from restricted subsidiaries;

•	sell assets, including capital stock of restricted subsidiaries;

•	engage in transactions with affiliates; and

•	effect a consolidation or merger.

These covenants are subject to a number of important qualifications and exceptions and will be suspended with respect to the New Secured Notes if and when, and for so long as, the New Secured Notes are rated investment grade.

In addition, the indenture governing our New Secured Notes imposes certain requirements as to future subsidiary guarantors. The indenture governing our New Secured Notes also contains certain customary events of default.

Existing Unsecured Notes

Overview

On October 5, 2006, we issued the Existing Unsecured Notes, consisting of €525 million of Euro Unsecured Notes and $1,250 million of Dollar Unsecured Notes.

On April 23, 2007, we have filed a registration statement to exchange the Existing Unsecured Notes for publicly tradable notes having substantially identical terms.

As of April 4, 2010, we had an aggregate principal amount of $403 million of Euro Unsecured Notes and an aggregate principal amount of $774 million of Dollar Unsecured Notes outstanding.

Interest Rate

The Euro Unsecured Notes accrue interest at the rate of 8 5/8% per annum. The Dollar Unsecured Notes accrue interest at the rate of 9 1/2% per annum. Both sets of the Existing Unsecured Notes mature on October 15, 2015. Interest on the Existing Unsecured Notes is payable semi-annually on April 15 and October 15 of each year, commencing April 15, 2007. Interest accrued from the issue date of the notes.

Prepayments and Redemptions

We may redeem all or part of the Existing Unsecured Notes on or after October 15, 2011, at established redemption prices. Prior to October 15, 2011, we may redeem all or part of the Existing Unsecured Notes at a price equal to 100% of the principal amount of our Dollar Fixed Rate Secured Notes redeemed plus accrued and unpaid interest to the redemption date and a make-whole premium.

We may also redeem each series of the Existing Unsecured Notes in whole, but not in part, at any time, upon giving proper notice, if changes in tax laws impose certain withholding taxes on amounts payable on that series of the notes. If we decide to do this, we must pay you a price equal to the principal amount of the notes plus interest and certain other amounts.

If we experience a change of control, we will be required to offer to repurchase the Existing Unsecured Notes at 101% of their principal amount plus accrued and unpaid interest.

Guarantee

The Existing Unsecured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of the Guarantors under the Secured Revolving Credit Facility, other than NXP Semiconductors N.V., NXP Semiconductors Austria GmbH and NXP Semiconductors France SAS. If we cannot make payments on the Existing Unsecured Notes when they are due, the Guarantors must make them instead. The laws of certain jurisdictions may limit the enforceability of certain guarantees and of the rights to the collateral supporting such guarantees.

Ranking

The Existing Unsecured Notes rank:

•

equal in right of payment with all of our and the Guarantors’ existing and future senior indebtedness but effectively junior in right of payment to all our secured debt, including the Secured Revolving Credit Facility, the Super Priority Notes, the Existing Secured Notes and the New Secured Notes, to the extent of the value of the Collateral;

•	senior in right of payment to our and the Guarantors’ existing and future senior subordinated and subordinated indebtedness; and

•	effectively junior in right of payment to all of the liabilities of our subsidiaries that have not guaranteed the senior notes.

Certain Covenants and Events of Default

The indenture governing our Existing Unsecured Notes contains a number of covenants that, among other things, restricts, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends, redeem capital stock or make certain other restricted payments or investments;

•	enter into agreements that restrict dividends from restricted subsidiaries;

•	sell assets, including capital stock of restricted subsidiaries;

•	engage in transactions with affiliates; and

•	effect a consolidation or merger.

These covenants are subject to a number of important qualifications and exceptions and will be suspended with respect to any series of Existing Unsecured Notes if and when, and for so long as, such series is rated investment grade.

In addition, the indenture governing our Existing Unsecured Notes imposes certain requirements as to future subsidiary guarantors. The indenture governing our Existing Unsecured Notes also contains certain customary events of default.

Collateral Agency Agreement

The various security documents entered into, and the Collateral granted in respect of, the Secured Revolving Credit Facility, the Indentures and the guarantees supporting the obligations thereunder (collectively, the “Secured Agreements”), are administered by the Collateral Agent for the benefit of all holders of secured obligations under such agreements. To establish the rights and responsibilities of the Collateral Agent, and to determine the order of priority for proceeds realized by the Collateral Agent from the Collateral and upon insolvency, NXP Semiconductors N.V., NXP B.V., NXP Funding LLC and each of the Guarantors have entered into the Collateral Agency Agreement with, among others, the Collateral Agent. Any subsidiaries of NXP B.V. and NXP Funding LLC that will become guarantors under any Secured Agreement are expected to accede to the Collateral Agency Agreement. The secured parties under the Collateral Agency Agreement are, among others, (i) the lenders and letter of credit issuers under the Secured Revolving Credit Facility and (ii) the holders of the Super Priority Notes, the Existing Secured Notes and the New Secured Notes. In certain circumstances holders of additional secured indebtedness of the NXP B.V. and NXP Funding LLC may accede to the Collateral Agency Agreement as secured parties.

Following the occurrence of an enforcement event under a secured agreement, the relevant secured party may deliver to the Collateral Agent an enforcement notice, instructing the Collateral Agent to take enforcement action under the Collateral Agency Agreement and the various security documents (as specified in the Collateral Agency Agreement). In such case, the Collateral Agent shall foreclose upon the Collateral, exercising any and all remedies available to it under the security documents, the Collateral Agency Agreement and at law. Proceeds realized by the Collateral Agent from the Collateral (and in insolvency proceedings) will be applied:

•

first, to amounts owing to the Collateral Agent in its capacity as such and amounts owing to each facility agent in its capacity as such and the trustee in its capacity as such, in accordance with the terms of the applicable indenture and amounts owing as fees payable to letters of credit issuers under the Secured Revolving Credit Facility;

•

second, to amounts owing to the holders of obligations under the Secured Revolving Credit Facility and the holders of the Super Priority Notes secured by the Collateral (including hedging agreements with lenders thereunder or their affiliates), in accordance with the terms of the Secured Revolving Credit Facility (including hedging agreements with lenders thereunder or their affiliates) and the terms of the indenture for the Super Priority Notes, and any other super priority debt;

•

third, ratably to amounts owing to the holders of the Existing Secured Notes and the New Secured Notes, in accordance with the terms of the indentures governing the terms of the Existing Secured Notes and the New Secured Notes; and

•	fourth, to the company and/or other persons entitled thereto.

All liens granted by the lien grantors under the security documents will terminate upon receipt by the Collateral Agent of a written confirmation from the required secured parties that the applicable secured obligations have been paid and performed in full and all commitments under the applicable secured agreements have been terminated.

MATERIAL TAX CONSIDERATIONS

Summary of Dutch Tax Considerations

The following summary describes the material Dutch tax consequences of the ownership and disposition of our shares of common stock as of the date hereof and is intended as general information only. This summary does not contain a detailed description of all the Dutch tax law consequences to you as a holder of shares of common stock in the Company in light of your particular circumstances and does not address the effects of any non-Dutch tax laws. For Dutch tax purposes, a holder of our shares may include an individual or entity who does not have the legal title of the shares, but to whom nevertheless the shares are attributed based either on such individual or entity holding a beneficial interest in the shares or based on specific statutory provisions, including statutory provisions pursuant to which shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the shares.

If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisors concerning the Dutch tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The following summary is based on the Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. For the purpose of this paragraph, “Dutch taxes” shall mean taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities. Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk).

Withholding Tax

A stockholder is generally subject to Dutch dividend withholding tax at a rate of 15 percent on dividends distributed by us. Generally, we are responsible for the withholding of such dividend withholding tax at source; the dividend withholding tax is for the account of the stockholder.

Dividends distributed by us include, but are not limited to:

(i)	distributions of profits in cash or in kind, whatever they be named or in whatever form;

(ii)	proceeds from the liquidation of the company, or proceeds from the repurchase of shares by the company, in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(iii)	the par value of shares issued to a stockholder or an increase in the par value of shares, to the extent that no contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv)	partial repayment of paid-in capital, that is not recognized for Dutch dividend withholding tax purposes, or recognized for Dutch dividend withholding tax purposes, to the extent that we have net profits (zuivere winst) and unless (a) the general meeting of stockholders has resolved in advance to make such repayment, and (b) the par value of the shares concerned has been reduced with an equal amount by way of an amendment to our articles of association.

Notwithstanding the above, no withholding is required in the event of a repurchase of shares, if certain conditions are fulfilled.

Furthermore, subject to certain exceptions under Dutch domestic law, we may not be required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax withheld in respect of dividends distributed by us, if we have received a profit distribution from a qualifying foreign subsidiary, which distribution is exempt from Dutch corporate income tax and has been subject to a foreign withholding tax of at least 5 percent. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (i) 3 percent of the dividends distributed by us and (ii) 3 percent of the profit distributions that we received from qualifying foreign subsidiaries in the calendar year in which we distribute the dividends (up to the moment of such dividend distribution) and in the two previous calendar years. Further limitations and conditions apply. We will, upon request, provide stockholders with information regarding the Dutch dividend withholding tax that was retained by us.

If a stockholder is resident in a country other than the Netherlands under the provisions of a treaty for the avoidance of double taxation between the Netherlands and such country, such stockholder may, depending on the terms of such treaty, be entitled to an exemption from, reduction in or refund of Dutch dividend withholding tax on dividends distributed by us.

If a stockholder is subject to Dutch corporate income tax and is entitled to the participation exemption in relation to the benefits derived from its shares and such shares are attributable to an enterprise carried out in the Netherlands, such stockholder will generally be entitled to an exemption from Dutch dividend withholding tax on dividends distributed by us.

If a stockholder (i) is resident in another member state of the European Union or an appointed state of the European Economic Area, i.e. Iceland and Norway, according to the tax laws of that state and, under the terms of a double taxation agreement concluded by that state with a third state, is not considered to be resident for tax purposes outside the European Union, Norway or Iceland; and (ii) owns an interest in us to which the Dutch participation exemption would be applicable if the stockholder were resident in the Netherlands; such stockholder will generally be eligible for an exemption from Dutch dividend withholding tax on dividends distributed by us.

Furthermore, if a stockholder:

(a)	is an entity which is resident for Dutch tax purposes in a member state of the European Union, Norway or Iceland;

(b)	is not subject to a tax levied by reference to profits by that member state; and

(c)	would not have been subject to Dutch corporate income tax had the stockholder been resident in the Netherlands for corporate income tax purposes;

such stockholder will generally be eligible for a full refund of Dutch dividend withholding tax on dividends distributed by us, unless such stockholder carries out duties or activities similar to an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as defined respectively in article 6a and 28 of the Dutch corporate income tax act (Wet op de vennootschapsbelasting 1969).

A stockholder who is considered to be resident in the United States and is entitled to the benefits of the convention between the United States and the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, dated December 18, 1992, as amended most recently by the Protocol signed March 8, 2004 (the “Treaty”), will be entitled to a reduction in the Dutch withholding tax by way of an exemption, reduction or refund, as follows:

•

if the U.S. stockholder is an exempt pension trust, as described in article 35 of the Treaty, or an exempt organization, as described in article 36 of the Treaty, the U.S. stockholder will be exempt from Dutch dividend withholding tax;

•

if the U.S. stockholder is a company which holds directly at least 10 percent of the voting power in the company, the U.S. stockholder will be subject to Dutch withholding tax at a rate not exceeding 5 percent;

•

if the U.S. stockholder is a company which holds directly at least 80 percent of the voting power in the company and certain other conditions are met, the U.S. stockholder will be exempt from Dutch dividend withholding tax; and

•	in all other cases, the U.S. stockholder will be subject to Dutch dividend withholding tax at a rate not exceeding 15 percent.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch (corporate) income tax, exemption from, reduction in or refund of, Dutch dividend withholding tax will be granted if the recipient of the dividend paid by us is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividends as meant in these rules.

Taxes on Income and Capital Gains

The description of taxation set out in this section of the prospectus does not apply to any stockholder who is an individual for whom the income or capital gains derived from our shares of common stock are attributable to employment activities, the income from which is taxable in the Netherlands.

A stockholder will not be subject to Dutch taxes on income or capital gains in respect of the ownership and disposal of our shares, other than Dutch dividend withholding tax as described above, except if:

(ii)	the stockholder is, or is deemed to be, resident in the Netherlands for Dutch (corporate) income tax purposes;

(iii)	the stockholder is an individual and the stockholder has opted to be treated as resident in the Netherlands for purposes of Dutch income tax;

(iv)	the stockholder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a stockholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the shares are attributable;

(v)	the stockholder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

(vi)	the stockholder is entitled, other than by way of the holding of securities, to a share in the profits of an enterprise effectively managed in the Netherlands to which the shares are attributable; or

(vii)	the stockholder has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the company, which is not attributable to the assets of an enterprise.

Generally, a stockholder has a substantial interest if such stockholder, alone or together with its partner, directly or indirectly (a) owns, or holds certain rights on, shares representing five percent or more of the total issued and outstanding capital of the company, or of the issued and outstanding capital of any class of shares of the company; (b) holds rights to acquire shares, whether or not already issued, representing five percent or more of the total issued and outstanding capital of the company, or of the issued and outstanding capital of any class of shares of the company; or (c) owns, or holds certain rights on, profit participating certificates that relate to five percent or more of the annual profit of the company or to five percent or more of the liquidation proceeds of the company. A stockholder will also have a substantial interest if its partner or one of certain relatives of the stockholder or of its partner has a substantial interest.

Generally, a stockholder has a fictitious substantial interest (fictief aanmerkelijk belang) in the company if, without having an actual substantial interest in the Company (i) an enterprise has been contributed to the company in exchange for shares on an elective non-recognition basis; (ii) the shares have been obtained under inheritance law or matrimonial law, on a non-recognition basis, while the disposing stockholder had a substantial interest in the company; (iii) the shares have been acquired pursuant to a share merger, legal merger or legal demerger, on an elective non-recognition basis, while the stockholder prior to this transaction had a substantial interest in an entity that was party thereto; or (iv) the shares held by the stockholder, prior to dilution, qualified as a substantial interest and, by election, no gain was recognized upon disqualification of these shares.

Gift Tax and Inheritance Tax

No Dutch gift or inheritance tax is due in respect of any gift of the shares by, or inheritance of the shares on the death of, a stockholder, except if:

(i)	at the time of the gift or death of the stockholder, the stockholder is resident, or is deemed to be resident, in the Netherlands;

(ii)	the stockholder passes away within 180 days after the date of the gift of the shares and is not, or not deemed to be, at the time of the gift, but is, or deemed to be, at the time of its death, resident in the Netherlands; or

(iii)	the gift of the shares is made under a condition precedent and the stockholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

For purposes of Dutch gift or inheritance tax, an individual who is of Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or its death. For purposes of Dutch gift tax, any individual, irrespective of its nationality, will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Other Taxes and Duties

No other Dutch Taxes, including turnover tax and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of a stockholder by reason only of the purchase, ownership and disposal of the shares.

United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) (i) who are residents of the United States for purposes of the Treaty, (ii) whose shares do not, for purposes of the Treaty, form part of the business property of a permanent establishment, or pertain to a fixed base, in the Netherlands, and (iii) who otherwise qualify for the full benefits of the Treaty. Except where noted, this summary deals only with shares held as capital assets. As used herein, the term “United States Holder” means a beneficial owner of a share that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not describe all of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a person holding our shares in connection with a trade or business conducted outside of the United States;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

The gross amount of distributions on the shares (including amounts withheld to reflect Dutch withholding taxes to the extent such amounts are actually transferred to the Dutch tax authorities, as described in “Material Tax Considerations—Summary of Dutch Tax Considerations—Withholding Tax”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes paid over to the Dutch tax authorities) will be includable in your gross income as ordinary income on the day actually received by you or on the day received by your nominee or agent that holds the shares on your behalf. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements. We believe we are currently eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our shares, which we intend to apply to list on the NASDAQ Global Select Market, would be considered readily tradable on an established securities market in the United States upon listing. There can be no assurance that our shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15 percent. You may be required to properly demonstrate to the company and the Dutch tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations imposed by the United States federal income tax rules relating to the availability of the foreign tax credit, Dutch withholding taxes on dividends will be treated as foreign taxes eligible for credit against your United States federal income tax liability. However, amounts withheld to reflect Dutch withholding taxes will not be creditable to the extent that we are allowed to reduce the amount of the withholding tax that is actually transferred to the Dutch tax authorities, as described in “Material Tax Considerations—Summary of Dutch Tax Considerations—Withholding Tax”. For purposes of calculating the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares if you:

•	have held shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends.

The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company (a “PFIC”) for the 2010 taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard.

In general, a foreign corporation will be treated as a PFIC for any taxable year in which:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of its assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which you hold our shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest applicable tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011 if we are a PFIC in our taxable year in which such dividends are paid or in the preceding taxable year.

You will be required to file an annual report if you hold our shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. We intend to apply to list our shares on the NASDAQ Global Select Market, which is a qualified exchange for purposes of the mark-to-market election. However, no assurance can be given that the shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your shares at the end of the year over your adjusted tax basis in the shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your shares in a year in which we are a PFIC will be treated as ordinary income. Any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, holders of PFIC shares can sometimes avoid the rules described above by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements, or furnish you with the information, necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of a share in an amount equal to the difference between the amount realized for the share and your tax basis in the share. Subject to the discussion above under “Passive Foreign Investment Company”, such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our shares and the proceeds from the sale, exchange or redemption of our shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or if you have previously failed to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares of Common Stock
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
ABN AMRO Bank N.V.
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
KKR Capital Markets LLC

Total:	34,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters’ option to purchase additional shares of common stock described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers (which may include the underwriters, at such offering price less a selling concession not in excess of $     per share of common stock). After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option, exercisable for 30 days from the date of this prospectus, to purchase up to 5,100,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts, commissions and any dividends declared by the Company and payable on the shares of common stock offered as described above but not the additional shares of common stock. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 5,100,000 shares of common stock.

	Per Share of Common Stock		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to be paid to us

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $10 million, which includes legal, accounting, printing costs and various other fees associated with registering and listing our shares of common stock.

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares of common stock offered by them.

Our shares of common stock have been approved for listing on the NASDAQ Global Select Market under the trading symbol “NXPI”.

We and certain of our directors, executive officers and stockholders have agreed that, without the prior written consent of each of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of each of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. The restrictions described herein are subject to certain exceptions. With respect to the lock-up agreement applicable to shares of our common stock held by Philips, the underwriters have agreed, in addition to other exceptions, to permit Philips to sell or transfer all or a portion of its holdings of our common stock to affiliates of Philips or to one or more pension funds (or affiliated investment vehicles) operated for the benefit of current or former employees of Philips or its subsidiaries, provided that any such purchaser or transferee enters into a lock-up agreement substantially identical to that of Philips (permitting further transfers to affiliates of Philips or one or more pension funds (or affiliated investment vehicles) operated for the benefit of current or former employees of Philips or its subsidiaries), and provided further that, if, in connection with such transfer or further transfer, the transferor or the purchaser or transferee is required to file a report under the Exchange Act reporting a change in beneficial ownership of shares of common stock during the restricted period (and provided that neither the transferor nor the purchaser or transferee will voluntarily file such a report if not so required), the transferor provides at least two business days’ prior written notice of such filing to the representatives of the underwriters.

In addition, the restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or a material news event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares of common stock. The underwriters can close out a covered short sale by exercising the option to purchase additional shares of common stock or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares of common stock. The underwriters may also sell shares in excess of the option to purchase additional shares of common stock, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act or contribute to payments the underwriters may be required to make in respect thereof.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

ABN AMRO Bank N.V. and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. are not U.S.-registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the shares of common stock in the United States, they will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations, and as permitted by the Financial Industry Regulatory Authority, Inc. regulations.

KKR Capital Markets LLC was registered as a broker-dealer in September 2007. Since September 2007, KKR Capital Markets LLC has acted as an underwriter in seven public securities offerings.

From time to time, certain of the underwriters and their affiliates have performed, and may in the future perform, various financial advisory, commercial banking, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they received or will receive customary fees and expenses.

With respect to the 2006 offerings by NXP B.V. and NXP Funding LLC of Dollar Floating Rate Secured Notes, Euro Floating Rate Secured Notes, Dollar Fixed Rate Secured Notes, Euro Unsecured Notes and Dollar Unsecured Notes, Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, its affiliate Banc of America Securities LLC, Rabo Securities USA, Inc., an affiliate of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., and HSBC Bank plc, an affiliate of HSBC Securities (USA) Inc., served as initial purchasers and placement agents.

With respect to NXP B.V.’s Senior Secured Credit Facility, (i) Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, served as administrative agent, global collateral agent and lender, (ii) Morgan Stanley Bank International Limited, an affiliate of Morgan Stanley & Co. Incorporated, served as joint lead arranger and joint lead bookrunner, (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated served as joint lead arranger and joint lead bookrunner, (iv) Merrill Lynch Capital Corporation, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, served as documentation agent and lender, (v) Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, served as lender and (vi) Fortis Bank (Nederland) N.V., a predecessor of ABN AMRO Bank N.V., served as lender.

With respect to the 2009 cash tender offer for certain of NXP B.V.’s and NXP Funding LLC’s outstanding notes, J.P. Morgan Securities Inc. and its affiliate, J.P. Morgan Securities Ltd., acted as dealer managers.

With respect to the 2009 exchange offer for certain of NXP B.V.’s outstanding notes, Morgan Stanley & Co. Incorporated and its affiliate, Morgan Stanley & Co. International plc, acted as dealer managers.

On May 10, 2010, we entered into the Forward Start Revolving Credit Facility that allows us, subject to specified terms and conditions, to refinance our existing Secured Revolving Credit Facility. on or after September 28, 2012. Under the terms of the Forward Start Revolving Credit Facility, (i) Morgan Stanley Senior Funding, Inc, an affiliate of Morgan Stanley & Co. Incorporated, acts as administrative agent and global collateral agent; (ii) Credit Suisse Securities (USA) LLC, Goldman Sachs International, an affiliate of Goldman, Sachs & Co., Morgan Stanley Bank International Limited, an affiliate of Morgan Stanley & Co. Incorporated, Merrill Lynch International, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital, an affiliate of Barclays Capital Inc., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Fortis Bank (Nederland) N.V., a predecessor of ABN AMRO Bank N.V., and HSBC Bank plc, an affiliate of HSBC Securities (USA) Inc., act as joint lead arrangers and joint bookrunners; and (iii) Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, Goldman Sachs Lending Partners LLC, an affiliate of Goldman, Sachs & Co., Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, Merrill Lynch International Bank Limited, London Branch, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, an affiliate of Barclays Capital Inc., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Fortis Bank (Nederland) N.V., a predecessor of ABN AMRO Bank N.V., and HSBC Bank plc, an affiliate of HSBC Securities (USA) Inc., serve as initial lenders with total aggregate commitments of €458 million.

With respect to the July 2010 offering by NXP B.V. and NXP Funding LLC of New Secured Notes, Credit Suisse Securities (USA) LLC served as sole-bookrunning lead manager, initial purchaser and placement agent and Goldman, Sachs & Co. and KKR Capital Markets LLC served as co-managers, initial purchasers and placement agents. Credit Suisse Securities (USA) LLC also served as purchase agent in repurchases of certain of our existing secured notes contemporaneous with the July 2010 notes offering.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the issuer.

As of July 14, 2010, Credit Suisse Securities (USA) LLC and its affiliates held approximately $38.8 million of our existing dollar-denominated notes; in addition they held, in their capacity as sole-bookrunning lead manager, the New Secured Notes from the July 2010 notes offering which had not been settled as of that date. As of July 14, 2010, Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates held approximately $2.7 million of our existing dollar-denominated notes and approximately €12.3 million of our existing euro-denominated notes. As of July 14, 2010, Barclays Capital Inc. and its affiliates held approximately $4.5 million of our existing dollar-denominated notes and approximately €4.1 million of our existing euro-denominated notes. As of July 14, 2010, affiliates of KKR Capital Markets LLC held approximately $161.1 million of our existing dollar-denominated notes and had purchased an additional $35.0 million in New Secured Notes, which purchases had not yet settled as of such date. Some of the notes held by the underwriters and their respective affiliates may be repaid with a portion of the net proceeds of this offering. See “Use of Proceeds” contained elsewhere in this prospectus. In addition, the underwriters and their affiliates may in the past have held and may hold in the future greater or lesser amounts of our indebtedness under the Senior Secured Credit Facility, the Existing Secured Notes, the New Secured Notes and the Existing Unsecured Notes.

As a result of the Formation, we are a subsidiary of KASLION Holding B.V., a Dutch private company with limited liability in which an affiliate of KKR shares control. KKR has a 98% economic interest in KKR Capital Markets Holdings L.P., which owns 100% of the equity interests of KKR Capital Markets LLC. Affiliates of KKR indirectly hold approximately 22% of our capital stock through their investment in KASLION Holding B.V., and will continue to do so after this offering. Further, affiliates of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated have, and will continue to have after the offering, indirect interests of less than 1% each in our capital stock through their investments in private equity funds, including the funds that form the Private Equity Consortium, which in turn have an indirect interest in our capital stock through their investments in KASLION Holding B.V. In connection with this offering, we entered into a registration rights agreement pursuant to which affiliates of KKR and certain other parties to the registration rights agreement have the right to require us to register such investors’ shares of our common stock with the SEC for sale by them to the public, subject to certain limitations. Representatives of KKR and of certain other parties to the registration rights agreement serve as members of our Board of Directors. See “Certain Relationships and Related Party Transactions.”

Conflict of Interest

Affiliates of KKR Capital Markets LLC own (through their investment in KASLION Holding B.V.) in excess of 10% of our issued and outstanding common stock and hold certain of the existing notes and may receive 5% or more of the expected net proceeds of the offering. KKR Capital Markets LLC may therefore be deemed to be our “affiliate” and to have a “conflict of interest” with us within the meaning of NASD Conduct Rule 2720 (“Rule 2720”) of FINRA. Therefore, this offering will be conducted in accordance with Rule 2720 and a qualified independent underwriter (“QIU”) as defined in Rule 2720 will participate in the preparation of the registration statement of which this prospectus forms a part and perform its usual standard of due diligence with respect thereto. Goldman, Sachs & Co. has agreed to act as QIU for this offering. We have agreed to indemnify Goldman, Sachs & Co. against certain liabilities incurred in connection with acting as QIU for this offering, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the shares of common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, an offer of shares of common stock to the public in that Member State may not be made other than an offer:

•	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•

at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares of common stock shall result in a requirement that we or any underwriter publish a prospectus under Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

This document, as well as any other material relating to the shares of common stock which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares of common stock will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares of common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares of common stock are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares of common stock with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares of common stock, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

The shares of common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may they be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares of common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares of common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of common stock which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on such shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, as to matters of U.S. Federal and New York State law, and by De Brauw Blackstone Westbroek N.V., as to matters of Dutch law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, as to matters of U.S. Federal and New York State law, and by Stibbe N.V., as to matters of Dutch law. Certain partners of Simpson Thacher & Bartlett LLP, members of their respective families, related persons and others have an indirect interest, through limited partnerships that are investors in funds affiliated with KKR and Silver Lake, in less than 1% of our common stock.

EXPERTS

The 2007 and 2008 consolidated financial statements of NXP Semiconductors N.V. included in this prospectus have been audited by Deloitte Accountants B.V., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of NXP Semiconductors N.V. as of December 31, 2009, and for the year then ended, have been included herein in reliance upon the report of KPMG Accountants N.V., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

In accordance with the procedures laid down in the our policy on auditor independence and as mandatory required by Dutch law, our external auditor is appointed by the general meeting of stockholders on the proposal of the supervisory board, after the latter has been advised by NXP B.V.’s audit committee. Under our auditor policy, our supervisory board and NXP B.V.’s audit committee conduct a thorough assessment of the functioning of the external auditor once every three years and appoint a new external auditor once every three years, based on a competitive selection process. Following such process, upon the proposal of our supervisory board and NXP B.V.’s audit committee, our stockholders have engaged KPMG Accountants N.V. to serve as our new independent auditors for the reporting periods commencing January 1, 2009. The engagement of Deloitte Accountants B.V. was terminated on the same date. The change of external auditors was recommended by our supervisory board and NXP B.V.’s audit committee. In connection with this offering, the responsibilities of our supervisory board and NXP B.V.’s audit committee will be taken over by our board of directors and NXP B.V.’s audit committee. During the fiscal years ended December 31, 2006, 2007 and 2008, and for the fiscal year ended December 31, 2009 or any period after that, there have been no disagreements, respectively, with Deloitte Accountants B.V. or KPMG Accountants N.V. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure and, during such periods, none of the reports on our financial statements issued by either Deloitte Accountants B.V. or KPMG Accountants N.V. contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents. We have included or incorporated by reference copies of these documents as exhibits to our registration statement.

We intend to provide our stockholders with annual reports on Form 20-F containing financial statements audited by our independent auditors. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. Our annual report on Form 20-F for the fiscal year ended December 31, 2010 will be due six months following the end of 2010; however, for fiscal years ending on or after December 31, 2011, we will be required to file our annual reports on Form 20-F within 120 days after the end of each fiscal year.

Our subsidiary, NXP B.V., is currently required under the terms of the indentures governing its Existing Secured Notes, New Secured Notes and Existing Unsecured Notes to prepare and file with the SEC an annual report on Form 20-F and interim reports and other documents required pursuant to Dutch law under cover of Form 6-K, within the periods specified in the SEC’s rules and regulations.

For further information about us and our common stock or about NXP B.V., you may inspect a copy of the registration statement, of the exhibits and schedules to the registration statement or of any reports, statements or other information we or NXP B.V. file with the SEC without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, United States, upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains a Web site at www.sec.gov that contains reports and information statements and other information regarding registrants like us and NXP B.V. that file electronically with the SEC. You can also inspect our registration statement on this website. Our and NXP B.V.’s filings with the SEC are available through the electronic data gathering, analysis and retrieval (“EDGAR”) system of the SEC.

The reports, statements and information filed by NXP B.V. with the SEC are not part of this prospectus and our reference to such filings should not in any way be interpreted as incorporating them herein by reference.

GLOSSARY

32 bit ARM microcontrollers	Microcontroller based on a 32-bit processor core developed and licensed by ARM technologies.

AC-DC	Conversion of alternating current to direct current.

Analog	A form of transmission that is a continuous wave of an electrical signal that varies in frequency and/or amplitude in response to variations of physical phenomena such as human speech or music.

ASIC	Application Specific Integrated Circuit. An integrated circuit customized for a particular use for a particular customer, rather than a general purpose use. For example, a chip designed solely to run a mobile phone is an ASIC.

AUP	Advanced Ultra low Power, is the smallest, high-performance, low voltage logic available.

Back-end	The packaging, assembly and testing stages of the semiconductors manufacturing process, which takes place after electronic circuits are imprinted on silicon wafers in the front-end process.

BCD-SOI	A mixed-signal silicon-on-insulator process technology combining Bipolar, CMOS and DMOS devices.

BCDMOS	Bipolar CMOS DMOS. A process technology that combines elements of bipolar, CMOS and DMOS technology and is capable of handling high voltages.

BiCMOS	A process technology that combines bipolar and CMOS processes, typically by combining digital CMOS circuitry with higher voltage or higher speed bipolar circuitry.

Bipolar	A process technology used to create semiconductors for applications involving the use of higher power levels than are possible with a CMOS chip. Due to the geometry of a bipolar circuit, these devices are significantly larger than CMOS devices. The speed of the most advanced bipolar devices exceeds those attainable with CMOS, but only at very large electrical currents. As a result, the number of bipolar devices that can be integrated into a single product is limited.

CAN tuner	A module component used in television systems to convert broadcasts into a format suitable for television projection. CAN tuners are rapidly being replaced by silicon tuners.

CAN	Controller Area Network. A network technology used in automotive network architecture.

CATV	An abbreviation for cable television.

Car access and immobilizers	An automobile technology segment focused on keyless entry and car immobilization applications. An automobile immobilizer is an electronic device fitted to an automobile which prevents the engine from running unless the correct key (or other token) is present.

Chip	Semiconductor device.

CFL	Compact Fluorescent Light. A type of fluorescent lamp designed to replace an incandescent lamp, while using less power and increasing rated life.

CMOS	Complementary Metal Oxide Semiconductor. The most common integrated circuit fabrication technology in the semiconductor industry. The technology is used to make integrated circuits where small size and high speed are important. As a result of the very small feature sizes that can be attained through CMOS technology, however, the ability of these integrated circuits to cope with high electrical currents and voltages is limited.

Coolflux DSP	A low power digital signal processor designed for mobile audio applications.

Cordless and VoIP	Cordless and Voice Over Internet Protocol. A cordless and VoIP terminal operating on a wireless local area network allows cordless telephony on private networks.

Digital	A form of transmission where data is represented by a series of bits or discrete values such as 0 and 1.

Diode	A semiconductor that allows currents to flow in one direction only.

Discrete semiconductors	Unlike integrated circuits, which contain up to tens of millions of transistors, discrete semiconductors are single devices, usually with two terminals (diodes) or three terminals (transistors). These are either applied as peripheral components on printed circuit boards, or used for special purposes such as very high power applications.

DMOS	Diffused Metal on Silicon Oxide Semiconductor. A process technology used to manufacture integrated circuits that can operate at high voltage.

DSP	Digital signal processor. A specialized microprocessor optimized to process sequences of numbers or symbols which represent signals.

DVB-T2	Digital Video Broadcasting—Second Generation Terrestrial. A television broadcasting standard used to transmit compressed digital audio, video and other data using land based (terrestrial) signals.

e-passport	A passport with secure data source chip used in providing personalized information.

ESD	Electrostatic discharge. The sudden and momentary electric current that flows between two objects caused by direct contact or induced by an electrostatic field. This term is used in the context of electronics to describe momentary unwanted currents that may cause damage to electronic equipment.

EURIBOR	Euro Interbank Offered Rate. The benchmark rate at which euro interbank term deposits within the eurozone are offered by one prime bank to another prime bank.

EZ-HV	A silicon-on insulator process technology that allows high-voltage to be integrated alongside low-voltage analog and digital circuitry on commercial silicon chips more easily than in conventional silicon-on-insulator ICs.

Fab (or wafer fab)	A semiconductor fabrication facility in which front-end manufacturing processes take place.

Fabless semiconductor company

A semiconductor company that does not have any internal wafer fab manufacturing capacity but instead focuses on designing and marketing its products, while outsourcing manufacturing to an independent foundry.

FlexRay	A new communications protocol designed for the high data transmission rates required by advanced automotive control systems.

Foundry	A semiconductor manufacturer that manufactures chips for third parties.

Front-end	The wafer processing stage of the semiconductors manufacturing process in which electronic circuits are imprinted onto raw silicon wafers. This stage is followed by the packaging, assembly and testing stages, which together comprise the back-end process.

GPS	Global Positioning System.

HC/T	First-generation family of logic devices that combines high speed with low power dissipation and is compatible with older logic families.

HDMI	High-Definition Multimedia Interface. A compact audio/video interface for transmitting uncompressed digital data.

HID	High-Intensity Discharge. HID lighting is a generally brighter, more energy efficient alternative to fluorescent or incandescent lighting.

HVDMOS	High Voltage Diffused Metal on Silicon Oxide Semiconductor. A process technology used to manufacture integrated circuits that can operate at high voltage.

I2C	A multi-master serial single-ended computer bus that is used to attach low-speed peripherals to a motherboard, embedded system or mobile phone.

IC	Integrated Circuit. A miniaturized electronic circuit that has been manufactured in the surface of a thin substrate of semiconductor material.

ICN5 and ICN6	NXP wafer fab facilities located in Nijmegen, Netherlands, processing 5” and 6” diameter wafers.

In-process research and development	The value allocated to incomplete research and development projects in acquisitions treated as purchases.

IPTV	Internet Protocol Television. A system through which digital television service is delivered using the internet.

Leadframe	A thin layer of metal that connects the wiring from tiny electrical technicals on the semiconductor surface to the large scale circuitry on electrical devices and circuit boards. Leadframes are used in almost all semiconductor packages.

LDMOS	Laterally Diffused Metal Oxide Semiconductor. A transistor used in RF/microwave power amplifiers.

LED	Light Emitting Diode. A semiconductor device which converts electricity into light.

LIN	Local Interconnect Network. A network technology used in automotive network architecture.

LNA	Low-Noise Amplifier. An electronic amplifier used to amplify very weak signals.

LVC	Second-generation family of logic devices, using CMOS technology, that combines high speed with low power dissipation and is compatible with older logic families.

MR	Magneto-resistive sensors. Sensors that use magnetic field changes that occur when metallic objects pass within close proximity of a permanent magnet to detect position, velocity and acceleration of metallic moving objects without physical contact.

Magneto-resistive device	A device fabricated with magneto-resistive material (material that has the ability to change the value of its electrical resistance when an external magnetic field is applied to it).

Memory	Any device that can store data in machine readable format. Usually used synonymously with random access memory and read only memory.

MEMS	Micro Electro Mechanical Systems. Tiny mechanical devices that are built onto semiconductor chips and are measured in micrometers.

Microcontroller	A microprocessor combined with memory and interface integrated on a single circuit and intended to operate as an embedded system.

Micron	A metric unit of linear measure which equals one millionth of a meter. A human hair is about 100 microns in diameter.

MIFARE	Trademarked name, owned by NXP, for the most widely used contactless smart card, or proximity card, technology, for payment in transportation systems.

Mixed-signal	The mixed-signal part of an application solution refers to the devices and sub-system solutions that translate real world analog signals and phenomena such as radio frequency communication and power signals, sound, light, temperature, pressure, acceleration, humidity and chemical characteristics into digital or power signals that can be fed into the central microprocessing or storage devices at the heart of an application system solution

MMIC	Monolithic Microwave Integrated Circuit. A type of integrated circuit device that operates at microwave frequencies.

MOS	Metal Oxide Semiconductor. A metal insulator semiconductor structure in which the insulating layer is an oxide of the substrate material.

MOSFET	Metal Oxide Semiconductor Field Effect Transistor. A device used for amplifying or switching electronic signals.

Nanometer	A metric unit of linear measure which equals one billionth of a meter. There are 1,000 nanometers in 1 micron.

Near field communication	A technology which allows devices to establish a secure point-to-point wireless connection at very close ranges (within several centimeters), and which is being increasingly adopted in mobile devices and point-of-sale terminals or other devices.

ODM	Original Design Manufacturer. A company which manufactures a product which ultimately will be branded by another firm for sale.

OEM	Original Equipment Manufacturer. A manufacturer that designs and manufactures its products for the end consumer market.

Power MOS	A specific type of metal oxide semiconductor designed to handle large amounts of power.

Power scaling	Design technique used to increase output power without changing the geometry, shape, or principle of operation.

Process technologies	The technologies used in front-end processes to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

Rectifier	An electrical device that converts alternating current to direct current.

RF	Radio Frequency. A high frequency used in telecommunications. The term radio frequency refers to alternating current having characteristics such that, if the current is input to an antenna, an electromagnetic (EM) field is generated suitable for wireless broadcasting and/or communications.

Radio Frequency Identification	An RF chip used for identification.

Semiconductors	Generic term for devices such as transistors and integrated circuits that control the flow of electrical signals. The most common semiconductor material for use in integrated circuits is silicon.

SiGe	Silicon Germanium. A semiconductor material made from a blend of silicon and germanium.

Silicon	A type of semiconducting material used to make wafers. Silicon is widely used in the semiconductor industry as a base material.

Silicon tuners	Semiconductor devices for receiving broadcast television signals. Silicon tuners are expected to displace mechanical CAN tuners as the dominant technology in television receivers.

SIM	Subscriber Identity Module. A smart card that stores the key identifying a cellular phone service subscriber and related information.

Solid State Lighting	A type of lighting that uses semiconductor light-emitting diodes (LEDs), organic light-emitting diodes (OLED), or polymer light-emitting diodes (PLED) as sources of illumination rather than electrical filaments, plasma or gas.

SPI	Serial Peripheral Interface Bus. A synchronous serial data link standard that operates in full duplex mode.

SS MOS	Small signal power discrete including a metal oxide semiconductor field effect transistor.

SS Diode	Small signal discrete that allows current to flow in one direction only.

SS Transistor	A small signal transistor.

Substrate	The base material made from silicon on which an integrated circuit is printed.

Telematics	The science of sending, receiving and storing information via telecommunication devices.

Thyristor	A four-layer semiconductor that is often used for handling large amounts of electrical power.

UART	Universal Asynchronous Receiver/Transmitter. An integrated circuit used for serial communications over a computer or peripheral device serial port.

USB	Universal Serial Bus. A standard that provides a serial bus standard for connecting devices, usually to a computer.

VoIP	Voice over Internet Protocol. The routing of voice conversations over the internet or any other internet protocol based network.

WACC	Weighted Average Cost of Capital. A calculation of a company’s cost of capital in which each category of capital is proportionally weighted.

Wafer	A disk made of a semiconducting material, such as silicon, usually either 100, 125, 150, 200 or 300 millimeters in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

White goods	A term which refers to large household appliances such as refrigerators, stoves, dishwashers and other similar items.

Yield	The ratio of the number of usable products to the total number of manufactured products.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, KPMG Accountants N.V.	F-2
Report of Independent Registered Public Accounting Firm, Deloitte Accountants B.V.	F-3
Consolidated statements of operations and comprehensive income for the years ended December 31, 2007, 2008 (audited by Deloitte Accountants B.V.) and 2009 (audited by KPMG Accountants N.V.)	F-4
Consolidated balance sheets as of December 31, 2008 (audited by Deloitte Accountants B.V.) and 2009 (audited by KPMG Accountants N.V.)	F-5
Consolidated statements of cash flows for the years ended December 31, 2007, 2008 (audited by Deloitte Accountants B.V.) and 2009 (audited by KPMG Accountants N.V.)	F-6
Consolidated statements of changes in equity for the years ended December 31, 2007, 2008 (audited by Deloitte Accountants B.V.) and 2009 (audited by KPMG Accountants N.V.)	F-8
Notes to the consolidated financial statements	F-9

Unaudited Interim Condensed Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Management and Stockholders of NXP Semiconductors N.V.:

We have audited the accompanying consolidated balance sheet of NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.) and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations and comprehensive income, cash flows and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NXP Semiconductors N.V. and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands, April 16, 2010, except as to Note 33, which is as of May 24, 2010 and except as to Note 1, under “Reverse stock split”, which is as of August 2, 2010.

Report of Independent Registered Public Accounting Firm

The Board of Management and Stockholders of NXP Semiconductors N.V.:

We have audited the accompanying consolidated balance sheet of NXP Semiconductors N.V. and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of NXP Semiconductors N.V. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands, April 16, 2010, except as to Note 1, under paragraph “Reverse stock split”, which is as of August 2, 2010.

Consolidated statements of operations and comprehensive income of NXP Semiconductors N.V.

		For the years ended December 31,
	($ in millions, unless otherwise stated)	2007		2008	2009
	Sales	6,321		5,443	3,843
	Cost of sales	(4,276)		(4,225)	(2,874)

	Gross profit	2,045		1,218	969
	Selling expenses	(425)		(400)	(277)
	General and administrative expenses:
	Impairment goodwill	—		(430)	—
	Impairment other intangibles	—		(284)	—
	Impairment assets held for sale	—		—	(69)
	Other general and administrative expenses	(1,189)		(1,161)	(734)
	Research and development expenses	(1,328)		(1,199)	(777)
	Write-off of acquired in-process research and development	(15)		(26)	—
	Other income (expense)	134		(364)	(12)

5,6	Income (loss) from operations	(778)		(2,646)	(900)
7	Financial income (expense):
	Extinguishment of debt	—		—	1,020
	Other financial income (expense)	(181)		(614)	(338)

	Income (loss) before taxes	(959)		(3,260)	(218)
8	Income tax benefit (expense)	396		(46)	(17)

	Income (loss) after taxes	(563)		(3,306)	(235)
9	Results relating to equity-accounted investees	(40)		(268)	74

	Net income (loss)	(603)		(3,574)	(161)
	Attribution of net income (loss) for the period:
	Net income (loss) attributable to stockholders	(650)		(3,600)	(175)
	Net income (loss) attributable to non-controlling interests	47		26	14

	Net income (loss)	(603)		(3,574)	(161)

37	Basic and diluted earnings per common share in $(1)
	Weighted average number of shares of common stock outstanding during the year (in thousands)	5,000		180,210	215,252

	Net income (loss)	(237.80	)(2)	(19.83)	(0.75)
	Net income (loss) attributable to stockholders	(247.20	)(2)	(19.98)	(0.81)

	Consolidated statements of comprehensive income:
	Net income (loss)	(603)		(3,574)	(161)
	Unrealized gain (loss) on available for sale securities	—		6	—
	Recognition funded status pension benefit plan	48		(38)	19
	Unrealized gain (loss) on cash flow hedge	7		—	—
	Foreign currency translation adjustments	275		145	65
	Reclassifications into income	(20)		—	(78)
	Income tax on net current period changes	6		7	(4)

	Total comprehensive income (loss)	(287)		(3,454)	(159)

	Attribution of comprehensive income (loss) for the period:
	Income (loss) attributable to stockholder	(334)		(3,480)	(173)
10	Income (loss) attributable to non-controlling interests	47		26	14

	Total net comprehensive income (loss)	(287)		(3,454)	(159)

(1)	As adjusted for the impact of the 1-for-20 reverse stock split as discussed in Note 1.
(2)	For purposes of calculating net income attributable to common stockholders, net income includes the undeclared accumulated dividend on preferred stock of $586 million in 2007. This right was extinguished in 2008.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets of NXP Semiconductors N.V.

		As of December 31,
	($ in millions, unless otherwise stated)	2008		2009
	Assets
	Current assets
	Cash and cash equivalents		1,796		1,041
11	Securities		33		—
12,32	Receivables:
	Accounts receivable—net	459		455
	Other receivables	33		59

			492		514
13	Assets held for sale		—		144
14	Inventories		630		542
8,15	Other current assets		200		272

	Total current assets		3,151		2,513

	Non-current assets
9	Investments in equity-accounted investees		158		43
16	Other non-current financial assets		18		35
8,17	Other non-current assets		148		94
18,29	Property, plant and equipment:
	At cost	3,594		2,468
	Less accumulated depreciation	(1,787)		(1,107)

			1,807		1,361
19	Intangible assets excluding goodwill:
	At cost	3,674		3,387
	Less accumulated amortization	(1,290)		(1,381)

			2,384		2,006
20	Goodwill		2,661		2,621

	Total non-current assets		7,176		6,160

	Total		10,327		8,673

	Liability and equity
	Current liabilities
32	Accounts payable		619		582
13	Liabilities held for sale		—		2
21	Accrued liabilities		941		702
8,22,23,24,30	Short-term provisions		116		269
25	Other current liabilities		120		88
26	Short-term debt		403		610

	Total current liabilities		2,199		2,253

	Non-current liabilities
27,29	Long-term debt		5,964		4,673
8,22,23,24,30	Long-term provisions		769		460
28	Other non-current liabilities		107		159

	Total non-current liabilities		6,840		5,292

29,30	Contractual obligations and contingent liabilities		—		—
	Equity
10	Non-controlling interests		213		198
31	Stockholder’s equity:
	Common stock, par value €0.20 per share(1):
	Authorized: 430,503,000 shares	—		—
	Issued: 215,251,500 shares	42		42
	Capital in excess of par value	5,527		5,555
	Accumulated deficit	(5,044)		(5,219)
	Accumulated other comprehensive income (loss)	550		552

	Total stockholder’s equity		1,075		930

	Total equity		1,288		1,128

	Total		10,327		8,673

(1)	As adjusted for the impact of the 1-for-20 reverse stock split as discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows of NXP Semiconductors N.V.

	For the years ended December 31,
($ in millions, unless otherwise stated)	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	(603)	(3,574)	(161)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	1,532	1,270	869
Write-off of in-process research and development	15	26	—
Impairment goodwill and other intangibles	—	714	—
Impairment assets held for sale	—	—	69
Net (gain) loss on sale of assets	(114)	369	(58)
Gain on extinguishment of debt	—	—	(1,045)
Results relating to equity-accounted investees	40	268	—
Dividends paid to non-controlling interests	(3)	(19)	(29)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(38)	196	(87)
(Increase) decrease in inventories	(70)	122	50
Increase (decrease) in accounts payable, accrued and other liabilities	495	(398)	(276)
Decrease (increase) in other non-current assets	(237)	254	104
Increase (decrease) in provisions	(233)	30	(183)

Other items	(251)	120	2

Net cash provided by (used for) operating activities	533	(622)	(745)
Cash flows from investing activities:
Purchase of intangible assets	(37)	(36)	(8)
Capital expenditures on property, plant and equipment	(549)	(379)	(96)
Proceeds from disposals of property, plant and equipment	180	61	22
Proceeds from disposals of assets held for sale	—	130	—
Proceeds from the sale of securities	—	—	20
Purchase of other non-current financial assets	(6)	(14)	(2)
Proceeds from the sale of other non-current financial assets	4	10	1
Purchase of interests in businesses	(328)	(206)	—
Proceeds from sale of interests in businesses	172	1,449	141
Cash settlement agreement with Philips	(114)	—	—

Net cash (used for) provided by investing activities	(678)	1,015	78
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(22)	(6)	7
Amounts drawn under the revolving credit facility	—	400	400
Repayments under the revolving credit facility	—	—	(200)
Repurchase of long-term debt	—	—	(286)
Principal payments on long-term debt	—	—	(1)
Capital repayments to non-controlling interests	—	(78)	—

Net cash provided by (used for) financing activities	(22)	316	(80)

Effect of changes in exchange rates on cash positions	(24)	46	(8)

Increase (decrease) in cash and cash equivalents	(191)	755	(755)
Cash and cash equivalents at beginning of period	1,232	1,041	1,796

Cash and cash equivalents at end of period	1,041	1,796	1,041

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows of NXP Semiconductors N.V.—(Continued)

	For the years ended December 31,
($ in millions, unless otherwise stated)	2007	2008	2009
Supplemental disclosures to the consolidated statements of cash flows
Net cash paid during the period for:
Interest	460	483	391
Income taxes	21	84	58

Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	356	1,650	184
Book value of these assets	(280)	(2,172)	(178)
Non-cash gains (losses)	38	153	52

	114	(369)	58
Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Virage Logic shares/options	—	—	15
ST-NXP Wireless JV	—	341	—
DSPG shares	72	—	—
Others	—	13	5

Other items:
Other items consist of the following non-cash elements in income:
Exchange differences	(300)	87	(39)
Share-based compensation	28	27	28
Value adjustments/impairment financial assets	21	38	—
Non-cash tax benefit against goodwill	—	(29)	—
Non-cash tax expense against other intangibles	—	—	5
Non-cash interest cost due to applying effective interest method	—	—	8
Others	—	(3)	—

	(251)	120	2

Consolidated statements of changes in equity of NXP Semiconductors N.V. as of December 31

					Accumulated other comprehensive income (loss)
($ in millions, unless otherwise stated)	Common Stock	Capital in excess of par value		Accumu- lated deficit	Currency translation differences	Unrealized gain (loss) on availa- ble for sale securities	Unrecog- nized net periodic pension cost	Changes in fair value of cash flow hedges	Total accum. other compr. income	Total stock- holders equity	Non- controlling interests	Total equity
Balance as of December 31, 2006	133	5,381		(794)	106	—	—	8	114	4,834	213	5,047

Net income (loss)				(650)						(650)	47	(603)
Components of other comprehensive income:
Adoption of FASB ASC Topic 715 (formerly SFAS 158)							48		48	48		48
Unrealized gain (loss) on cash flow hedge								7	7	7		7
Foreign currency translation adjustments					275				275	275		275
Reclassifications into income					1			(21)	(20)	(20)		(20)
Income tax on current period changes								6	6	6		6
Share-based compensation plans		28								28		28
Dividends distributed											(3)	(3)

Balance as of December 31, 2007	133	5,409		(1,444)	382	—	48	—	430	4,528	257	4,785

Net income (loss)				(3,600)						(3,600)	26	(3,574)
Components of other comprehensive income:
Recognition of funded status pension benefit plan							(38)		(38)	(38)		(38)
Unrealized gain (loss) on available for sale securities						6			6	6		6
Foreign currency translation adjustments					145				145	145		145
Income tax on current period changes							7		7	7		7
Restructuring of share capital	(91)	91								—		—
Share-based compensation plans		27	(1)							27		27
Dividends distributed											(19)	(19)
Capital repayment											(78)	(78)
Changes in participations											27	27

Balance as of December 31, 2008	42	5,527		(5,044)	527	6	17	—	550	1,075	213	1,288

Net income (loss)				(175)						(175)	14	(161)
Components of other comprehensive income:
Recognition of funded status pension benefit plan							19		19	19		19
Unrealized gain (loss) on available for sale securities
Foreign currency translation adjustments					65				65	65		65
Reclassifications into income					(72)	(6)			(78)	(78)		(78)
Income tax on current period changes							(4)		(4)	(4)		(4)
Share-based compensation plans		28								28		28
Dividends distributed											(29)	(29)

Balance as of December 31, 2009	42	5,555		(5,219)	520	—	32	—	552	930	198	1,128

(1)	The total charge in 2008 for share-based compensation plans amounted to $35 million, offset by $8 million relating to the liability arising from transfer of employees to the new established ST-NXP Wireless joint venture.

The accompanying notes are an integral part of these consolidated financial statements

Notes to the consolidated financial statements of NXP Semiconductors N.V.

All amounts in millions of $ unless otherwise stated.

1. Introduction

The consolidated financial statements include the accounts of NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.) and its consolidated subsidiaries. Unless the context otherwise requires, all references herein to “NXP”, “the Company” and “we” are to NXP Semiconductors N.V. and its consolidated subsidiaries, including NXP B.V.

The Company is a holding company, whose only material assets are the direct ownership of 100% of the shares of NXP B.V. NXP B.V. is a foreign private issuer that files its Form 20-F with the SEC. NXP’s headquarters are in the Netherlands and, in its current form, NXP was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductor business to a consortium of private equity investors (the “Private Equity Consortium”) in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of its semiconductor business to a separate legal entity on September 28, 2006. Subsequently, on September 29, 2006, all of the issued and outstanding shares of this separate legal entity were acquired by NXP. We refer to our acquisition by the Company as the “Acquisition”.

As from January 1, 2010, in compliance with FASB ASC Topic 280 “Segment Reporting” (formerly SFAS 131), four segments are distinguished as business segments. NXP is structured in two market-oriented business segments: High-Performance Mixed-Signal and Standard Products, which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

Reverse stock split

The Company has amended its Articles of Association on August 2, 2010 in order to effect a 1-for-20 reverse stock split of its shares of common stock. In Note 37, basic and diluted weighted average shares outstanding and earnings per share have been adjusted retrospectively to reflect the reverse stock split in all periods presented. Also, in Note 33, the exercise price and the number of shares of common stock issuable under the Company’s share based compensation plans were proportionately adjusted retrospectively to reflect the reverse stock split. In Note 31, authorized and issued share capital has been adjusted retrospectively to reflect the reverse stock split.

Conversion

In addition to the reverse stock split, the Company has also amended its Articles of Association in order to convert a certain percentage of previously authorized common stock to preferred stock. The final result is that the stock capital of the Company as of August 2, 2010 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock (of which 215,251,500 are issued), as well as 645,754,500 authorized but unissued shares of preferred stock.

Accounting policies

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). Historical cost is used as the measurement basis unless otherwise indicated.

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adjustments to previously reported financial statements

Amounts previously reported in the consolidated balance sheets as of December 31, 2008 and 2009 have been adjusted to correct immaterial offset errors in the current and deferred tax balances. These adjustments are set out in the table below.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Consolidated balance sheet for the period ending December 31, 2008:

($ in millions)	As originally reported	Adjustments	As currently reported
Other receivables	58	(25)	33
Other current assets	212	(12)	200
Total current assets	3,188	(37)	3,151
Other non-current assets	469	(321)	148
Total assets	10,685	(358)	10,327
Total non-current assets	7,497	(321)	7,176
Total current liabilities	(2,254)	55	(2,199)
Accrued liabilities	(983)	42	(941)
Long-term provisions	(1,072)	303	(769)
Short-term provisions	(129)	13	(116)
Total non-current liabilities	(7,143)	303	(6,840)

Consolidated balance sheet for the period ending December 31, 2009:

($ in millions)	As originally reported	Adjustments	As currently reported
Other receivables	113	(54)	59
Other current assets	227	45	272
Total current assets	2,522	(9)	2,513
Other non-current assets	604	(510)	94
Total non-current assets	6,670	(510)	6,160
Total assets	9,192	(519)	8,673
Accrued liabilities	(756)	54	(702)
Total current liabilities	(2,307)	54	(2,253)
Long-term provisions	(925)	465	(460)
Total non-current liabilities	(5,757)	465	(5,292)

Reporting currency

Effective January 1, 2008, NXP changed its reporting currency from Euro to U.S. dollars in order to better align with the rest of the semiconductor market and to permit easier comparison with the financial results of its peers.

The financial statements have been restated for all periods prior to 2008 to reflect the change in reporting currency on a consistent basis. For restating the historical financial statements from euro to U.S. dollars, NXP has applied the process described in the accounting policies.

The functional currency of the Company and the various entities within the NXP group have not been changed.

Acquisition accounting

As a result of the acquisition accounting applied to the Acquisition, the assets and liabilities reported in the consolidated balance sheet have changed substantially, as compared with their carrying values prior to the Acquisition. The allocation of the purchase price paid by the Company to Philips has been based on estimated fair values and is discussed below.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

On September 29, 2006, Philips’ semiconductor business was acquired by the Company for a purchase price of $10,457 million, composed of a payment of $5,264 million to Philips and assumed debt of $4,833 million. The purchase price, together with the acquisition costs and adjusted for settlements, resulted in a total purchase price consideration of $10,622 million.

After the Acquisition, NXP obtained a bridge loan facility of $5,670 million, net of issuance costs of $129 million, which was repaid with the proceeds from the issuance of $5,836 million of euro-denominated and U.S. dollar-denominated notes, as described in more detail in note 27. On June 19, 2007, NXP concluded an exchange offer for these notes in which investors could exchange their existing notes for identical notes registered under the U.S. Securities Act. This exchange offer did not affect NXP’s capitalization or outstanding debt.

NXP allocated the total purchase price to the assets acquired and liabilities assumed based on estimated fair values. During 2007, within the time frames permitted by applicable accounting standards, revisions to the preliminary allocations of the purchase price were made, which affected the fair value initially assigned to the assets and liabilities. These adjustments mainly related to the deferred income tax balances, since NXP was able to clarify the tax treatment of certain intangible assets with tax authorities resulting in the recognition of additional deferred tax liabilities and in an offsetting increase in goodwill. Furthermore, in 2007, NXP agreed on a final settlement to adjust the Acquisition purchase price with Philips, resulting in an additional payment to NXP of $110 million. In addition, in 2009, NXP received $21 million resulting primarily from the settlement of a tax uncertainty. Accordingly, the total purchase price of $10,601 million is comprised of the following major categories of net assets:

Cash & cash equivalents	204
Inventories	1,057
Property, plant and equipment	3,053
Intangible assets	4,066
In-process research and development	660
Goodwill	3,096
Other assets	1,347
Liabilities and debt	(2,882)

Net assets	10,601

For further information about other acquisitions refer to note 4 “Acquisitions and divestments”.

2. Significant accounting policies and new standards after 2009

Principles for consolidated financial statements

The consolidated financial statements include the accounts of the Company and NXP B.V., its wholly-owned subsidiary , together with their subsidiaries and all entities in which a NXP group company holds a direct or indirect controlling interest, whether through voting rights or through qualifying variable interests, in such a way that the Company would be required to absorb a majority of such entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Net income (loss) includes the portion of the earnings of subsidiaries applicable to non-controlling interests. The income (loss) and equity attributable to non-controlling interests are disclosed separately in the consolidated statements of operations and in the consolidated balance sheets under non-controlling interests.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Investments in equity-accounted investees

Investments in companies in which the Company does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exert significant influence, are accounted for using the equity method. Generally, in the absence of demonstrable proof of significant influence, it is presumed to exist if at least 20% of the voting stock is owned. NXP’s share of the net income of these companies is included in results relating to equity-accounted investees in the consolidated statements of operations.

The Company recognizes an impairment loss when an other-than-temporary decline in the value of an investment occurs.

When its share of losses exceeds the carrying amount of an investment accounted for by the equity method, the carrying amount of that investment is reduced to zero and recognition of further losses is discontinued, unless NXP has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

Accounting for capital transactions of a subsidiary or an equity-accounted investee

Until 2009, NXP’s policy was to recognize in income dilution gains or losses arising from the sale or issuance of stock by a subsidiary that is included in the consolidated financial statements or an unconsolidated entity which is accounted for using the equity method of accounting in the consolidated statement of operations, unless NXP or the subsidiary either has reacquired or plans to reacquire such shares. In such instances, the result of the transaction was recorded directly in equity. Following the adoption on January 1, 2009 of SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements: an amendment of ARB No. 51” which has subsequently been included in FASB ASC Topic 810, NXP recognizes for transactions occurring after December 31, 2008, dilution gains or losses related to changes in ownership of consolidated entities directly in equity. In case of loss of control of the subsidiary following such transaction the dilution gain or loss is recognized in the consolidated statement of operations. Statement 160 did not affect the recognition of dilution gains or losses related to entities in which NXP has a non-controlling interest. In accordance with FASB ASC Topic 323, Subtopic 10, paragraph 40-1 (formerly EITF 08-6, which became effective for NXP on January 1, 2009) any dilution gain or loss continues to be recognized in the statement of operations.

Prior to 2009, the dilution gains or losses were presented in the consolidated statement of operations in the line item “other income and expense,” if they related to subsidiaries that are included in the consolidated financial statements. From 2009 going forward, following the adoption of SFAS 160, such dilution gains or losses are recognized in that line item only upon loss of control over the related subsidiary. Dilution gains and losses related to equity-accounted investees are presented in the line item results relating to equity-accounted investees.

Accounting for alliance

Since 2002, NXP has been a participant in a jointly funded-alliance (the “Alliance”) with two other semiconductor manufacturers in Crolles, France. The activities of the Alliance are the joint development of advanced process and assembly/packaging technology and the joint operation of a fabrication plant for the manufacturing of 300-millimeter wafers. The Alliance has its own governance structure to decide on all material decisions relating to the Alliance. Each of the three participants is equally represented in the governance structure. Upon its commencement, each party contributed assets to the Alliance. The initial term of the Alliance expired December 31, 2007, and because NXP withdrew from the “Crolles2 Alliance,” effective December 31, 2007, the automatic extension until December 31, 2010 has been cancelled.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

At the termination of the Alliance, NXP would retain title to the capital assets that it contributed to the Alliance unless another participant of the Alliance exercises its option to purchase those assets. Capital assets contributed by NXP include primarily machinery.

Under the Alliance arrangement, each participant is responsible for funding specific allocations of operations, research and development expenses, as well as related capital expenditures and output from the facility. Funding requirements are divided among NXP (31%) and the two other participants (31% and 38%), and are accounted for to ensure all expenses and capital expenditures are recorded in relation to the funding percentage.

NXP’s interest in the Alliance, which was an unincorporated entity, is accounted for in the consolidated financial statements as a contract or cost sharing arrangement.

Accordingly, NXP’s share in the results of operations of the Alliance are recorded in the cost and expense captions in the accompanying consolidated statement of operations, and primarily consists of NXP’s share of research and development expenses, pilot line manufacturing expenses and depreciation expense related to the Alliance’s capital assets.

Following the withdrawal from the Alliance, NXP sold its assets. Approximately half of NXP’s investment was sold in 2007 and the remaining portion was sold in 2008.

Foreign currencies

As described in note 1, NXP uses the U.S. dollar as its reporting currency. For consolidation purposes, the financial statements of the entities within the NXP group, including the Company, with a functional currency other than the U.S. dollar, are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates on the applicable balance sheet dates. Income and expense items in the statements of operations and cash flows are translated at monthly exchange rates in the periods involved.

The effects of translating the financial position and results of operations from functional currencies are recorded as a separate component of accumulated other comprehensive income (loss) within stockholder’s equity. Cumulative translation adjustments are recognized as income or expense upon partial or complete disposal or substantially complete liquidation of a foreign entity.

The following table sets out the exchange rates for euros into US dollars applicable for translation of the Company’s financial statements for the periods specified.

	$ per EUR
	period end	average(1)	high	low
2007	1.4742	1.3721	1.3033	1.4810
2008	1.4061	1.4768	1.2749	1.5801
2009	1.4402	1.3978	1.2683	1.4916

(1)	The average rates are the accumulated average rates based on monthly quotations.

The functional currency of foreign entities is generally the local currency, unless the primary economic environment requires the use of another currency. When foreign entities conduct their business in economies considered to be highly inflationary, they record transactions in the Company’s reporting currency instead of their local currency. Gains and losses arising from the translation or settlement of non-functional currency-denominated transactions, monetary assets and liabilities into the functional currency are recognized in income in

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

the period in which they arise. However, currency differences on intercompany loans that have the nature of a permanent investment are accounted for as translation differences as a separate component of accumulated other comprehensive income (loss) within equity.

Derivative financial instruments

NXP uses derivative financial instruments principally in the management of its foreign currency risks and to a more limited extent for commodity price risks.

NXP measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate and record these as assets or liabilities in the balance sheet. Changes in the fair values are immediately recognized in the statement of operations, unless cash flow hedge accounting is applied.

Changes in the fair value of a derivative that is highly effective and designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

NXP formally assesses both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and for which cash flow hedge accounting is applied, are highly effective in offsetting changes in cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, NXP discontinues hedge accounting prospectively. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within a period of two months from the originally forecasted transaction date, NXP continues to carry the derivative on the consolidated balance sheets at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings.

In all other situations in which hedge accounting is discontinued, NXP continues to carry the derivative at its fair value on the consolidated balance sheets, and recognizes any changes in its fair value in earnings. The application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of NXP. Consequently, the application of cash flow hedge accounting seldom occurs.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less at acquisition that are readily convertible into known amounts of cash. It also includes cash balances that cannot be freely repatriated. Cash and cash equivalents are stated at face value.

Receivables

Receivables are carried at face value, net of allowances for doubtful accounts. As soon as trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed uncollectible because of bankruptcy or other forms of receivership of the debtors.

The allowance for doubtful trade accounts receivable takes into account objective evidence about credit-risk concentration, collective debt risk based on average historical losses, and specific circumstances such as serious adverse economic conditions in a specific country or region.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Inventories

Inventories are stated at the lower of cost or market, less advance payments on work in progress. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out (FIFO) method. An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand. Abnormal amounts of idle facility expense and waste are not capitalized in inventory. The allocation of fixed production overheads to the inventory cost is based on the normal capacity of the production facilities.

Other non-current financial assets

Other non-current financial assets include available-for-sale securities and cost-method investments.

NXP classifies its investment in equity securities that have readily determinable fair values based on quoted market prices as available-for-sale. Available-for-sale securities are recorded at fair value with changes in the fair value going through other comprehensive income in equity. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Fair value measurement is based on quoted market prices for the assets. If these are not available, NXP uses other observable inputs, such as quoted market prices for similar assets.

Lacking also that information, NXP uses unobservable inputs such as discounted projected cash flows. Available-for-sale securities that are contractually restricted from sale for a period longer than 1 year are accounted for by the cost method without changes in fair value being reflected in their measurement unless they are other than temporarily impaired in which case the impairment loss is charged to earnings. Similarly, restricted equity securities obtained as payment from the acquirer upon disposal of product lines are accounted for under the cost method. NXP recognizes in nonmonetary transactions initially the fair value of the assets surrendered or received, whichever is more reliably determinable, as consideration for acquired equity securities, as its interest in the acquirer at transaction date, which is the new cost basis going forward.

Impairments of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. NXP assesses its long-term investments accounted for as available-for-sale on a quarterly basis to determine whether declines in market value below cost are other-than-temporary, in which case the cost basis for the individual security is reduced and a loss realized in the period in which it occurs. When the decline is determined to be temporary, the unrealized losses are included in other comprehensive income.

If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their fair value.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Assets constructed by NXP include direct costs, overheads and interest charges incurred during the construction period. Government

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

investment grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Depreciation of special tooling is also based on the straight-line method unless another than the straight-line method represents better the consumption pattern. Gains and losses on the sale of property, plant and equipment are included in other income and expense. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. These assets and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

NXP recognizes the fair value of an asset retirement obligation in the period in which it is incurred based on discounted projected cash flows in the absence of other observable inputs such as quoted prices, while an equal amount is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the useful life of the asset.

Leases

NXP leases various office space and equipment. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease.

Leases in which NXP has substantially all the risk and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges to achieve a constant rate of interest on the remaining balance of the lease obligation. The lease obligations are included in other current and other non-current liabilities. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the assets and the lease term.

Goodwill

NXP accounts for goodwill in accordance with the provisions of FASB ASC Topic 805, Subtopic 30. (Formerly SFAS 141 until 2009 and upon adoption in 2009 as of January 1, 2009 SFAS 141(R), and SFAS No. 142). Accordingly, goodwill is not amortized but tested for impairment annually in the third quarter or whenever impairment indicators require so.

An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds the asset’s implied fair value. This determination is made at the operating segment level, which is for NXP the reporting unit level in accordance with FASB ASC Topic 805, and consists of two steps. First, NXP determines the carrying value of each reporting unit by assigning the assets and liabilities, including the goodwill and intangible assets, to those reporting units. Furthermore, NXP determines the fair value of each reporting unit and compares it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, NXP performs the second step of the impairment test. In the second step, NXP compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to acquisition accounting in a business combination. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. NXP generally determines the fair value of the reporting units based on discounted projected cash flows in the absence of other observable inputs such as quoted prices.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Intangible assets

Intangible assets (other than goodwill) arising from acquisitions are amortized using the straight-line method over their estimated economic lives. Remaining useful lives are evaluated every year to determine whether events and circumstances warrant a revision to the remaining period of amortization. NXP considers renewal and extension options in determining the useful life. However, based on experience NXP concluded that these assets have no extension or renewal possibilities. There are currently no intangible assets with indefinite lives. Until 2009, in-process research and development with no alternative use was written off immediately upon acquisition. As from 2009 upon adoption of SFAS 141(R) “Business Combinations—Revised” as per January 1, 2009, which is now codified in FASB ASC Topic 350, subtopic 30, in-process research and development is capitalized and indefinitely lived until completion or abandonment of the associated research and development efforts. Those assets are not amortized but tested annually for impairment until the completion or abandonment, upon which the assets are amortized over their useful lives. Patents, trademarks and other intangible assets acquired from third parties are capitalized at cost and amortized over their remaining useful lives.

Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software in conformity with FASB ASC Topic 350, subtopic 40 (Formerly Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”).

Impairment or disposal of intangible assets other than goodwill and tangible fixed assets

NXP accounts for intangible and tangible fixed assets in accordance with the provisions of FASB ASC Topic 360 (Formerly SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”). Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. NXP determines the fair value based on discounted projected cash flows. The review for impairment is carried out at the level where discrete cash flows occur that are largely independent of other cash flows in the absence of other observable inputs such as quoted prices. For the Manufacturing Operations segment, the review of impairment of long-lived assets is carried out on a Company-wide basis, as Manufacturing Operations is the shared manufacturing base for the other business segments with, for this purpose, no discrete cash flows that are largely independent of other cash flows. Assets held for sale are reported at the lower of the carrying amount or fair value, less cost to sell.

Non-current assets held for sale and disposal groups

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case the asset (or disposal group) must be available for immediate sale in its present condition and the sale must be highly probable. For the sale to be highly probable, (i) the appropriate level of management must be committed to a plan to sell the asset, (ii) an active program to locate a buyer and complete the plan must be initiated, (iii) the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale should generally be expected to qualify for recognition as a completed sale within one year from the date of classification and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the asset’s carrying amount and the fair value less costs to sell. NXP determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices. Depreciation or amortization of an asset ceases when it is classified as held for sale, or included within a disposal group that is classified as held for sale.

Discontinued operations

A discontinued operation is a component of NXP that either has been disposed of, or that is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations that can be clearly distinguished from the rest of NXP in terms of operations and cash flows or (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Generally, a major line of business is a segment or business segment. Discontinued operations are carried at the lower of carrying amount and fair value less cost to sell. NXP determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices. Results from discontinued operations until the date of disposal are presented separately as a single amount in the consolidated statements of operations together with any gain or loss from disposal. Results from operations qualifying as discontinued operations as of the balance sheet date for the latest period presented, that have previously been presented as results from continuing operations, are re-presented as results from discontinued operations for all periods presented. The financial information of discontinued operations is excluded from the respective captions in the consolidated financial statements and related notes for all years presented.

Research and development

Costs of research and development are expensed in the period in which they are incurred, except for in-process research and development assets acquired in a business combination, which are capitalized and after completion are amortized over their useful lives.

Advertising

Advertising costs are expensed when incurred.

Provisions and accruals

NXP recognizes provisions for liabilities and probable losses that have been incurred as of the consolidated balance sheet dates and for which the amount is uncertain but can be reasonably estimated.

Provisions of a long-term nature are stated at present value when the amount and timing of related cash payments are fixed or reliably determinable unless discounting is prohibited under US GAAP. Short-term provisions are stated at face value.

NXP accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Additionally, NXP accrues for certain costs such as compensation and benefits for employees directly involved in the remediation activities. Measurement of liabilities is based on current legal requirements and existing technology. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Restructuring

The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by the Management Team, and which involve the realignment of certain parts of the industrial and commercial organization.

When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions only when the liability is incurred in accordance with FASB ASC Topic 420-10-25 (formerly SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”). The liability is initially measured at fair value. NXP determines the fair value based on discounted projected cash flows in the absence of other observable inputs such as quoted prices.

These liabilities, in as far as related to one-time employee termination benefits are recognized, in accordance with ASC 420-10-25, ratably over the future service period when those employees are required to render services to NXP, if that period exceeds 60 days or a longer legal notification period.

However, generally employee termination benefits are covered by a contract or an ongoing benefit arrangement and are recognized in accordance with FASB ASC Topic 712-10-15 (formerly SFAS No. 88 and SFAS No. 112) when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated.

Guarantees

NXP complies with FASB ASC Topic 460-10-55 (Formerly FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others). In accordance with this Topic “Guarantees”, NXP recognizes, at the inception of a guarantee, a liability at the fair value of the obligation incurred, for guarantees within the scope of the recognition criteria. NXP determines the fair value either based on quoted prices for similar guarantees or discounted projected cash flows, whichever is available.

Debt and other liabilities

Debt and other liabilities, other than provisions, are stated at amortized cost. Debt issue costs are not expensed immediately but are reported as deferred charges and subsequently amortized over the term of the debt using the effective interest rate method. Unless the exchange would meet the criteria for troubled debt restructuring, debt that has been exchanged for other debt is initially measured at fair value in accordance with the provisions of FASB ASC Topic 470, subtopic 50 “Modifications and Extinguishments” (Formerly EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”). Any gain or loss resulting from the exchange and adjusted for the unamortized portion of debt issue costs for the exchanged debt is immediately recognized in the statement of operations on the line item “Financial income (expense)”. NXP determines the fair value based on quoted prices for the instruments or quoted prices for similar instruments. In the rare cases that such observable inputs are, not available NXP determines the fair value based on discounted projected cash flows.

Loans that are hedged under a fair value hedge are re-measured for the changes in the fair value that are attributable to the risk that is being hedged.

Revenue recognition

NXP’s revenues are primarily derived from made-to-order sales to Original Equipment Manufacturers (“OEMs”) and similar customers. NXP’s revenues are also derived from sales to distributors.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

NXP applies the guidance in SEC Staff Accounting Bulletin (SAB) Topic 13 “Revenue Recognition” and recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For made-to-order sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Examples of delivery conditions typically meeting these criteria are “Free on board point of delivery” and “Costs, insurance paid point of delivery”. Generally, the point of delivery is the customer’s warehouse. Acceptance of the product by the customer is generally not contractually required, since, for made-to-order customers, design approval occurs before manufacturing and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market. When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist revenue is recognized.

For sales to distributors, the same recognition principles apply and similar terms and conditions as for sales to other customers are applied. However, for some distributors contractual arrangements are in place, which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product cycle, when certain distributors are permitted to return products purchased during a pre-defined period after NXP has announced a product’s pending discontinuance. Long notice periods associated with these announcements prevent significant amounts of product from being returned, however. Repurchase agreements with OEMs or distributors are not entered into by NXP.

For sales where return rights exist, NXP has determined, based on historical data, that only an insignificant percentage of the sales to this type of distributors is actually returned. In accordance with these historical data, a pro rata portion of the sales to these distributors is not recognized but deferred until the return period has lapsed or the other return conditions no longer apply.

Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are reported as selling expenses.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by NXP with respect to the sold products. In cases where the warranty period is extended and the customer has the option to purchase such an extension, which is subsequently billed separately to the customer, revenue recognition occurs on a straight-line basis over the contract period.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis. Royalty income, other license income or other income related to research and development arrangements and that is received in the form of non-refundable upfront payments is recognized as income pro rata over the term of the contract unless a separate earnings process has been completed. Government grants, other than those relating to purchases of assets, are recognized as income as qualified expenditures are made. Software revenue is recognized in accordance with FASB ASC Topic 985, subtopic 605, section 25 “Software Revenue Recognition” (formerly Statement of Position 97-2) when the 4 criteria of SAB Topic 13 are met.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Income taxes

Income taxes in the consolidated financial statements are accounted for using the asset and liability method. Income tax is recognized in the statement of operations except to the extent that it relates to an item that is initially recognized directly within equity, including other comprehensive income (loss), in which case the related tax effect is also recognized there.

Current-year deferred taxes related to prior-year equity items, which arise from changes in tax rates or tax laws are included in income. Current tax is the expected tax payable on the taxable income for the year, using the applicable tax rates for the years, and any adjustment to tax payable in respect of previous years. Income tax payable includes amounts payable to tax authorities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date of the change. Deferred tax assets, including assets arising from loss carryforwards, are recognized, net of a valuation allowance, if it is more likely than not that the asset or a portion thereof will be realized. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividends in the foreseeable future, to the extent that these withholding taxes are not expected to be refundable and deductible.

Income tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefit recognized in the financial statements from such position is measured based on the largest benefit that is more than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. The liability for unrecognized tax benefits including related interest and penalties is recorded under provisions in the balance sheet as current or non-current based on the timing of the expected payment. Penalties are recorded as income tax expense, whereas interest is reported as financial expense in the statement of operations.

Benefit accounting

NXP accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with FASB ASC Topic 715 “Compensation—Retirement Benefits” (Formerly SFAS No. 87, “Employers” Accounting for Pensions”, SFAS No. 88, Employers” Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 106, “Postretirement Benefits other than Pensions” and SFAS No. 158, “Employers” Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans”).

NXP employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to NXP employees participating in defined-benefit plans have been allocated to NXP based upon actuarial valuations. Some of NXP’s defined-benefit pension plans are funded with plan assets that have been segregated and restricted in a trust, foundation or insurance company to provide for the pension benefits to which NXP has committed itself.

The net pension liability or asset recognized in the balance sheet in respect of defined pension plans is the present value of the projected defined-benefit obligation less the fair value of plan assets at the balance sheet date.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Most of our plans result in a pension provision (no assets for the plan) or a net pension liability.

For material plans the projected defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method.

Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets and net of employee contributions.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognized in the statement of operations, over the expected average remaining service periods of the employees with applying the corridor. Events which invoke a Curtailment or a Settlement of a benefit plan will be recognized in our Statement of Operations if such event has a material impact on our results.

Unrecognized prior-service costs related to pension plans and postretirement benefits other than pensions are being amortized by assigning a proportional amount to the statements of operations of a number of years, reflecting the average remaining service period of the active employees.

Obligations for contributions to defined-contribution and multi-employer pension plans are recognized as an expense in the statements of operations as incurred.

We record the unfunded status associated with these plans in accordance with the requirements of Topic 715 “Compensation—Retirement Benefits” (formerly SFAS No. 158) measured as the difference between plan assets at fair value and the defined-benefit obligation as an assets or liability. The offset of the recognized funded status is recorded in accumulated other comprehensive income (within equity). NXP determines the fair value based on quoted prices for the plan assets or comparable prices for non-quoted assets. For a defined-benefit pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement defined benefit plan it is the accumulated postretirement benefit obligation.

NXP recognizes as a component of other comprehensive income, net of taxes, the gains or losses and prior service costs that arise during the year but are not recognized as a component of net periodic benefit cost pursuant to Topic 715. Amounts recognized in accumulated other comprehensive income, including the gains or losses and the prior services costs are adjusted as they are subsequently recognized as components of net periodic benefit costs pursuant to the recognition provisions of Topic 715.

For all of NXP’s defined pension benefit plans, the measurement date on which it determines the funded status is year-end.

Share-based compensation

Share-based payment plans were introduced for NXP employees in 2007. The plans are accounted for in accordance with the provisions of FASB ASC Topic 718 “Compensation—Stock Compensation” (Formerly SFAS 123(R) at the estimated fair value of the equity instruments measured at the grant date. NXP uses a binomial option-pricing model to determine the estimated fair value of the options and determines the fair value of the equity rights on the basis of the estimated fair value of NXP, using a discounted cash flow technique. The estimated fair value of the equity instruments is recognized as compensation expense over the vesting period on a straight-line basis taking into account estimated forfeitures.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

The share-based compensation plans that NXP’s employees participate in contain contingent cash settlement features upon a sale of shares of common stock by the Private Equity Consortium or upon a change in control (in particular, the Private Equity Consortium no longer holding 30% of our common stock) in combination with a termination of employment. NXP has concluded that the likelihood of these events occurring is remote and therefore not probable. Also, upon death or disablement NXP may offer cash settlement, but the employee or his dependents must consent. Therefore, NXP has concluded that the requirement in Topic 718 that share options and restricted shares that have contingent cash settlement features that are outside the control of the employee, such as a change in control or the death or disability of an employee, to be accounted for as liabilities rather than equity if the contingent event is probable of occurring, is not applicable to NXP. However, in the case that for certain employees the vested share-based payment rights have been declared to become cash settled such instruments will be recorded as liabilities at fair value as from the date of such event.

During 2009, NXP executed an option exchange program for options granted in 2007 and 2008, and which were estimated to be deeply out of the money. Under this option exchange program, options with new exercise prices, different volumes and—in certain cases—revised vesting schedules were granted to eligible individuals, in exchange for their owned options. By accepting the new options, all options (vested and unvested) owned by the eligible individuals were cancelled. As of May 2009, options have been granted to eligible individuals under the revised stock option program. In accordance with the provisions of Topic 718 the unrecognized portion of the compensation costs of the cancelled options continues to be recognized over their remaining requisite vesting period. For the replacement options the compensation costs are determined as the difference between the fair value of the cancelled options immediately before the grant date of the replacement option and the fair value of these replacement options at the grant date. This compensation cost will be recognized in accordance with the vesting schedule over the remaining vesting period.

Cash flow statements

Cash flow statements have been prepared using the indirect method. Cash flows in foreign currencies have been translated into $ using the weighted average rates of exchange for the periods involved.

Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from other derivative instruments are classified consistent with the nature of the instrument.

Concentration of risk

NXP’s sales are for a large part dependent on a limited number of customers, none of which individually exceeds 10% of total sales. Furthermore, NXP is using outside suppliers of foundries for a portion of its manufacturing capacity.

Accounting standards adopted in 2009

Following accounting pronouncements that are of relevance to NXP became effective in 2009 and were adopted by NXP:

•

SFAS No. 168 “The FASB Accounting Standards Codification ™ and the Hierarchy of Generally Accepted Accounting Principles. A replacement of FAS Statement No. 162” (Currently, FASB ASC Topic 105 “Generally Accepted Accounting Principles”)

On 28 June 2009 the FASB issued SFAS 168. This Statement codifies existing US GAAP authoritative literature into one source, the Codification. This includes some but not all SEC guidance. All other accounting literature is no longer a legitimate source of reference. The codification is the one and only

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

source of reference in all external publications and filings. The new codification has no effect on our accounting policies, as there are no changes in the accounting principles. For NXP the only effect is that references to SFAS, EITF, and other accounting pronouncements, except from the SEC, are no longer allowed, but are replaced by “FASB Accounting Standard Codification Topic”, or in short “FASB ASC Topic”. The Codification became effective as from September 15, 2009.

•	SFAS No. 157 “Fair Value Measurements” (Currently, FASB ASC Topic 820 “Fair Value Measurements and Disclosures”)

Effective January 1, 2009, NXP adopted the provisions of FASB Statement No. 157 “Fair value measurements”, issued in September 2006, for measuring fair values of nonfinancial assets and liabilities and other assets and liabilities that are measured or disclosed at fair value on a nonrecurring basis. It applies only to fair-value measurements that are already required or permitted by other accounting pronouncements. The Statement became already effective prospectively for NXP from 2008 for financial instruments, and nonfinancial instruments that are recognized or disclosed at fair value on a recurring basis. Effectively, the Statement was only applicable for NXP in measuring the fair value of derivative instruments and available-for-sale equity securities in 2008. In 2009 when Statement 157 became fully effective, it is also applicable for fair value determination of nonfinancial assets and liabilities, the most important example of which is the annual goodwill impairment test and the impairment test of other long-lived assets. The method NXP uses for these measurements in 2009 has not significantly changed from prior years.

SFAS 157 established market and observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect NXP’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1—	Quoted prices in active markets for identical asset or liabilities.

Level 2—	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

FASB Staff Position (FSP) FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” is effective from April, 2009 for NXP and requires us to analyze the nature of transactions on the stock exchange regarding our investment in equity securities in case of ongoing decline in the share price that would trigger us to recognize further impairment. It may become applicable to other investments in the future and it is applicable in case new debt is issued in a debt exchange. FSP FAS 157-4, issued April 9, 2009 provides guidance on (1) estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly. The FSP does not change the objective of fair value measurements when market activity declines. To the contrary, the FSP emphasizes that “fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions”. The FSP did not affect NXP’s fair value measurements in 2009.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

•	SFAS No. 141(R) “Business Combinations (Revised 2007)” (Currently FASB ASC Topic 805 “Business Combinations”)

In December 2007 the FASB issued FASB Statement No. 141(R), effective from 2009. The changes compared with the original Statement 141 that are significant for NXP are:

•

Non-controlling interests acquired after the effective date of the Statement must be measured at their fair values at the acquisition date including a related portion of the goodwill, whereas previously these interests were recognized at predecessor carrying values;

•

Acquisition-related costs may not be added to the fair values of the acquired assets and liabilities assumed but must be recognized separately, generally as an expense in the period in which they are incurred. Previously these transaction costs were added to the purchase price and included in goodwill. At December 31, 2008 NXP had not incurred significant amounts for acquisition related costs that subsequently in 2009 were charged to the statement of operations;

•

Post closing restructuring costs for entities acquired after the effective date of the Statement may not be recognized in the purchase accounting for the business combination and thus may not be recognized as a liability, rather the cost must be charged to the statement of operations in accordance with the prevailing guidance of other pronouncements;

•

Contingent consideration such as earn-out arrangements for entities acquired after the effective date of the Statement must initially be recognized at their acquisition date fair value. Subsequent changes in the fair value are recognized in earnings. Previously, contingent consideration was added to the purchase price when it became reliably measurable;

•

The Statement requires recognition of the acquisition date fair value of research and development assets acquired in a business combination. Subsequently after completion or abandonment, these assets will be depreciated or amortized over their estimated useful lives. Previously such in-Process research and development was expensed in full immediately upon acquisition.

•

Statement 141(R) changes the definition of a business, which affects the identification of reporting units to which goodwill must be allocated, both for previously completed business combinations as well as for future acquisitions. NXP has concluded that has no significant effects for impairment testing.

Statement 141(R) became effective as of January 1, 2009 for NXP without affecting our acquisition accounting due to lack of such transactions. It will significantly affect the accounting for future business combinations. It did not affect the assets and liabilities that were recognized in business combinations that closed before 2009.

On April 1, 2009, the FASB issued FSP FAS 141(R)-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” Codified in FASB ASC Topic 805-20. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer applies the recognition criteria in FASB ASC Topic 450 “Contingencies” to determine whether the contingency should be recognized as of the acquisition date or after it. These recognition criteria are that a loss must be probable at the measurement date and reliably measurable.

The main difference with the previous guidance is that all contingencies under Statement 141(R) before the amendment were required to be recognized if they would more likely than not give rise to an asset or liability, whereas the FSP brings that down to recognition only if the value at the acquisition date can be determined during the measurement period of 1 year.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

The Statement became effective for NXP on January 1, 2009. Because there were no acquisitions in 2009, this amendment had no effect on NXP’s financial statements. Future acquisitions may be affected.

•	SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements; and amendment of ARB No. 51” (Currently FASB ASC Topic 810 “Consolidation”)

Simultaneously with Statement 141(R) the FASB issued Statement No. 160. This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. Statement 160 requires that a non-controlling interest be reported as equity in the consolidated financial statements, whereas previously this was reported in the mezzanine. It also requires that consolidated net income be reported at amounts that included the amounts attributable to both the parent and the non-controlling interest. As a result the income attributable to non-controlling interests may no longer be deducted as an expense in arriving at consolidated net income. Net income (loss) attributable to the parent and the non-controlling interests must be disclosed on the face of the statement of operations.

Statement 160 also requires that changes in the ownership of a subsidiary, not resulting in deconsolidation, shall be accounted for as equity transactions. Consequently, no dilution gains or losses can result from such transactions.

Upon deconsolidation of a subsidiary, any remaining non-controlling interest of the parent shall be re-measured at fair value and that fair value shall be taken into account in determining the gain or loss of the transaction.

Statement 160 became effective for NXP on January 1, 2009. It may not be applied retrospectively except for the presentation and disclosure requirements, which were applied to all periods presented. The Statement significantly affected NXP’s presentation of net income or loss in the statement of operations and the equity in the balance sheet. It will significantly affect the accounting for transactions that change ownership in subsidiaries that are concluded from 2009 going forward. In 2009, no transactions occurred that were affected by this guidance. It has not affected the measurement of non-controlling interests existing before 2009 and that remained unchanged thereafter.

•	SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities” (Currently FASB ASC Topic 815 “Derivatives and Hedging”)

This Statement was issued in March 2008 and became effective for NXP on January 1, 2009. Comparable disclosures for prior years need only be given as from 2010 onwards but not for years before 2009.

The Statement requires quantitative and qualitative disclosures in a tabular format about fair values, objectives, type and nature of the hedging instruments in relation to the risk exposure and the line items in the balance sheet where derivative instruments are reported, For the gains and losses reported in the statement of operations or in other comprehensive income (OCI) a separate disclosure must be made for fair value hedges and for cash flow hedges. Also, the movements from OCI to the statement of operations must be disclosed. All this per type of contract and indicating in which line item of the statement of operations it is being reported.

The impact of the Statement for NXP was limited to the described additional disclosures.

•	FSP FAS 142-3 “Determination of the Useful Life of Intangible Assets” (Currently FAS ASC Topic 350 “Intangibles”)

On April 25, 2008, the FASB issued FSP FAS 142-3, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under Statement 142. The FSP became effective for NXP on January 1, 2009. NXP has concluded that this FSP is not expected to result in future changes to economic lives of acquired intangible assets because such assets have no extension or renewal possibilities.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

•	FSP FAS 132(R)-1 “Employers” Disclosures about Postretirement Benefit Plan assets” (Currently FASB ASC Topic 715 “Compensation—Retirement Benefits”)

On December 30, 2008, the FASB issued FSP FAS 132 (R)-1, which became effective for NXP on January 1, 2009. The FSP amends statement No. 132 (R) to require additional disclosures about assets held in an employer’s defined benefit pension or other postretirement plans. The impact of this pronouncement is limited to additional disclosures.

•	SFAS 165 “Subsequent Events” (Currently FASB ASC Topic 855 “Subsequent Events”

SFAS 165 is effective on a prospective basis for interim or annual financial periods ending after 15 June 2009.

The FASB issued Statement 165 Subsequent Events on 28 May 2009. It provides authoritative guidance about the reporting and accounting for events subsequent to the reporting period.

The subsequent events guidance consists mainly of:

1)	Naming the two types of subsequent events either as recognized subsequent events (currently referred to in practice as Type I subsequent events) or non-recognized subsequent events (currently referred to in practice as Type II subsequent events).

2)	Defining subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities that do not widely distribute their financial statements).

3)	Requiring disclosing the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued.

•	Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820). Measuring Liabilities at Fair Value”

ASU 2009-05, which was issued by the FASB in August 2009, requires that the fair value of a liability be measured using one of the following approaches, which should maximize the use of relevant observable inputs and minimize the use of unobservable inputs:

•	The quoted price of the identical liability when traded as an asset;

•	Quoted prices for similar liabilities or similar liabilities when traded as assets;

•

Another valuation technique, such as a present value technique (i.e., an income approach) or a technique that considers the amount the reporting entity would pay to transfer the identical liability or receive to enter into the identical liability at the measurement date (i.e., a market approach).

The guidance provided in this ASU became applicable to NXP, starting October 2009, specifically regarding the disclosure about fair value of our bonds and in case of exchanges of existing bonds for new bonds. However, the immediate effect for NXP is negligible since we already applied the approach that is mandated by this ASU.

•	Accounting Standards Update No. 2009-12 “Fair Value Measurements and Disclosures (Topic 820). Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”

The FASB issued this ASU in September 2009. ASU 2009-12, although by itself not applicable to NXP, has defined major asset category with regard to disclosures about fair value. Major asset category is defined as major security type. This affects the disclosures about fair value of pension plan assets. The ASU became effective as per year-end 2009.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

New standards after 2009

In 2009, the FASB issued several pronouncements, of which the following are to various degrees of relevance to NXP and which were not yet effective in 2009.

•	SFAS 166 “Accounting for Transfers of Financial Assets. An amendment of FASB Statement No. 140” Currently FASB ASC Topic 860 “Transfers and Servicing”

On 12 June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 166.

The most significant amendments resulting from Statement 166 consist of the removal of the concept of a qualifying special-purpose entity (QSPE) from Statement 140, and the elimination of the exception for QSPEs from the consolidation guidance of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)).

In addition, Statement 166 amends and clarifies sale accounting and requires among others that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a sale while eliminating the practicability exception for the measurement at fair value.

Statement 166 is effective as of 1 January 2010 for NXP.

NXP has evaluated the consequences of this Statement and concluded since it is currently not involved with any QSPE this element of the Statement does not affect NXP. With regard to the transfer of assets guidance, the Statement may affect future transactions, if any.

•	SFAS 167 “Amendments to FASB Interpretation No, 46(R)” (Currently FASB ASC Topic 810 “Consolidation”

On 12 June 2009, the FASB issued Statement No. 167, which (1) addresses the effects of eliminating the qualifying special-purpose entity (QSPE) concept from FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and (2) modifies some provisions about the application of certain key provisions of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)). Statement 167 is effective for NXP as of 2010 and requires among other things a qualitative rather than a quantitative analysis to determine the primary beneficiary of a Variable Interest Entity (VIE) and amends certain guidance in FIN 46(R) for determining whether an entity is a VIE, which may change an enterprise’s assessment of which entities with which it is involved are VIEs. Furthermore, it requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE.

NXP is in the process of reconsidering its consolidation conclusions for all entities with which it is involved. Our preliminary conclusion is that the new guidance is likely not to result in the consolidation of new entities or deconsolidation of entities.

•	Accounting Standards Update No. 2009-13 “Revenue Recognition (Topic 605). Multiple-Deliverable Revenue Arrangements; a consensus of the FASB Emerging Issues task Force”

ASU 2009-13, issued in October 2009, changes the guidance regarding revenue recognition for multiple-element arrangement and relaxes some of the earlier requirements. Since NXP is rarely involved in these types of arrangements, the impact is expected to be infrequent and preliminarily estimated to be insignificant. The new guidance becomes effective prospectively for NXP for arrangements entered into or materially modified after December 31, 2010.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

3. Information by segment and main country

On January 1, 2010, NXP reorganized the current segments into four reportable segments in compliance with FASB ASC Topic 280 (formerly SFAS 131). NXP has now two market-oriented business segments, High-Performance Mixed-Signal (“HPMS”) and Standard Products (“SP”) and two other reportable segments, Manufacturing Operations and a segment Corporate and Other. Our HPMS business segment delivers High-Performance Mixed-Signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial. Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive. Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, while the main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments. Next to that, it also sells products to external customers, mainly former NXP businesses. Our “Corporate and other” segment includes unallocated research expenses not related to any specific business segment, corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of CAN tuners through our joint venture NuTune and software solutions for mobile phones, our “NXP Software” business. The presentation of our financial results and our discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

The segment information for all years in this note has also been restated to reflect the foregoing re-grouping.

On July 28, 2008, our key wireless operations from our former Mobile & Personal segment were contributed to a joint venture, ST-NXP Wireless. As a result, all assets and liabilities involved in the joint venture have been deconsolidated from the former Mobile & Personal segment. The operations, until July 28, 2008, remained consolidated in our consolidated accounts under a separate new reporting segment named “Divested Wireless Activities”. The remaining business of the former Mobile & Personal segment has been regrouped into the segments High-Performance Mixed-Signal, Standard Products and Corporate and Other. All previous periods reported have been restated accordingly.

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”). For the years 2007, 2008 and 2009, the divested operations remained consolidated in our consolidated accounts under a separate new reporting segment named “Divested Home Activities”. The remaining part of the former Home segment has been moved into the segments High-Performance Mixed-Signal and Corporate and Other. All previous periods have been restated accordingly.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Detailed information by segment for the years 2009, 2008 and 2007 on a restated basis is presented in the following tables.

	Segments
	Sales	Research and development expenses	Income (loss) from operations	Income (loss) from operations as a % of sales	Results relating to equity- accounted investees
2009
HPMS	2,011	413	(193)	(9.6)	(2)
SP	891	48	(83)	(9.3)	—
Manufacturing Operations(*)	324	12	(175)	(54.0)	—
Corporate and Other	165	65	(188)	NM	76
Divested Wireless activities	—	—	—	—	—
Divested Home activities	452	239	(261)	(57.7)	—

	3,843	777	(900)	(23.4)	74
2008
HPMS	2,511	453	(236)	(9.4)	(2)
SP	1,095	51	9	0.8	—
Manufacturing Operations(*)	324	—	(544)	(167.9)	—
Corporate and Other	219	157	(504)	NM	(266)
Divested Wireless activities	792	319	(785)	(99.1)	—
Divested Home activities	502	219	(586)	(116.7)	—

	5,443	1,199	(2,646)	(48.6)	(268)
2007
HPMS	2,625	526	63	2.4	(5)
SP	1,038	64	(37)	(3.6)	—
Manufacturing Operations(*)	214	—	(264)	(123.4)	—
Corporate and Other	405	138	(100)	NM	(35)
Divested Wireless activities	1,457	408	(201)	(13.8)	—
Divested Home activities	582	192	(239)	(41.1)	—

	6,321	1,328	(778)	(12.3)	(40)

(*)	For the year ended December 31, 2009, Manufacturing Operations supplied $1,087 million (2008: $1,830 million; 2007: $2,765 million) to other segments, which have been eliminated in the above presentation.
NM:	Not Meaningful.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Certain assets of NXP have been used jointly or managed at Corporate level.

Arithmetical allocation of these assets to the various businesses is not deemed to be meaningful and as such total assets by segment has been omitted. Instead, inventories per segments are included.

	Segments
	Inventories	Long-lived(1) assets	Total liabilities excl. debt	Gross capital expenditures	Depreciation property, plant and equipment
2009
HPMS	249	3,083	225	15	34
SP	111	1,290	206	22	80
Manufacturing Operations	181	1,161	920	49	321
Corporate and Other	1	454	909	9	81
Divested Wireless activities	—	—	—	—	—
Divested Home activities	—	—	2	1	5

	542	5,988	2,262	96	521

2008
HPMS	244	3,276	60	13	60
SP	153	1,404	52	58	108
Manufacturing Operations	156	1,646	663	269	449
Corporate and Other	22	354	1,895	18	52
Divested Wireless activities	—	—	—	16	13
Divested Home activities	55	172	2	5	11

	630	6,852	2,672	379	693
2007
HPMS	295	3,937	114	23	78
SP	138	1,576	182	85	79
Manufacturing Operations	285	2,220	1,209	369	524
Corporate and Other	14	490	1,264	64	167
Divested Wireless activities	162	1,309	183	6	14
Divested Home activities	64	528	1	2	9

	958	10,060	2,953	549	871

(1)	Long-lived assets include property, plant and equipment, goodwill and other intangible fixed assets.

	Goodwill assigned to segments
	Carrying value at January 1, 2009	Acquisitions	Divestments	Impairment	Translation differences and other changes		Carrying value at December 31, 2009
HPMS	1,729	—	—	—	17		1,746
SP	519	—	—	—	7		526
Manufacturing Operations	320	—	—	—	4		324
Corporate and Other	23	—	—	—	2		25
Divested Home activities	70	—	—	—	(70	)(*)	—

	2,661	—	—	—	(40)		2,621

(*)	Included are transfers to assets held for sale related to Trident.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

	Main countries
	Total sales(1)	Property, plant and equipment	Gross capital expenditures	Depreciation property, plant and equipment
2009
China	1,213	113	7	37
Netherlands	108	465	21	144
Taiwan	120	70	5	20
United States	261	25	1	32
Singapore	411	185	9	82
Germany	303	166	18	80
South Korea	182	—	—	—
Other countries	1,245	337	35	126

	3,843	1,361	96	521

2008
China	1,748	144	51	40
Netherlands	195	565	63	250
Taiwan	93	63	12	32
United States	354	66	11	22
Singapore	465	259	20	117
Germany	474	250	39	68
South Korea	490	—	—	—
Other countries	1,624	460	183	164

	5,443	1,807	379	693

2007
China	2,287	135	47	50
Netherlands	119	821	77	235
Taiwan	134	131	38	47
United States	451	81	13	23
Singapore	455	358	97	142
Germany	555	316	57	78
South Korea	644	1	—	—
Other countries	1,676	657	220	296

	6,321	2,500	549	871

(1)	As from 2009 the allocation is changed from invoicing organization to customer allocation. Previous periods have been restated accordingly.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

4. Acquisitions and divestments

2009

On October 5, 2009 NXP announced that they had signed an agreement to sell the digital television and set-top box business to Trident Microsystems, Inc., a publicly listed US Company. The transaction closed at February 8, 2010. As of December 31, 2009, NXP has separated its assets and liabilities designated to be transferred into the separate line items assets and liabilities held-for-sale. These assets and liabilities held-for-sale are measured at fair value less cost to sell and resulted in an impairment loss of $69 million. After closing the transaction NXP will own approximately 60% of the outstanding common stock of Trident (refer to note 13). As a result of retaining the 60% interest in Trident this transaction does not result in reporting the asset group as discontinued operations.

On November 16, 2009, we completed our strategic alliance with Virage Logic Corporation (“Virage Logic”) and obtained approximately 9.8% of Virage Logic’s outstanding common stock. This transaction included the transfer of our Advanced CMOS Semiconductor Horizontal IP Technology and Development Team in exchange for the rights to use Virage’s IP and services. Virage Logic is a leading provider of both functional and physical semiconductor intellectual property (IP) for the design of complex integrated circuits. Shares of Virage Logic are listed on the NASDAQ in the United States.

In 2009 no acquisition transactions occurred.

2008

During 2008, NXP entered into a number of acquisitions. All business combinations have been accounted for using the purchase method of accounting. The more important business combinations in 2008 were the acquisitions of GloNav, Conexant’s Broadband Media Processing business, and NuTune. All acquisitions, both individually and in the aggregate, were deemed immaterial in respect of the FASB ASC Topic 805 (formerly SFAS 141 (R)) disclosure requirements.

In January 2008, NXP acquired GloNav Inc., a US-based fabless semiconductor company, adding GPS (Global Positioning Systems) to the connected entertainment portfolio. The assets acquired amounted to $2 million, the liabilities assumed amounted to $4 million. The purchase price was $87 million and was allocated to other intangible assets ($69 million) and goodwill ($20 million, net of deferred taxes).

As a result of the contribution of the wireless operations into the new joint venture ST-NXP Wireless, GloNav was part of this transaction and as such also included in this transfer of net assets on August 2, 2008.

On August 11, 2008, NXP completed its acquisition of the Broadband Media Processing (BMP) business of Conexant Systems, Inc., which provides industry-leading solutions for satellite, cable and IPTV applications. The assets acquired amounted to $22 million, the liabilities assumed amounted to $1 million. The purchase price (net of cash acquired) was $111 million and was allocated to Other intangible assets ($58 million) and Goodwill ($32 million). The revenue in the year of acquisition since the date of acquisition was $63 million.

NXP also has an additional consideration of up to $35 million based on the achievement of certain revenue milestones over the period from closing through 2009.

On September 1, 2008, NXP and Technicolor S.A. (formerly known as Thomson S.A.) combined their CAN tuner module operations in a joint venture, named NuTune. NXP has a 55% ownership and Technicolor the remaining 45%.

The net assets acquired amounted to $20 million and resulted in a goodwill allocation of $16 million. The revenue in the year of acquisition since the date of acquisition was $31 million.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

The most significant divestment in 2008 was the major part of NXP’s Mobile & Personal business segment.

On July 28, 2008, NXP and STMicroelectronics (STM) combined their wireless operations to form a new joint-venture company at that time named “ST-NXP Wireless”, in which NXP contributed business and assets forming a substantial portion of its Mobile & Personal business segment (excluding Sound Solutions, Mobile Infrastructure and amplifiers). STM owned a majority stake (80%) and NXP had a 20% ownership while receiving $1.55 billion from STM. The 20% investment in the combined wireless operations was accounted for by the equity method because NXP had significant influence. As a result of retaining this 20% investment and the ongoing significant cash flows, the divestment was not reported as a discontinued operation. The net assets divested amounted to $1,976 million, resulting in a loss on the transaction of $413 million, which has been reported under Other business income. In February 2009, STM exercised its option to buy the 20% ownership for an amount of $92 million.

2007

On March 23, 2007, NXP completed its acquisition of the Cellular Communication business of Silicon Labs, a leader in Radio Frequency (RF) technology for mobile phones. NXP acquired the Cellular Communication business for $288 million in cash. The business has been consolidated within the former segment Mobile & Personal as from the acquisition date. Contingent upon the achievement of certain milestones in the next three years, an additional $65 million may be paid up for the acquisition. Related to this earn-out, an amount of $4 million has been included in the purchase price accounting. The purchase price for the acquisition was allocated to Property, plant and equipment ($9 million), Other intangible assets ($104 million), Assets and liabilities ($22 million) and Goodwill ($153 million).

On September 5, 2007, NXP completed the divestment of its Cordless and VoIP Terminal operations to DSP Group Inc. (“DSPG”) for an initial payment of $200 million in cash and 4,186,603 newly issued shares of DSPG’s common stock. As a result of the transaction, NXP owned approximately 16% of DSPG’s outstanding common stock, which was subsequently sold back to DSPG in the first quarter of 2009. The net assets divested amounted to $90 million. Furthermore, liabilities for future payments and various expenses were taken into consideration resulting in a gain on this transaction of $119 million, which has been reported under Other business income.

5. Income from operations

For information related to sales and income from operations on a business and geographical basis, see “Information by segment and main country” that begins on page F-29 of this report.

	Sales composition
	2007	2008	2009
Goods	6,291	5,420	3,837
Licenses	30	23	6

	6,321	5,443	3,843

	Salaries and wages
	2007	2008	2009
Salaries and wages	1,969	2,210	1,315
Pension and other postemployment costs	46	130	80
Other social security and similar charges:
Required by law	256	224	146
Voluntary	15	13	14

	2,286	2,577	1,555

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Salaries and wages in 2009 include $101 million (2008: $449 million; 2007: $178 million) relating to restructuring charges. Pension and other postemployment costs include the costs of pension benefits, other postretirement benefits, and postemployment benefits, including obligatory severance.

Depreciation and amortization

Depreciation and amortization, including impairment charges, are as follows:

	2007	2008	2009
Depreciation of property, plant and equipment	871	693	516
Write-down assets held for sale	—	—	5
Impairment assets held for sale	—	—	69
Amortization of internal use software	31	40	26
Amortization of goodwill and other intangibles:
Amortization of other intangible assets	630	537	322
Impairment of goodwill	—	430	—
Impairment of other intangible assets	—	284	—
Write-off of in-process research and development	15	26	—

	1,547	2,010	938

Depreciation of property, plant and equipment in 2009 includes an additional write-off in connection with the retirement of property, plant and equipment amounting to $25 million (2008: $4 million; 2007: $3 million).

Also included is the additional depreciation of property, plant and equipment resulting from the acquisition accounting amounting to $69 million (2008: $151 million; 2007: $137 million).

Furthermore, depreciation of property, plant and equipment in 2009 includes $67 million relating to write-downs and impairment charges (2008: $6 million; 2007: $20 million).

Included in the amortization of other intangible assets in 2009 is the additional amortization of other intangible assets resulting from acquisition accounting amounting to $322 million (2008: $537 million; 2007: $636 million).

In 2009, a write-down of $5 million for real estate and other property has been recognized as a result of classifying certain tangible fixed assets as held-for-sale, following the effects of the Redesign Program upon which a number of activities were closed or are in the process of being closed. Reference is also made to note 13.

Impairment charges for assets held for sale ($69 million) in 2009 are related to the Trident assets held for sale.

Depreciation of property, plant and equipment and amortization of software are primarily included in cost of sales. Amortization and impairment of intangible assets are reported in the General and Administrative expenses.

NXP periodically reviews the carrying value of its long-lived assets and reviews annually the carrying value of its recorded goodwill.

In 2009, no goodwill impairment was recorded.

Following the ongoing loss-making situation of NXP as a result of poor economic market circumstances, goodwill impairment tests were carried-out in the third quarter of 2008.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

As a result of these tests, an impairment was identified in our former segments Home and Corporate and Other. Simultaneously we have tested for impairment other intangible assets belonging to these segments. Following these tests a goodwill impairment charge of $430 million was recognized in 2008. Of this impairment, an amount of $381 million related to our former segment Home and an amount of $49 million related to the segment Corporate and Other. The impairment test for other intangible assets resulted in an impairment loss of $284 million, which was fully attributable to the former Home segment. Based on our assessment of the impact of the charges in the key assumptions subsequent to the third quarter, it was concluded that no additional impairment was required.

In 2007 and previous years, no goodwill impairments were recorded.

Rent

Rent expenses amounted to $67 million in 2009 (2008: $84 million; 2007: $94 million).

Selling expenses

Selling expenses incurred in 2009 totaled $277 million (2008: $400 million; 2007: $425 million). Included are shipping and handling costs of $1 million (2008: $25 million; 2007: $29 million).

The selling expenses mainly relate to the cost of the sales and marketing organization. This mainly consists of account management, marketing, first and second line support, and order desk.

General and administrative expenses

General and administrative expenses include the costs related to management and staff departments in the corporate center, business segments and business lines, amounting to $734 million in 2009 (2008: $1,161 million; 2007: $1,189 million).

Research and development expenses

Expenditures for research and development activities amounted to $777 million in 2009 (2008: $1,199 million; 2007: $1,328 million).

For information related to research and development expenses on a segment basis, refer to the separate section Information by segment and main country.

Write-off of acquired in-process research and development

In 2008, the write-off of acquired in-process research and development related to the acquisition of GloNav Inc. amounting to $12 million and Conexant Systems Inc. amounting to $14 million.

In 2007, the write-off of acquired in-process research and development related to the acquisition of the Cellular Communications business of Silicon Labs amounted to $15 million.

The full amounts have been written-off immediately because no alternative use was available and were charged to the statement of operations for 2008 and 2007 (refer to note 1 regarding acquisition accounting).

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Other income and expense

Other income and expense consists of the following:

	2007	2008	2009
Results on disposal of properties	1	5	9
Results on disposal of businesses	113	(374)	(23)
Remaining income (expense)	20	5	2

	134	(364)	(12)

In 2009, the result on disposal of properties mainly related to the sale of equipment in Fishkill, USA ($5 million) and the sale of land in Laguna, Philippines ($3 million).

In 2008, the result on disposal of properties included a gain of $8 million from the sale of buildings in Boeblingen Germany, a loss of $8 million related to the Crolles factory in France and various other sales of properties.

The result on disposal of businesses in 2008 includes a loss of $413 million related to the divestment of the major part of the former Mobile & Personal business segment.

The net cash proceeds from this transaction were $1,433 million and in addition, a 20% shareholding in ST-NXP Wireless J.V. was received with a fair value of $341 million, resulting in a total consideration of $1,774 million. In connection with these proceeds, net assets divested amounted to $1,976 million and liabilities of $211 million were recognized, finally resulting in a loss on this transaction of $413 million.

At year-end 2008, NXP had recorded a non-cash impairment charge of $249 million, as a result of the decline in fair value of the 20% shareholding in the ST-NXP Wireless J.V. (as it was named at that time), which was recorded under Results relating to equity-accounted investees. Reference is also made to note 9.

Furthermore, in 2008 gains on disposals of R/F Mems activities ($15 million) and part of software activities ($14 million), and a merger gain on NuTune ($12 million) were included in results on disposal of businesses.

The result on disposal of businesses in 2007 includes $119 million related to the divestment of the Cordless and VoIP Terminal operations.

The remaining income consists of various smaller items for all periods reported.

6. Restructuring charges

The most significant projects for restructuring in 2009

In 2009, the restructuring charges mainly related to the ongoing Redesign Program of NXP being:

•	the closure of the “ICN 6” part of the facility in Nijmegen;

•	effects of the transaction with Trident;

•	the Fit for Future Program.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

The most significant projects for restructuring in 2008

In 2008, the restructuring charges mainly related to the Redesign Program of NXP, resulting in the closure or sale of:

•	The “ICN5” part of the facility in Nijmegen, The Netherlands;

•	The “ICH” fab of the Hamburg facility, Germany;

•	The fab in Fishkill, in the USA;

•	The factory in Caen, France.

Furthermore, a reduction in support functions at the Corporate Center is part of the Redesign Program as a consequence of the downsizing of NXP.

The most significant projects for restructuring in 2007

In 2007, the charges mainly related to the exit of the Crolles2 Alliance in France and subsequent sale of its equipment, relocation of activities in the Philippines and Germany, the discontinuation of power amplifier and front-end-module production in the Philippines, the reorganization to improve further efficiency in the Netherlands and some smaller projects, primarily related to lay-offs.

In 2009, a charge of $112 million was recorded in income from operations resulting from new restructuring projects in 2009, (2008: $610 million; 2007: $222 million), offset by releases of restructuring liabilities of $92 million (2008: $16 million; 2007: $4 million).

Included are asset write-downs of $4 million in 2009 (2008: $36 million; 2007: $20 million). There were no inventory write-downs included in 2009 (2008: $36 million; 2007: nil).

In 2009, a charge of $100 million was related to employee termination costs in connection with the Redesign Program (2008: $443 million; 2007: $178 million). The remainder relates to various closure costs in (2008 $41 million—mainly Boeblingen of $27 million) and various other restructuring charges of $7 million (2008: $74 million; 2007: $24 million).

The components of restructuring charges recorded in 2009, 2008 and 2007 are as follows:

	2007	2008	2009
Personnel lay-off costs	178	449	101
Write-down of assets	20	36	4
Other restructuring costs	24	125	7
Release of excess provisions/accruals	(4)	(16)	(92)

Net restructuring charges	218	594	20

In addition, cash expensed restructuring costs amounting to $83 million were directly charged to income in 2009.

On aggregate, the net restructuring charges recorded in the income statement for 2009 amounted to $103 million (2008: $594 million; 2007: $218 million).

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

The restructuring liabilities recorded in the statement of operations are included in the following line items in the statement of operations:

	2007	2008	2009
Cost of sales	173	348	(46)
Selling expenses	15	19	11
General and administrative expenses	18	124	3
Research & development expenses	12	97	52
Other income and expenses	—	6	—

Net restructuring charges	218	594	20

The following tables present the changes in the position of restructuring liabilities in 2009 by segment:

	Balance January 1, 2009	Additions	Utilized	Released	Other changes(1)(2)	Balance December 31, 2009
HPMS	2	44	(4)	—	4	46
SP	—	7	(5)	—	3	5
Manufacturing Operations	276	22	(109)	(78)	33	144
Corporate and Other	208	20	(85)	(12)	(35)	96
Divested Wireless activities	1	—	(1)	—	—	—
Divested Home activities	11	19	(7)	(2)	1	22

	498	112	(211)	(92)	6	313

(1)	Other changes are primarily related to translation differences and reclassifications between segments
(2)	The provision for restructuring for the “ICH 5/8” facility in Nijmegen, amounting to $58 million at December 31, 2009, has been reclassified from Corporate and Other to Manufacturing Operations

The total restructuring liability as of December 31, 2009 of $313 million is classified in the balance sheet under provisions for $300 million and under accrued liabilities for $13 million.

The additions to the restructuring liabilities in 2009 amounting to $112 million by segment were as follows:

	Personnel costs	Write-down of assets	Other costs	Total
HPMS	44	—	—	44
SP	7	—	—	7
Manufacturing Operations	15	—	7	22
Corporate and Other	16	4	—	20
Divested Wireless activities	—	—	—	—
Divested Home activities	19	—	—	19

	101	4	7	112

Further to additions to the restructuring liability of $112 million, a cash expense of $83 million was also charged to income of 2009 for restructuring related charges.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

The details by segment were as follows:

HPMS	9
SP	2
Manufacturing Operations	13
Corporate and Other	57
Divested Home activities	2

83

These 2009 restructuring related charges of $83 million are included in the following line items in the statement of operations:

Cost of sales	41
Selling expenses	—
General and administrative expenses	33
Research & Development expenses	9

83

The following tables present the changes in the position of restructuring liabilities in 2008 by segment.

	Balance January 1, 2008	Additions	Utilized	Released	Other changes(1)	Balance December 31, 2008
HPMS	—	8	(5)	—	(1)	2
SP	1	9	(7)	—	(3)	—
Manufacturing Operations	98	364	(192)	(4)	10	276
Corporate and Other	3	180	(9)	(9)	43	208
Divested Wireless activities	1	19	(16)		(3)	1
Divested Home activities	9	30	(23)	(3)	(2)	11

	112	610	(252)	(16)	44	498

(1)	Other changes primarily related to translation differences

The total restructuring liability as of December 31, 2008 of $498 million is classified in the balance sheet under provisions for $420 million and under accrued liabilities for $78 million.

Additions in 2008 of $610 million are presented by segment as follows:

	Personnel costs	Write-down of assets	Other changes	Total
HPMS	5	—	3	8
SP	5	—	4	9
Manufacturing Operations	264	36	64	364
Corporate and Other	136		44	180
Divested Wireless activities	18		1	19
Divested Home activities	21	—	9	30

	449	36	125	610

The releases of surplus in 2009 and 2008 were primarily attributable to reduction in severance payments due to voluntary leavers and employees that were transferred to other positions in NXP, who were originally expected to be laid off.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

7. Financial income and expenses

	2007	2008	2009
Interest income	43	27	4
Interest expense	(495)	(502)	(363)

Total interest expense, net	(452)	(475)	(359)
Net gain on extinguishment of debt	—	—	1,020
Sale of securities	—	—	(4)
Foreign exchange rate results	300	(87)	39
Miscellaneous financing costs/income, net	(29)	(52)	(14)

Total other income and expense	271	(139)	1,041

Total	(181)	(614)	682

In 2009, net interest expense, of $359 million (2008: $475 million; 2007: $452 million) was mainly related to the interest expense on the EUR and USD notes. The lower interest expense in 2009 resulted from the bond exchanges and repurchase completed in April 2009 and July/August 2009 and lower interest rates applicable to the Floating Rate Notes.

Furthermore, a gain of $1,020 million, net of a write-down of $25 million related to the capitalized initial bond issuing costs, was recorded in connection with the various bond exchange and repurchase offers in 2009. Refer to note 27.

In 2009, the sale of the DSPG shares resulted in a loss of $4 million.

In 2009 foreign exchange results amounted to a gain of $39 million (2008: a loss of $87 million; 2007: a gain of $300 million) and are composed of the following exchange rate fluctuations:

•	related to the USD notes, a gain of $38 million (2008: a loss of $230 million; 2007: a gain of $419 million);

•	related to intercompany financing, a loss of $5 million (2008: a loss of $46 million; 2007: a loss of $29 million);

•	related to NXP’s foreign currency cash and cash equivalents, a loss of $2 million (2008: a gain of $163 million; 2007: a loss of $64 million);

•	related to foreign currency contracts, a gain of $2 million (2008: a gain of $25 million; 2007: a loss of $20 million);

•	related to remaining items, a gain of $6 million in 2009 (2008: a gain of $1 million; 2007: a loss of $6million).

Included in miscellaneous financing costs in 2009 is the amortization of capitalized fees (relating to the issuance of the EUR/USD notes) amounting to $14 million (2008: $14 million; 2007: $8 million). Furthermore, in 2008, miscellaneous financing costs included an impairment charge of $25 million (2007: $21 million) related to the DSPG shares, that were received in connection with the divestment of the Cordless and VoIP Terminals operations in 2007. Moreover, an impairment loss of $13 million was recorded in 2008 on the fair value of a put option that was received in connection with a partial sale of software activities.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

8. Income taxes

In 2009, NXP generated a loss before taxes of $218 million of which a profit of $81 million related to the Netherlands and a loss of $299 million related to foreign entities.

The components of income tax benefit (expense) are as follows:

	2007	2008	2009
Netherlands:
Current taxes	—	—	(18)
Deferred taxes	273	43	(58)

	273	43	(76)
Foreign:
Current taxes	(9)	(124)	(24)
Deferred taxes	132	35	83

	123	(89)	59

Income tax benefit (expense)	396	(46)	(17)

A reconciliation of the statutory income tax rate in the Netherlands as a percentage of income (loss) before taxes and the effective income tax rate is as follows:

	2007	2008	2009
Statutory income tax in the Netherlands	25.5	25.5	25.5
Rate differential local statutory rates versus statutory rates of the Netherlands	2.8	(3.3)	(1.1)
Changes in the valuation allowance:
utilization of previously reserved loss carryforwards	0.5	—
new loss carryforwards not expected to be realized	—	(15.0)	(19.5)
release and other changes	(0.9)	—	—
Prior year adjustments	4.9	(0.8)	6.9	(1)
Non-taxable income	5.9	(6.1)	0.5
Non-tax-deductible expenses	(4.4)	(0.2)	(13.7	)(2)
Other taxes and tax rate changes	1.5	—	(1.8)
Withholding taxes			(7.9)
Tax incentives and other	5.5	(1.5)	3.3

Effective tax rate	41.3%	(1.4)%	(7.8)%

(1)	The prior year adjustment recognized in 2009 is determined after offsetting a corresponding valuation allowance amounting to $76 million. These prior year adjustments result from tax filings and assessments in various jurisdictions.
(2)	We have included the FIN 48 addition in non-tax deductible expenses.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Deferred tax assets and liabilities

The principal components of deferred tax assets and liabilities are presented below:

	2008		2009
	Assets	Liabilities	Assets	Liabilities
Intangible assets	75	(451)	57	(399)
Property, plant and equipment	26	(39)	38	(18)
Inventories	5	(3)	9	—
Receivables	5	(3)	3	(7)
Other assets	5	(6)	4	(6)
Provisions:
—Pensions	33	(3)	47	(3)
—Restructuring	101	—	90	—
—Other	5	(6)	—	(16)
Long-term debt	28	(157)	24	(149)
Undistributed earnings of foreign subsidiaries	—	—	—	(23)
Other liabilities	17	—	14	(1)
Tax loss carryforwards (including tax credit carryforwards)	747	—	873	—

Total gross deferred tax assets (liabilities)	1,047	(668)	1,159	(622)

Net deferred tax position	379		537
Valuation allowances	(508)		(628)

Net deferred tax assets (liabilities)	(129)		(91)

NXP has significant net deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that may reduce taxable income in future periods. Valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. Our ability to realize our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction.

The following possible sources of taxable income have been considered when assessing the realization of our deferred tax assets:

•	Future reversals of existing taxable temporary differences;

•	Future taxable income exclusive of reversing temporary differences and carryforwards;

•	Taxable income in prior carryback years; and

•	Tax-planning strategies.

The increase in the total valuation allowance during 2007, 2008 and 2009 was $12 million, $496 million and $120 million respectively. These were mainly related to establishing valuation allowances against our net deferred tax assets in the Netherlands, Germany, France, Malaysia and USA.

At the moment that the Company’s operating performance improves on a sustained basis, our conclusion regarding the need for such valuation allowance could change.

After the recognition of the valuation allowance against deferred tax assets, a net deferred tax liability remains of $91 million at December 31, 2009 (2008: $129 million). This is caused by the fact that certain taxable temporary differences reverse outside the tax loss carry forward periods.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

At December 31, 2009, tax loss carryforwards of $2,816 million will expire as follows:

Total	2010	2011	2012	2013	2014	2015—2019	later	unlimited
2,816	—	—	—	11	27	1,872	102	804

NXP also has tax credit carryforwards of $69 million, which are available to offset future tax, if any, and which will expire as follows:

Total	2010	2011	2012	2013	2014	2015-2019	later	unlimited
69	—	—	—	—	—	16	—	53

The classification of the deferred tax assets and liabilities in NXP’s consolidated balance sheets is as follows:

	2008	2009
Deferred tax assets grouped under other current assets	27	67
Deferred tax assets grouped under other non-current assets	30	(1)
Deferred tax liabilities grouped under short-term provisions	—	(1)
Deferred tax liabilities grouped under long-term provisions	(186)	(156)

	(129)	(91)

The net income tax receivable (excluding the liability for unrecognized tax benefits) as of December 31, 2009 amounted to $14 million and includes amounts directly payable to or receivable from tax authorities.

As of December 31, 2008, the Company had unrecognized deferred income tax liability related to the undistributed earnings of foreign subsidiaries, which were considered to be indefinitely reinvested. However, as from 2009 the Company intends to repatriate these undistributed earnings of subsidiaries. Therefore, these undistributed earnings are no longer indefinitely reinvested in the overseas jurisdictions. Consequently, the Company has recognized a deferred income tax liability of $23 million for the additional taxes payable upon the future remittances of these earnings of foreign subsidiaries as of December 31, 2009.

Included in the balance of total unrecognized tax benefits at December 31, 2009, 2008 and 2007 are potential tax benefits of $59 million, $55 million and $38 million respectively, that if recognized, would affect the effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2007	2008	2009
Balance as of January 1,	19	38	55
Increase from tax positions taken during prior periods		14	5
Decreases from tax positions taken during prior periods		—	(1)
Increase from tax positions taken during current period	19	3	11
Decreases from tax positions taken during current period		—	—
Increase relating to settlements with the tax authorities		—	—
Decreases relating to settlements with the tax authorities		—	(11)
Reductions as a result of lapse of statute of limitations		—	—

Balance as of December 31,	38	55	59

Tax years that remain subject to examination by major tax jurisdictions (mainly related to the Netherlands, Germany, USA, China, Taiwan, Thailand and the Philippines) are 2006, 2007, 2008 and 2009.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

NXP classifies interest related to unrecognized tax benefits as financial expense and penalties as income tax expense. The total related interest recorded during the year 2009 amounted to $4 million (2008: $7 million; 2007: $3 million).

It is reasonably possible that the total amount of unrecognized tax benefits may significantly increase/decrease within the next 12 months of the reporting date due to, for example, completion of tax examinations; however, an estimate of the range of reasonably possible change amount cannot be made.

9. Investments equity-accounted investees

Results relating to equity-accounted investees

	2007	2008	2009
Company’s participation in income (loss)	(11)	(4)	—
Results on sale of shares	—	—	74
Investment impairment charges	(29)	(268)	—
Incidental results	—	4	—

	(40)	(268)	74

Company’s participation in income (loss)

	2007	2008	2009
ST-NXP Wireless	—	—	—
ASMC	(3)	2	1
Moversa	(5)	(3)	(2)
Others	(3)	(3)	1

	(11)	(4)	—

The Company’s share in income of equity accounted investees related to the various equity-accounted investees.

Results on sale of shares

In 2009, NXP sold its 20% shareholding in the ST-NXP Wireless joint venture at its carrying value, resulting in a release of translation differences, previously accounted for under shareholders equity, amounting to $72 million. Furthermore, Geotate shares were sold, resulting in a gain of $2 million.

Investment impairment charges

In 2008, NXP’s investment in the ST-NXP Wireless joint venture was tested for impairment. Effective February 2, 2009, STMicroelectronics exercised its option to buy NXP’s 20% ownership in the ST-NXP Wireless joint venture for an agreed purchase price of $92 million. As a result, a non-cash impairment loss of $249 million had to be recorded. In determining the impairment loss, the fair value of our investment was based on level 3 measures. The level 3 measure has been derived from the execution of STMicroelectronics’ call option on our investment.

Due to an other-than-temporary decline of the fair value of the shareholding in ASMC, NXP recorded impairment losses in 2008 and 2007 of $19 million and $29 million, respectively.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Investments in and loans to equity-accounted investees

The changes in 2009 are as follows:

	Loans	Investments	Total
Balance as of January 1	18	140	158
Changes:
Sales/repayments/deductions	(18)	(97)	(115)
Share in income (loss)	—	—	—
Translation and exchange rate differences	—	—	—

Balance as of December 31	—	43	43

Sales/repayments/deductions relate to sale of the 20% shareholding in the ST-NXP Wireless joint-venture ($92 million), a non-cash deduction due to the release of a contractual obligation for a capital contribution to Moversa ($5 million) and the repayment of a loan to T3G ($18 million).

The total carrying value of investments in equity-accounted investees is summarized as follows:

	As of December 31, 2008		As of December 31, 2009
	Shareholding %	Amount	Shareholding %	Amount
ST-NXP Wireless	20	92	—	—
ASMC	27	5	27	7
Moversa	50	7	50	—
ASEN	40	36	40	36
Others		18		—

		158		43

Investments in equity-accounted investees are included in the segment Corporate and Other.

10. Non-controlling interests

The share of non-controlling interests in the results of NXP amounted to a profit of $14 million in 2009 (2008: profit of $26 million; 2007: profit of $47 million).

As of December 31, 2009, non-controlling interests totaled $198 million (2008: $213 million).

Non-controlling interests predominantly relate to the shareholding in SSMC and NuTune.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

11. Securities

The changes during 2009 are as follows:

Balance as of January 1	33
Sales	(24)
Fair value adjustments	(6)
Translation differences	(3)

Balance as of December 31	—

DSPG shares acquired as part of the divestment of NXP’s Cordless and VoIP Terminals in 2007, were sold in the beginning of 2009 for an amount of $20 million, resulting in a transaction loss of $4 million. Refer to note 4.

12. Receivables

Accounts receivable are summarized as follows:

	2008	2009
Accounts receivable from third parties	460	459
Accounts receivable from equity-accounted investees	1	—
Less: allowance for doubtful accounts	(2)	(4)

	459	455

Income taxes receivable current portion totaling $26 million (2008: nil) are included under other receivables.

The changes in allowances for doubtful accounts are as follows:

	2007	2008	2009
Balance as of January 1,	4	3	2
Additions charged to income	—	—	6
Deductions from allowance(1)	(1)	(1)	(2)
Other movements(2)	—	—	(2)

Balance end of period	3	2	4

(1)	Write-offs for which an allowance was previously provided
(2)	Included the effect of translation differences and consolidation changes

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

13. Assets and liabilities held for sale

The following table presents the major classes of assets and liabilities as part of the Home business segment (digital television and set-top boxes) that will be sold to Trident Microsystems Inc. effective the closing date of the transaction, February 8, 2010 onwards. In the consolidated balance sheet as at December 31, 2009, these assets and liabilities have been reclassified and presented separately as assets held for sale and liabilities held for sale (refer to note 4).

2009
Accounts receivable	—
Inventories	42
Property, plant and equipment	11
Intangible assets including goodwill	149
Other assets	—
Impairment to fair value less cost to sell	(69)

Assets held for sale	133
Accounts payable	—
Provisions	—
Other liabilities	(2)

Liabilities held for sale	(2)

The assets held for sale are reported net of impairment charges of $69 million (refer to note 5). The fair value, less cost to sell these assets, was a level 2 measurement based on the quoted market prices of Trident’s publicly traded shares, as adjusted for costs associated with the sale of assets.

In addition to these assets held for sale, other assets were classified as held for sale for an amount of $11 million (net of a write-down of $5 million included in cost of sales), resulting in total assets held for sale of $144 million. This relates to real estate and other property that is held for sale following exits or planned exits as a result of the Redesign Program. Refer to note 5. The fair value of these assets classified as held for sale has been based on quoted broker values and is therefore a level 2 measurement.

14. Inventories

Inventories are summarized as follows:

	2008	2009
Raw materials and supplies	377	310
Work in process	107	142
Finished goods	146	90

	630	542

A portion of finished goods is stored at customer locations under consignment and amounted to $23 million as of December 31, 2009 (2008: $26 million).

The amounts recorded above are net of an allowance for obsolescence.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

The changes in the allowance for obsolescence are as follows:

	2007	2008	2009
Balance as of January 1	77	86	83
Additions charged to income	23	76	67
Deductions from allowance	(49)	(48)	(33)
Other movements(1)	35	(31)	(9)

Balance as of December 31	86	83	108

(1)	Included the effect of translation differences and consolidation changes

15. Other current assets

Other current assets as of December 31, 2009, consist of a current deferred tax asset of $67 million (2008: $27 million), derivative instrument assets of $2 million (2008: $37 million), the current portion of capitalized unamortized fees related to the issuance of notes of $9 million (2008: $11 million), prepayments related to Electronics Design Applications (EDA) contracts of $34 million and prepaid expenses of $160 million (2008: $125 million).

16. Other non-current financial assets

The changes during 2009 are as follows:

	Available for sale securities	Other	Total
Balance as of January 1	—	18	18
Changes:
Acquisitions/additions	—	18	18
Sales/repayments	—	(1)	(1)
Translation and exchange differences	—	—	—

Balance as of December 31	—	35	35

Acquisitions/additions include shares and options obtained in connection with the completion of the strategic alliance with Virage Logic Corporation ($15 million).

17. Other non-current assets

Other non-current assets as of December 31, 2009 include prepaid pension costs of $28 million (2008: $25 million), the non-current portion of deferred tax assets of ($1) million (2008: $30 million) and the non-current portion of capitalized unamortized fees related to the issuance of EUR/USD notes of $57 million (2008: $78 million).

The term of amortization of capitalized fees related to the issuance cost of notes is on average 5 years.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

18. Property, plant and equipment

Property, plant and equipment consisted of:

	Total	Land and buildings	Machinery and installations	Other equipment	Prepayments and construction in progress	No longer productively employed
Balance as of January 1, 2009:
Cost	3,594	873	2,377	282	54	8
Accumulated depreciation	(1,787)	(123)	(1,499)	(157)	—	(8)

Book value	1,807	750	878	125	54	—

Changes in book value:
Capital expenditures	96	—	—	—	96	—
Transfer assets put into use	—	6	126	7	(139)	—
Retirements and sales	(38)	(15)	(21)	(2)	—	—
Depreciation	(424)	(61)	(328)	(35)	—	—
Write-downs and impairments	(67)	(56)	(6)	(5)	—	—
Transfer to assets held for sale	(27)	(16)	(7)	(4)	—	—
Consolidation changes	(7)	—	(7)	—	—	—
Translation differences	21	11	9	1	—	—

Total changes	(446)	(131)	(234)	(38)	(43)	—

Balance as of December 31, 2009:
Cost	2,468	708	1,528	216	11	5
Accumulated depreciation	(1,107)	(89)	(884)	(129)	—	(5)

Book value	1,361	619	644	87	11	—

Land with a book value of $120 million (2008: $122 million) is not depreciated.

The expected service lives as of December 31, 2009 were as follows:

Buildings	from 9 to 50 years
Machinery and installations	from 2 to 7 years
Other equipment	from 3 to 6 years

There was no significant capitalized interest related to the construction in progress in the years reported.

19. Intangible assets excluding goodwill

The changes in 2009 were as follows:

	Total	Other Intangible Assets	Software
Balance as of January 1, 2009:
Cost	3,674	3,547	127
Accumulated amortization	(1,290)	(1,221)	(69)

Book value	2,384	2,326	58

Changes in book value:
Acquisitions/additions	8	—	8
Divestments	—
Amortization	(348)	(322)	(26)
Transfer to assets held for sale	(79)	(79)	—

Consolidation changes	(1)	(1)	—
Translation differences and other	42	41	1

Total changes	(378)	(361)	(17)

Balance as of December 31, 2009:
Cost	3,387	3,258	129
Accumulated amortization	(1,381)	(1,293)	(88)

Book value	2,006	1,965	41

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Other intangible assets in 2009 consist of:

	January 1, 2009		December 31, 2009
	Gross	Accumulated amortization	Gross	Accumulated amortization
Marketing-related	110	(65)	84	(58)
Customer-related	576	(168)	500	(138)
Technology-based	2,861	(988)	2,674	(1,097)

	3,547	(1,221)	3,258	(1,293)

The estimated amortization expense for these other intangible assets for each of the five succeeding years is:

2010	305
2011	301
2012	292
2013	266
2014	179

All intangible assets, excluding goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of other intangibles is 4 years as of December 31, 2009.

The estimated amortization expense for software as of December 31, 2009 for each of the five succeeding years is:

2010	20
2011	15
2012	6
2013	—
2014	—

The expected weighted average remaining lifetime of software is 2 years as of December 31, 2009.

20. Goodwill

The changes in goodwill in 2008 and 2009 were as follows:

	2008	2009
Balances as of January 1,	3,716	2,661

Changes in book value:
Adjustments	—	(31)
Additions	29	—
Acquisitions	68	—
Divestments	(660)	(4)
Impairment charges	(430)	—
Transfer to assets held for sale	—	(72)
Translation differences	(62)	67

Total changes	(1,055)	(40)

Balances as of December 31,	2,661	2,621

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

As a result of various additional settlements related to acquisitions from previous years, goodwill originally assigned from these acquisitions was adjusted in 2009 and is reflected under “adjustments”.

Acquisition in 2008 related to the following acquisitions:

•	Broadband Media Processing business of Conexant Systems, Inc. for an amount of $32 million.

•	GloNav Inc. for an amount of $20 million.

•	NuTune for an amount of $16 million.

As a result of the sale of the major part of the former “Mobile & Personal” business in 2008, the related goodwill was removed under divestments.

As a result of the yearly impairment test, the Company recorded an impairment charge in 2008 of $430 million.

Additions in 2008 consist of a tax benefit of $29 million resulting from the difference in tax base of goodwill in fiscal value against economic value.

Refer to note 4 for acquisitions and divestments. Refer to Information by segment and main country on page F-31 for a specification of goodwill by segment.

21. Accrued liabilities

Accrued liabilities are summarized as follows:

	2008	2009
Personnel-related costs:
—Salaries and wages	128	175
—Accrued vacation entitlements	60	47
—Other personnel-related costs	42	20
Utilities, rent and other	21	24
Income tax payable	38	12
Communication & IT costs	51	78
Distribution costs	10	10
Sales-related costs	28	33
Purchase-related costs	53	36
Interest accruals	105	68
Derivative instruments – liabilities (refer to note 35)	55	9
Liabilities for restructuring costs (refer to note 6)	78	13
Liabilities from contractual obligations	24	18
Accrual for deferred income from divestments	139	92
Other accrued liabilities	109	67

	941	702

The accrual for deferred income from divestments in connection with the sale of the major part of the former Mobile & Personal business in 2008 amounted to $65 million (2008: $101 million).

Refer to note 8 for a specification of income tax payable.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

22. Provisions

Provisions are summarized as follows:

	2008		2009
	Long - term	Short - term	Long - term	Short - term
Pensions for defined-benefit plans (refer to note 23)	131	5	140	7
Other postretirement benefits (refer to note 24)	15	—	9	—
Postemployment benefits and obligatory severance payments (refer to note 6)	322	98	43	257
Deferred tax liabilities (refer to note 8)	186	—	156	1
Liability for unrecognized tax benefits (refer to note 8)	55	—	59	—
Product warranty	8	1	9	—
Loss contingencies	1	—	—	—
Other provisions	51	12	44	4

Total	769	116	460	269

The changes in total provisions excluding deferred tax liabilities and liabilities for uncertain tax positions liabilities are as follows:

	2007	2008	2009
Beginning balance	224	233	644
Changes:
Additions	35	445	109
Utilizations	(41)	(35)	(167)
Releases	—	(19)	(76)
Translation differences	15	21	3
Changes in consolidation	—	(1)	—

Ending balance	233	644	513

Postemployment benefits and obligatory severance payments

The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.

The provision for severance payments covers NXP’s commitment to pay employees a lump sum upon the employee’s dismissal or resignation. In the event that a former employee has passed away, in certain circumstances NXP pays a lump sum to the deceased employee’s relatives.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Product warranty

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by NXP with respect to products sold. The changes in the provision for product warranty are as follows:

	2007	2008	2009
Beginning balance	8	6	9
Changes:
Additions	—	5	—
Utilizations	(3)	—	—
Releases	—	(1)	—
Translation differences	1	(1)	—
Changes in consolidation	—	—	—

Ending balance	6	9	9

Loss contingencies (environmental remediation and product liability)

This provision includes expected losses recorded with respect to environmental remediation and product liability obligations which are deemed probable and reasonably estimatable. The changes in this provision are as follows:

	2007	2008	2009
Beginning balance	4	1	1
Changes:
Additions	—	—	—
Utilizations	—	—	(1)
Releases	(3)	—	—
Translation differences	—	—	—

Ending balance	1	1	—

NXP has not incurred material environmental remediation obligations.

Other provisions

Other provisions include provisions for employee jubilee funds totaling $28 million as of December 31, 2009 (2008: $33 million).

23. Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. These are defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The benefits provided by defined-benefit plans are based on employees’ years of service and compensation levels. Contributions are made by NXP, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants.

These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs. NXP funds certain defined-benefit pension plans as claims are incurred.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

The amount included in the statement of operations for the year 2009 was $79 million (2008: $127 million; 2007: $46 million) of which $58 million (2008: $111 million) represents defined-contribution plans and similar plans.

The total cost of defined-benefit plans amounted to $21 million in 2009 (2008: $16 million; 2007: income $3 million) consisting of $25 million ongoing cost (2008: $24 million) and a profit of $4 million, following from special events resulting from redesign, curtailments and settlements.

NXP currently expects contributions to pension plans, which are estimated to amount to $98 million in 2010, consisting of $4 million employer contributions to defined-benefit pension plans, $86 million employer contributions to defined-contribution pension plans and multi-employer plans, and $8 million expected cash outflows in relation to unfunded pension plans.

The expected cash outflows in 2010 and subsequent years are uncertain and may change substantially as a consequence of statutory funding requirements as well as changes in actual versus currently assumed discount rates, estimations of compensation increases and returns on pension plan assets.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

The table below provides a summary of the changes in the pension benefit obligations and defined-benefit pension plan assets for 2009 and 2008, with respect to NXP’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2008	2009
Projected benefit obligation
Projected benefit obligation at beginning of year	407	327
Additions	6	—
Service cost	20	15
Interest cost	19	15
Actuarial (gains) and losses	4	(8)
Curtailments and settlements	(94)	(5)
Plan amendments	—	—
Employee contributions	1	—
Benefits paid	(27)	(22)
Exchange rate differences	(9)	9

Projected benefit obligation at end of year	327	331

Plan assets
Fair value of plan assets at beginning of year	226	137
Additions	3	—
Actual return on plan assets	(2)	11
Employer contributions	39	23
Employee contributions	1	—
Curtailments and settlements	(102)	(1)
Benefits paid	(27)	(22)
Exchange rate differences	(1)	4

Fair value of plan assets at end of year	137	152

Funded status	(190)	(179)
Unrecognized net transition obligation	—	—
Unrecognized prior service cost	—	—
Unrecognized net loss	—	—

Net balance	(190)	(179)

Classification of the net balance is as follows
—Prepaid pension cost under other non-current assets	25	28
—Accrued pension cost under other non-current liabilities	(79)	(60)
—Provisions for pensions under provisions	(136)	(147)

Total	(190)	(179)

Amounts recognized in accumulated other comprehensive income (before tax)
AOCI at beginning of year	(73)	(32)
—Net actuarial loss (gain)	37	(11)
—Prior service cost (credit)	3	—
—Exchange rate differences	1	(1)

AOCI at end of year	(32)	(44)

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

The weighted average assumptions used to calculate the projected benefit obligations were as follows:

	2008	2009
Discount rate	4.6%	4.8%
Rate of compensation increase	3.1%	3.0%

The weighted average assumptions used to calculate the net periodic pension cost were as follows:

	2007	2008	2009
Discount rate	4.4%	5.0%	4.6%
Expected returns on plan assets	5.3%	4.7%	4.3%
Rate of compensation increase	3.1%	3.8%	3.1%

For NXP’s major plans, the discount rate used is based on high quality corporate bonds (iBoxx Corporate Euro AA 10+).

Plans in countries without a deep corporate bond market use a discount rate based on the local sovereign rate and the plans maturity (Bloomberg Government Bond Yields).

Expected returns per asset class are based on the assumption that asset valuations tend to return to their respective long-term equilibria. The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the fund’s strategic asset allocation.

The components of net periodic pension costs were as follows:

	2007	2008	2009
Service cost	73	20	15
Interest cost on the projected benefit obligation	49	19	15
Expected return on plan assets	(43)	(9)	(6)
Net amortization of unrecognized net assets/liabilities	—	—	—
Net actuarial loss recognized	—	(6)	(2)
Curtailments & settlements	(82)	(11)	(4)
Other	—	3	3

Net periodic cost	(3)	16	21

NXP expects to make cash contributions other than benefit payments in relation to defined-benefit plans amounting to $4 million in 2010.

A sensitivity analysis shows that if the discount rate increases by 1% from the level of December 31, 2009, with all other variables held constant, the net periodic pension cost would increase by $2 million. If the discount rate decreases by 1% from the level of December 31, 2009, with all other variables held constant, the net periodic pension cost would decrease by $2 million.

The estimated net actuarial loss (gain) and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2010) are $1 million and nil, respectively.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Estimated future pension benefit payments

The following benefit payments are expected to be made (including those for funded plans):

2010	13
2011	13
2012	18
2013	15
2014	14

Years 2015-2019	82

	2008	2009
Accumulated benefit obligation for all Company-dedicated benefit pension plans	275	288

Plan assets

The actual and targeted pension plan asset allocation at December 31, 2008 and 2009 is as follows:

	2008	2009
Asset category:
Equity securities	9%	13%
Debt securities	60%	60%
Insurance contracts	12%	13%
Other	19%	14%

	100%	100%

The investment objectives for the pension plan assets are designed to generate returns that, along with the future contributions, will enable the pension plans to meet their future obligations. From total assets of $152 million, the German and Swiss pension fund represent $124 million. From this $124 million 19% is categorized as a Level 1 measurement, 80% as a Level 2 measurement and 1% as a Level 3 measurement. From the remaining assets of $28 million an amount of $20 million relates to assets held by insurance companies.

Introduction SFAS No. 158

In September 2006, SFAS No. 158 was issued, which is now codified in FASB ASC Topic 715. NXP has adopted FAS 158 as of the end of 2007. This statement requires an employer to recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation in the balance sheet. The offset of recognized funded status is recorded in accumulated other comprehensive income (within stockholder’s equity).

The incremental effect of applying FASB Statement No. 158 on Accumulated other comprehensive income as of December 31, 2007, amounted to a decrease of $51 million.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

24. Postretirement benefits other than pensions

In addition to providing pension benefits, NXP provides other postretirement benefits, primarily retiree healthcare benefits in the USA. NXP funds these other postretirement benefit plans as claims are incurred.

The amounts included in the consolidated statements of operations for 2009 are an expense of $1 million (2008: $3 million; 2007: $1 million).

The table below provides a summary of changes in the post-retirement plan benefit obligations for 2009 and 2008, with respect to NXP’s dedicated plans, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

	2008	2009
Accumulated postretirement benefit obligation
Projected benefit obligation at beginning of year	14	15
Additions	1	—
Service cost	1	—
Interest cost	1	1
Actuarial (gains) and losses	(1)	—
Plan amendments	—	—
Curtailments and settlements	(1)	(7)
Benefits paid	—	—
Exchange rate differences	—	—

Accumulated postretirement benefit obligation at end of year	15	9

Plan assets
Fair value of plan assets at beginning of year	—	—
Additions	—	—
Actual return on plan assets	—	—
Employer contributions	—	—
Benefits paid	—	—
Exchange rate differences	—	—

Fair value of plan assets at end of year	—	—

Funded status	(15)	(9)
Unrecognized net transition obligation	—	—
Unrecognized prior service cost	—	—
Unrecognized net loss	—	—

Net balance	(15)	(9)

Classification of the net balances is as follows:
—Non-current provisions	(15)	(9)
—Current provisions	—	—

Total	(15)	(9)

Amounts recognized in accumulated other comprehensive income (before tax):
AOCI at beginning of year	13	10
—Net actuarial loss (gain)	(1)	—
—Prior service cost (credit)	(2)	(7)

AOCI at end of year	10	3

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

The weighted average assumptions used to calculate the projected post-retirement plan benefit obligations were as follows:

	2008	2009
Discount rate	6.2%	5.5%

The weighted average assumptions used to calculate the net periodic post-retirement plan costs were as follows:

	2007	2008	2009
Discount rate	6.1%	6.2%	6.2%

The components of net periodic post-retirement plan costs were as follows:

	2007	2008	2009
Service cost	—	1	—
Interest cost on the accumulated postretirement benefit obligation	—	1	1
Expected return on plan assets	—	—	—
Net amortization of unrecognized net assets/liabilities	—	—	—
Net actuarial loss recognized	—	—	—
Amortization of unrecognized prior service cost	—	1	1
Curtailment & settlement	—	—	(1)
Other	1	—	—

Net periodic cost	1	3	1

Assumed healthcare cost trend rates were as follows:

	2008	2009
Healthcare cost trend rate assumed for next year	10%	9%
Rate that the cost trend rate will gradually reach	5%	5%
Year of reaching the rate at which it is assumed to remain	2012	2018

Assumed health cost trend rates can have an effect on the amounts reported for the healthcare plans. A one-percentage-point increase or decrease in assumed healthcare cost trend rates would have practically no effect on any component of this year’s cost.

The estimated net actuarial loss (gain) and prior service cost for the post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year (2010) are nil and $1 million, respectively.

Estimated future pension benefit payments

The following benefit payments are expected to be made:

2010	—
2011	—
2012	—
2013	1
2014	1
Years 2015-2019	4

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

25. Other current liabilities

Other current liabilities are summarized as follows:

	2008	2009
Other taxes including social security premiums	50	26
Amounts payable under pension plans	54	33
Other short-term liabilities	16	29

Total	120	88

26. Short-term debt

	2008	2009
Short-term bank borrowings	402	610
Other short-term loans	1	—
Current portion of long-term debt	—	—

Total	403	610

As at the end of December 2009 and 2008 short-term bank borrowings mainly consisted of the revolving credit facility. Refer to note 27.

During 2009 the weighted average interest rate was 3.5% (2008: 5.0%).

27. Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding 2009	Due in 2010	Due after 2010	Due after 2014	Average remaining term (in years)	Amount outstanding December 31, 2008
Euro notes	3.5%— 10%	5.0%	1,666	—	1,666	427	4.3	2,144
USD notes	3.0%— 10%	6.5%	3,000	—	3,000	788	4.6	3,811
Liabilities arising from capital lease transactions	1.0%—14.8%	6.7%	4	—	4	1	3.8	5
Other long-term debt	0.9%—1.5%	1.2%	3	—	3	2	4.4	4

		6.0%	4,673	—	4,673	1,218	4.5	5,964
Corresponding data previous year		8.3%	5,964	—	5,964	3,018	5.6

The following amounts of long-term debt at book value as of December 31, 2009 are due in the next 5 years:

2010	—
2011	1
2012	1
2013	2,607	(*)
2014	846
Due after 5 years	1,218

	4,673

Corresponding amount previous year	5,964

(*)	the expected cash outflow in 2013 is $2,677 million

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Related to the Acquisition, NXP B.V. issued on October 12, 2006 several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. Several series are denominated in US dollar and several series are euro denominated. The euro and US dollar notes represent 36% and 64% respectively of the total principal amount of the notes outstanding. The series with tenors of 7 and 8 years are secured as described hereafter the two series with a tenor of 9 years are unsecured. On June 19, 2007, NXP concluded an exchange offer for these notes in which investors could exchange their existing notes for identical notes registered under the U.S. Securities Act.

Debt exchange and repurchase

Since the beginning of 2009, the total long-term debt has been reduced from $5,964 million to $4,673 million at the end of the year.

The long-term debt level was reduced in 2009 mainly by $1,331 million related to the several private and open market transactions detailed below. These transactions were executed during the second and third quarter of the year.

In the second quarter of 2009 we reduced our overall debt level by $517 million through a private offer to exchange existing unsecured and secured notes for new U.S. dollar and Euro-denominated super priority notes. This transaction resulted in a reduction of $595 million of our outstanding long-term existing debt offset by the issuance of new super priority notes of $78 million at par value and a write off of debt issuance cost of $10 million. New debt issuance costs of $12 million were capitalized in conjunction with the issuance of the new super priority notes.

We recognized a net gain on this transaction of $507 million. The super priority notes issued are recorded in the balance sheet at a $50 million discount, which is subject to accretion to par value over the term of these notes using the effective interest method. The super priority notes are initially measured at fair value based upon the public trading prices of the existing notes exchanged immediately prior to the launch of the debt exchange (level 2 measurement).

In the third quarter of 2009, our overall debt level further reduced by $814 million. This is the result of our offer to purchase unsecured and secured notes for cash, a privately negotiated transaction to purchase secured notes for cash, and a privately negotiated transaction in which a purchase of secured notes for cash is combined with a purchase of unsecured notes against issuance of new super priority notes. This transaction included a reduction of $916 million of our outstanding long-term existing debt offset by the issuance of new super priority notes of $102 million at par value, a cash expense of $286 million and a write off of debt issuance cost of $15 million. New debt issuance costs of $3 million were capitalized in conjunction with the issuance of the new super priority notes. On these transactions we recognized a net gain of $513 million. The super priority notes issued are recorded in the balance sheet at a $29 million discount, which is subject to accretion to par value over the term of these notes using the effective interest method. The super priority notes are initially measured at fair value based upon the public trading prices of the existing notes exchanged immediately prior to the launch of the debt exchange (level 2 measurement).

NXP may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Other effects on the total long-term debt position relate to the translation of EUR notes outstanding.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Euro notes

The Euro notes outstanding as of the end of December 2009 consist of the following three series:

•

a €843 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month EURIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007, was 6.214%; and

•	a €297 million aggregate principal amount of 8.625% senior notes due 2015; and

•	a €29 million aggregate principal amount of 10% super priority notes due 2013.

USD notes

The USD notes outstanding as of the end of December 2009 consist of the following four series:

•

a $1,201 million aggregate principal amount of floating rate senior secured notes due 2013 with an interest rate of three-month LIBOR plus 2.75%, except that the interest rate for the period beginning on the date these notes were offered, October 12, 2006 through January 14, 2007, was 8.118%; and

•	a $845 million aggregate principal amount of 7.875% senior secured notes due 2014; and

•	a $788 million aggregate principal amount of 9.5% senior notes due 2015; and

•	a $221 million aggregate principal amount of 10% super priority notes due 2013.

Certain terms and covenants of the euro and dollar notes

NXP is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The indentures governing the notes contain covenants that, among other things, limit NXP B.V.’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt as of December 31, 2009 in the principal amount of $4,123 million (2008: $4,373 million) have been secured by collateral on substantially all of NXP B.V.’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of NXP B.V.’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the $720 million (denominated €500 million) committed revolving credit facility, NXP B.V. and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)	all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)	all present and future intercompany debt of NXP B.V. and each Guarantor;

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

(c)	all of the present and future property and assets, real and personal, of NXP B.V, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)	all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and

•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•

if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

•

if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•

if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by NXP B.V. or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then NXP B.V. or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

Credit facilities

At December 31, 2009, NXP B.V. had a senior secured revolving credit facility of $720 million (denominated: €500 million) (2008: $703 million) entered into as from September 29, 2006, in order to finance the working capital requirements and general corporate purposes of which $120 million (2008: $298 million) was unused. This committed revolving credit facility has a tenor of 5 years and expires in 2012.

Although the revolving credit facility expires in 2012, NXP has the flexibility of drawing and repaying under this facility and therefore the amount drawn is classified under short-term debt.

All of the Guarantors of the secured notes described above are also guarantor of NXP B.V.’s obligations under this committed revolving credit facility and similar security (on a first priority basis) as granted under the secured notes has been granted for the benefit of the lenders under this facility.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

28. Other non-current liabilities

Other non-current liabilities are summarized as follows:

	2008	2009
Accrued pension costs	79	60
Asset retirement obligations	12	12
Liabilities related to EDA contracts	—	34
Other	16	53

	107	159

29. Contractual obligations

For an explanation of long-term debt and other long-term liabilities, see note 27 and 28.

Property, plant and equipment includes $4 million as of December 31, 2009 (2008: $5 million) for capital leases and other beneficial rights of use, such as building rights and hire purchase agreements. The financial obligations arising from these contractual agreements are reflected in long-term debt.

Operating leases

Long-term operating lease commitments totaled $195 million as of December 31, 2009 (2008: $240 million). The long-term operating leases are mainly related to the rental of buildings. These leases expire at various dates during the next 30 years.

Operating lease payments for 2009 totaled $37 million (2008: $37 million; 2007: $25 million).

The future payments that fall due in connection with these obligations are as follows:

2010	33
2011	29
2012	28
2013	26
2014	25
Later	54

Total	195

30. Contingent liabilities

Guarantees

At the end of 2009 there were no material guarantees recognized by the Company.

Capital contributions

NXP has a contractual agreement to contribute $18 million in its ASEN venture if our venture partner also contributes its contractually agreed amounts; the contribution, which we expect may occur in 2010.

Other commitments

NXP has made certain commitments to SSMC, whereby NXP is obligated to make cash payments to SSMC should it fail to purchase an agreed-upon percentage of the total available capacity at SSMC”s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity. In the periods

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

presented in these financial statements no such payments were made. Furthermore, other commitments exist with respect to long-term obligations for a joint development contract with Catena Holding BV of $9 million.

Environmental remediation

NXP accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable.

At the end of 2009 the Company has not incurred material environmental remediation obligations.

Litigation

NXP and certain of its businesses are involved as plaintiffs or defendants in litigation relating to such matters as commercial transactions, intellectual property rights and product liability. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is the opinion of NXP’s management that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on NXP’s consolidated financial position, but may be material to the consolidated statement of operations of NXP for a particular period.

On January 7, 2009, the European Commission issued a release in which it confirms it will start investigations in the smart card chip sector. The European Commission has reason to believe that the companies concerned may have violated European Union competition rules prohibiting certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As one of the companies active in the smart card chip sector, NXP is subject to a number of these ongoing investigations and is assisting the regulatory authorities in these investigations. The investigations are in their initial stages and it is currently impossible to reliably estimate the outcome of the investigations.

31. Stockholder’s equity

On February 29, 2008, the share capital of the Company was changed through a multi-step amendment of the Articles of Association of the Company. As a result, the nominal value of the common shares of stock was decreased from €1 to €0.01, and all preference stock in the Company’s stock capital were converted into shares of common stock. The Company has amended its Articles of Association on August 2, 2010 in order to effect a 1-for-20 reverse stock split of its shares of common stock. The exercise price and the number of shares of common stock issuable under the Company’s share-based compensation plans were proportionately adjusted to reflect the reverse stock split. Basic and diluted weighted average shares outstanding and earnings per share have been calculated to reflect the reverse stock split in all periods presented. The final result is that the stock capital of the Company as of June 30, 2010 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock, of which there are 215,251,500 issued shares of common stock, and 645,754,500 authorized but unissued shares of preferred stock. The shares of common stock are owned by KASLION Holding B.V. (79.88%), Philips (19.84%) and Stichting Management Co-Investment NXP (0.28%). The ultimate owners of KASLION Holding B.V. are the Private Equity Consortium.

The Company has issued and paid up 215,251,500 ordinary shares of common stock at a par value of €0.20 each or a nominal stock capital of €43 million.

The Company has granted stock options and equity rights to employees of NXP B.V. and its subsidiaries to receive the Company shares or depository receipts in future (refer to note 33).

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

32. Related-party transactions

The Company entered into related-party transactions with:

1.	Philips, which was NXP B.V.’s parent before its current existence and continues to hold an indirect 19.9% beneficial interest.

2.	Various related parties in which NXP typically holds a 50% or less equity interest and has significant influence (refer to note 9). The transactions in these related parties are generally conducted with terms comparable to transactions with third parties.

3.	In 2008, NXP established a joint venture with STMicroelectronics, at that time named ST-NXP Wireless, and then sold in February 2009. As of February, 2009, this (former) joint venture is no longer a related-party.

Through the purchase of component products, namely semiconductor products for the consumer electronics sector, NXP and Philips will have a continuing relationship for the foreseeable future.

The following table presents the amounts related to revenues and expenses incurred in transactions with these related parties:

	2007	2008	2009
Sales	77	112	25
Purchase of goods and services	241	328	98

The following table presents the amounts related to accounts receivable and payable balances with these related parties:

	2008	2009
Receivables	18	7
Payables	73	30

Since December 2006, selected members of our management purchased approximately 11 million depository receipts issued by the Stichting Management Co-Investment NXP, each of these receipts representing an economic interest in a common share of the Company. These depository receipts have been purchased at a price estimated to be their fair market value and, in the aggregate, represent a beneficial interest in the Company of 0.25%.

33. Share-based compensation

Share-based compensation plans were introduced in 2007. Under these plans management and certain other executives acquire the right to purchase depository receipts of our shares of common stock upon exercise and payment of the exercise price, after these rights have vested and only upon a sale of shares by the Private Equity Consortium or upon a change of control (in particular, the Private Equity Consortium no longer jointly holding 30% of our common stock). The exercise prices of stock options granted in 2007 and 2008 range from €20.00 to €50.00.

Also starting 2007, the Company granted equity rights, referred to as restricted stock units, to certain non-executive employees of NXP containing the right to acquire our shares of common stock for no consideration after the rights have vested and upon a change of control (in particular, the Private Equity Consortium no longer jointly holding 30% of our common stock). The purpose of these share-based compensation plans is to align the interests of management and other employees with those of the shareholders by providing additional incentives to improve NXP’s medium and long term performance by offering the participants to share in the success of NXP. In years subsequent to the initial grant in 2007, additional stock options and equity rights were granted to existing participants in the share-based payments plans and to new participants entering the plans.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

In May 2009, the Company executed a stock option exchange program for stock options granted in 2007 and 2008, and which were estimated to be deeply out of the money. Under this stock option exchange program, stock options with new exercise prices, different volumes and – in certain cases – revised vesting schedules, were granted to eligible individuals, in exchange for their owned stock options. By accepting the new stock options all stock options (vested and unvested) owned by the eligible individuals were cancelled.

The number of employees eligible for and affected by the stock option exchange program was approximately 120. As of May, 2009, stock options have been granted to eligible individuals under the revised stock options program. The exercise prices of these stock options ranged from €2.00 to €40.00.

No modifications occurred with respect to the equity rights of the non-executive employees.

The fair value of share-based payments is required to be based upon an option valuation model. Since neither the Company stock options nor its shares of common stock are traded on any exchange and exercise is dependent upon a sale of shares by the Private Equity Consortium or upon a change of control of the Company (in particular, the Private Equity Consortium no longer jointly holding 30% of our common stock), employees can receive no value nor derive any benefit from holding these stock options or rights without the fulfillment of these conditions for exercise. The Company has concluded that, for purposes of calculating the compensation charges related to the stock option and equity rights grants, the fair value of the share-based payments can best be estimated by the use of a binomial option-pricing model because such models take into account the various conditions and subjective assumptions that determine the estimated value. The option-pricing model for this purpose was an asset lattice using the Cox-Ross-Rubinstein methodology to model the potential paths of the assets and business enterprise value of the Company.

The assumptions used are:

•

Expected life of the stock options and equity rights is calculated as the difference between the grant dates and an exercise triggering event not before the end of 2011; which resulted in expected lives of 4.25 and 3.25 years for options and rights granted in respectively 2007 and 2008. For the stock options granted in 2009 an expected life of 3 years has been assumed;

•	Risk-free interest rate is 4.1% for 2007 awards, 3.8% for 2008 awards and 1.6% for 2009 awards;

•

Expected asset volatility is approximately 38% in 2009 and approximately 27% for 2007 and 2008. The calculation is based on the average volatility of comparable companies over an equivalent period from valuation date to exit date;

•	Dividend pay-out ratio of nil;

•	Lack of marketability discount is 35% for 2007 awards, 26% for 2008 awards and 28% for 2009 awards; and

•

The Business Economic Value of NXP based on projected discounted cash flows as derived from NXP’s business plan for the next 3 years, extrapolated until 2020 and using terminal growth rates from 3-4%. The discount factor was based on a weighted average cost of capital of approximately 14%.

Because the stock options and equity rights are not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the stock options and equity rights is an estimate based on the time period private equity on average takes to liquidate its investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period to the period from valuation date to exit date.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

The vesting date of most of the equity rights granted in 2007 is April 1, 2010. The options vest gradually in 4 equal annual portions until October 1, 2010. The first portion of the 2007 grant 25% vested on October 1, 2007, which was also the grant date. The vesting date of the stock options granted in 2008 is in 2012, 4 years after the date of grant. Also these stock options vest gradually over 4 years. For the new stock options granted in 2009 also a 4-year graded vesting period applies. For the stock options that were granted in exchange for the cancelled stock options of 2007 and 2008 a vesting period applies that is depending on specific arrangements made with the participants. Some kept their original vesting schemes, while others were granted a vesting scheme of 50% or 25% of the original vesting scheme.

The assumptions were used for these calculations only and do not represent an indication of management’s expectations of future developments. Changes in the assumptions can materially affect the fair value estimate.

With regard to the modified stock options the unrecognized portion of the compensation costs of the cancelled stock options continues to be recognized over their remaining requisite vesting period. For the replacement stock options the incremental compensation costs are determined as the difference between the fair value of the cancelled stock options immediately before the grant date of the replacement stock options and the fair value of these replacement stock options at the grant date. This compensation cost will be recognized in accordance with the vesting schedules.

A charge of $28 million was recorded in 2009 (2008: $35 million, 2007: $28 million) for share-based compensation, of which $2 million related to incremental compensation costs for the modified stock option scheme (2008 and 2007: nil).

The following table summarizes the information about outstanding the Company stock options and changes during 2009.

Stock options

	2009
	Stock options	Weighted average exercise price in EUR
Outstanding at January 1	32,680,807	32.20
Cancelled	(20,453,685)	32.40
Granted as replacement for cancelled option	7,465,889	21.80
Newly granted options	6,509,304	20.00
Exercised	—	—
Forfeited	(7,235,162)	33.00

Outstanding at December 31	18,967,153	23.60
Weighted average grant-date fair value in € of options granted during:
2007		2.20
2008		1.60
2009		1.80

The number of vested stock options at December 31, 2009, was 7,864,583 with a weighted average exercise price of €27.20

At December 31, 2009, there was a total of $28 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.4 years.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

A summary of the status of NXP’s equity rights granted in 2009 and changes during these years is presented below. All equity rights have an exercise price of nil euros.

Equity rights

	2009
	Shares	Weighted average grant date fair value in EUR
Outstanding at January 1	733,943	8.40
Granted	5,539	5.20
Exercised	—	—
Forfeited	(136,200)	9.00

Outstanding at December 31	603,282	8.40

The weighted average grant date fair value of equity rights granted in 2008 and 2007 was respectively €5.20 and €13.00. The number of vested equity rights at December 31, 2009 was nil.

At December 31, 2009, there was a total of less than $1 million of unrecognized compensation cost related to non-vested equity rights. This cost is expected to be recognized over a weighted-average period of 2.1 years.

The valuation of the underlying shares for the 2009 grant was performed by the Company as per September 30, 2009. The resulting outcome of this valuation served as the basis for the valuation of the equity instruments by an unrelated valuation specialist for all instruments granted in 2009.

Management’s retrospective valuation of the stock was based on the latest three-year business plan that became available during the fourth quarter of 2009. Since the business plan is only prepared once a year, this valuation of the underlying shares was also utilized to determine the value of the equity instruments granted in 2009 of which the majority was granted in the second quarter of 2009 as part of the stock option exchange program.

During the 12-month period ending December 31, 2009, the Company granted stock options and equity rights as follows:

Grants made in 2009	Number of instruments granted	Weighted average exercise price in Euro	Weighted average fair value per share in Euro*	Weighted average intrinsic value per share in Euro
First quarter	0	N/A	N/A	N/A
Second quarter (stock options)	13,130,332	21.00	5.20	N/A
Third quarter (stock options)	676,958	21.60	5.20	N/A
Third quarter (equity rights)	2,350	N/A	5.20	5.20
Fourth quarter (stock options)	167,904	21.86	5.20	N/A

*	The weighted average fair value per share includes a marketability discount of 28%.

None of the stock options and equity rights are currently exercisable. None of the stock options and equity rights will expire as a result of exceeding the maximum contractual term because such maximum term is not applicable to these instruments.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

34. Assets received in lieu of cash from the sale of businesses

In 2009 shares and options were obtained upon completion of the strategic alliance with Virage Logic Corporation ($15 million).

35. Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by NXP using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that NXP could realize in a current market exchange or the value that will ultimately be realized by NXP upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

FASB ASC Topic 820 (formerly SFAS 157 “Fair Value Measurements”) requires making quantitative disclosures for financial assets and liabilities that are measured at fair value on a recurring basis. In the table below the column “Fair value hierarchy” the indicated level explains how fair value measurements have been arrived at.

•	Level 1 measures fair value based on quoted prices in active markets for identical assets or liabilities;

•	Level 2 measures fair value based on significant other observable inputs such as quoted prices for similar assets or liabilities in markets, observable interest rates or yield curves, etc.;

•	Level 3 measures of fair value are based on unobservable inputs such as internally developed or used techniques.

		December 31, 2008		December 31, 2009
	Fair value hierarchy	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Securities(*)	1	33	33	—	—
Other financial assets(*)	1	18	18	35	35
Derivative instruments—assets(*)	2	37	37	2	2

Liabilities:
Short-term debt	2	(403)	(403)	(610)	(610)
Long-term debt (bonds)	1	(5,955)	(1,653)	(4,666)	(4,019)
Other long-term debt	2	(9)	(9)	(7)	(7)
Derivative instruments—liabilities(*)	2	(55)	(55)	(9)	(9)

(*)	Represent assets and liabilities measured at fair value on a recurring basis.

For the fair value measurements of pension plan assets, and projected benefit obligations under these defined benefit plans you are referred to note 23.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivative instruments

For other financial assets, fair value is based upon the quoted market prices.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

36. Other financial instruments, derivatives and currency risk

The Company does not purchase or hold financial derivative instruments for trading purposes. Assets and liabilities related to derivative instruments are disclosed in note 15 and note 21. Currency fluctuations may impact NXP’s financial results. NXP has a structural currency mismatch between costs and revenues, as a high proportion of its production, administration and research and development costs is denominated in EURO’s while a higher proportion of its revenues is denominated in US dollars or US dollar-related currencies.

NXP’s transactions are denominated in a variety of currencies. NXP uses financial instruments to reduce its exposure to the effects of currency fluctuations. NXP generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. NXP generally uses forwards to hedge these exposures.

Changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of sales. We record these gains and losses as the underlying assets and liabilities arise as the result of transactions that are either reported as revenues, as goods consumption or other cost of sales within gross margin. The hedges related to anticipated transactions are recorded as cash flow hedges. The results from such hedges were deferred in equity until 2007. From December 2007 going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of NXP. Consequently, the application of cash flow hedge accounting seldom occurs. Changes in the fair value of these forward currency transactions that are not designated to anticipated transactions are immediately reported in the statement of operations under cost of sales. Since these hedging transactions are closely related to the accounts receivable/payable positions for which currency translation gains and losses are reported in cost of sales, NXP has concluded that the hedging results should also be reported in cost of sales.

Derivative instruments relate to

•	hedged balance sheet items,

•	hedged anticipated currency exposures with a duration of up to 12 months.

The derivative assets at the end of 2009 amounted to $2 million (2008: $37 million) whereas derivative liabilities amounted to $9 million (2008: $55 million) and are included in other current assets and accrued liabilities in the consolidated balance sheets.

Currency risk

A higher proportion of our revenues is in US dollars or US dollar-related currencies, compared to our costs. Accordingly, our results of operations may be affected by changes in foreign exchange rates, particularly between the euro and US dollar. A strengthening of the euro against US dollar during any reporting period will reduce income from operations of NXP.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

It is NXP’s policy that transaction exposures are hedged. Accordingly, NXP’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency.

We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenues and expenses.

Committed foreign currency exposures are required to be fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged with a combination of forward transactions up to a maximum tenor of 12 months and a cash position in both euro and dollar. The currency exposure related to our bonds has not been hedged.

The table below outlines the foreign currency transactions outstanding per December 31, 2009:

	Aggregate Contract amount buy/ (sell)(1)	Weighted Average Tenor (in months)
Foreign currency forward contracts(1)
Euro (US dollar)	154	2
US dollar (Japanese Yen)	13	1
(Euro) Japanese Yen	8	1
Pound Sterling (US dollar)	16	1
Euro (Pound Sterling)	5	1
(US dollar) Singapore dollar	13	1
(US dollar) Chinese yuan	5	1
US dollar (Thailand baht)	6	1
(Euro) Singapore dollar	25	1

(1)	U.S. dollar equivalent

Interest rate risk

NXP has significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006, NXP issued several series of notes with maturities ranging from 7 to 9 years and a mix of floating and fixed rates. The euro and US dollar denominated notes represent 36% and 64% respectively of the total notes outstanding.

The following table summarizes the outstanding notes per December 31, 2009:

	Principal amount(*)	Fixed/ floating	Current Coupon rate	Maturity date
Senior Secured Notes	€843	Floating	3.4920	2013
Senior Secured Notes	$1,201	Floating	3.0344	2013
Senior Secured Notes	$845	Fixed	7.8750	2014
Senior Notes	€297	Fixed	8.6250	2015
Senior Notes	$788	Fixed	9.5000	2015
Super Priority Notes	€29	Fixed	10.0000	2013
Super Priority Notes	$221	Fixed	10.0000	2013

(*)	amount in millions

A sensitivity analysis shows that if interest rates were to increase/decrease instantaneously by 1% from the level of December 31, 2009 all other variables held constant, the annualized net interest expense would increase/decrease by $24 million. This impact is based on the outstanding net debt position as per December 31, 2009.

Notes to the consolidated financial statements of NXP Semiconductors N.V.—(Continued)

All amounts in millions of $ unless otherwise stated.

37. Earnings per share

The earnings per share (EPS) data have been calculated as follows:

	2007(*)	2008(*)	2009
Net income (loss)	(603)	(3,574)	(161)
Less: dividend liability on preferred stock	(586)	—	—
Net income (loss) adjusted	(1,189)	(3,574)	(161)
Net income (loss) attributable to stockholders	(1,236)	(3,600)	(175)

Weighted average number of shares (in thousands)	5,000	180,210	215,252

Plus incremental shares from assumed conversion of:
Options(1)	—	—	—
Equity rights(2)	—	—	—

Dilutive potential common shares	—	—	—
Adjusted weighted average number of shares	5,000	180,210	215,252

Basic/diluted earnings per share in $
Net income (loss)	(237.80)	(19.83)	(0.75)
Net income (loss) attributable to stockholders	(247.20)	(19.98)	(0.81)

(*)	On February 29, 2008, through a multi-step transaction, the nominal value of the common shares was decreased from EUR 1 to EUR 0.01 and all preference shares were converted into common shares, resulting in an increase of outstanding common shares from 100 million into 4.3 billion. The Company amended its Articles of Association on August 2, 2010 in order to effect a 1-for-20 reverse stock split, decreasing the outstanding common shares from approximately 4.3 billion to approximately 215 million, and increased the nominal value of the common shares from €0.01 per share to €0.20 per share . In all periods presented, basic and diluted weighted average shares outstanding have been calculated to reflect the 1-for-20 reverse stock split.
(1)	In 2009, 1,205,416 securities that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been antidilutive for the period presented.
(2)	In 2009, 603,018 securities that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been antidilutive for the period presented.
In 2008 and 2007, no stock options or equity rights could be considered as potential common shares for the calculation of diluted earnings per share, because they had an exercise price higher than the fair value.

38. Subsequent events

On February 8, 2010, we completed Trident’s acquisition of NXP’s television systems and set-top box business lines, a transaction first announced on October 5, 2009. Subsequent the closing of the acquisition, NXP owns approximately 60% of the outstanding stock of Trident. As a result of the terms and conditions agreed between the parties, primarily that NXP will only retain a 30% voting interest in participatory rights and 60% voting interest for protective rights only, NXP will account for its investment in Trident under the equity method.

In order to reduce our overall debt level and related interest expense, after the reporting date we purchased senior notes in an open market transaction for a nominal amount of approximately $14.5 million. The payment of the notes was funded with available cash. We may from time to time continue to seek opportunities to retire or purchase our outstanding debt.

Per year-end, the activities of Moversa, our joint venture with Sony established in 2007, ended. As per February 23, 2010, NXP acquired Sony’s 50% stake in Moversa, and merged Moversa with NXP Semiconductors Austria GmbH.

Interim consolidated statements of operations and comprehensive income of NXP Semiconductors N.V. (unaudited)

	For the quarter ended
($ in millions, unless otherwise stated)	March 29, 2009	April 4, 2010
Sales	702	1,165
Cost of sales	(634)	(737)

Gross profit	68	428
Selling expenses	(61)	(66)
General and administrative expenses	(173)	(191)
Research and development expenses	(187)	(154)
Other income (expense)	6	(17)

Income (loss) from operations	(347)	—
Financial income (expense):
– Extinguishment of debt	—	2
– Other financial income (expenses)	(309)	(304)

Income (loss) before taxes	(656)	(302)
Income tax benefit (expense)	(8)	(8)

Income (loss) after taxes	(664)	(310)
Results relating to equity-accounted investees	75	(26)

Net income (loss)	(589)	(336)

Attribution of net income (loss) for the period:
Net income (loss) attributable to stockholders	(579)	(345)
Net (income) loss attributable to non-controlling interests	(10)	9

Net income (loss)	(589)	(336)

Basic and diluted earnings per common share in $ weighted average number of shares of common stock outstanding during the period (in thousands)	215,252	215,252
Net income (loss)	(2.74)	(1.56)
Net income (loss) attributable to stockholders	(2.69)	(1.60)

Consolidated statements of comprehensive income:
Net income (loss)	(589)	(336)
– Unrealized gain (loss) on available for sale securities	(1)	—
– Recognition funded status pension benefit plan	—	—
– Unrealized gain (loss) on cash flow hedge	—	—
– Foreign currency translation adjustments	70	21
– Reclassifications into income	(78)	—
– Income tax on net current period changes	—	—

Total comprehensive income (loss)	(598)	(315)

Attribution of comprehensive income (loss) for the period:
Income (loss) attributable to stockholders	(588)	(324)
Income (loss) attributable to non-controlling interests	(10)	9

Total net comprehensive income (loss)	(598)	(315)

The accompanying condensed notes are an integral part of these unaudited interim consolidated financial statements.

Interim consolidated balance sheets of NXP Semiconductors N.V.

($ in millions, unless otherwise stated)	December 31, 2009		April 4, 2010

	(audited)		(unaudited)
Assets
Current assets
Cash and cash equivalents		1,041		870
Receivables:
– Accounts receivable—net	455		538
– Other receivables	59		60

		514		598
Assets held for sale		144		46
Inventories		542		478
Other current assets		272		212

Total current assets		2,513		2,204

Non-current assets
Investments in equity-accounted investees		43		194
Other non-current financial assets		35		35
Other non-current assets		94		139
Property, plant and equipment:
– At cost	2,468		2,404
– Less accumulated depreciation	(1,107)		(1,150)

		1,361		1,254
Intangible assets excluding goodwill:
– At cost	3,387		3,190
– Less accumulated amortization	(1,381)		(1,382)

		2,006		1,808
Goodwill		2,621		2,477

Total non-current assets		6,160		5,907

Total		8,673		8,111

Liabilities and equity
Current liabilities
Accounts payable		582		561
Liabilities held for sale		2		29
Accrued liabilities		702		682
Short-term provisions		269		198
Other current liabilities		88		87
Short-term debt		610		611

Total current liabilities		2,253		2,168

Non-current liabilities
Long-term debt		4,673		4,566
Long-term provisions		460		405
Other non-current liabilities		159		152

Total non-current liabilities		5,292		5,123

Contractual obligations and contingent liabilities		—		—
Equity
Non-controlling interests		198		207
Stockholder’s equity:
Common stock, par value € 0.20 per share:
Authorized: 430,503,000 shares	—		—
Issued: 215,251,500 shares	42		42
Capital in excess of par value	5,555		5,562
Accumulated deficit	(5,219)		(5,564)
Accumulated other comprehensive income (loss)	552		573

Total Stockholders’ equity		930		613

Total equity		1,128		820

Total		8,673		8,111

The accompanying condensed notes are an integral part of these unaudited interim consolidated financial statements.

Interim consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

	For the quarter ended
($ in millions, unless otherwise stated)	March 29, 2009	April 4, 2010
Cash flows from operating activities:
Net income (loss)	(589)	(336)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	211	193
Write-off of in-process research and development	—	—
Impairment goodwill and other intangibles	—	—
Impairment assets held for sale	—	—
Net (gain) loss on sale of assets	(76)	25
Gain on extinguishment of debt	—	(2)
Results relating to equity-accounted investees	—	26
Dividends paid to non-controlling interests	(29)	—
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(11)	(71)
(Increase) decrease in inventories	32	70
Increase (decrease) in accounts payable, accrued and other liabilities	(110)	(1)
Decrease (increase) in other non-current assets	(81)	(107)
Increase (decrease) in provisions	58	(73)

Other items	227	261

Net cash provided by (used for) operating activities	(368)	(15)
Cash flows from investing activities:
Purchase of intangible assets	(1)	(1)
Capital expenditures on property, plant and equipment	(37)	(51)
Proceeds from disposals of property, plant and equipment	5	4
Proceeds from disposals of assets held for sale	—	—
Proceeds from the sale of securities	20	—
Purchase of other non-current financial assets	—	—
Proceeds from the sale of other non-current financial assets	—	—
Purchase of interests in businesses	—	—
Proceeds from (consideration related to) sale of interests in businesses	118	(47)
Cash settlement agreement with Philips	—	—

Net cash (used for) provided by investing activities	105	(95)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	9	1
Amounts drawn under the revolving credit facility	200	—
Repayments under the revolving credit facility	—	—
Repurchase of long-term debt	—	(12)
Principal payments on long-term debt	(1)	—
Capital repayment to non-controlling interests	—	—

Net cash provided by (used for) financing activities	208	(11)
Effect of changes in exchange rates on cash positions	(35)	(50)

Increase (decrease) in cash and cash equivalents	(90)	(171)
Cash and cash equivalents at beginning of period	1,796	1,041

Cash and cash equivalents at end of period	1,706	870

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying condensed notes are an integral part of these unaudited interim consolidated financial statements.

Interim consolidated statements of cash flows

of NXP Semiconductors N.V. (unaudited)—(Continued)

	For the quarter ended
($ in millions, unless otherwise stated)	March 29, 2009	April 4, 2010
Supplemental disclosures to the interim consolidated statements of cash flows
Net cash paid during the period for:
Interest	57	35
Income taxes	—	3

Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	143	(43)
Book value of these assets	(143)	(92)
Non-cash assets received	76	110

	76	(25)
Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Trident shares	—	177
Virage Logic shares/options	—	—
Others	—	—

Other items:
Other items consist of the following non-cash elements in income:
Exchange differences	222	259
Share-based compensation	5	7
Value adjustments/impairment financial assets	—	(1)
Non-cash interest cost due to applying effective interest method	—	3
Others	—	(7)

	227	261

Interim consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

				Accumulated other comprehensive income (loss)
($ in millions, unless otherwise stated)	Common stock	Capital in excess of par value	Accumu- lated deficit	Currency translation differences	Unrealized gain (loss) on available- for-sale securities	Unrecog- nized net periodic pension cost	Changes in fair value of cash flow hedges	Total accum. other compr. income	Total stock- holders equity	Non- controlling interests	Total equity
Balance as of December 31, 2009	42	5,555	(5,219)	520	—	32	—	552	930	198	1,128

Net income (loss)			(345)						(345)	9	(336)
Components of other comprehensive income:									—		—
Recognition of funded status pension benefit plan									—		—
Unrealized gain (loss) on available for sale securities
Foreign currency translation adjustments				23		(2)		21	21		21
Reclassifications into income									—		—
Income tax on current period changes									—		—
Share-based compensation plans		7							7		7
Dividends distributed									—		—

Balance as of April 4, 2010	42	5,562	(5,564)	543	—	30	—	573	613	207	820

The accompanying condensed notes are an integral part of these unaudited interim consolidated financial statements.

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

1. Introduction

The consolidated financial statements include the accounts of NXP Semiconductors N.V. and its consolidated subsidiaries. Unless the context otherwise requires, all references herein to “NXP”, “the Company” and “we” are to NXP Semiconductors N.V. and its consolidated subsidiaries, including NXP B.V.

The Company is a holding company, whose only material assets are the direct ownership of 100% of the shares of NXP B.V. NXP’s headquarters are in the Netherlands and, in its current form, NXP was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductors businesses to a consortium of private equity investors (the “Private Equity Consortium”) in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of its semiconductors business to a separate legal entity on September 28, 2006. Subsequently, on September 29, 2006, all of the issued and outstanding shares of this separate legal entity were acquired by NXP. We refer to our acquisition by the Company as the “Formation”.

In compliance with FASB ASC Topic 280 “Segment Reporting” (formerly SFAS 131), four segments are distinguished as business segments. NXP is structured in two market-oriented business segments: High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”), which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

Reverse stock split

The Company has amended its Articles of Association on August 2, 2010 in order to effect a 1-for-20 reverse stock split of its shares of common stock. Basic and diluted weighted average shares outstanding and earnings per share have been adjusted retrospectively to reflect the reverse stock split in all periods presented. The exercise price and the number of shares of common stock issuable under the Company’s share based compensation plans were proportionately adjusted retrospectively to reflect the reverse stock split. In addition, authorized and issued share capital has been adjusted retrospectively to reflect the reverse stock split.

Conversion

In addition to the reverse stock split, the Company has also amended its Articles of Association in order to convert a certain percentage of previously authorized common stock to preferred stock. The final result is that the stock capital of the Company as of August 2, 2010 consists of 1,076,257,500 authorized shares, including 430,503,000 authorized shares of common stock (of which 215,251,500 are issued), as well as 645,754,500 authorized but unissued shares of preferred stock.

Accounting policies

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Historical cost is used as the measurement basis unless otherwise indicated.

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

2. Significant accounting policies and new standards after 2009

Principles for consolidated financial statements

The consolidated financial statements include the accounts of the Company, together with its consolidated subsidiaries and all entities in which NXP Semiconductors N.V. company holds a direct or indirect controlling interest, whether through voting rights or through qualifying variable interests, in such a way that the Company would be required to absorb a majority of such entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Accounting standards adopted in 2010

In 2010, the Company adopted the following standards that were issued by the FASB and that were to various degrees of relevance to the Company.

SFAS 166 “Accounting for Transfers of Financial Assets. An amendment of FASB Statement No. 140” Currently FASB ASC Topic 860 “Transfers and Servicing”

On 12 June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 166.

The most significant amendments resulting from Statement 166 consist of the removal of the concept of a qualifying special-purpose entity (QSPE) from Statement 140, and the elimination of the exception for QSPEs from the consolidation guidance of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)).

In addition, Statement 166 amends and clarifies sale accounting and requires among others that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a sale while eliminating the practicability exception for the measurement at fair value. Statement 166 is effective as of 1 January 2010 for the Company and was adopted as of that date.

The Company has evaluated the consequences of this Statement and concluded since it is currently not involved with any QSPE this element of the Statement does not affect NXP. With regard to the transfer of assets guidance, the Statement may affect future transactions, if any.

SFAS 167 “Amendments to FASB Interpretation No, 46(R)” (Currently FASB ASC Topic 810 “Consolidation”

On 12 June 2009, the FASB issued Statement No. 167, which (1) addresses the effects of eliminating the qualifying special-purpose entity (QSPE) concept from FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and (2) modifies some provisions about the application of certain key provisions of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)). Statement 167 is effective for NXP as of 1 January 2010 and requires among other things a qualitative rather than a quantitative analysis to determine the primary beneficiary of a Variable Interest Entity (VIE) and amends certain guidance in FIN 46(R) for determining whether an entity is a VIE, which may change an enterprise’s assessment of which entities with which it is involved are VIEs. Furthermore, it requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE.

NXP has reconsidered its consolidation conclusions for all entities with which it is involved. Our conclusion is that the new guidance will not result in the consolidation of new entities or deconsolidation of entities.

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

New standards after January 2010

In 2010 there were no new accounting pronouncements issued that were of relevance to the Company.

Adjustments to previously reported financial statements

Amounts previously reported in the consolidated balance sheet as of December 31, 2009 have been adjusted to correct immaterial offset errors in the current and deferred tax balances. These adjustments are set out in the table below.

Consolidated balance sheet for the period ending December 31, 2009:

($ in millions)	As originally reported	Adjustments	As currently reported
Other receivables	113	(54)	59
Other current assets	227	45	272
Total current assets	2,522	(9)	2,513
Other non-current assets	604	(510)	94
Total non-current assets	6,670	(510)	6,160
Total assets	9,192	(519)	8,673
Accrued liabilities	(756)	54	(702)
Total current liabilities	(2,307)	54	(2,253)
Long-term provisions	(925)	465	(460)
Total non-current liabilities	(5,757)	465	(5,292)

3. Information by segment and main country

As from 2010, the Company reorganized its prior segments into four reportable segments in compliance with FASB ASC Topic 280 (formerly SFAS 131).

The Company is structured in two market-oriented business segments, High-Performance Mixed-Signal and Standard Products and two other reportable segments, Manufacturing Operations and Corporate and Other.

•

The High-Performance Mixed-Signal business segment delivers high-performance mixed-signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

The Standard Products business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, external revenues and costs in this segment are to a large extent derived from sales of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenues from these sources are expected to decline.

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

•

The Corporate and Other segment includes unallocated research expenses not related to any specific business segment, those corporate restructuring charges not allocated to High-Performance Mixed-Signal and Standard Products and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of can tuners through our joint venture NuTune and software solutions for mobile phones, the “NXP Software”.

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”). For the previously reported periods, the divested operations remained consolidated in our consolidated accounts under a separate new reporting segment named “Divested Home Activities”. The remaining part of the former Home segment has been moved into the segments High-Performance Mixed-Signal and Corporate and Other.

The presentation of our financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

Sales, R&D and income from operations

	For the quarter ended
	March 29, 2009				April 4, 2010
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales
HPMS	373	94	(133)	(35.7)	695	113	51	7.3
SP	151	10	(62)	(41.1)	279	12	24	8.6
Manufacturing Operations(*)	61	5	(49)	(80.3)	109	5	(16)	(14.7)
Corporate and Other	40	19	(27)	NM (1)	35	8	(28)	NM (1)
Divested Home activities	77	59	(76)	(98.7)	47	16	(31)	(66.0)

Total	702	187	(347)	(49.4)	1,165	154	0	0

(*)	For the first quarter of 2010, Manufacturing Operations supplied $301 million (for the first quarter of 2009: $167 million) which have been eliminated in the above presentation.
(1)	Not meaningful

Sales per geographic area

	For the quarter ended
	March 29, 2009	April 4, 2010
China	196	351
Netherlands	22	32
Japan	25	57
United States	57	86
Singapore	72	122
Germany	61	106
Austria	36	56
South Korea	29	49
Other Countries	204	306

Total	702	1,165

The allocation is based on customer location.

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

4. Acquisitions and divestments

Trident

On February 8, 2010, Trident completed its acquisition of our television systems and set-top box business lines included in our former Home segment. As a result of the transaction, we now own 60% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

At December 31, 2009 all assets and liabilities to be sold to Trident were classified as assets held for sale, which resulted in an impairment loss of $69 million on the write-down of the assets to fair value (refer to note 7).

Included in the assets held for sale was a net cash payment of $47 million. The total consideration received related to the above transaction was a receipt of a 60% shareholding in Trident valued at $177 million, based on quoted market price at completion date and was included in our balance sheet as “Investments in equity accounted investees”. The transaction resulted in a net loss of $25 million, reported under other income (expense) during the quarter ended April 4, 2010.

5. Restructuring charges

The following table presents the changes in the position of restructuring liabilities in the first quarter of 2010 by segment:

	Balance January 1, 2010	Additions	Utilized	Released	Other changes(1)	Balance April 4, 2010
High-Performance Mixed-Signal	46	—	(2)	1	—	45
Standard Products	5	—	(1)	(3)	3	4
Manufacturing Operations	144	—	(25)	—	(17)	102
Corporate and Other	96	1	(26)	(8)	12	75
Divested Home activities	22	4	(15)	1	(12)	—

	313	5	(69)	(9)	(14)	226

(1)	Other changes are primarily related to translation differences and reclassifications between segments

The total restructuring liability as of April 4, 2010 of $226 million is classified in the balance sheet under provisions for $215 million (short-term: $186 million; long-term: $29 million) and under accrued liabilities for $11 million.

In 2010 there were no new restructuring projects initiated.

In the first three months of 2010 and 2009 the restructuring charges mainly related to the ongoing Redesign Program of the Company, which was initiated in September 2008, for which in 2010 a charge of $ 5 million was recorded in income from operations. Furthermore, releases of restructuring liabilities were recorded for as amount of $9 million in 2010 (in the first quarter of 2009: $3 million).

In addition, restructuring related costs amounting to $18 million were directly charged to income from operations in the first quarter of 2010 (in the first quarter of 2009: $38 million).

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

On aggregate, the net restructuring charges recorded in the income statement for the first quarter of 2010 amounted to $14 million (for the first quarter of 2009: $35 million).

The components of restructuring charges recorded in the first quarter of 2010 and 2009 are as follows:

	Q1 2009	Q1 2010
Personnel lay-off costs	38	5
Write-down of assets	—	18
Other restructuring costs	—	—
Release of excess provisions/accruals	(3)	(9)

Net restructuring charges	35	14

The net restructuring costs included in Income from Operations categorized by segment are as follows:

	Q1 2009	Q1 2010
High-Performance Mixed-Signal	2	(1)
Standard Products	—	(2)
Manufacturing Operations	16	2
Corporate and Other	16	11
Divested Home Activities	1	4

Total	35	14

The restructuring changes recorded in the statement of operations are included in the following line items in the statement of operations:

	Q1 2009	Q1 2010
Cost of sales	17	(4)
Selling expenses	—	(2)
General and administrative expenses	12	19
Research & development expenses	6	1
Other income and expenses	—

Net restructuring charges	35	14

6. Income taxes

The effective income tax rates for the three months ended April 4, 2010 and March 29, 2009 were (2.6%) and (1.2%) respectively. The higher effective tax rate for the three months ended April 4, 2010 compared to the three months ended March 29, 2009 in the prior year was primarily due to a decrease in losses in tax jurisdictions for which a full valuation allowance is recorded in both quarters ended April 4, 2010 and March 29, 2009.

7. Investments in equity-accounted investees

The Company’s investment in equity-accounted investees increased from $43 million as of December 31, 2009 to $194 million at the end of April 4, 2010, which was entirely due to acquiring a 60% shareholding in Trident Microsystems, Inc.

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

The Company’s share in income of equity accounted investees for the three months ended April 4, 2010 of $26 million related entirely to our shareholding in Trident which was included as from February 8, 2010. For the three months ended March 29, 2009, the sale of the Company’s 20% shareholding in the ST-NXP Wireless joint venture resulted in a gain of $72 million in connection with the release of translation differences.

8. Assets and liabilities held for sale

The following table presents the major classes of assets and liabilities that will be sold in the near future.

Assets and liabilities presented in the table below represents assets and liabilities from the former business segment Home which were sold to Trident on February 8, 2010.

	Q4 2009	Q1 2010
Accounts receivable	—	—
Inventories	42	33
Property, plant and equipment	11	—
Intangible assets including goodwill	149	—
Other assets	—	—
Impairment to fair value less cost to sell	(69)	—

Assets held for sale	133	33
Accounts payable	—	—
Provisions	—	—
Other liabilities	(2)	(29)

Liabilities held for sale	(2)	(29)

These assets held for sale as of December 31, 2009 were reported net of impairment charges of $69 million. The fair value, less cost to sell these assets, was a level 2 measurement based on the quoted market prices of the Trident cost as adjusted for cost to sell the assets.

The total consideration of the above transaction was a net cash payment of $47 million and the receipt of a 60% shareholding in Trident valued at $177 million under equity accounted investees. All assets and liabilities were transferred to Trident, except inventories ($33 million) which will be delivered gradually during 2010 and for which a liability was recorded for an amount of $29 million in promissory notes, resulting in a net loss of $25 million, reported under “Other business income and expense”.

In addition to the assets and liabilities classified as held for sale as presented in the table above, which related to the former Home segment sold to Trident, other assets held for sale on April 4, 2010 amounted to a book value of $13 million, after an additional write-down of $29 million (as of the end of 2009, $11 million net of a write-down of $5 million). These assets held for sale related to real estate and other property that is held for sale following exits or planned exits as a result of the Redesign Program. The fair value of these assets classified as held for sale has been based on quoted broker values and is therefore a level 2 measurement.

Total assets held for sale at April 4, 2010 were $46 million (as of end of 2009: $144 million) whereas the liabilities amounted to $29 million at the end of April 4, 2010 (As of end of 2009: $2 million).

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

9. Inventories

Inventories are stated at the lower of cost or market, less advance payments on work in progress. The cost of inventories is determined using the first-in, first-out (FIFO) method. An allowance is made for the estimated losses due to obsolescence. This allowance is determined for groups of products based on purchases in the recent past and/or expected future demand.

Inventories are summarized as follows:

	Q4 2009	Q1 2010
Raw materials and supplies	310	262
Work in process	142	147
Finished goods	90	69

	542	478

A portion of the finished goods stored at customer locations under consignment amounted to $23 million as of April 4, 2010 (December 31, 2009: $23 million).

The amounts recorded above are net of the allowance for obsolescence.

10. Pensions

Our employees participate in employee pension plans in accordance with the legal requirements, customs and the local situation in the respective countries. Our plans included defined-benefit pension plans, defined-contribution plans and multi-employer plans.

The benefits provided by defined-benefit plans are based on employees’ years of service and compensation levels. Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants.

These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local customs. The Company funds certain defined-benefit pension plans as claims are incurred.

Expected returns per asset class are based on the assumption that asset valuations tend to return to their respective long-term equilibria. The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the funded strategic asset allocation.

The Trident transaction did not result in a curtailment or settlement as the impact was not deemed material (according FASB ASC Topic 715, formerly SFAS No 88). Accordingly, the net periodic pension cost remained unchanged.

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

The components of net periodic pension costs were as follows:

	Q1 2009	Q1 2010
Service cost	4	3
Interest cost on the projected benefit obligation	4	4
Expected return on plan assets	(2)	(2)
Net amortization of unrecognized net assets/liabilities	—	—
Net actuarial loss recognized	—	—
Curtailments & settlements	—	—
Other	—	—

Net periodic cost	6	5

The Company expects to make cash contributions other than benefit payments in relation to defined-benefit plans amounting to $4 million in 2010.

11. Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding April 4, 2010	Due within 1 yr	Due after Q1, 2011	Due after Q1, 2015	Average remaining term (in years)	Amount outstanding December 31, 2009
Euro notes	3.5% - 10%	4.8%	1,571	—	1,571	403	4.0	1,666
USD notes	3.0% - 10%	6.5%	2,988	—	2,988	774	4.3	3,000
Liabilities arising from capital lease transactions	1.0% - 14.8%	6.7%	4	—	4	1	3.5	4
Other long-term debt	0.9% - 1.5%	1.2%	3	—	3	2	4.1	3

			4,566	—	4,566	1,180	4.2	4,673

During 2009, the book value of total debt was reduced from $6,367 million to $5,283 million. A combination of cash buy-backs and exchange offers resulted in a total debt reduction of $1,331 million. The total amount of cash used as a result of the debt buy-backs amounted to $286 million. The total gain on these transactions recognized in 2009 (net of issuance costs) was $1,020 million of which $507 million was recognized in the second quarter and $513 million in the third quarter. In the first quarter of 2010, the Company, through a privately negotiated transaction, purchased its outstanding debt with a book value of $14 million for a consideration of $12 million.

The Company may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

Other effects on the total long-term debt position relate to the translation of EUR notes outstanding.

Euro notes

The Euro notes outstanding per the end of April 4, 2010 consist of the following three series:

–	€ 10% super priority notes due July 15, 2013;

–	€ floating rate senior secured notes due October 15, 2013; and

–	€ 8 5/8 % senior notes due October 15, 2015.

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

USD notes

The USD notes consist of the following four series:

–	$ 10% super priority notes due July 15, 2013;

–	$ floating rate senior secured notes due October 15, 2013;

–	$ 7 7/8% senior secured notes due October 15, 2014; and

–	$ 9 1/2% senior notes due October 15, 2015.

Credit facilities

At December 31, 2009, the Company had a senior secured revolving credit facility of $720 million (denominated: EUR 500 million) entered into as from September 29, 2006 (the “Secured Revolving Credit Facility”), in order to finance the working capital requirements and general corporate purposes of which $120 million was unused. This committed revolving credit facility has a tenor of 5 years and expires in 2012.

Although the revolving credit facility expires in 2012, the Company has the flexibility of drawing and repaying under this facility and therefore the amount drawn is classified under short-term debt.

All of the Guarantors of the secured notes described above are also guarantor of our obligations under this committed revolving credit facility and similar security (on a first priority basis) as granted under the secured notes has been granted for the benefit of the lenders under this facility.

On April 15, 2010, the Company entered into a commitment letter under which various lenders agreed to enter into a “forward start” revolving credit facility to refinance the Company’s existing senior secured revolving credit facility upon its maturity.

Certain terms and Covenants of the Euro and USD notes and the credit facilities

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries as of April 4, 2010 in the amount of $3,983 million (as of March 29, 2009: $4,501 million).

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly-owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the Secured Revolving Credit Facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)	all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

(b)	all present and future intercompany debt of the Company and each Guarantor;

(c)	all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)	all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and

•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•

if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

•

if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•

if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

12. Contingent liabilities

Guarantees

As of April 4, 2010, there were no material guarantees recognized by the Company.

Capital contributions

NXP has a contractual agreement to contribute $18 million in its ASEN venture if our venture partner contributes its contractually agreed amounts. We expect this contribution may occur in 2010.

Other commitments

The Company has made certain commitments to SSMC, whereby the Company is obligated to make cash payments to SSMC should it fail to purchase an agreed-upon percentage of the total available capacity at

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

SSMC’s fabrication facilities if overall SSMC utilization levels drop below a fixed proportion of the total available capacity. In the periods presented in these financial statements no such payments were made. Furthermore, other commitments exist with respect to long-term obligations for a joint development contract with Catena Holding BV of $9 million.

Environmental remediation

The Company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable.

At the end of the first quarter of 2010 the Company has not incurred material environmental remediation obligations.

Litigation

The Company and certain of its businesses are regularly involved as plaintiffs or defendants in claims and litigation relating to matters such as commercial transactions and intellectual property rights. In addition, divestments sometimes result in, or are followed by, claims or litigation by either party. From time to time, the Company and certain of its businesses also are subject to alleged patent infringement claims, and rarely participate in settlement discussions. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is the belief of the Company’s management that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on the Company’s consolidated financial position. However, such outcomes may be material to the consolidated statement of operations of the Company for a particular period.

The Company is subject of an investigation by the European Commission in connection with alleged violations of competition laws in connection with the smart card chips we produce. The European Commission stated in its release of January 7, 2009, that it would start investigations in the smart card chip sector because it has reason to believe that the companies concerned may have violated European Union competition rules, which prohibits certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As a company active in the smart card chip sector, NXP is subject to the ongoing investigations. The Company is cooperating in the investigation. The Company has received written requests for information from the European Commission and is co-operating with the European Commission in answering these requests.

13. Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. FASB ASC Topic 820 (formerly SFAS 157 “Fair Value Measurements”) requires quantitative disclose for financial assets and liabilities that are measured at fair value on a recurring basis. In the table below the column “Fair value hierarchy” the indicated level explains how fair value measurements have been arrived at.

•	Level 1 measures fair value based on quoted prices in active markets for identical assets or liabilities;

•	Level 2 measures fair value based on significant other observable inputs such as quoted prices for similar assets or liabilities in markets, observable interest rates or yield curves, etc.;

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

•	Level 3 measures of fair value are based on unobservable inputs such as internally developed or used techniques.

	Fair value hierarchy	December 31, 2009		April 4, 2010
		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets;
Securities*)	1	—	—	—	—
Other financial assets*)	1	35	35	35	35
Derivative instruments—assets*)	2	2	2	8	8

Liabilities:
Short-term debt	2	(610)	(610)	(611)	(611)
Long-term debt (bonds)	1	(4,666)	(4,019)	(4,559)	(4,391)
Other long-term debt	2	(7)	(7)	(7)	(7)
Derivative instruments—liabilities*)	2	(9)	(9)	(5)	(5)

*)	Represent assets and liabilities measured at fair value on a recurring basis.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents, accounts receivable and payable-current

The carrying amounts approximate fair value because of the short maturity of these instruments.

Other financial assets and derivative instruments

For other financial assets, fair value is based upon the quoted market prices.

The level 2 measures fair value of financial derivative instruments as the net present value of such derivative instruments future cash flows. Applied yield curves are based on consensus pricing services. Contributors to consensus pricing services are financial markets participants, with executable quotes. It should be recognized, however, that prices from consensus services on themselves are not executable.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

14. Other financial instruments, derivatives and currency risk

The Company does not purchase or hold financial derivative instruments for trading purposes. Currency fluctuations may impact the Company’s financial results. The Company has a structural currency mismatch between costs and revenues, as a high proportion of its production, administration and research and development costs is denominated in EURO’s while a higher proportion of its revenues is denominated in U.S. dollars or U.S. dollar-related currencies.

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

The Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to reduce its exposure to the effects of currency fluctuations. The Company generally hedges foreign currency exposures in relation to transaction exposures, such as receivables/payables resulting from such transactions and part of anticipated sales and purchases. The Company generally uses forwards to hedge these exposures.

Changes in the fair value of foreign currency accounts receivable/payable as well as changes in the fair value of the hedges of accounts receivable/payable are reported in the statement of operations under cost of sales. The hedges related to anticipated transactions are recorded as cash flow hedges. The results from such hedges were deferred in equity until 2007. From December 2007 going forward, the application of cash flow hedge accounting for foreign currency risks is limited to transactions that represent a substantial currency risk that could materially affect the financial position of the Company. Consequently, the application of cash flow hedge accounting seldom occurs. Changes in the fair value of these forward currency transactions that are not designated to anticipated transactions are immediately reported in the statement of operations under cost of sales.

Derivative instruments relate to

•	hedged balance sheet items,

•	hedged anticipated currency exposures with a duration of up to 12 months.

The derivative assets at the end of April 4, 2010 amounted to $8 million (December 31, 2009: $2 million) whereas derivative liabilities amounted to $5 million (2009: $9 million) and are included in other current assets and accrued liabilities in the consolidated balance sheets.

Currency risk

A higher proportion of our revenues is in U.S. dollars or U.S. dollar- related currencies, compared to our costs. Accordingly, our results of operations may be affected by changes in foreign exchange rates, particularly between the euro and U.S. dollar. A strengthening of the euro against U.S. dollar during any reporting period will reduce income from operations of NXP.

It is NXP’s policy that transaction exposures are hedged. Accordingly, the Company’s organizations identify and measure their exposures from transactions denominated in other than their own functional currency.

We calculate our net exposure on a cash flow basis considering balance sheet items, actual orders received or made and anticipated revenues and expenses.

Committed foreign currency exposures are required to be fully hedged using forward contracts. The net exposures related to anticipated transactions are hedged with a combination of forward transactions up to a maximum tenor of 12 months and a cash position in both euro and dollar. The currency exposure related to our bonds has not been hedged.

Condensed notes to the interim consolidated financial statements of NXP Semiconductors N.V. (unaudited)—(Continued)

($ in millions, unless otherwise stated)

The table below outlines the foreign currency transactions outstanding per April 4, 2010:

	Aggregate Contract amount buy/ (sell)1)	Weighted Average Tenor (in months)	Fair value
Foreign currency forward contracts1 )
Euro (US dollar)	(71)	2	(1.5)
(US dollar) Japanese Yen	(1)	1	—
Great Britain pound (US dollar)	(19)	2	(0.2)
(US dollar) Singapore dollar	(18)	1.5	0.13

1)	USD equivalent

Interest rate risk

NXP has significant outstanding debt, which creates an inherent interest rate risk. On October 12, 2006 and on April 2, 2009 NXP issued several series of notes with maturities ranging from 4 to 9 years and a mix of floating and fixed rates. The euro and U.S. dollar denominated notes represent 34% and 66% respectively of the total notes outstanding.

The following table summarizes the outstanding notes per April 4, 2010:

	Principal amount*	Fixed/ floating	Current coupon rate	Maturity date
Senior Secured Notes	€843	Floating	3.4340	2013
Senior Secured Notes	$1,201	Floating	3.0013	2013
Senior Secured Notes	$845	Fixed	7.8750	2014
Senior Notes	€297	Fixed	8.6250	2015
Senior Notes	$774	Fixed	9.5000	2015
Super Priority Notes	€29	Fixed	10.0000	2013
Super Priority Notes	$221	Fixed	10.0000	2013

*	amount in millions

A sensitivity analysis shows that if interest rates were to increase/decrease instantaneously by 1% from the level of April 4, 2010 all other variables held constant, the annualized net interest expense would increase/decrease by $23 million. This impact is based on the outstanding net debt position as per April 4, 2010.

34,000,000 Shares

Common Stock

PROSPECTUS

Until             , all dealers that effect transactions in these securities, whether or not participating in this offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Under Dutch law, indemnification provisions may be included in the articles of association and, accordingly, our amended articles of association that will be in effect upon the completion of this offering provide that we shall indemnify any of our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner that could reasonably be believed to be in or not opposed to our best interests. In addition, upon completion of this offering, we may enter into indemnification agreements with our directors and officers.

Item 7.	Recent Sales of Unregistered Securities.

The Management Foundation, a foundation organized under the laws of the Netherlands, established to implement our management co-investment program, holds 600,000 of our shares of common stock for the benefit of the designated participants in the program. Pursuant to this program, selected members of our management, including our chief executive officer, the members of our management team and the other NXP executives, have purchased depositary receipts for shares of common stock issued by the Management Foundation, each representing economic interests in one share of our common stock. These interests include any dividends and other proceeds or liquidation entitlements, but do not include any voting rights, which are retained by the Management Foundation in its capacity as stockholder. Participants in our management co-investment program are selected by the nominating and compensation committee, with respect to participants who are on our board, and by the chief executive officer, with respect to other participants.

From October 2007 to December 2008, we granted approximately 135 members of management and executive officers, stock options under which, such members of management and executive officers, were given the right to purchase an aggregate of approximately 42.5 million depositary receipts representing an aggregate of approximately 42.5 million shares of our common stock upon exercise and payment of the exercise price, after these rights vested, and only upon a sale of shares by the Private Equity Consortium or upon a change of control (in particular, upon the Private Equity Consortium no longer holding 30% of our common stock). The exercise prices for these options ranged from €20.00 to €50.00 per stock option. As of December 31, 2008, rights to purchase depositary receipts representing an aggregate of approximately 33 million shares of common stock were outstanding. Most of these outstanding shares of common stock were cancelled under our new stock options exchange program of May 2009, which is described below. The remaining lapsed as a result of the holders of stock options having left our employment. Approximately 4.5 million stock options entitling to the right to purchase depositary receipts representing an aggregate of approximately 4.5 million shares of our common stock have not been exchanged and are still outstanding as per December 31, 2009.

From October 2007 to April 4, 2010, we granted approximately 1,045 non-executive employees equity rights under which such non-executive employees were given the right to acquire an aggregate of approximately 474,722 shares of common stock for no consideration after the rights vested and upon a change of control (in particular, upon the Private Equity Consortium no longer holding 30% of our common stock).

Since neither our stock options nor our equity rights and shares of common stock were traded on any stock exchange, and exercise is dependent upon certain conditions, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. We have concluded that the fair value of the share-based payments can best be estimated by the use of a binomial option-pricing model because such model takes into account the various conditions and subjective assumptions that determine the estimated value. These assumptions are discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-based Compensation”, included elsewhere in this registration statement.

Because the stock options and equity rights were not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the stock options and equity rights is an estimate based on the time period private equity investors typically take to liquidate a portfolio investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period from valuation to exit date.

In May 2009, we executed a stock options exchange program, under which new stock options were granted to eligible individuals in exchange for their existing stock options. By accepting the new stock options, all existing stock options (vested and unvested) owned by the eligible individuals were cancelled. Under this program, an aggregate number of approximately 21 million stock options, representing the right to purchase depositary receipts for approximately 21 million shares of common stock were exchanged into approximately 7.5 million stock options entitling to purchase depositary receipts for approximately 7.5 million shares of common stock. In addition, an average of approximately 6.5 million new stock options representing the right to purchase depositary receipts for approximately 6.5 million shares of common stock have been granted to new employees. The exercise prices for these new stock options ranged from €2.00 to €40.00 per stock option. In certain cases, the vesting schedules of the options were also revised.

The current option pool available for stock options grants, as determined by our stockholders, is for an amount of stock options representing, in the aggregate, up to 21.8 million common shares in our share capital. As of December 31, 2009, a total of approximately 19 million stock options were granted and were outstanding, under the management equity plan to a group of approximately 125 (current and former) NXP executives (which includes our chief executive officer and the other members of the management team). These stock options can be exercised at exercise prices which vary from €2.00 to €50.00 per stock option.

The issuances described above were effected without registration in reliance on (1) the exemptions afforded by Section 4(2) of the Securities Act, because the sales did not involve any public offering, (2) Rule 701 promulgated under the Securities Act for shares that were sold under a written compensatory benefit plan or contract for the participation of our employees, directors, officers, consultants and advisors, and (3) Regulation S promulgated under the Securities Act relating to offerings of securities outside of the United States.

Item 8.	Exhibits and Financial Statement Schedules.

Exhibits

See exhibit index which is incorporated herein by reference.

Financial Statements Schedules

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 9.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the several underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the several underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly reasonable grounds to believe that it meets all of the requirements for filing on Form F–1 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Eindhoven, the Netherlands on August 2, 2010.

NXP Semiconductors N.V.

By:	*
Name:	Richard L. Clemmer
Title:	Chief Executive Officer

Michel Plantevin, the undersigned director of NXP Semiconductors N.V., hereby severally constitutes and appoints Karl-Henrik Sundström, James N. Casey, Guido Dierick and Jean Schreurs, each of them singly (with full power to each of them to act alone), true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

	* Richard L. Clemmer	Chief Executive Officer and Member of the Board of Directors (Principal executive officer)	August 2, 2010

	* Karl-Henrik Sundström	Chief Financial Officer (Principal financial and accounting officer)	August 2, 2010

	* Johannes P. Huth	Member of the Board of Directors	August 2, 2010

	* Ian Loring	Member of the Board of Directors	August 2, 2010

	* Richard Wilson	Member of the Board of Directors	August 2, 2010

	/s/ Michel Plantevin Michel Plantevin	Member of the Board of Directors	August 2, 2010

*By:	/s/ Guido Dierick Guido Dierick Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of NXP Semiconductors N.V., has signed this amendment to the registration statement in San Jose, CA, on August 2, 2010.

James N. Casey, the undersigned authorized representative in the United States of NXP Semiconductors N.V., hereby severally constitutes and appoints Karl-Henrik Sundström, Guido Dierick and Jean Schreurs, each of them singly (with full power to each of them to act alone), true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

NXP Semiconductors N.V.

Authorized Representative in the United States

By:	/s/ JAMES N. CASEY
Name:	James N. Casey

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement among NXP Semiconductors N.V. and Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated

3.1	Certificate of Incorporation

3.2	Articles of Association of NXP Semiconductors N.V.

4.1	Senior Secured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as Trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.2*	Super Priority Notes Indenture dated as of April 2, 2009 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Law Debenture Trust Company of New York as Trustee

4.3	Senior Unsecured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.4	Collateral Agency Agreement dated as of September 29, 2006 among NXP Semiconductors N.V. (formerly known as KASLION Acquisition B.V.) NXP B.V., Guarantors named therein, Secured Parties as defined therein and from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. As Taiwan Collateral Agent (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-4 of NXP B.V., filed on April 23, 2007 (File No. 333-142287))

4.5*	Senior Secured Indenture dated as of July 20, 2010 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent

4.6	Form of amended and restated shareholders’ agreement among the AlpInvest Parties, Apax Parties, Bain Capital Parties, Co-Invest Parties, Kaslion S.à r.l., KASLION Holding B.V., Koninklijke Philips Electronics N.V. and Stichting Management Co-Investment NXP

4.7*	Form of Registration Rights Agreement among NXP Semiconductors N.V., AlpInvest Partners CSI 2006 Lion C.V., AlpInvest Partners Later Stage II-A Lion C.V., Meridian Holding S.à.r.l., Bain Pumbaa Luxco S.à.r.l., KKR NXP Investor S.à.r.l., NXP Co-Investment Investor S.à.r.l., SLII NXP S.à.r.l., Koninklijke Philips Electronics N.V., Stichting Management Co-Investment NXP and certain hedge funds party to the agreement.

5.1	Form of opinion of De Brauw Blackstone Westbroek N.V. regarding the validity of the shares of common stock being registered

10.1**	Intellectual Property Transfer and License Agreement dated as of September 28, 2006 between Koninklijke Philips Electronics N.V. and NXP B.V.

10.2**	Intellectual Property Transfer and License Agreement dated as of November 16, 2009 among NXP B.V., Virage Logic Corporation and VL C.V.

Exhibit Number	Description of Document

10.3	Secured Revolving Credit Facility dated as of September 29, 2006 among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank, Ltd., as Taiwan Collateral Agent, Deutsche Bank AG, London Branch, as Syndication Agent, Merrill Lynch Capital Corporation as Documentation Agent and Morgan Stanley Bank International Limited, Deutsche Bank AG, London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint-lead arrangers and Joint bookrunners (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-4 of NXP B.V., filed on April 23, 2007 (File No. 333-142287))

10.4*	Shareholders’ Agreement dated as of March 30, 1999, as amended, among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

10.5*

Forward Start Revolving Credit Facility dated as of May 10, 2010 among NXP Semiconductors N.V., NXP B.V., NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Administrative Agent and Barclays Capital, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank), Credit Suisse Securities (USA) LLC, ABN AMRO Bank N.V. (formerly known as Fortis Bank (Nederland) N.V.), Goldman Sachs International, HSBC Bank plc, Merrill Lynch International and Morgan Stanley Bank International Limited as Joint-Lead Arrangers and Joint Bookrunners

10.6*	Lease Agreement dated as of September 15, 2009, among Beijing Economic-Technological Investment & Development Corporation and NXP Semiconductors (Beijing) Limited for the property at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technological Area of China

10.7*	Supplementary Agreement dated as of September 15, 2009 to the Lease Agreement dated as of September 15, 2009, among Beijing Economic-Technological Investment & Development Corporation and NXP Semiconductors (Beijing) Limited for the property at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technological Area of China

10.8*	Lease Agreement dated as of December 23, 2004 among Jurong Town Corporation and Systems on Silicon Manufacturing Company Pte. Ltd. for the property at No. 70 Pasir Ris Drive 1, Singapore

10.9*	Lease Agreement dated as of September 26, 2003 among Huangjiang Investment Development Company and Philips Semiconductors (Guangdong) Company Ltd. for the property at Tian Mei High Tech Industrial Park, Huang, Jiang Town, Dongguan City, China

10.10*	Building Lease Contract dated as of May 12th, 2000 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.11*	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of October 30, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.12*	Agreement with regard to the Lease of a Standard Plant Basement dated as of July 1, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.13*	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of March 8, 2010 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.14*	Agreement with regard to the Lease of Additional Land dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

Exhibit Number	Description of Document

10.15*	Agreement with regard to the Lease of a Dangerous Goods Warehouse dated as of November 27, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.16*	Agreement with regard to the Lease of a Standard Plant Basement dated as of July 1, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.17*	Storage and Transportation Agreement dated as of January 15, 2007 between Phi-Kai Technology Co., Ltd. and NXP Semiconductors Taiwan Ltd.

10.18*	Agreement with regard to the Lease of Land at Property Number AL012 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.19*	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.20*	Agreement with regard to the Lease of Land at Property Number AL071 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.21*	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.22*	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.23	[Reserved]

10.24*	NXP Management Equity Plan 2009

10.25*	Conditions of administration of the Stichting Management Co-Investment NXP

10.26*	NXP Global Equity Incentive Program

21.1*	List of Subsidiaries of the Registrant

23.1	Consent of KPMG Accountants N.V.

23.2	Consent of Deloitte Accountants B.V.

23.3	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibit 5.1)

24.1*	Power of Attorney of Richard L. Clemmer and Karl-Henrik Sundström

24.2*	Power of Attorney of Johannes P. Huth, Ian Loring and Richard Wilson

99.1	Consent of Kenneth A. Goldman

99.2	Consent of Josef Kaeser

*	Previously filed
**	Confidential Treatment Requested